                              PIKE HOLDINGS, INC.



                       Registration Statement on Form S-1
                             (File No. 333-124117)

                _______________________________________________


           Supplemental Material (P-1) in response to the SEC Comment
                           Letter dated July 23, 2004

                               PIKE HOLDINGS, INC.
                       REGISTRATION STATEMENT ON FORM S-1
                             (FILE NO. 333-124117)

                            SUPPLEMENTAL MATERIAL P-1



                               STATEMENT                                 PAGE          SEC COMMENT            TAB
                               ---------                                 ----          -----------            ---
Based on data from Edison Electric Institute, distribution spending        1                3                  3
represented $11.4 billion of the $15.5 billion of total spending by investor owned utilities on electric distribution and transmission in
2003.

The electric power market in the United States is an over $250 billion    51                3                  1
industry...

.... with electricity consumption having grown at an average compound      51                3                  2
annual growth rate, or CAGR, of 2.5% from 1975 to 2004, according to the Energy Information Administration, or EIA.

Second, we believe distribution and sub-500 kV transmission work is a     52                6                  3
highly attractive area because demand for these services is relatively stable.

In addition, electricity consumption is expected to continue to           52                3                  4
increase by an additional 43% between 2005 and 2025 according to the
EIA.

The southeastern and south central regions of the United States, which     2                6                  5
form the largest part of our market, have exhibited greater population    55
growth than the rest of the country, driving both increased investment    57
in the distribution and transmission infrastructure and the related increase in maintenance requirements.

....electricity consumption, which, according to the EIA, has nearly       53                6                  2
doubled since 1975.

We are one of the largest third-party providers of outsourced electric     1                3                  6
distribution and transmission services in the United States.              54
                                                                          55

Moreover, expenditures on distribution are generally more stable than      1                6                  3
those for heavy transmission infrastructure, which tend to be             54
characterized by large, one-time projects.

From 1990 through 2003, for example, electricity consumption in the       56                6                  2
United States as a whole increased 29% according to the EIA...

.... while electricity consumption in our geographical market increased    56                6                  7
34%.

Throughout our market, we are a leading provider of emergency services     2                3                  8
for storm restoration.                                                    56

.... expenditures on distribution are significantly greater and are        57                6                  3
generally more stable than those for transmission, and the
transmission services that we provide typically tend to be more recurring than those for heavy transmission infrastructure due to the necessary maintenance and service requirements of sub-500 kV transmission lines.

                                     [TAB 1]

                                                              DOE/EIA-0348(2003)

                           ELECTRIC POWER ANNUAL 2003

                                  December 2004

                        Energy Information Administration
              Office of Coal, Nuclear, Electric and Alternate Fuels
                            U.S. Department of Energy
                              Washington, DC 20585

                  This report is only available on the Web at:
            http://www.eia.doe.gov/cneaf/electricity/epa/epa_sum.html

THIS REPORT WAS PREPARED BY THE ENERGY INFORMATION ADMINISTRATION, THE INDEPENDENT STATISTICAL AND ANALYTICAL AGENCY WITHIN THE U.S. DEPARTMENT OF ENERGY. THE INFORMATION CONTAINED HEREIN SHOULD BE ATTRIBUTED TO THE ENERGY INFORMATION ADMINISTRATION AND SHOULD NOT BE CONSTRUED AS ADVOCATING OR REFLECTING ANY POLICY OF THE DEPARTMENT OF ENERGY OR ANY OTHER ORGANIZATION.

ii          Energy Information Administration/Electric Power Annual 2003

                                    CONTACTS

Questions regarding this report may be directed to:
      Energy Information Administration, EI-53
      Electric Power Division
      U.S. Department of Energy
      1000 Independence Avenue, S.W.
      Washington, D.C. 20585-0650

Questions of a general nature should be directed to:
      Robert Schnapp (202/287-1787)
      Director, Electric Power Division
         e-mail: robert.schnapp@eia.doe.gov

Contributions to this report were provided by the following employees of the Electric Power Division (fax number 202/287-1946):

Publication Coordinator:
      John W. Makens (202/287-1749)
         e-mail: john.makens@eia.doe.gov;

Team Leader Coordinators:
      Stan Kaplan (202/287-1803)
      Generation and Capacity Team
         e-mail: stan.kaplan@eia.doe.gov;

      Thomas Schmitz (202/287-1919)
      Annual Team
         e-mail: thomas.schmitz@eia.doe.gov;

      Dean Fennell (202/287-1744)
      Monthly Team
         e-mail: dean.fennell@eia.doe.gov;

Generation
      Melvin E. Johnson (202/287-1754)
         e-mail: melvin.johnson@eia.doe.gov;
      Channele Wirman (202/287-1928)
         e-mail: channele.wirman@eia.doe.gov;
      Orhan Yildiz (202/287-1586)
         e-mail: orhan.yildiz@eia.doe.gov;

Capacity
      Kenneth McClevey (202/287-1732)
         e-mail: kenneth.mcclevey@eia.doe.gov;
      Glenn McGrath (202/287-1745)
         e-mail: glenn.mcgrath@eia.doe.gov;

Demand, Capacity Resources, and Capacity Margins
      John Makens (202/287-1749)
         e-mail: john.makens@eia.doe.gov;

Fuel
      Melvin E. Johnson (202/287-1754)
         e-mail: melvin.johnson@eia.doe.gov;
      Stephen R. Scott (202/287-1737)
         e-mail: stephen.scott@eia.doe.gov;
      Rebecca A. McNerney (202/287-1913)
         e-mail: rebecca.mcnerney@eia.doe.gov;
      Channele Wirman (202/287-1928)
         e-mail: channele.wirman@eia.doe.gov;
      Orhan Yildiz (202/287-1586)
         e-mail: orhan.yildiz@eia.doe.gov;

Emissions
      Natalie Ko (202/287-1957)
         e-mail: natalie.ko@eia.doe.gov;
      Kevin G. Lillis (202/287-1757)
         e-mail: kevin.lillis@eia.doe.gov;

Trade
      Rodney Dunn (202/287-1676)
         e-mail: rodney.dunn@eia.doe.gov;
      Thomas J. Leckey (202/287-1840)
         e-mail: thomas.leckey@eia.doe.gov;

Retail Customers, Sales, and Revenue
      Rodney Dunn (202/287-1676)
         e-mail: rodney.dunn@eia.doe.gov;
      Thomas J. Leckey (202/287-1840)
         e-mail: thomas.leckey@eia.doe.gov;

Revenue and Expense Statistics
      Karen McDaniel (202/287-1754)
         e-mail: karen.mcdaniel@eia.doe.gov;
      Thomas J. Leckey (202/287-1840)
         e-mail: thomas.leckey@eia.doe.gov;

Demand-Side Management
      Rodney Dunn (202/287-1676)
         e-mail: rodney.dunn@eia.doe.gov;
      Thomas J. Leckey (202/287-1840)
         e-mail: thomas.leckey@eia.doe.gov.

                                     QUALITY

The Energy Information Administration is committed to quality products and quality service. To ensure that this report meets the highest standards for quality, please forward your comments or suggestions about this publication to Robert Schnapp at 202/287-1787, or Internet e-mail: robert.schnapp@eia.doe.gov.

For general inquiries about energy data, please contact the National Energy Information Center at 202/586-8800. Internet users may contact the center at: infoctr@eia.doe.gov.

        Energy Information Administration/Electric Power Annual 2003         iii

                                     PREFACE

The Electric Power Annual 2003 presents a summary of electric power industry statistics at the national level. The objective of the publication is to provide industry decision-makers, government policymakers, analysts, and the general public with historical data that may be used in understanding U.S. electricity markets. The Electric Power Annual is prepared by the Electric Power Division; Office of Coal, Nuclear, Electric and Alternate Fuels; Energy Information Administration (EIA); U.S. Department of Energy.

In the private sector, the majority of the users of the Electric Power Annual are researchers, analysts, and individuals with policymaking and decision-making responsibilities in electricity companies or other energy concerns. Other users include financial and investment institutions, economic development organizations, special interest groups, lobbyists, electric power associations, and the news media.

In the public sector, users include the U.S. Congress, Federal government agencies, State governments and public service commissions, and local governments. Data in this report can be used in analytic studies to evaluate new legislation and are used by analysts, researchers, statisticians, and other professionals with regulatory, policy, and program responsibilities for Federal, State, and local governments.

The Electric Power Annual presents an overview of the electric power industry in the United States and a summary of the key statistics for the reporting year. The chapters present information and data in each specific area: electricity generation; electric generating capacity; demand, capacity resources, and capacity margins; fuel, consumption and receipts; emissions; electricity trade; retail electric customers, sales, revenue and average retail price; electric utility revenue and expense statistics; and demand-side management. Monetary values in this publication are expressed in nominal terms.

Data published in the Electric Power Annual are compiled from five surveys performed by other government organizations and seven surveys completed annually or monthly by electric utilities and other electric power producers and submitted to the EIA. The EIA forms are described in detail in the "Technical Notes."

iv         Energy Information Administration/Electric Power Annual 2003

                                    CONTENTS

Electric Power Industry 2003: Year in Review................................     1

Chapter 1. Generation and Useful Thermal Output.............................     7

Chapter 2. Capacity.........................................................    12

Chapter 3. Demand, Capacity Resources, and Capacity Margins.................    18

Chapter 4. Fuel.............................................................    23

Chapter 5. Emissions........................................................    32

Chapter 6. Trade............................................................    34

Chapter 7. Retail Customers, Sales, and Revenue.............................    36

Chapter 8. Revenue and Expense Statistics...................................    48

Chapter 9. Demand-Side Management...........................................    52

Appendices
   A.      Technical Notes..................................................    58

   B.      Unregulated Retail Sales - Adjustments to the Data for 2003......    75

Glossary....................................................................    79

         Energy Information Administration/Electric Power Annual 2003          v

TABLES

                                                                                                                              PAGES
Table ES.      Summary Statistics for the United States, 1992 through 2003..................................................     4

CHAPTER 1. GENERATION AND USEFUL THERMAL OUTPUT.............................................................................     7
Table 1.1.     Net Generation by Energy Source by Type of Producer, 1992 through 2003.......................................     8
Table 1.2.     Useful Thermal Output by Energy Source by Combined Heat and Power Producers, 1992 through 2003...............    11

CHAPTER 2. CAPACITY.........................................................................................................    12
Table 2.1.     Existing Net Summer Capacity by Energy Source and Producer Type, 1992 through 2003...........................    13
Table 2.2.     Existing Capacity by Energy Source, 2003.....................................................................    15
Table 2.3.     Existing Capacity by Producer Type, 2003.....................................................................    15
Table 2.4.     Planned Nameplate Capacity Additions from New Generators, by Energy Source, 2004 through 2008................    15
Table 2.5.     Planned Capacity Additions from New Generators, by Energy Source, 2004-2008..................................    16
Table 2.6.     Capacity Additions, Retirements and Changes by Energy Source, 2003...........................................    17

CHAPTER 3. DEMAND, CAPACITY RESOURCES, AND CAPACITY MARGINS.................................................................    18
Table 3.1.     Noncoincident Peak Load, Actual and Projected by North American Electric Reliability Council Region,
               1999 through 2008............................................................................................    19
Table 3.2.     Net Internal Demand, Capacity Resources, and Capacity Margins by North American Electric Reliability
               Council Region, Summer, 1992 through 2003....................................................................    20
Table 3.3.     Net Internal Demand, Actual or Planned Capacity Resources, and Capacity Margins by North American
               Electric Reliability Council Region, Summer, 2003 through 2008...............................................    21
Table 3.4.     Net Internal Demand, Actual or Planned Capacity Resources, and Capacity Margins by North American
               Electric Reliability Council Region, Winter, 2003 through 2008...............................................    22

CHAPTER 4. FUEL.............................................................................................................    23
Table 4.1.     Consumption of Fossil Fuels for Electricity Generation by Type of Power Producer, 1992 through 2003..........    24
Table 4.2.     Consumption of Fossil Fuels for Useful Thermal Output by Type of Combined Heat and Power Producers,
               1992 through 2003............................................................................................    26
Table 4.3.     Consumption of Fossil Fuels for Electricity Generation and for Useful Thermal Output, 1992 through 2003......    27
Table 4.4.     End-of-Year Stocks of Coal and Petroleum by Type of Producer, 1992 through 2003..............................    28
Table 4.5.     Receipts, Average Cost, and Quality of Fossil Fuels for the Electric Power Industry, 1992 through 2003.......    29
Table 4.6.     Receipts and Quality of Coal Delivered for the Electric Power Industry, 1992 through 2003....................    29
Table 4.7.     Average Quality of Fossil Fuel Receipts for the Electric Power Industry, 1992 through 2003...................    31

CHAPTER 5. EMISSIONS........................................................................................................    32
Table 5.1.     Emissions from Energy Consumption for Electricity Production and Useful Thermal Output at
               Combined-Heat-and-Power Plants, 1992 through 2003............................................................    33
Table 5.2.     Number and Capacity of Fossil-Fueled Steam-Electric Generators with Environmental Equipment, 1992
               through 2003.................................................................................................    33
Table 5.3.     Average Flue Gas Desulfurization Costs, 1992 through 2003....................................................    33

CHAPTER 6. TRADE............................................................................................................    34
Table 6.1.     Electric Power Industry - Purchases, 1992 through 2003.......................................................    35
Table 6.2.     Electric Power Industry - Sales for Resale, 1992 through 2003................................................    35
Table 6.3.     Electric Power Industry - U.S. Electricity Imports from and Electricity Exports to Canada and Mexico,
               1992 through 2003............................................................................................    35

CHAPTER 7. RETAIL CUSTOMERS, SALES, AND REVENUE.............................................................................    36
Table 7.1.     Number of Ultimate Customers Served by Sector, by Provider, 1992 through 2003................................    37
Table 7.2.     Direct Use and Retail Sales of Electricity to Ultimate Customers by Sector, by Provider, 1992 through 2003...    39
Table 7.3.     Revenue from Retail Sales of Electricity to Ultimate Customers by Sector, by Provider, 1992 through 2003.....    41
Table 7.4.     Average Retail Price of Electricity to Ultimate Customers by End-Use Sector, 1992 through 2003...............    43

CHAPTER 8. REVENUE AND EXPENSE STATISTICS...................................................................................    48
Table 8.1.     Revenue and Expense Statistics for Major U.S. Investor-Owned Electric Utilities, 1992 through 2003...........    49
Table 8.2.     Average Operating Expenses for Major U.S. Investor-Owned Electric Utilities, 1992 through 2003...............    49

vi          Energy Information Administration/Electric Power Annual 2003

Table 8.3.     Revenue and Expense Statistics for Major U.S. Publicly Owned Electric Utilities (With Generation
               Facilities), 1992 through 2003...............................................................................    50
Table 8.4.     Revenue and Expense Statistics for Major U.S. Publicly Owned Electric Utilities (Without
               Generation Facilities), 1992 through 2003....................................................................    50
Table 8.5.     Revenue and Expense Statistics for U.S. Federally Owned Electric Utilities, 1992 through 2003................    51
Table 8.6.     Revenue and Expense Statistics for U.S. Cooperative Borrower Owned Electric Utilities, 1992 through 2003.....    51

CHAPTER 9. DEMAND-SIDE MANAGEMENT...........................................................................................    52
Table 9.1.     Demand-Side Management Actual Peak Load Reductions by Program Category, 1992 through 2003....................    53
Table 9.2.     Demand-Side Management Program Annual Effects by Program Category, 1992 through 2003.........................    53
Table 9.3.     Demand-Side Management Program Incremental Effects by Program Category, 1992 through 2003....................    53
Table 9.4.     Demand-Side Management Program Annual Effects by Sector, 1992 through 2003...................................    54
Table 9.5.     Demand-Side Management Program Incremental Effects by Sector, 1992 through 2003..............................    54
Table 9.6.     Demand-Side Management Program Energy Savings, 1992 through 2003.............................................    56
Table 9.7.     Demand-Side Management Program Direct and Indirect Costs, 1992 through 2003..................................    56

APPENDICES     .............................................................................................................    57
Table A1.      Sulfur Dioxide, Nitrogen Oxide, and Carbon Dioxide Emission Factors..........................................    71
Table A2.      Carbon Dioxide Emission Factors for Coal by Rank and State of Origin.........................................    73
Table A3.      Nitrogen Oxide Control Technology Emissions Reduction Factors................................................    74
Table A4.      Unit-of-Measure Equivalents..................................................................................    74
Table B1.      Electricity Volumes Sold and Delivered, Deregulated States, 2003.............................................    75
Table B2.      Adjusted California Sales and Revenue, 2003..................................................................    76
Table B3.      Adjusted New York Sales and Revenue, 2003....................................................................    77
Table B4.      Adjusted Maine Sales and Revenue, 2003.......................................................................    77
Table B5.      Adjusted Maryland Sales and Revenue, 2003....................................................................    77
Table B6.      Adjusted Delaware Sales and Revenue, 2003....................................................................    78
Table B7.      Adjusted Michigan Sales and Revenue, 2003....................................................................    78
Table B8.      Adjusted Washington Sales and Revenue, 2003..................................................................    78

        Energy Information Administration/Electric Power Annual 2003         vii

ILLUSTRATIONS

Figure ES 1.      U.S. Capacity by Fuel Type, 2003..........................................................................     1

Figure ES 2.      U.S. Net Generation by Energy Source, 2003................................................................     2

Figure ES 3.      Fuel Costs for Electricity Generation, 1992 - 2003........................................................     2

Figure ES 4.      U.S. End-user Sales with Direct Use, 2003.................................................................     3

Figure 1.1.       U.S. Electric Industry Net Generation by State, 2003......................................................    10

Figure 2.1.       U.S. Electric Industry Existing Capacity by State, 2003...................................................    14

Figure 7.1.       U.S. Electric Industry Total Ultimate Customers by State, 2003............................................    38

Figure 7.2.       U.S. Electric Industry Total Retail Sales by State, 2003..................................................    40

Figure 7.3.       U.S. Electric Industry Total Revenues by State, 2003......................................................    42

Figure 7.4.       U.S. Electric Industry Average Retail Price of Electricity by State, 2003.................................    44

Figure 7.5.       U.S. Electric Industry Residential Average Retail Price of Electricity by State, 2003.....................    45

Figure 7.6.       U.S. Electric Industry Commercial Average Retail Price of Electricity by State, 2003......................    46

Figure 7.7.       U.S. Electric Industry Industrial Average Retail Price of Electricity by State, 2003......................    47

viii        Energy Information Administration/Electric Power Annual 2003

                  ELECTRIC POWER INDUSTRY 2003: YEAR IN REVIEW

                                INDUSTRY PROFILE

The electric power industry in the United States is composed of electric utilities(1) whose rate schedules are regulated, as well as nonutilities(2) that offer market-based rates.

The majority of nonutilities, independent power producers (IPP)(3) and combined heat and power plants (CHP)(4), maintain the capability to generate electricity but are not generally aligned with distribution facilities. There are approximately 2,800 independent power producers and combined heat and power plants in the United States.

                                    CAPACITY

As of January 1, 2004, total net summer generating capacity in the United States was 948 gigawatts, an increase of 4.8 percent from 2002. The industry added 48 gigawatts of net new capacity (in new generators) in 2003. This is the second largest amount of capacity added in any single year, behind only 2002 when 58 gigawatts were added. The recent trend in large natural gas-fired capacity additions continued in 2003. Eighty percent of the new unit capacity was natural gas-fired. An additional 16 percent of new capacity was dual-fired natural gas and petroleum units, most of which utilize natural gas as the primary energy source.

Although coal-fired capacity in 2003 maintained the largest share of U.S. electric generating capacity, coal continued its long-term decline, as the majority of recent capacity additions have been natural gas-fired (Figure ES 1). Additionally, re-powering of large coal-fired plants into more efficient natural gas combined cycle plants, as well as the retirement of older coal-fired units, has slightly reduced overall coal-fired capacity. End-of-year capacity totals show that natural gas and dual-fired capacity together account for 40 percent of the total generating capacity. Hydroelectric and nuclear each had a 10-percent share of the total, while "other renewables" accounted for 2 percent of the total.

                 FIGURE ES 1. U.S. CAPACITY BY FUEL TYPE, 2003

                                  [PIE CHART]

Dual Fired               18%
Other Gases              <1%
Nuclear                  10%
Hydro-electric           10%
Other Renewables          2%
Other                    <1%
Coal                     33%
Petroleum Only            4%
Natural Gas Only         22%

SOURCE: Energy Information Administration, Form EIA-860, "Annual Electric Generator Report."

                         THE BLACKOUT OF AUGUST 14, 2003

On August 14, 2003, large portions of the Midwest and Northeast United States and Ontario, Canada, experienced an electric power blackout. The outage affected an area with an estimated 50 million people and 61,800 megawatts (MW) of electric load in the states of Ohio, Michigan, Pennsylvania, New York, Vermont, Massachusetts, Connecticut, New Jersey and the Canadian province of Ontario. The blackout began a few minutes after 4:00 pm Eastern Daylight Time (16:00 EDT), and power was not restored for four days in some parts of the United States. Parts of Ontario suffered rolling blackouts for more than a week before full power was restored. Estimates of total costs in the United States range between $4 billion and $10 billion (U.S. dollars).

On August 15, President George W. Bush and then-Prime Minister Jean Chretien directed that a Joint U.S.- Canada Power System Outage Task Force be established to investigate the causes of the blackout. The Task Force concluded that this blackout could have been prevented and recommended 46 actions to be taken in both the United States and Canada to ensure that the electric system is more reliable. The full details of the final report can be found on the Internet at: https://reports.energy.gov/B-F-Web-Part1.pdf. The report is titled: U.S.-Canada Power System Outage Task Force. "Final Report on the August 14, 2003 Blackout in the United States and Canada: Causes and Recommendations." Washington DC: USGPO, April 2004.

----------

(1) Electric utilities include investor-owned electric utilities, municipal and State utilities, Federal electric utilities, and rural electric cooperatives. In total, there are more than 3,100 electric utilities in the United States.

(2) Nonutilities include energy service providers, power marketers, IPPs, and CHPs.

(3) An IPP is an entity whose primary business is to produce electricity for use by the public.

(4) CHPs are plants designed to produce both heat and electricity from a single heat source.

         Energy Information Administration/Electric Power Annual 2003          1

                                   GENERATION

In 2003, net generation of electricity rose slightly to 3,883 billion kilowatthours. This represents a 0.6 percent growth in electricity generation over the 2002 level; however, it is significantly below the average annual growth rate of 2.4 percent between 1992 and 2003, due mainly to a cooler summer season than the previous year. Regulated electric utilities' share of total generation continued to decline (63.4 percent in 2003 vs. 66.1 percent in 2002) as IPPs' share increased (27.4 percent vs. 24.8 percent in 2002). Figure ES 2 shows net generation by energy source.

FIGURE ES 2. U.S. NET GENERATION BY ENERGY SOURCE, 2003

                                  [PIE CHART]

Natural Gas            17%
Nuclear                20%
Hydro-electric          7%
Other Renewables        2%
Other                  <1%
Other Gases            <1%
Coal                   51%
Petroleum               3%

SOURCE: Energy Information Administration, Form EIA-906, "Power Plant Report."

                                      FUEL

The average cost for each of the three major fossil fuels used for electricity generation increased between 2002 and 2003. The average cost of natural gas to electricity generators increased from $3.56 per million Btu (MMBtu) in 2002 to a record level of $5.37 per MMBtu in 2003, exceeding the previous record of $4.49 per MMBtu set in 2001 (Figure ES 3). The cost of petroleum also increased, from a level of $3.34 per MMBtu in 2002 to $4.45 per MMBtu in 2003. While not at all-time record levels, the petroleum cost in 2003 was the highest since 1984. The cost of coal also increased for the year, from $1.26 per MMBtu in 2002 to $1.28 per MMBtu in 2003. On a percentage basis, the cost of natural gas increased by 50.7 percent from 2002 to 2003, while the cost of petroleum increased by 33.1 percent over the same period. Coal costs rose by only 1.6 percent from 2002 to 2003.

                                   EMISSIONS

The emissions estimates for electricity reflect fuel consumed for electric power generation and, in the case of combined heat and power plants, fuel consumed for the production of useful thermal output as well. Estimated carbon dioxide emissions by U.S. electric generators at 2,409 million metric tons, increased by
0.5 percent between 2002 and 2003, reaching the highest level since 2000. Emissions of nitrogen oxides at 4,396 thousand metric tons, declined by 8.5 percent over the same period, and have dropped 43 percent since 1992. Emissions of sulfur dioxide increased slightly between 2002 and 2003 (0.8 percent), but have dropped 30 percent since 1992.

FIGURE ES 3. FUEL COSTS FOR ELECTRICITY GENERATION, 1992 - 2003

                                  [LINE CHART]


              [Plots the Natural Gas, Petroleum and Coal cost in
                  cents per MMBtu for the years 1992 to 2003]


SOURCES: Energy Information Administration, Form EIA-423, "Monthly Cost and Quality of Fuels for Electric Plants Report," Federal Energy Regulatory Commission, FERC Form 423, "Monthly Report of Cost and Quality of Fuels for Electric Plants."

                                      TRADE

In 2003, wholesale purchases of electricity within the electric power industry were virtually flat at 2,669 billion kilowatthours. Sales for resale, however, grew by over 7 percent from the 2002 level to 2,972 billion kilowatthours. Imports fell by over 6 billion kilowatthours from last year to bottom at 30.4 billion kilowatthours, the lowest level in a decade. However, 2003 exports continued to grow, reaching 24 billion kilowatthours, which also represented a 10-year high.

2          Energy Information Administration/Electric Power Annual 2003

                         REVENUE AND EXPENSE STATISTICS

In 2003, total electric utility operating revenues (sales to ultimate customers, sales for resale, and other electric income) were nearly $314 billion, a 3.2 percent increase ($9.8 billion) compared to 2002. Major investor-owned utilities received over 72 percent of these revenues. Expenses for all classes of electric utilities increased to $273.7 billion, in contrast to the prior year ($261.3 billion) where investor-owned and some classes of public utilities had declining expenses.

FIGURE ES 4. U.S. END-USER SALES WITH DIRECT USE, 2003

                                  [PIE CHART]

Commercial             33%
Industrial             28%
Trans- portation       <1
Direct Use              5%
Residential            34%

SOURCE: Energy Information Administration, Form EIA-861, "Annual Electric Power Industry Report."

                     RETAIL CUSTOMERS, SALES, AND REVENUES

Total retail sales in 2003 were 3,488 billion kilowatthours, up 0.8 percent from the 2002 level of 3,463 billion kilowatthours (Figure ES 4 ).

Sales to the residential sector were 1,273 billion kilowatthours, an increase from 2002 of 0.5 percent. Sales to the transportation sector in 2003 were reported separately for the first time. Those sales were previously included as part of "Other." With the reassignment of most volumes previously classified as "Other," the commercial sector shows an apparently large increase to 1,200 billion kilowatthours. However, almost all of this increase is attributable to the reclassified volumes from the "Other" sector. The industrial sector received a small portion of the "Other" volumes, resulting in sales of 1,008 billion kilowatthours. For sales excluding Direct Use, the residential sector accounted for 36 percent of the total volume in 2003, the commercial sector for 34 percent, and the industrial sector for 29 percent. The newly-reported transportation sector, which includes electricity delivered to and consumed by local, regional and metropolitan mass transportation systems, accounted for sales of 7 billion kilowatthours, or 0.2 percent of the national total.

While sales increased only slightly, revenue increased to nearly $259 billion in 2003, an increase of 3.7 percent from 2002. All customer classes experienced higher costs, with the national average retail price across all sectors averaging 7.42 cents per kilowatthour, an increase of 2.9 percent. Average retail price in the residential sector increased by 2.8 percent, in the commercial sector by 1.5 percent, and in the industrial sector by 5.1 percent. The average retail price in the transportation sector was 7.58 cents per kilowatthour.

                             DEMAND-SIDE MANAGEMENT

In 2003, electricity providers reported total peak-load reductions of 22,904 megawatts resulting from demand-side management (DSM), a negligible decrease from that reported in 2002. Reported DSM costs declined significantly to $1.3 billion, a 20 percent decrease from costs reported in 2002. DSM costs can vary significantly from year to year because of business cycle fluctuations and regulatory changes. Since costs are reported as they occur while program effects may appear in future years, DSM costs and effects may not vary directly by year. Nonetheless, nominal DSM expenditures have declined by half over the last 10 years.

         Energy Information Administration/Electric Power Annual 2003          3

TABLE ES. SUMMARY STATISTICS FOR THE UNITED STATES, 1992 THROUGH 2003

                DESCRIPTION                            2003       2002           2001        2000          1999         1998
                -----------                            ----       ----           ----        ----          ----         ----
NET GENERATION (THOUSAND MEGAWATTHOURS)
    Coal(1)........................................  1,973,737  1,933,130     1,903,956    1,966,265     1,881,087    1,873,516
    Petroleum(2)...................................    119,406     94,567       124,880      111,221       118,061      128,800
    Natural Gas....................................    649,908    691,006       639,129      601,038       556,396      531,257
    Other Gases(3).................................     15,600     11,463         9,039       13,955        14,126       13,492
    Nuclear........................................    763,733    780,064       768,826      753,893       728,254      673,702
    Hydroelectric Conventional(4)..................    275,806    264,329       216,961      275,573       319,536      323,336
    Other Renewables(5)............................     87,410     86,922        77,985       80,906        79,423       77,088
    Pumped Storage(6)..............................     -8,535     -8,743        -8,823       -5,539        -6,097       -4,467
    Other(7).......................................      6,121      5,714         4,690        4,794         4,024        3,571
    ALL ENERGY SOURCES.............................  3,883,185  3,858,452     3,736,644    3,802,105     3,694,810    3,620,295
NET SUMMER GENERATING CAPACITY (MEGAWATTS)
    Coal(1)........................................    313,019    315,350       314,230      315,114       315,496      315,786
    Petroleum(2) Only..............................     36,429     38,213        39,714       35,890        35,587       40,399
    Natural Gas Only...............................    208,447    171,661       125,798       95,705        73,562       75,772
    Dual Fired.....................................    171,295    162,289       153,482      149,833       146,039      130,399
    Other Gases(3).................................      1,994      2,008         1,670        2,342         1,909        1,520
    Nuclear........................................     99,209     98,657        98,159       97,860        97,411       97,070
    Hydroelectric/ Pumped Storage..................     99,216     99,727        98,580       98,881        98,958       98,669
    Other Renewables(5)............................     18,199     16,755        16,180       15,572        15,942       15,444
    Other(7).......................................        638        641           440          523         1,023          810
    ALL ENERGY SOURCES.............................    948,446    905,301       848,254      811,719       785,927      775,868
DEMAND, CAPACITY RESOURCES, AND CAPACITY MARGINS - SUMMER
    Net Internal Demand (megawatts)................    696,752    696,376       674,833      680,941       653,857      638,086
    Capacity Resources (megawatts).................    856,131    833,380       788,990      808,054       765,744      744,670
    Capacity Margins (percent).....................       18.6       16.4          14.5         15.7          14.6         14.3
FUEL
    CONSUMPTION OF FOSSIL FUELS FOR ELECTRICITY GENERATION
       Coal (thousand tons) (1)....................  1,014,058    987,583       972,691      994,933       949,802      946,295
       Petroleum (thousand barrels) (2)............    206,653    168,597       216,672      195,228       207,871      222,640
       Natural Gas (millions of cubic feet)........  5,616,135  6,126,062     5,832,305    5,691,481     5,321,984    5,081,384
       Other Gases (millions of btu) (3)...........    156,306    131,230        97,308      125,971       126,387      124,988
    CONSUMPTION OF FOSSIL FUELS FOR THERMAL OUTPUT IN COMBINED HEAT AND POWER FACILITIES
       Coal (thousand tons) (1)....................     17,720     17,561        18,944       20,466        20,373       20,320
       Petroleum (thousand barrels) (2)............     17,939     14,811        18,268       22,266        26,822       28,845
       Natural Gas (millions of cubic feet)........    721,267    860,019       898,286      985,263       982,958      949,106
       Other Gases (millions of btu) (3)...........    137,838    146,882       166,161      230,082       223,713      208,828
    CONSUMPTION OF FOSSIL FUELS FOR ELECTRICITY GENERATION AND USEFUL THERMAL OUTPUT
       Coal (thousand tons) (1)....................  1,031,778  1,005,144       991,635    1,015,398       970,175      966,615
       Petroleum (thousand barrels) (2)............    224,593    183,408       234,940      217,494       234,694      251,486
       Natural Gas (millions of cubic feet)........  6,337,402  6,986,081     6,730,591    6,676,744     6,304,942    6,030,490
       Other Gases (millions of btu) (3)...........    294,143    278,111       263,469      356,053       350,100      333,816
    STOCKS AT ELECTRICITY GENERATORS (YEAR END)
       Coal (thousand tons)(8)....................     121,567    141,714       138,496      102,296       141,604      120,501
       Petroleum (thousand barrels) (2)............     53,170     52,490        57,031       40,932        54,109       56,591
    RECEIPTS OF FUEL AT ELECTRICITY GENERATORS(9)
       Coal (thousand tons) (1)....................  1,026,281    884,287       762,815      790,274       908,232      929,448
       Petroleum (thousand barrels) (2)............    205,283    120,851       124,618      108,272       145,939      181,276
       Natural Gas (millions of cubic feet)(10)....  5,479,821  5,607,737     2,148,924(R) 2,629,986     2,809,455    2,922,957
    COST OF FUEL AT ELECTRICITY GENERATORS (CENTS PER MILLION BTU) (9)
       Coal(1).....................................      127.5      125.5         123.2        120.0         121.6        125.2
       Petroleum(2)................................      445.1      334.3         369.3        417.9         235.9        202.1
       Natural Gas(10).............................      536.6      356.0         448.7        430.2         257.4        238.1
EMISSIONS (THOUSAND METRIC TONS)
    Carbon Dioxide (CO(2)).........................  2,408,961  2,397,937(R)  2,379,603(R) 2,429,394(R)  2,326,558(R) 2,313,013(R)
    Sulfur Dioxide (SO(2)).........................     10,594     10,515(R)     10,966(R)    11,297(R)     12,445(R)    12,509(R)
    Nitrogen Oxides (NOX)..........................      4,396      4,802(R)      5,045(R)     5,380(R)      5,732(R)     6,235(R)
TRADE (MILLION MEGAWATTHOURS)(11)
    Purchases(12)..................................      2,669      2,664         3,074        2,346         2,040        2,021
    Sales for Resale(12)...........................      2,972      2,766         2,900(R)     2,358(R)      1,988(R)     1,922(R)
ELECTRICITY IMPORTS AND EXPORTS (THOUSAND MEGAWATTHOURS)
    Imports........................................     30,390     36,373(R)     38,500       48,592        43,215       39,513
    Exports........................................     23,972     13,560(R)     16,473       14,829        14,222       13,656
RETAIL SALES AND REVENUE DATA - BUNDLED AND UNBUNDLED
NUMBER OF ULTIMATE CUSTOMERS (THOUSANDS)
    Residential....................................    117,092    116,448       114,318      111,718       110,383      109,048
    Commercial(13).................................     16,636     15,277        14,940       14,349        14,074       13,887
    Industrial.....................................        720        595           574          527           553          540
    Transportation(14).............................          1         NA            NA           NA            NA           NA
    Other..........................................         NA      1,042         1,008          974           935          933
    All Sectors....................................    134,450    133,363       130,840      127,568       125,945      124,408


                DESCRIPTION                            1997         1996         1995         1994         1993         1992
                -----------                            ----         ----         ----         ----         ----         ----
NET GENERATION (THOUSAND MEGAWATTHOURS)
    Coal(1)........................................  1,845,016    1,795,196    1,709,426    1,690,694    1,690,070    1,621,206
    Petroleum(2)...................................     92,555       81,411       74,554      105,901      112,788      100,154
    Natural Gas....................................    479,399      455,056      496,058      460,219      414,927      404,074
    Other Gases(3).................................     13,351       14,356       13,870       13,319       12,956       13,270
    Nuclear........................................    628,644      674,729      673,402      640,440      610,291      618,776
    Hydroelectric Conventional(4)..................    356,453      347,162      310,833      260,126      280,494      253,088
    Other Renewables(5)............................     77,183       75,796       73,965       76,535       76,213       73,770
    Pumped Storage(6)..............................     -4,040       -3,088       -2,725       -3,378       -4,036       -4,177
    Other(7).......................................      3,612        3,571        4,104        3,667        3,487        3,720
    ALL ENERGY SOURCES.............................  3,492,172    3,444,188    3,353,487    3,247,522    3,197,191    3,083,882
NET SUMMER GENERATING CAPACITY (MEGAWATTS)
    Coal(1)........................................    313,624      313,382      311,386      311,415      310,148      309,372
    Petroleum(2) Only..............................     43,202       43,585       43,708       42,695       44,019       45,642
    Natural Gas Only...............................     76,348       74,498       75,438       70,685       65,523       60,736
    Dual Fired.....................................    129,384      128,570      121,958      123,110      120,157      118,913
    Other Gases(3).................................      1,525        1,664        1,661        2,093        1,931        2,069
    Nuclear........................................     99,716      100,784       99,515       99,148       99,041       98,985
    Hydroelectric/ Pumped Storage..................     98,725       97,548       99,948       99,249       98,557       95,962
    Other Renewables(5)............................     15,351       15,309       15,300       15,021       14,656       14,281
    Other(7).......................................        774          550          550          550          550          545
    ALL ENERGY SOURCES.............................    778,649      775,890      769,463      763,967      754,582      746,507
DEMAND, CAPACITY RESOURCES, AND CAPACITY MARGINS - SUMMER
    Net Internal Demand (megawatts)................    618,389      602,438      589,860      578,640      565,041      554,462
    Capacity Resources (megawatts).................    737,855      730,376      727,481      711,583      705,360      697,432
    Capacity Margins (percent).....................       16.2         17.5         18.9         18.7         19.9         20.5
FUEL
    CONSUMPTION OF FOSSIL FUELS FOR ELECTRICITY GENERATION
       Coal (thousand tons) (1)....................    931,949      907,209      860,594      848,796      842,153      805,140
       Petroleum (thousand barrels) (2)............    159,715      144,626      132,578      183,618      192,462      172,241
       Natural Gas (millions of cubic feet)........  4,564,770    4,312,458    4,737,871    4,367,148    3,928,653    3,899,718
       Other Gases (millions of btu) (3)...........    119,412      158,560      132,520      136,381      136,230      141,279
    CONSUMPTION OF FOSSIL FUELS FOR THERMAL OUTPUT IN COMBINED HEAT AND POWER FACILITIES
       Coal (thousand tons) (1)....................     21,005       20,806       20,418       20,609       19,750       19,372
       Petroleum (thousand barrels) (2)............     28,802       27,873       25,562       27,929       26,394       24,077
       Natural Gas (millions of cubic feet)........    868,569      865,774      834,382      784,015      733,584      717,860
       Other Gases (millions of btu) (3)...........    187,680      187,290      180,895      179,595      177,554      199,858
    CONSUMPTION OF FOSSIL FUELS FOR ELECTRICITY GENERATION AND USEFUL THERMAL  OUTPUT
       Coal (thousand tons) (1)....................    952,955      928,015      881,012      869,405      861,904      824,512
       Petroleum (thousand barrels) (2)............    188,517      172,499      158,140      211,547      218,855      196,318
       Natural Gas (millions of cubic feet)........  5,433,338    5,178,232    5,572,253    5,151,163    4,662,236    4,617,578
       Other Gases (millions of btu) (3)...........    307,092      345,850      313,415      315,976      313,784      341,137
    STOCKS AT ELECTRICITY GENERATORS (YEAR END)
       Coal (thousand tons)(8).....................     98,826      114,623      126,304      126,897      111,341      154,130
       Petroleum (thousand barrels) (2)............     51,138       48,146       50,821       63,333       62,890       72,183
    RECEIPTS OF FUEL AT ELECTRICITY GENERATORS(9)
       Coal (thousand tons) (1)....................    880,588      862,701      826,860      831,929      769,152      775,963
       Petroleum (thousand barrels) (2)............    128,749      113,678       89,908      149,258      154,144      147,825
       Natural Gas (millions of cubic feet)(10)....  2,764,734    2,604,663    3,023,327    2,863,904    2,574,523    2,637,678
    COST OF FUEL AT ELECTRICITY GENERATORS (CENTS PER MILLION BTU) (9)
       Coal(1).....................................      127.3        128.9        131.8        135.5        138.5        141.2
       Petroleum(2)................................      273.0        302.6        256.6        242.3        237.3        251.4
       Natural Gas(10).............................      276.0        264.1        198.4        223.0        256.0        232.8
EMISSIONS (THOUSAND METRIC TONS)
    Carbon Dioxide (CO(2)).........................  2,223,347(R) 2,155,453(R) 2,079,761(R) 2,063,788(R) 2,034,206(R) 1,951,425(R)
    Sulfur Dioxide (SO(2)).........................     13,524(R)    12,908(R)    11,898(R)    14,473(R)    14,968(R)    15,031(R)
    Nitrogen Oxides (NOX)..........................      6,324(R)     6,281(R)     7,885(R)     7,802(R)     7,997(R)     7,728(R)
TRADE (MILLION MEGAWATTHOURS)(11)
    Purchases(12)..................................      1,966        1,798        1,618        1,528        1,492        1,396
    Sales for Resale(12)...........................      1,839        1,656        1,495        1,388        1,387        1,284
ELECTRICITY IMPORTS AND EXPORTS (THOUSAND MEGAWATTHOURS)
    Imports........................................     43,031       43,497       42,854       46,833       31,358       28,247
    Exports........................................      8,974        3,302        3,623        2,010        3,541        2,827
RETAIL SALES AND REVENUE DATA - BUNDLED AND UNBUNDLED
NUMBER OF ULTIMATE CUSTOMERS (THOUSANDS)
    Residential....................................    107,066      105,343      103,917      102,321      100,860       99,513
    Commercial(13).................................     13,542       13,181       12,949       12,733       12,526       12,367
    Industrial.....................................        563          586          581          584          553          548
    Transportation(14).............................         NA           NA           NA           NA           NA           NA
    Other..........................................        952          894          882          851          795          858
    All Sectors....................................    122,123      120,004      118,330      116,489      114,735      113,286


See end of table for Notes and Sources.

4                   Energy Information Administration/Electric Power Annual 2003

NO. HS-4. RESIDENT POPULATION BY STATE: 1900 TO 2002
[IN THOUSANDS (75,995 REPRESENTS 75,995,000). AS OF APRIL 1, EXCEPT AS
INDICATED]

----------------------------------------------------------------------------------------------------------------------------
          State                       1900          1910          1920
                                  (June 1)    (April 15)      (Jan. 1)          1930          1940          1950        1960
----------------------------------------------------------------------------------------------------------------------------
     UNITED STATES(1) .......       75,995        91,972       105,711       122,775       131,669       150,697     179,323

Alabama .....................        1,829         2,138         2,348         2,646         2,833         3,062       3,267
Alaska ......................           64            64            55            59            73           129         226
Arizona .....................          123           204           334           436           499           750       1,302
Arkansas ....................        1,312         1,574         1,752         1,854         1,949         1,910       1,786
California ..................        1,485         2,378         3,427         5,677         6,907        10,586      15,717

Colorado ....................          540           799           940         1,036         1,123         1,325       1,754
Connecticut .................          908         1,115         1,381         1,607         1,709         2,007       2,535
Delaware ....................          185           202           223           238           267           318         446
District of Columbia ........          279           331           438           487           663           802         764
Florida .....................          529           753           968         1,468         1,897         2,771       4,952
Georgia .....................        2,216         2,609         2,896         2,909         3,124         3,445       3,943

Hawaii ......................          154           192           256           368           423           500         633
Idaho .......................          162           326           432           445           525           589         667
Illinois ....................        4,822         5,639         6,485         7,631         7,897         8,712      10,081
Indiana .....................        2,516         2,701         2,930         3,239         3,428         3,934       4,662
Iowa ........................        2,232         2,225         2,404         2,471         2,538         2,621       2,758

Kansas ......................        1,470         1,691         1,769         1,881         1,801         1,905       2,179
Kentucky ....................        2,147         2,290         2,417         2,615         2,846         2,945       3,038
Louisiana ...................        1,382         1,656         1,799         2,102         2,364         2,684       3,257
Maine .......................          694           742           768           797           847           914         969
Maryland ....................        1,188         1,295         1,450         1,632         1,821         2,343       3,101

Massachusetts ...............        2,805         3,366         3,852         4,250         4,317         4,691       5,149
Michigan ....................        2,421         2,810         3,668         4,842         5,256         6,372       7,823
Minnesota ...................        1,751         2,076         2,387         2,564         2,792         2,982       3,414
Mississippi .................        1,551         1,797         1,791         2,010         2,184         2,179       2,178
Missouri ....................        3,107         3,293         3,404         3,629         3,785         3,955       4,320

Montana .....................          243           376           549           538           559           591         675
Nebraska ....................        1,066         1,192         1,296         1,378         1,316         1,326       1,411
Nevada ......................           42            82            77            91           110           160         285
New Hampshire ...............          412           431           443           465           492           533         607
New Jersey...................        1,884         2,537         3,156         4,041         4,160         4,835       6,067

New Mexico ..................          195           327           360           423           532           681         951
New York ....................        7,269         9,114        10,385        12,588        13,479        14,830      16,782
North Carolina ..............        1,894         2,206         2,559         3,170         3,572         4,062       4,556
North Dakota ................          319           577           647           681           642           620         632
Ohio ........................        4,158         4,767         5,759         6,647         6,908         7,947       9,706

Oklahoma ....................          790         1,657         2,028         2,396         2,336         2,233       2,328
Oregon ......................          414           673           783           954         1,090         1,521       1,769
Pennsylvania ................        6,302         7,665         8,720         9,631         9,900        10,498      11,319
Rhode Island ................          429           543           604           687           713           792         859
South Carolina ..............        1,340         1,515         1,684         1,739         1,900         2,117       2,383

South Dakota ................          402           584           637           693           643           653         681
Tennessee ...................        2,021         2,185         2,338         2,617         2,916         3,292       3,567
Texas .......................        3,049         3,897         4,663         5,825         6,415         7,711       9,580
Utah ........................          277           373           449           508           550           689         891
Vermont .....................          344           356           352           360           359           378         390

Virginia ....................        1,854         2,062         2,309         2,422         2,678         3,319       3,967
Washington ..................          518         1,142         1,357         1,563         1,736         2,379       2,853
West Virginia ...............          959         1,221         1,464         1,729         1,902         2,006       1,860
Wisconsin ...................        2,069         2,334         2,632         2,939         3,138         3,435       3,952
Wyoming .....................           93           146           194           226           251           291         330

Highest value ...............        7,269         9,114        10,385        12,588        13,479        14,830      16,782
Lowest value ................           42            64            55            59            73           129         226

     See footnotes at end of table.


                                                    Mini-Historical Statistics 9

U.S. Census Bureau, Statistical Abstract of the United States: 2003

NO. HS-4. RESIDENT POPULATION BY STATE: 1900 TO 2002 -- CON.
[IN THOUSANDS (203,212 REPRESENTS 203,212,000). AS OF APRIL 1, EXCEPT AS INDICATED]

----------------------------------------------------------------------------------------------------------------------------
          State                                                                               2000          2001        2002
                                      1970          1980          1990          2000      (July 1)      (July 1)    (July 1)
----------------------------------------------------------------------------------------------------------------------------
      UNITED STATES .........      203,212       226,546       248,710       281,422       282,224       285,318     288,369

Alabama .....................        3,444         3,894         4,041         4,447         4,452         4,469       4,487
Alaska ......................          300           402           550           627           628           634         644
Arizona .....................        1,771         2,718         3,665         5,131         5,167         5,307       5,456
Arkansas ....................        1,923         2,286         2,351         2,673         2,679         2,695       2,710
California ..................       19,953        23,668        29,760        33,872        34,010        34,600      35,116

Colorado ....................        2,207         2,890         3,294         4,301         4,327         4,431       4,507
Connecticut .................        3,032         3,108         3,287         3,406         3,412         3,435       3,461
Delaware ....................          548           594           666           784           787           797         807
District of Columbia ........          757           638           607           572           572           574         571
Florida .....................        6,789         9,746        12,938        15,982        16,051        16,373      16,713
Georgia .....................        4,590         5,463         6,478         8,186         8,234         8,406       8,560

Hawaii ......................          769           965         1,108         1,212         1,213         1,227       1,245
Idaho .......................          713           944         1,007         1,294         1,300         1,321       1,341
Illinois ....................       11,114        11,427        11,431        12,419        12,441        12,520      12,601
Indiana .....................        5,194         5,490         5,544         6,080         6,092         6,127       6,159
Iowa ........................        2,824         2,914         2,777         2,926         2,929         2,932       2,937

Kansas ......................        2,247         2,364         2,478         2,688         2,693         2,702       2,716
Kentucky ....................        3,219         3,661         3,685         4,042         4,049         4,069       4,093
Louisiana ...................        3,641         4,206         4,220         4,469         4,470         4,470       4,483
Maine .......................          992         1,125         1,228         1,275         1,277         1,284       1,294
Maryland ....................        3,922         4,217         4,781         5,296         5,312         5,386       5,458

Massachusetts ...............        5,689         5,737         6,016         6,349         6,362         6,401       6,428
Michigan ....................        8,875         9,262         9,295         9,938         9,956        10,006      10,050
Minnesota ...................        3,805         4,076         4,375         4,919         4,934         4,985       5,020
Mississippi .................        2,217         2,521         2,573         2,845         2,849         2,860       2,872
Missouri ....................        4,677         4,917         5,117         5,595         5,605         5,637       5,673

Montana .....................          694           787           799           902           903           905         909
Nebraska ....................        1,483         1,570         1,578         1,711         1,713         1,720       1,729
Nevada ......................          489           800         1,202         1,998         2,019         2,098       2,173
New Hampshire ...............          738           921         1,109         1,236         1,240         1,259       1,275
New Jersey ..................        7,168         7,365         7,730         8,414         8,433         8,511       8,590

New Mexico ..................        1,016         1,303         1,515         1,819         1,822         1,831       1,855
New York ....................       18,237        17,558        17,990        18,976        19,000        19,084      19,158
North Carolina ..............        5,082         5,882         6,629         8,049         8,082         8,206       8,320
North Dakota ................          618           653           639           642           641           637         634
Ohio ........................       10,652        10,798        10,847        11,353        11,364        11,390      11,421

Oklahoma ....................        2,559         3,025         3,146         3,451         3,454         3,470       3,494
Oregon ......................        2,091         2,633         2,842         3,421         3,431         3,473       3,522
Pennsylvania ................       11,794        11,864        11,882        12,281        12,286        12,303      12,335
Rhode Island ................          947           947         1,003         1,048         1,051         1,060       1,070
South Carolina ..............        2,591         3,122         3,487         4,012         4,024         4,062       4,107

South Dakota ................          666           691           696           755           756           758         761
Tennessee ...................        3,924         4,591         4,877         5,689         5,703         5,749       5,797
Texas .......................       11,197        14,229        16,987        20,852        20,955        21,371      21,780
Utah ........................        1,059         1,461         1,723         2,233         2,243         2,279       2,316
Vermont .....................          444           511           563           609           610           613         617

Virginia ....................        4,648         5,347         6,187         7,079         7,106         7,197       7,294
Washington ..................        3,409         4,132         4,867         5,894         5,912         5,993       6,069
West Virginia ...............        1,744         1,950         1,793         1,808         1,807         1,801       1,802
Wisconsin ...................        4,418         4,706         4,892         5,364         5,374         5,406       5,441
Wyoming .....................          332           470           454           494           494           494         499

Highest value ...............       19,953        23,668        29,760        33,872        34,010        34,600      35,116
Lowest value ................          300           402           454           494           494           494         499

    (1) 1900-1950, excludes Alaska and Hawaii.

    Source: U.S. Census Bureau, census, Demographic Trends in the 20th Century, Census 2000 Special Reports, Series CENSR-4. See also
[http://www.census.gov/prod/2002pubs/censr-4.pdf] (released 17 December 2002); "Table ST-2002EST-01 - State Population Estimates: April 1, 2000, to July 1, 2002 "; published 20 December 2002; [http://eire.census.gov/popest/data /states/tables/ST-2002EST-01.php].


10 Mini-Historical Statistics

             U.S. Census Bureau, Statistical Abstract of the United States: 2003

TABLE ES. SUMMARY STATISTICS FOR THE UNITED STATES, 1992 THROUGH 2003
         (Continued)

                       DESCRIPTION                         2003       2002         2001       2000      1999      1998     1997
                       -----------                         ----       ----         ----       ----      ----      ----     ----
RETAIL SALES AND REVENUE DATA - BUNDLED AND UNBUNDLED (CONTINUED)
SALES TO ULTIMATE CUSTOMERS (THOUSAND MEGAWATTHOURS)
  Residential......................................     1,273,486 1,266,959      1,202,647 1,192,446 1,144,923 1,130,109 1,075,880
  Commercial(13)...................................     1,199,718 1,116,248      1,089,154 1,055,232 1,001,996   979,401   928,633
  Industrial.......................................     1,007,988   972,168        964,224 1,064,239 1,058,217 1,051,203 1,038,197
  Transportation(14)...............................         6,999        NA             NA        NA        NA        NA        NA
  Other............................................            NA   107,146        113,756   109,496   106,952   103,518   102,901
  All Sectors......................................     3,488,192 3,462,521      3,369,781 3,421,414 3,312,087 3,264,231 3,145,610
  Direct Use(15)...................................       168,295   166,184        162,649   170,943   171,629   160,866   156,239
  Total Disposition................................     3,656,487 3,628,705      3,532,429 3,592,357 3,483,716 3,425,097 3,301,849
REVENUE FROM ULTIMATE CUSTOMERS (MILLION DOLLARS)
  Residential......................................       110,779   107,229        103,671    98,209    93,483    93,360    90,704
  Commercial(13)...................................        95,772    87,706         86,354    78,405    72,771    72,575    70,497
  Industrial.......................................        51,716    47,485         48,573    49,369    46,846    47,050    47,023
  Transportation(14)...............................           531        NA             NA        NA        NA        NA        NA
  Other............................................            NA     7,208          7,999     7,179     6,796     6,863     7,110
  All Sectors......................................       258,798   249,629        246,597   233,163   219,896   219,848   215,334
AVERAGE RETAIL PRICE (CENTS PER KILOWATTHOUR)
  Residential......................................          8.70      8.46           8.62      8.24      8.16      8.26      8.43
  Commercial(13)...................................          7.98      7.86           7.93      7.43      7.26      7.41      7.59
  Industrial.......................................          5.13      4.88           5.04      4.64      4.43      4.48      4.53
  Transportation(14)...............................          7.58        NA             NA        NA        NA        NA        NA
  Other............................................            NA      6.73           7.03      6.56      6.35      6.63      6.91
  All Sectors......................................          7.42      7.21           7.32      6.81      6.64      6.74      6.85
REVENUE AND EXPENSE STATISTICS (MILLION DOLLARS)(16)
MAJOR INVESTOR OWNED
 Utility Operating Revenues........................       226,227   219,389        267,525   235,336   214,160   218,175   215,083
 Utility Operating Expenses........................       197,459   188,745        235,198   210,324   182,258   186,498   182,796
 Net Utility Operating Income......................        28,768    30,644         32,327    25,012    31,902    31,677    32,286
MAJOR PUBLICLY OWNED (WITH GENERATION FACILITIES)(17)
 Operating Revenues................................        33,906    32,776         38,028    31,843    26,767    26,155    25,397
 Operating Expenses................................        29,637    28,638         32,789    26,244    21,274    20,880    20,425
 Net Electric Operating Income.....................         4,268     4,138          5,238     5,598     5,493     5,275     4,972
MAJOR PUBLICLY OWNED (WITHOUT GENERATION FACILITIES)(17)
 Operating Revenues................................        12,454    11,546         10,417     9,904     9,354     8,790     8,586
 Operating Expenses................................        11,481    10,703          9,820     9,355     8,737     8,245     8,033
 Net Electric Operating Income.....................           974       843            597       549       617       545       552
MAJOR FEDERALLY OWNED
 Operating Revenues................................        11,798    11,470         12,458    10,685    10,186     9,780     8,833
 Operating Expenses................................         8,763     8,665         10,013     8,139     7,775     7,099     5,999
 Net Electric Operating Income.....................         3,035     2,805          2,445     2,546     2,411     2,681     2,834
MAJOR COOPERATIVE BORROWER OWNED
 Operating Revenues................................        29,228    27,458(R)      26,458    25,629    23,824    23,988    23,321
 Operating Expenses................................        26,361    24,561(R)      23,763    22,982    21,283    21,223    20,715
Net Electric Operating Income......................         2,867     2,897(R)       2,696     2,647     2,541     2,764     2,606
DEMAND-SIDE MANAGEMENT (DSM) DATA
ACTUAL PEAK LOAD REDUCTIONS (MEGAWATTS)
 Total Actual Peak Load Reduction(18)..............        22,904    22,936         24,955    22,901    26,455    27,231    25,284
DSM ENERGY SAVINGS (THOUSAND MEGAWATTHOURS)
 Energy Efficiency.................................        48,245    52,285         52,946    52,827    49,691    48,775    55,453
 Load Management...................................         2,020     1,790          1,816       875       872       392       953
DSM COST (MILLION DOLLARS)
 Total Cost(19)....................................         1,297     1,626          1,630     1,565     1,424     1,421     1,636

                       DESCRIPTION                        1996         1995        1994      1993      1992
                       -----------                        ----         ----        ----      ----      ----
RETAIL SALES AND REVENUE DATA - BUNDLED AND UNBUNDLED (CONTINUED)
SALES TO ULTIMATE CUSTOMERS (THOUSAND MEGAWATTHOURS)
  Residential......................................     1,082,512    1,042,501   1,008,482   994,781   935,939
  Commercial(13)...................................       887,445      862,685     820,269   794,573   761,271
  Industrial.......................................     1,033,631    1,012,693   1,007,981   977,164   972,714
  Transportation(14)...............................            NA           NA          NA        NA        NA
  Other............................................        97,539       95,407      97,830    94,944    93,442
  All Sectors......................................     3,101,127    3,013,287   2,934,563 2,861,462 2,763,365
  Direct Use(15)...................................       152,638      150,677     146,325   139,238   133,841
  Total Disposition................................     3,253,765    3,163,963   3,080,888 3,000,700 2,897,207
REVENUE FROM ULTIMATE CUSTOMERS (MILLION DOLLARS)
  Residential......................................        90,503       87,610      84,552    82,814    76,848
  Commercial(13)...................................        67,829       66,365      63,396    61,521    58,343
  Industrial.......................................        47,536       47,175      48,069    47,357    46,993
  Transportation(14)...............................            NA           NA          NA        NA        NA
  Other............................................         6,741        6,567       6,689     6,528     6,296
  All Sectors......................................       212,609      207,717     202,706   198,220   188,480
AVERAGE RETAIL PRICE (CENTS PER KILOWATTHOUR)
  Residential......................................          8.36         8.40        8.38      8.32      8.21
  Commercial(13)...................................          7.64         7.69        7.73      7.74      7.66
  Industrial.......................................          4.60         4.66        4.77      4.85      4.83
  Transportation(14)...............................            NA           NA          NA        NA        NA
  Other............................................          6.91         6.88        6.84      6.88      6.74
  All Sectors......................................          6.86         6.89        6.91      6.93      6.82
REVENUE AND EXPENSE STATISTICS (MILLION DOLLARS)(16)
MAJOR INVESTOR OWNED
 Utility Operating Revenues........................       207,459      199,967     196,282   193,638   185,493
 Utility Operating Expenses........................       173,920      165,321     164,207   161,908   153,682
 Net Utility Operating Income......................        33,539       34,646      32,074    31,730    31,811
MAJOR PUBLICLY OWNED (WITH GENERATION FACILITIES)(17)
 Operating Revenues................................        24,207       23,473      23,267    22,522    21,686
 Operating Expenses................................        19,084       18,959      18,649    18,162    17,191
Net Electric Operating Income......................         5,123        4,514       4,618     4,360     4,496
MAJOR PUBLICLY OWNED (WITHOUT GENERATION FACILITIES)(17)
 Operating Revenues................................         8,582        8,435       7,996     7,523     7,247
 Operating Expenses................................         8,123        7,979       7,567     7,063     6,844
 Net Electric Operating Income.....................           459          457         429       460       404
MAJOR FEDERALLY OWNED
 Operating Revenues................................         9,082        8,743       8,552     8,141     7,872
 Operating Expenses................................         6,390        6,162       6,303     6,056     5,883
 Net Electric Operating Income.....................         2,692        2,581       2,249     2,085     1,989
MAJOR COOPERATIVE BORROWER OWNED
 Operating Revenues................................        24,424       24,609      23,777    24,873    23,325
 Operating Expenses................................        23,149       21,741      20,993    21,675    20,353
Net Electric Operating Income......................         2,872        2,868       2,784     3,197     2,973
DEMAND-SIDE MANAGEMENT (DSM) DATA
ACTUAL PEAK LOAD REDUCTIONS (MEGAWATTS)
 Total Actual Peak Load Reduction(18)..............        29,893       29,561      25,001    23,069    17,204
DSM ENERGY SAVINGS (THOUSAND MEGAWATTHOURS)
 Energy Efficiency.................................        59,853       55,328      49,720    41,119    31,779
 Load Management...................................         1,989        2,093       2,763     4,175     4,114
DSM COST (MILLION DOLLARS)
 Total Cost(19)....................................         1,902        2,421       2,716     2,744     2,348

-------------------
(1) Anthracite, bituminous coal, subbituminous coal, lignite, waste coal, and synthetic coal.

(2) Distillate fuel oil (all diesel and No. 1, No. 2, and No. 4 fuel oils), residual fuel oil (No. 5 and No. 6 fuel oils and bunker C fuel oil), jet fuel, kerosene, petroleum coke (converted to liquid petroleum, see Technical Notes for conversion methodology), and waste oil.

(3) Blast furnace gas, propane gas, and other manufactured and waste gases derived from fossil fuels.

(4) Conventional hydroelectric power and excluding hydroelectric pumped storage facility production.

(5) Wood, black liquor, other wood waste, municipal solid waste, landfill gas, sludge waste, tires, agriculture byproducts, other biomass, geothermal, solar thermal, photovoltaic energy, and wind.

(6) The quantity of output from a hydroelectric pumped storage facility is where net value equals production minus energy used for pumping.

(7)Batteries, chemicals, hydrogen, pitch, purchased steam, sulfur, and miscellaneous technologies.

(8) Anthracite, bituminous coal, subbituminous coal, and lignite; excludes waste coal.

(9) Receipts data for regulated utilities are compiled by EIA from data collected by the Federal Energy Regulatory Commission (FERC) on the FERC Form
423. These data are collected by FERC for regulatory rather than statistical and publication purposes. The FERC Form 423 data published by EIA have been reviewed for consistency between volumes and prices and for their consistency over time. However, EIA does not attempt to resolve any late filing issues in the FERC Form 423 data. For 2003 only, estimates were developed for missing or incomplete data from some facilities reporting on the FERC Form 423. This was not done for earlier years. Therefore, 2003 data cannot be directly compared to previous years' data. Additional information regarding the estimation procedures that were used is provided in the Technical Notes. Beginning in 2002, includes data from the Form EIA-423 for independent power producers and combined heat and power producers.

(10) Natural gas, including a small amount of supplemental gaseous fuels that cannot be identified separately. Natural gas values for 2001 forward do not include blast furnace gas or other gas.

(11) Alaska and Hawaii are not included.

(12) The data collection instrument was changed for 2001 to collect data at the corporate level, rather than the plant level. As a result, comparisons with data prior to 2001 and after 2001 should be done with caution.

(13) Includes miscellaneous sales, such as sales for public street and highway lighting, other sales to public authorities, and interdepartmental sales formerly reported as "Other."

(14) Beginning in 2003 the Other Sector has been eliminated. Data previously assigned to the Other Sector have been reclassified as follows: Lighting for public buildings, streets, and highways, interdepartamental sales, and other sales to public authorities are now included in the Commercial Sector; agricultural and irrigation sales where separately identified are now included in the Industrial Sector; and a new sector, Transportation, now includes electrified rail and various urban transit systems (such as automated guideway, trolley, and cable) where the principal propulsive energy source is electricity. Comparisons of data across years should include consideration of these reclassification changes.

(15) Direct Use represents commercial and industrial facility use of onsite net electricity generation; and electricity sales among adjacent or co-located facilities for which revenue information is not available.

(16) Unless otherwise noted, all "dollars" are nominal dollars.

          Energy Information Administration/Electric Power Annual 2003         5

(17) The 1998-2003 data represent those utilities meeting a threshold of 150 million kilowatthours of sales to ultimate customers and/or 150 million kilowatthours of sales for resale for the two previous years. The 1992-1997 data represent those utilities meeting a threshold of 120 million kilowatthours of sales to ultimate customers and/or 120 million kilowatthours of sales for resale for the two previous years.

(18) Actual reduction in annual peak load achieved by all program participants during the reporting year, at the time of annual peak load, as opposed to the installed peak load reduction capability.

(19) Sum of the total incurred direct and indirect utility costs for the year. Utility costs reflect the total cash expenditures for the year, in nominal dollars, that flow out to support demand-side management programs.

 NA = Not available.
 R = Revised.

 Notes: - See Glossary reference for definitions.- See Technical Notes for the methodology used to convert short tons to metric tons.- Totals may not equal sum of components because of independent rounding.

 Sources: Form EIA-411, "Coordinated Bulk Power Supply Program Report;" Form EIA-412, "Annual Electric Industry Financial Report;" Form EIA-423, "Monthly Cost and Quality of Fuels for Electric Plants Report;" Form EIA-767, "Steam-Electric Plant Operation and Design Report;" Form EIA-860, "Annual Electric Generator Report;" Form EIA-861, "Annual Electric Power Industry Report;" Form EIA-906, "Power Plant Report;" and predecessor forms. Federal Regulatory Commission, FERC Form 1, "Annual Report of Major Utilities, Licensees and Others;" FERC Form 1-F, "Annual Report for Nonmajor Public Utilities and Licensees;" FERC Form 423, "Monthly Report of Cost and Quality of Fuels for Electric Plants," and predecessor forms; Rural Utility Services (RUS) Form 7, "Operating Report;" RUS Form 12, "Operating Report;" Imports and Exports: Mexico data - DOE, Fossil Fuels, Office of Fuels Programs, Form FE-781R, "Annual Report of International Electrical Export/Import Data:" Canada data - National Energy Board of Canada (metered energy fIrm and interruptible).

6                   Energy Information Administration/Electric Power Annual 2003

                CHAPTER 1. GENERATION AND USEFUL THERMAL OUTPUT

          Energy Information Administration/Electric Power Annual 2003         7

TABLE 1.1. NET GENERATION BY ENERGY SOURCE BY TYPE OF PRODUCER, 1992 THROUGH
           2003
           (Thousand Megawatthours)

                                                                                                  HYDROELECTRIC
                              PETROLEUM  NATURAL   OTHER             HYDROELECTRIC    OTHER          PUMPED
 PERIOD              COAL(1)     (2)      GAS     GASES(3)  NUCLEAR CONVENTIONAL(4) RENEWABLES(5)    STORAGE    OTHER(6)     TOTAL
 ------             --------- --------- -------- --------- -------- --------------- ------------- ------------- --------   ---------
TOTAL (ALL SECTORS)
1992.....           1,621,206   100,154  404,074    13,270  618,776     253,088         73,770        -4,177     3,720     3,083,882
1993.....           1,690,070   112,788  414,927    12,956  610,291     280,494         76,213        -4,036     3,487     3,197,191
1994.....           1,690,694   105,901  460,219    13,319  640,440     260,126         76,535        -3,378     3,667     3,247,522
1995.....           1,709,426    74,554  496,058    13,870  673,402     310,833         73,965        -2,725     4,104     3,353,487
1996.....           1,795,196    81,411  455,056    14,356  674,729     347,162         75,796        -3,088     3,571     3,444,188
1997.....           1,845,016    92,555  479,399    13,351  628,644     356,453         77,183        -4,040     3,612     3,492,172
1998.....           1,873,516   128,800  531,257    13,492  673,702     323,336         77,088        -4,467     3,571     3,620,295
1999.....           1,881,087   118,061  556,396    14,126  728,254     319,536         79,423        -6,097     4,024     3,694,810
2000.....           1,966,265   111,221  601,038    13,955  753,893     275,573         80,906        -5,539     4,794     3,802,105
2001.....           1,903,956   124,880  639,129     9,039  768,826     216,961         77,985        -8,823     4,690     3,736,644
2002.....           1,933,130    94,567  691,006    11,463  780,064     264,329         86,922        -8,743     5,714     3,858,452
2003.....           1,973,737   119,406  649,908    15,600  763,733     275,806         87,410        -8,535     6,121     3,883,185
ELECTRICITY GENERATORS, ELECTRIC UTILITIES
1992.....           1,575,895    88,916  263,872        --  618,776     243,736         10,200        -4,177        --     2,797,219
1993.....           1,639,151    99,539  258,915        --  610,291     269,098          9,565        -4,036        --     2,882,525
1994.....           1,635,493    91,039  291,115        --  640,440     247,071          8,933        -3,378        --     2,910,712
1995.....           1,652,914    60,844  307,306        --  673,402     296,378          6,409        -2,725        --     2,994,529
1996.....           1,737,453    67,346  262,730        --  674,729     331,058          7,214        -3,088        --     3,077,442
1997.....           1,787,806    77,753  283,625        --  628,644     341,273          7,462        -4,040        --     3,122,523
1998.....           1,807,480   110,158  309,222        --  673,702     308,844          7,206        -4,441        --     3,212,171
1999.....           1,767,679    86,929  296,381        --  725,036     299,914          3,716        -5,982        --     3,173,674
2000.....           1,696,619    72,180  290,715        --  705,433     253,155          2,241        -4,960        --     3,015,383
2001.....           1,560,146    78,908  264,434        --  534,207     197,804          2,152        -7,704        --     2,629,946
2002.....           1,514,670    59,125  229,639       206  507,380     242,302          3,569        -7,434        --     2,549,457
2003.....           1,500,281    69,930  186,967       243  458,829     249,622          3,941        -7,532        --     2,462,281
ELECTRICITY GENERATORS, INDEPENDENT POWER PRODUCERS
1992.....               1,165     1,160    6,999         3       --       6,280         30,228            --        --        45,836
1993.....               2,904     1,060    8,293         7       --       8,425         32,706            --        --        53,396
1994.....               4,370     1,047    8,603         7       --       6,934         33,554            --        --        54,514
1995.....               5,044     1,162   10,136         6       --       9,033         32,841            --        --        58,222
1996.....               5,312     1,170   10,104         4       --      10,101         33,440            --        --        60,132
1997.....               5,344     2,557    7,506        31       --       9,375         33,929            --        --        58,741
1998.....              15,539     5,503   26,657        55       --       9,023         34,703           -26        --        91,455
1999.....              64,387    17,906   60,264        36    3,218      14,749         40,460          -115        --       200,905
2000.....             213,956    25,795  108,712       181   48,460      18,183         42,831          -579        --       457,540
2001.....             291,678    34,257  162,540        10  234,619      15,945         42,661        -1,119        --       780,592
2002.....             366,535    24,150  227,155        29  272,684      18,189         46,456        -1,309     1,441       955,331
2003.....             415,498    38,571  234,240        13  304,904      21,890         47,753        -1,003     1,339     1,063,205
COMBINED HEAT AND POWER, ELECTRIC POWER(7)
1992.....              20,653     2,162   63,403     1,209       --          --          3,411            --       480        91,319
1993.....              23,409     4,827   75,013       959       --          --          3,360            --       408       107,976
1994.....              26,414     6,592   85,971     1,085       --          --          3,199            --       239       123,500
1995.....              28,098     6,139  101,737     1,921       --          --          3,372            --       213       141,480
1996.....              29,207     6,267  105,923     1,337       --          --          3,632            --       201       146,567
1997.....              27,611     6,170  108,465     1,503       --          --          4,299            --        63       148,111
1998.....              27,174     6,550  113,413     2,260       --          --          4,234            --       159       153,790
1999.....              26,551     6,704  116,351     1,571       --          --          4,088            --       139       155,404
2000.....              32,536     7,217  118,551     1,847       --          --          4,330            --       125       164,606
2001.....              31,003     5,984  127,966       576       --          --          3,988            --        --(R)    169,515
2002.....              29,408     6,458  150,889     1,734       --          --          4,565            --       615       193,670
2003.....              36,935     5,195  146,097     2,392       --          --          4,822            --       233       195,674
COMBINED HEAT AND POWER, COMMERCIAL(8)
1992.....                 749       302    3,867       105       --         122          1,082            --         1         6,228
1993.....                 864       334    4,471       100       --         100          1,132            --         *         7,000
1994.....                 850       417    4,929       115       --          93          1,216            --        --         7,619
1995.....                 998       379    5,162        --       --         118          1,575            --         *         8,232
1996.....               1,051       369    5,249         *       --         126          2,235            --         *         9,030
1997.....               1,040       427    4,725         3       --         120          2,385            --         *         8,701
1998.....                 985       383    4,879         7       --         120          2,373            --        --         8,748
1999.....                 995       434    4,607         *       --         115          2,412            --         *         8,563
2000.....               1,097       432    4,262         *       --         100          2,012            --         *         7,903
2001.....                 995       438    4,434         *       --          66          1,482            --         *         7,416
2002.....                 992       431    4,310         *       --          13          1,585            --        84         7,415
2003.....               1,206       423    3,899        --       --          72          1,894            --         2         7,496
COMBINED HEAT AND POWER, INDUSTRIAL(9)
1992.....              22,743     7,615   65,933    11,953       --       2,950         28,847            --     3,239       143,280
1993.....              23,742     7,028   68,234    11,890       --       2,871         29,450            --     3,079       146,294
1994.....              23,568     6,808   69,600    12,112       --       6,028         29,633            --     3,428       151,178
1995.....              22,372     6,030   71,717    11,943       --       5,304         29,768            --     3,890       151,025
1996.....              22,172     6,260   71,049    13,015       --       5,878         29,274            --     3,370       151,017
1997.....              23,214     5,649   75,078    11,814       --       5,685         29,107            --     3,549       154,097
1998.....              22,337     6,206   77,085    11,170       --       5,349         28,572            --     3,412       154,132
1999.....              21,474     6,088   78,793    12,519       --       4,758         28,747            --     3,885       156,264
2000.....              22,056     5,597   78,798    11,927       --       4,135         29,491            --     4,669       156,673
2001.....              20,135     5,293   79,755     8,454       --       3,145         27,703            --     4,690       149,175
2002.....              21,525     4,403   79,013     9,493       --       3,825         30,747            --     3,574       152,580
2003.....              19,817     5,285   78,705    12,953       --       4,222         29,001            --     4,546       154,530

-------------------
(1) Anthracite, bituminous coal, subbituminous coal, lignite, waste coal, and synthetic coal.

(2) Distillate fuel oil (all diesel and No. 1, No. 2, and No. 4 fuel oils), residual fuel oil (No. 5 and No. 6 fuel oils and bunker C fuel oil), jet fuel, kerosene, petroleum coke (converted to liquid petroleum, see Technical Notes for conversion methodology), and waste oil.

(3) Blast furnace gas, propane gas, and other manufactured and waste gases derived from fossil fuels.

(4) Conventional hydroelectric power excluding pumped storage facilities.

(5) Wood, black liquor, other wood waste, municipal solid waste, landfill gas, sludge waste, tires, agriculture byproducts, other biomass, geothermal, solar thermal, photovoltaic energy and wind.

(6) Batteries, chemicals, hydrogen, pitch, purchased steam, sulfur, and miscellaneous technologies.

(7) Electric utility CHP plants are included in Electricity Generators, Electric Utilities.

(8) Small number of commercial electricity-only plants included.

(9) Small number of Industrial electricity-only plants included.

   R = Revised.

   * = Value is less than half of the smallest unit of measure (e.g., for values with no decimals, the smallest unit is "1" and values under 0.5 are shown as "*".)

8          Energy Information Administration/Electric Power Annual 2003

Notes: - See Glossary reference for definitions. - Totals may not equal sum of components because of independent rounding.

Source: Energy Information Administration, Form EIA-906, "Power Plant Report," and predecessor forms.

         Energy Information Administration/Electric Power Annual 2003          9

                    FIGURE 1.1. U.S. ELECTRIC POWER INDUSTRY
                         NET GENERATION BY STATE, 2003
                            (MILLION MEGAWATTHOURS)


          [U.S. ELECTRIC POWER INDUSTRY NET GENERATION PLAN - Map of the
             United States with electric power generation by State.
                            Total 3,883 million MWh]


Source: Energy Information Administration, Form EIA-906, "Power Plant Report"

10          Energy Information Administration/Electric Power Annual 2003

TABLE 1.2. USEFUL THERMAL OUTPUT BY ENERGY SOURCE BY COMBINED HEAT AND POWER
           PRODUCERS, 1992 THROUGH 2003
           (Billion Btus)

                                                                                       OTHER
  PERIOD                       COAL(1)   PETROLEUM(2)   NATURAL GAS  OTHER GASES(3)  RENEWABLES(4)   OTHER(5)     TOTAL
  ------                       -------   ------------  ------------  --------------  -------------   --------   ---------
TOTAL COMBINED HEAT AND POWER
1992.......                    367,158     117,172        591,875       159,887         698,350        41,598   1,976,040
1993.......                    372,603     128,884        604,256       142,044         713,009        40,731   2,001,527
1994.......                    387,604     132,528        645,561       143,682         767,417        42,129   2,118,921
1995.......                    386,403     120,790        686,182       144,715         768,338        44,389   2,150,817
1996.......                    391,540     132,815        710,733       149,831         755,847        42,980   2,183,746
1997.......                    388,944     136,742        712,683       150,144         785,306        53,361   2,227,180
1998.......                    381,546     135,519        781,637       167,064         757,131        46,437   2,269,334
1999.......                    385,926     125,486        810,918       178,971         744,470        47,871   2,293,642
2000.......                    383,687     108,045        812,036       184,062         763,674        50,459   2,301,963
2001.......                    354,204      90,308        740,979       132,937         597,475        42,248   1,958,151
2002.......                    336,848      72,826        708,738       117,513         584,976        34,796   1,855,697
2003.......                    333,361      85,263        610,122       110,263         646,223        41,103   1,826,335
COMBINED HEAT AND POWER, ELECTRIC POWER
1992.......                     27,545       6,123        101,923         4,825          24,861         1,543     166,820
1993.......                     29,742       7,820        106,650         3,091          24,088         1,322     172,713
1994.......                     36,663       8,631        119,199         5,190          24,497           880     195,060
1995.......                     40,427      13,044        117,994         4,344          26,910           249     202,968
1996.......                     42,982      11,603        121,431         3,928          32,761           314     213,019
1997.......                     39,437      11,823        132,125         7,746          30,147            29     221,307
1998.......                     43,256       6,261        141,834         5,064          25,969            68     222,452
1999.......                     52,061       6,718        145,525         3,548          30,172            28     238,052
2000.......                     53,329       6,610        157,886         5,312          25,661            39     248,837
2001.......                     51,515       6,087        164,206         4,681          16,019             0     242,508
2002.......                     40,020       3,869        214,137         5,961          17,219            63     281,269
2003.......                     38,249       7,379        200,077         9,282          22,760           321     278,068
COMBINED HEAT AND POWER, COMMERCIAL
1992.......                     15,311       3,964         24,298            93          13,511             1      57,178
1993.......                     18,285       4,130         22,601           118          14,324             1      59,459
1994.......                     17,759       4,483         25,578           172          14,172            --      62,164
1995.......                     16,718       2,877         28,574            --          15,223             1      63,393
1996.......                     19,742       2,905         32,770             *          18,057            --      73,474
1997.......                     21,958       3,832         39,893            20          20,232            --      85,935
1998.......                     20,185       4,853         38,510            34          18,426            --      82,008
1999.......                     20,479       3,298         36,857             *          17,145            --      77,779
2000.......                     21,001       3,827         39,293             *          17,613            --      81,734
2001.......                     18,495       4,118         34,923            --          14,024            --      71,560
2002.......                     18,477       2,743         36,265             *          11,703            --      69,188
2003.......                     22,780       2,716         16,955            --          14,438            --      56,889
COMBINED HEAT AND POWER, INDUSTRIAL
1992.......                    324,302     107,085        465,654       154,969         659,978        40,054   1,752,042
1993.......                    324,576     116,934        475,005       138,835         674,597        39,408   1,769,355
1994.......                    333,182     119,414        500,784       138,320         728,748        41,249   1,861,697
1995.......                    329,258     104,869        539,614       140,371         726,205        44,139   1,884,456
1996.......                    328,816     118,307        556,532       145,903         705,029        42,666   1,897,253
1997.......                    327,549     121,087        540,665       142,378         734,927        53,332   1,919,938
1998.......                    318,105     124,405        601,293       161,966         712,736        46,369   1,964,874
1999.......                    313,386     115,470        628,536       175,423         697,153        47,843   1,977,811
2000.......                    309,357      97,608        614,857       178,750         720,400        50,420   1,971,392
2001.......                    284,194      80,103        541,850       128,256         567,432        42,248   1,644,083
2002.......                    278,351      66,214        458,336       111,552         556,054        34,733   1,505,240
2003.......                    272,332      75,168        393,090       100,981         609,025        40,782   1,491,378

-----------------
(1) Anthracite, bituminous coal, subbituminous coal, lignite, waste coal, and synthetic coal.

(2) Distillate fuel oil (all diesel and No. 1, No. 2, and No. 4 fuel oils), residual fuel oil (No. 5 and No. 6 fuel oils and bunker C fuel oil), jet fuel, kerosene, petroleum coke (converted to liquid petroleum, see Technical Notes for conversion methodology)

(3) Blast furnace gas, propane gas, and other manufactured and waste gases derived from fossil fuels.

(4) Wood, black liquor, other wood waste, municipal solid waste, landfill gas, sludge waste, tires, agriculture byproducts, other biomass, geothermal, solar thermal, photovoltaic energy and wind.

(5) Batteries, chemicals, hydrogen, pitch, purchased steam, sulfur, and miscellaneous technologies.

   * = Value is less than half of the smallest unit of measure (e.g., for values with no decimals, the smallest unit is "1" and values under 0.5 are shown as "*".)

   Notes: - See Glossary reference for definitions. - Totals may not equal sum of components because of independent rounding.

   Source: Energy Information Administration, Form EIA-906, "Power Plant
           Report," and predecessor forms.

        Energy Information Administration/Electric Power Annual 2003          11

                               CHAPTER 2. CAPACITY

12          Energy Information Administration/Electric Power Annual 2003

TABLE 2.1. EXISTING NET SUMMER CAPACITY BY ENERGY SOURCE AND PRODUCER TYPE, 1992
           THROUGH 2003
           (Megawatts)

                                         NATURAL               OTHER               HYDRO-       OTHER
     PERIOD        COAL(1) PETROLEUM(2)   GAS     DUAL FIRED  GASES(3)  NUCLEAR  ELECTRIC(4)  RENEWABLES(5)  OTHER(6)   TOTAL
---------------   -------  ------------  -------  ----------  --------  -------  -----------  -------------  --------  -------
TOTAL (ALL SECTORS)
 1992..........   309,372     45,642      60,736   118,913      2,069    98,985     95,962        14,281        545    746,507
 1993..........   310,148     44,019      65,523   120,157      1,931    99,041     98,557        14,656        550    754,582
 1994..........   311,415     42,695      70,685   123,110      2,093    99,148     99,249        15,021        550    763,967
 1995..........   311,386     43,708      75,438   121,958      1,661    99,515     99,948        15,300        550    769,463
 1996..........   313,382     43,585      74,498   128,570      1,664   100,784     97,548        15,309        550    775,890
 1997..........   313,624     43,202      76,348   129,384      1,525    99,716     98,725        15,351        774    778,649
 1998..........   315,786     40,399      75,772   130,399      1,520    97,070     98,669        15,444        810    775,868
 1999..........   315,496     35,587      73,562   146,039      1,909    97,411     98,958        15,942      1,023    785,927
 2000..........   315,114     35,890      95,705   149,833      2,342    97,860     98,881        15,572        523    811,719
 2001..........   314,230     39,714     125,798   153,482      1,670    98,159     98,580        16,180        440    848,254
 2002..........   315,350     38,213     171,661   162,289      2,008    98,657     99,727        16,755        641    905,301
 2003..........   313,019     36,429     208,447   171,295      1,994    99,209     99,216        18,199        638    948,446
ELECTRICITY GENERATORS, ELECTRIC UTILITIES
 1992..........   300,385     44,330      47,599   107,485        692    98,985     93,375         2,207         --    695,059
 1993..........   300,634     42,699      49,709   109,066        698    99,041     95,910         2,215         --    699,971
 1994..........   300,941     41,296      51,239   110,633        698    99,148     95,995         2,278         --    702,229
 1995..........   300,569     42,232      55,220   109,294        291    99,515     96,661         2,330         --    706,111
 1996..........   302,420     42,090      52,527   115,740         63   100,784     94,239         2,079         --    709,942
 1997..........   302,866     41,545      53,552   116,174        206    99,716     95,487         2,123        222    711,889
 1998..........   299,739     38,144      40,764   114,201         55    97,070     94,424         2,067        229    686,692
 1999..........   277,780     31,742      31,755   108,716        220    95,030     93,067           790        224    639,324
 2000..........   260,990     25,823      32,069   106,806         57    85,968     91,758           837         13    604,319
 2001..........   244,451     24,150      35,117    92,030         57    63,060     90,065           979         13    549,920
 2002..........   244,056     23,067      50,026    88,476         61    63,202     91,198           989         --    561,074
 2003..........   236,473     20,766      48,233    89,183         61    60,964     90,630           925         13    547,249
ELECTRICITY GENERATORS, INDEPENDENT POWER PRODUCERS
 1992..........       384        110         102     2,052          1        --      1,978         6,296         --     10,924
 1993..........       528        114         104     2,112         --        --      2,026         6,478         --     11,362
 1994..........       702        117         258     2,843         --        --      2,108         6,728         --     12,755
 1995..........       719        121         296     2,791         --        --      2,151         6,887         --     12,964
 1996..........       719        130         386     2,834         --        --      2,171         6,850         --     13,091
 1997..........       719        130         556     2,950         --        --      2,103         6,695         --     13,153
 1998..........     6,132        670       9,580     8,265         --        --      3,074         6,955         --     34,675
 1999..........    27,725      2,502      18,024    26,534         --     2,381      4,763         8,794         --     90,724
 2000..........    44,164      8,611      35,493    34,995         --    11,892      6,011         8,994         --    150,159
 2001..........    60,701     13,911      57,933    56,161         --    35,099      7,444         9,680         --    240,929
 2002..........    61,770     13,439      85,464    64,054         12    35,455      7,475        10,435         35    278,138
 2003..........    66,538     14,412     118,694    71,546          6    38,244      7,777        11,832         --    329,049
COMBINED HEAT AND POWER, ELECTRIC POWER(7)
 1992..........     3,519        265       4,343     6,598          4        --         --           458         --     15,187
 1993..........     3,798        263       6,332     6,407         --        --         --           464         --     17,263
 1994..........     4,453        268       9,564     6,757         --        --         --           498         --     21,540
 1995..........     4,756        329      10,048     6,991         --        --         --           610         --     22,733
 1996..........     4,950        332      11,542     7,175         --        --         --           626         --     24,625
 1997..........     4,895        333      11,553     7,583          5        --         --           707         --     25,076
 1998..........     5,021        352      14,064     6,015         --        --         --           749         --     26,202
 1999..........     5,230        237      11,821     8,430         --        --         --           741         --     26,459
 2000..........     5,044        437      15,058     6,116        262        --         --           736         --     27,653
 2001..........     4,628        371      18,027     3,799        287        --          9           791         28     27,940
 2002..........     5,222        829      21,924     7,897        182        --         --           555         --     36,610
 2003..........     5,534        313      26,938     8,695        185        --          1           665         --     42,332
COMBINED HEAT AND POWER, COMMERCIAL(8)
 1992..........       234        117         266       611         --        --         31           251         --      1,510
 1993..........       283        113         302       639         --        --         31           267         --      1,637
 1994..........       287        160         348       934         --        --         32           297         --      2,057
 1995..........       315        182         350       950         --        --         31           303         --      2,131
 1996..........       321        205         398       907         --        --         31           446         --      2,309
 1997..........       314        194         412       930         --        --         32           450         --      2,333
 1998..........       317        243         568       657         --        --         32           463         --      2,281
 1999..........       317        262         455       771         --        --         32           465         --      2,302
 2000..........       314        259         633       602         --        --         33           399         --      2,240
 2001..........       295        271       1,382       596         --        --         22           348         --      2,912
 2002..........       292        264         507       746         --        --         22           357         --      2,188
 2003..........       347        276         501       560         --        --         22           371         --      2,077
COMBINED HEAT AND POWER, INDUSTRIAL(9)
 1992..........     4,849        820       8,426     2,167      1,373        --        578         5,068        545     23,826
 1993..........     4,905        831       9,076     1,933      1,233        --        590         5,232        550     24,349
 1994..........     5,032        854       9,276     1,943      1,395        --      1,115         5,221        550     25,386
 1995..........     5,028        844       9,524     1,932      1,370        --      1,106         5,171        550     25,524
 1996..........     4,972        828       9,645     1,913      1,602        --      1,106         5,308        550     25,923
 1997..........     4,830      1,000      10,276     1,746      1,315        --      1,102         5,376        552     26,198
 1998..........     4,577        989      10,796     1,260      1,465        --      1,139         5,210        581     26,019
 1999..........     4,443        844      11,507     1,588      1,689        --      1,097         5,151        799     27,119
 2000..........     4,601        761      12,453     1,313      2,023        --      1,079         4,607        510     27,348
 2001..........     4,156      1,010      13,340       898      1,327        --      1,041         4,382        399     26,553
 2002..........     4,010        615      13,740     1,116      1,752        --      1,033         4,419        607     27,291
 2003..........     4,127        662      14,081     1,310      1,742        --        786         4,406        625     27,740

-------------------

(1) Anthracite, bituminous coal, subbituminous coal, lignite, waste coal, and synthetic coal.

(2) Distillate fuel oil (all diesel and No. 1, No. 2, and No. 4 fuel oils), residual fuel oil (No. 5 and No. 6 fuel oils and bunker C fuel oil), jet fuel, kerosene, petroleum coke (converted to liquid petroleum, see Technical Notes for conversion methodology), and waste oil.

(3) Blast furnace gas, propane gas, and other manufactured and waste gases derived from fossil fuels.

(4) Conventional hydroelectric and hydroelectric pumped storage.

(5) Wood, black liquor, other wood waste, municipal solid waste, landfill gas, sludge waste, tires, agriculture byproducts, other biomass, geothermal, solar thermal, photovoltaic energy, and wind.

(6) Batteries, chemicals, hydrogen, pitch, purchased steam, sulfur, and miscellaneous technologies.

(7) Electric utility CHP plants are included in Electric Generators, Electric Utilities.

(8) Small number of commercial electricity-only plants included.

(9) Small number of industrial electricity-only plants included.

    Notes: - See Glossary reference for definitions. - Reporting of electric utility and independent power producer capacity at the plant-generator level became available for 2003. Some capacity in 2001 and 2002 that is classified based on the operating company's classification as an electric utility or an independent power producer is classified in 2003 based on the individual plant generator's classification as an electric utility plant-generator or an independent power power producer plant-generator, regardless of the operating company's classification. - Totals may not equal sum of components because of independent rounding.

    Source: Energy Information Administration, Form EIA-860, "Annual Electric Generator Report."

          Energy Information Administration/Electric Power Annual 2003        13

                     FIGURE 2.1 U.S. ELECTRIC POWER INDUSTRY
                   EXISTING NET SUMMER CAPACITY BY STATE, 2003
                              (THOUSAND MEGAWATTS)

   [U.S. ELECTRIC POWER INDUSTRY EXISTING NET SUMMER CAPACITY PLAN -- Map of
    the United States with existing net Summer generating capacity by State.
                            Total 948.4 thousand MW]


SOURCE: ENERGY INFORMATION ADMINISTRATION, FORM EIA-860, "ANNUAL ELECTRIC GENERATOR REPORT."

14        Energy Information Administration/Electric Power Annual 2003

TABLE 2.2. EXISTING CAPACITY BY ENERGY SOURCE, 2003
           (Megawatts)

                                                                        NET SUMMER
                                    NUMBER OF     GENERATOR NAMEPLATE    CAPACITY     NET WINTER
       ENERGY SOURCE                GENERATORS       CAPACITY (MW)         (MW)      CAPACITY (MW)
------------------------------      ----------    -------------------   ----------   -------------
Coal(1).......................         1,535             335,793          313,019       315,237
Petroleum(2)..................         3,121              40,965           36,429        40,023
Natural Gas...................         3,069             238,967          208,447       224,366
Dual Fired ...................         3,056             190,739          171,295       183,033
Other Gases(3)................           105               2,284            1,994         1,984
Nuclear.......................           104             105,415           99,209       100,893
Hydroelectric(4)..............         4,145              96,352           99,216        98,399
Other Renewables(5)...........         1,582              20,474           18,199        18,524
Other(6)......................            39                 704              638           640
          TOTAL...............        16,756           1,031,692          948,446       983,099

(1) Anthracite, bituminous coal, subbituminous coal, lignite, waste coal, and synthetic coal.

(2) Distillate fuel oil (all diesel and No. 1, No. 2, and No. 4 fuel oils), residual fuel oil (No. 5 and No. 6 fuel oils and bunker C fuel oil), jet fuel, kerosene, petroleum coke (converted to liquid petroleum, see Technical Notes for conversion methodology), and waste oil.

(3) Blast furnace gas, propane gas, and other manufactured and waste gases derived from fossil fuels.

(4) Conventional hydroelectric and hydroelectric pumped storage. The net summer and winter capacity exceeds the generator nameplate due to upgrades to hydroelectric generators.

(5) Wood, black liquor, other wood waste, municipal solid waste, landfill gas, sludge waste, tires, agriculture byproducts, other biomass, geothermal, solar thermal, photovoltaic energy, and wind.

(6) Batteries, chemicals, hydrogen, pitch, purchased steam, sulfur, and miscellaneous technologies.

    Notes: - Where there is more than one energy source associated with a generator, the predominant energy source is reported here. - Totals may not equal sum of components because of independent rounding.

    Source: Energy Information Administration, Form EIA-860, "Annual Electric Generator Report."

TABLE 2.3. EXISTING CAPACITY BY PRODUCER TYPE, 2003
           (Megawatts)

                                                                                     NET SUMMER   NET WINTER
                                                  NUMBER OF    GENERATOR NAMEPLATE    CAPACITY     CAPACITY
              PRODUCER TYPE                       GENERATORS       CAPACITY (MW)        (MW)         (MW)
----------------------------------------------    ----------   -------------------   ----------   ----------
ELECTRIC POWER SECTOR
     Electric Utilities.......................       8,984            583,633          547,249      560,682
     Independent Power Producers..............       4,411            365,176          329,049      345,629
               TOTAL..........................      13,395            948,809          876,297      906,310
COMBINED HEAT AND POWER SECTOR
     Electric Power(1)........................         711             49,079           42,332       45,423
     Commercial...............................         640              2,375            2,077        2,188
     Industrial...............................       2,010             31,429           27,740       29,177
               TOTAL..........................       3,361             82,883           72,149       76,789
TOTAL ALL SECTORS.............................      16,756          1,031,692          948,446      983,099

(1) Includes only independent power producers' combined heat and power facilities.

    Notes: - See Glossary reference for definitions. - Totals may not equal sum of components because of independent rounding.

    Source: Energy Information Administration, Form EIA-860, "Annual Electric Generator Report."

TABLE 2.4. PLANNED NAMEPLATE CAPACITY ADDITIONS FROM NEW GENERATORS, BY ENERGY
           SOURCE, 2004 THROUGH 2008
           (Megawatts)

        ENERGY SOURCE                 2004         2005         2006         2007         2008
------------------------------       ------       ------       ------       ------        -----
Coal(1).......................          155          991        2,376        4,814        1,390
Petroleum(2)..................          238          361          344          168          180
Natural Gas...................       22,490       28,404       23,850       20,985        6,797
Other Gases(3)................           --           --           --          580          580
Nuclear.......................           --           --           --           --           --
Hydroelectric(4)..............            8           11           11           42            4
Other Renewables(5)...........          257          240           57           36          133
Other(6)......................           --           --           --           --           --
TOTAL.........................       23,149       30,007       26,638       26,624        9,083

(1) Anthracite, bituminous coal, subbituminous coal, lignite, waste coal, and synthetic coal.

(2) Distillate fuel oil (all diesel and No. 1, No. 2, and No. 4 fuel oils), residual fuel oil (No. 5 and No. 6 fuel oils and bunker C fuel oil), jet fuel, kerosene, petroleum coke (converted to liquid petroleum, see Technical Notes for conversion methodology), and waste oil.

(3) Blast furnace gas, propane gas, and other manufactured and waste gases derived from fossil fuels.

(4) Conventional hydroelectric and hydroelectric pumped storage.

(5) Wood, black liquor, other wood waste, municipal solid waste, landfill gas, sludge waste, tires, agriculture byproducts, other biomass, geothermal, solar thermal, photovoltaic energy, and wind.

(6) Batteries, chemicals, hydrogen, pitch, purchased steam, sulfur, and miscellaneous technologies.

    Notes: - Where there is more than one energy source associated with a generator, the predominant energy source is reported here. These data reflect plans as of January 1, 2004. Delays and cancellations may have occurred subsequently to the data reporting. - Totals may not equal sum of components because of independent rounding.

    Source: Energy Information Administration, Form EIA-860, "Annual Electric Generator Report."

          Energy Information Administration/Electric Power Annual 2003        15

TABLE 2.5. PLANNED CAPACITY ADDITIONS FROM NEW GENERATORS, BY ENERGY SOURCE,
           2004-2008
           (Megawatts)

                                                         GENERATOR NAMEPLATE CAPACITY    NET SUMMER      NET WINTER
        ENERGY SOURCE             NUMBER OF GENERATORS             (MW)                 CAPACITY (MW)   CAPACITY (MW)
------------------------------    --------------------   ----------------------------   -------------   -------------
                                                                  2004

U.S. TOTAL....................             236                      23,149                  19,848          21,828
     Coal(1)..................               2                         155                     156             157
     Petroleum(2).............              61                         238                     215             231
     Natural Gas..............             152                      22,490                  19,215          21,177
     Other Gases(3)...........              --                          --                      --              --
     Nuclear..................              --                          --                      --              --
     Hydroelectric(4).........               6                           8                       8               8
     Other Renewables(5)......              15                         257                     253             255
     Other(6).................              --                          --                      --              --
                                                                  2005

U.S. TOTAL....................             223                      30,007                  25,924          28,411
     Coal(1)..................               5                         991                     922             932
     Petroleum(2).............              25                         361                     323             348
     Natural Gas..............             161                      28,404                  24,450          26,900
     Other Gases(3)...........              --                          --                      --              --
     Nuclear..................              --                          --                      --              --
     Hydroelectric(4).........               7                          11                      10              10
     Other Renewables(5)......              25                         240                     219             221
     Other(6).................              --                          --                      --              --
                                                                  2006

U.S. TOTAL....................             138                      26,638                  23,044          25,241
     Coal(1)..................               4                       2,376                   2,271           2,276
     Petroleum(2).............               4                         344                     296             324
     Natural Gas..............             123                      23,850                  20,428          22,591
     Other Gases(3)...........              --                          --                      --              --
     Nuclear..................              --                          --                      --              --
     Hydroelectric(4).........               2                          11                      10              10
     Other Renewables(5)......               5                          57                      40              40
     Other(6).................              --                          --                      --              --
                                                                  2007

U.S. TOTAL....................             128                      26,624                  23,306          25,352
     Coal(1)..................              10                       4,814                   4,485           4,525
     Petroleum(2).............               4                         168                     142             164
     Natural Gas..............             108                      20,985                  18,113          20,023
     Other Gases(3)...........               2                         580                     493             568
     Nuclear..................              --                          --                      --              --
     Hydroelectric(4).........               2                          42                      40              39
     Other Renewables(5)......               2                          36                      34              34
     Other(7).................              --                          --                      --              --
                                                                  2008

U.S. TOTAL....................              39                       9,083                   7,964           8,627
     Coal(1)..................               3                       1,390                   1,296           1,307
     Petroleum(2).............               1                         180                     153             176
     Natural Gas..............              29                       6,797                   5,895           6,473
     Other Gases(3)...........               2                         580                     500             550
     Nuclear..................              --                          --                      --              --
     Hydroelectric(4).........               1                           4                       4               4
     Other Renewables(5)......               3                         133                     116             117
     Other(6).................              --                          --                      --              --

---------------
(1) Anthracite, bituminous coal, subbituminous coal, lignite, waste coal, and synthetic coal.

(2) Distillate fuel oil (all diesel and No. 1, No. 2, and No. 4 fuel oils), residual fuel oil (No. 5 and No. 6 fuel oils and bunker C fuel oil), jet fuel, kerosene, petroleum coke (converted to liquid petroleum, see Technical Notes for conversion methodology), and waste oil.

(3) Blast furnace gas, propane gas, and other manufactured and waste gases derived from fossil fuels.

(4) Conventional hydroelectric and hydroelectric pumped storage.

(5) Wood, black liquor, other wood waste, municipal solid waste, landfill gas, sludge waste, tires, agriculture byproducts, other biomass, geothermal, solar thermal, photovoltaic energy, and wind.

(6) Batteries, chemicals, hydrogen, pitch, purchased steam, sulfur, and miscellaneous technologies.

    Notes: - Where there is more than one energy source associated with a generator, the predominant energy source is reported here. These data reflect plans as of January 1, 2004. Delays and cancellations may have occurred subsequently to the data reporting. - Totals may not equal sum of components because of independent rounding.

    Source: Energy Information Administration, Form EIA-860, "Annual Electric Generator Report."

 16       Energy Information Administration/Electric Power Annual 2003

TABLE 2.6. CAPACITY ADDITIONS, RETIREMENTS AND CHANGES BY ENERGY SOURCE, 2003
           (Megawatts)

                                   GENERATOR ADDITIONS                    GENERATOR RETIREMENTS
                         ---------------------------------------  -------------------------------------
                         NUMBER  GENERATOR     NET                NUMBER  GENERATOR     NET      NET
                           OF    NAMEPLATE   SUMMER   NET WINTER    OF    NAMEPLATE   SUMMER    WINTER
                          GENE-  CAPACITY   CAPACITY   CAPACITY    GENE-  CAPACITY   CAPACITY  CAPACITY
    ENERGY SOURCE        RATORS    (MW)       (MW)       (MW)     RATORS    (MW)       (MW)      (MW)
-----------------------  ------  ---------  --------  ----------  ------  ---------  --------  --------
Coal(2)................      1        88         70        90        22     1,359     1,185    1,193
Petroleum(3)...........     78       330        318       327        49     1,077       703      804
Natural Gas............    259    45,381     38,704    42,049        52     1,909     1,745    1,764
Dual Fired.............     84     8,803      7,588     8,276        21     1,172     1,097    1,121
Other Gases(4).........     --        --         --        --        --        --        --       --
Nuclear................     --        --         --        --        --        --        --       --
Hydroelectric(5).......     --        --         --        --        11        13        12       12
Other Renewables(6)....     87     1,629      1,620     1,621        12        64        56       57
Other(7)...............     --        --         --        --        --        --        --       --
      TOTAL............    509    56,230     48,300    52,364       167     5,592     4,799    4,952

                             UPDATES AND REVISIONS(1)
                         -------------------------------
                         GENERATOR     NET
                         NAMEPLATE   SUMMER   NET WINTER
                         CAPACITY   CAPACITY   CAPACITY
    ENERGY SOURCE          (MW)       (MW)       (MW)
-----------------------  ---------  --------  ----------
Coal(2)................    -1,136    -1,216       -1,170
Petroleum(3)...........    -1,494    -1,399       -1,891
Natural Gas............       526      -172         -823
Dual Fired.............     2,935     2,515        2,901
Other Gases(4).........        73       -14           13
Nuclear................       482       552        1,263
Hydroelectric(5).......        22      -499         -395
Other Renewables(6)....       113      -120           12
Other(7)...............       -52        -3           -4
      TOTAL............     1,469      -356          -93

---------------
(1) Generator re-ratings, re-powering, and revisions/corrections to previously reported 2003 data. There is not a direct correlation between these columns of data since this is a mixture of changes.

(2) Anthracite, bituminous coal, subbituminous coal, lignite, waste coal, and synthetic coal.

(3) Distillate fuel oil (all diesel and No. 1, No. 2, and No. 4 fuel oils), residual fuel oil (No. 5 and No. 6 fuel oils and bunker C fuel oil), jet fuel, kerosene, petroleum coke (converted to liquid petroleum, see Technical Notes for conversion methodology), and waste oil.

(4) Blast furnace gas, propane gas, and other manufactured and waste gases derived from fossil fuels.

(5) Conventional hydroelectric and hydroelectric pumped storage.

(6) Wood, black liquor, other wood waste, municipal solid waste, landfill gas, sludge waste, tires, agriculture byproducts, other biomass, geothermal, solar thermal, photovoltaic energy, and wind.

(7) Batteries, chemicals, hydrogen, pitch, purchased steam, sulfur, and miscellaneous technologies.

    Notes: - Where there is more than one energy source, the predominant energy source is reported here. - Totals may not equal sum of components because of independent rounding.

    Source: Energy Information Administration, Form EIA-860, "Annual Electric Generator Report."

          Energy Information Administration/Electric Power Annual 2003        17

           CHAPTER 3. DEMAND, CAPACITY RESOURCES, AND CAPACITY MARGINS

18        Energy Information Administration/Electric Power Annual 2003

TABLE 3.1. NONCOINCIDENT PEAK LOAD, ACTUAL AND PROJECTED BY NORTH AMERICAN
           ELECTRIC RELIABILITY COUNCIL REGION, 1999 THROUGH 2008

           (Megawatts)

                                                        ACTUAL
 NORTH AMERICAN ELECTRIC                                -------
RELIABILITY COUNCIL REGION        1999        2000        2001        2002        2003
--------------------------      -------     -------     -------     -------     -------
                                                        SUMMER
ECAR ......................      99,239      92,033     100,235     102,996      98,487
ERCOT .....................      55,529      57,606      55,201      56,248      59,996
FRCC ......................      37,493      37,194      39,062      40,696      40,475
MAAC ......................      51,645      49,477      54,015      55,569      53,566
MAIN ......................      51,535      52,552      56,344      56,396      56,988
MAPP (U.S.) ...............      31,903      28,605      28,321      29,119      28,831
NPCC (U.S.) ...............      52,855      50,057      55,949      56,012      55,018
SERC ......................     149,685     156,088     149,293     158,767     153,110
SPP .......................      38,609      40,199      40,273      39,688      40,367
WECC (U.S.) ...............     113,629     114,602     109,119     119,074     122,537
CONTIGUOUS U.S. ...........     682,122     678,413     687,812     714,565     709,375
                                                        WINTER
ECAR ......................      86,239      84,546      85,485      87,300      86,332
ERCOT .....................      39,164      44,641      44,015      45,414      42,702
FRCC ......................      40,178      38,606      40,922      45,635      36,841
MAAC ......................      40,220      43,256      39,458      46,551      45,625
MAIN ......................      39,081      41,943      40,529      42,412      41,719
MAPP (U.S.) ...............      25,200      24,536      21,815      23,645      24,134
NPCC (U.S.) ...............      45,227      43,852      42,670      46,009      48,079
SERC ......................     128,563     139,146     135,182     141,882     137,972
SPP .......................      27,963      30,576      29,614      30,187      28,450
WECC (U.S.) ...............      99,080      97,324      96,622      95,951     102,020
CONTIGUOUS U.S. ...........     570,915     588,426     576,312     604,986     593,874

                                                       PROJECTED
 NORTH AMERICAN ELECTRIC                               ---------
RELIABILITY COUNCIL REGION       2004         2005        2006        2007        2008
--------------------------      -------     -------     -------     -------     -------
                                                        SUMMER
ECAR ......................     102,423     104,765     107,689     109,852     112,007
ERCOT .....................      61,432      62,906      64,416      65,962      67,545
FRCC ......................      42,705      43,753      44,826      45,896      46,897
MAAC ......................      56,886      58,056      59,126      60,170      61,224
MAIN ......................      57,868      58,667      59,717      60,469      61,325
MAPP (U.S.) ...............      29,244      30,116      30,857      31,329      31,956
NPCC (U.S.) ...............      57,535      58,624      59,336      60,038      60,720
SERC ......................     157,961     161,634     165,151     168,830     172,099
SPP .......................      40,089      40,813      41,076      41,585      42,429
WECC (U.S.) ...............     122,870     125,687     128,864     131,882     134,861
CONTIGUOUS U.S. ...........     729,013     745,021     761,058     776,013     791,063
                                                        WINTER
ECAR ......................      87,972      89,268      91,131      93,128      95,558
ERCOT .....................      43,556      44,427      45,316      46,222      47,146
FRCC ......................      45,418      46,546      47,692      48,769      49,944
MAAC ......................      45,471      46,215      46,955      47,690      48,420
MAIN ......................      42,409      43,336      43,955      44,487      45,206
MAPP (U.S.) ...............      24,628      25,035      25,419      25,742      26,178
NPCC (U.S.) ...............      47,986      48,532      49,040      49,504      49,896
SERC ......................     141,176     143,675     146,565     149,327     152,227
SPP .......................      28,469      28,825      29,065      29,504      30,088
WECC (U.S.) ...............     104,393     106,525     108,857     111,206     113,575
CONTIGUOUS U.S. ...........     611,478     622,384     633,995     645,579     658,238

---------------
    Notes: - Actual data are final. - Projected data are updated annually. - NERC Regional Council names may be found in the Glossary reference. - Represents an hour of a day during the associated peak period. - The summer peak period begins on June 1 and extends through September 30. - The winter peak period begins on December 1 and extends through March 31 of the following year. For example, winter 2001 begins December 1, 2001, and extends through March 31, 2002. - Totals may not equal sum of components because of independent rounding.

    Sources: Energy Information Administration, Form EIA-411, "Coordinated Bulk Power Supply Program."

         Energy Information Administration/Electric Power Annual 2003         19

TABLE 3.2. NET INTERNAL DEMAND, CAPACITY RESOURCES, AND CAPACITY MARGINS BY
           NORTH AMERICAN ELECTRIC RELIABILITY COUNCIL REGION, SUMMER, 1992 THROUGH 2003

           (Megawatts)

      REGION AND ITEM          2003    2002     2001     2000     1999     1998     1997     1996     1995     1994    1993    1992
      ---------------        ------- -------  -------  -------  -------  -------  -------  -------  -------  ------- ------- -------
                                                                 ECAR
Net Internal Demand ........  98,487 101,251  100,235   98,651   94,072   92,359   91,103   88,573   85,643   84,967  83,530  80,536
Capacity Resources ......... 123,755 119,736  113,136  115,379  107,451  105,545  105,106  104,953  103,003  101,605 101,910 100,027
Capacity Margin (percent)...    20.4    15.4     11.4     14.5     12.5     12.5     13.3     15.6     16.9     16.4    18.0    19.5
                                                                 ERCOT
Net Internal Demand ........  59,282  55,833   55,106   53,649   51,697   50,254   47,746   45,636   44,990   43,630  42,629  43,093
Capacity Resources .........  74,764  76,849   70,797   69,622   65,423   59,788   55,771   55,230   55,074   54,219  54,323  54,994
Capacity Margin (percent)...    20.7    27.3     22.2     22.9     21.0     15.9     14.4     17.4     18.3     19.5    21.5    21.6
                                                                 FRCC
Net Internal Demand ........  40,387  37,951   38,932   35,666   34,832   34,562   32,874   31,868   31,649   30,537  29,435  28,898
Capacity Resources .........  46,806  43,342   42,290   43,083   40,645   39,708   39,613   38,237   38,282   37,577  36,225  34,565
Capacity Margin (percent)...    13.7    12.4      7.9     17.2     14.3     13.0     17.0     16.7     17.3     18.7    18.7    16.4
                                                                 MAAC
Net Internal Demand ........  53,566  54,296   54,015   51,358   49,325   47,626   46,548   45,628   45,224   44,571  44,198  44,348
Capacity Resources .........  65,897  63,619   59,533   60,679   57,831   55,511   56,155   56,774   56,881   56,271  55,328  55,272
Capacity Margin (percent)...    18.7    14.7      9.3     15.4     14.7     14.2     17.1     19.6     20.5     20.8    20.1    19.8
                                                                 MAIN
Net Internal Demand ........  53,617  53,267   53,032   51,845   47,165   45,570   45,194   44,470   43,229   42,611  42,001  41,304
Capacity Resources .........  67,410  67,025   65,950   64,170   55,984   52,722   52,160   52,880   52,112   50,963  50,333  49,104
Capacity Margin (percent)...    20.5    20.5     19.6     19.2     15.8     13.6     13.4     15.9     17.0     16.4    16.6    15.9
                                                              MAPP (U.S.)
Net Internal Demand ........  28,775  28,825   27,125   28,006   30,606   29,766   28,221   27,298   27,487   26,855  25,901  26,050
Capacity Resources .........  33,287  34,259   32,271   34,236   35,373   34,773   34,027   33,121   32,665   32,267  31,964  32,411
Capacity Margin (percent)...    13.6    15.9     15.9     18.2     13.5     14.4     17.1     17.6     15.9     16.8    19.0    19.6
                                                              NPCC (U.S.)
Net Internal Demand ........  53,936  55,164   55,888   54,270   53,450   51,760   50,240   48,950   48,290   47,465  46,380  46,007
Capacity Resources .........  70,902  66,208   63,760   63,376   63,077   60,439   60,729   58,592   62,368   61,906  62,049  61,960
Capacity Margin (percent)...    23.9    16.7     12.3     14.4     15.3     14.4     17.3     16.5     22.6     23.3    25.3    25.7
                                                                 SERC
Net Internal Demand ........ 148,380 154,459  144,399  151,527  142,726  138,146  134,968  109,270  105,785  101,885  99,287  97,448
Capacity Resources ......... 177,231 172,485  171,530  169,760  160,575  158,360  155,016  126,196  127,562  120,044 117,375 115,635
Capacity Margin (percent)...    16.3    10.5     15.8     10.7     11.1     12.8     12.9     13.4     17.1     15.1    15.4    15.7
                                                                 SPP
Net Internal Demand ........  39,428  38,298   38,807   39,056   37,807   36,402   37,009   59,017   57,951   56,395  55,067  52,183
Capacity Resources .........  45,802  47,233   45,530   46,109   43,111   42,554   43,591   69,344   69,354   69,198  67,922  67,472
Capacity Margin (percent)...    13.9    18.9     14.8     15.3     12.3     14.5     15.1     14.9     16.4     18.5    18.9    22.7
                                                              WECC (U.S.)
Net Internal Demand ........ 120,894 117,032  107,294  116,913  112,177  111,641  104,486  101,728   99,612   99,724  96,613  94,595
Capacity Resources ......... 150,277 142,624  124,193  141,640  136,274  135,270  135,687  135,049  130,180  127,533 127,931 125,992
Capacity Margin (percent)...    19.6    17.9     13.6     17.5     17.7     17.5     23.0     24.7     23.5     21.8    24.5    24.9
                                                            CONTIGUOUS U.S.
NET INTERNAL DEMAND ........ 696,752 696,376  674,833  680,941  653,857  638,086  618,389  602,438  589,860  578,640 565,041 554,462
CAPACITY RESOURCES ......... 856,131 833,380  788,990  808,054  765,744  744,670  737,855  730,376  727,481  711,583 705,360 697,432
CAPACITY MARGIN (PERCENT)...    18.6    16.4     14.5     15.7     14.6     14.3     16.2     17.5     18.9     18.7    19.9    20.5

---------------
    Notes: - NERC Regional Council names may be found in the Glossary reference.
- In 1998, several utilities realigned from SPP to SERC. - Represents an hour of a day during the associated peak period. - The summer peak period begins on June 1 and extends through September 30. - Totals may not equal sum of components because of independent rounding.

    Sources: Energy Information Administration, Form EIA-411, "Coordinated Bulk Power Supply Program."

20        Energy Information Administration/Electric Power Annual 2003

TABLE 3.3. NET INTERNAL DEMAND, ACTUAL OR PLANNED CAPACITY RESOURCES, AND
           CAPACITY MARGINS BY NORTH AMERICAN ELECTRIC RELIABILITY COUNCIL REGION, SUMMER, 2003 THROUGH 2008

           (Megawatts)

                                                        CAPACITY                                 CAPACITY
 NORTH AMERICAN ELECTRIC    NET INTERNAL   CAPACITY      MARGIN      NET INTERNAL   CAPACITY      MARGIN
RELIABILITY COUNCIL REGION     DEMAND      RESOURCES    (PERCENT)       DEMAND      RESOURCES    (PERCENT)
--------------------------  ------------   ---------    ---------    ------------   ---------    ---------
                                             2003                                     2004
ECAR .....................     98,487       123,755        20.4         99,780       128,165       22.1
ERCOT ....................     59,282        74,764        20.7         60,031        76,784       21.8
FRCC .....................     40,387        46,806        13.7         39,883        48,297       17.4
MAAC .....................     53,566        65,897        18.7         55,804        66,550       16.1
MAIN .....................     53,617        67,410        20.5         54,605        67,780       19.4
MAPP (U.S.) ..............     28,775        33,287        13.6         29,015        33,950       14.5
NPCC (U.S.) ..............     53,936        70,902        23.9         56,394        70,052       19.5
SERC .....................    148,380       177,231        16.3        152,180       180,414       15.6
SPP ......................     39,428        45,802        13.9         39,097        46,271       15.5
WECC (U.S.) ..............    120,894       150,277        19.6        120,419       157,286       23.4
CONTIGUOUS U.S. ..........    696,752       856,131        18.6        707,208       875,549       19.2
                                              2005                                    2006
ECAR .....................    102,132       128,943        20.8        105,054       133,471       21.3
ERCOT ....................     61,505        78,725        21.9         63,015        79,746       21.0
FRCC .....................     40,926        50,341        18.7         42,030        50,568       16.9
MAAC .....................     56,984        68,591        16.9         58,054        68,698       15.5
MAIN .....................     55,494        69,817        20.5         56,540        71,454       20.9
MAPP (U.S.) ..............     29,886        34,308        12.9         30,624        34,556       11.4
NPCC (U.S.) ..............     57,483        72,780        21.0         58,185        75,737       23.2
SERC .....................    156,079       181,734        14.1        159,801       184,660       13.5
SPP ......................     39,812        45,808        13.1         40,066        46,049       13.0
WECC (U.S.) ..............    123,221       161,393        23.7        126,391       169,078       25.2
CONTIGUOUS U.S. ..........    723,522       892,440        18.9        739,760       914,017       19.1
                                             2007                                     2008
ECAR .....................    107,193       134,398        20.2        109,357       135,898       19.5
ERCOT ....................     64,561        79,921        19.2         66,144        79,922       17.2
FRCC .....................     43,100        51,395        16.1         44,110        52,916       16.6
MAAC .....................     59,098        68,698        14.0         60,152        68,698       12.4
MAIN .....................     57,283        73,506        22.1         58,136        74,252       21.7
MAPP (U.S.) ..............     31,095        35,409        12.2         31,722        35,682       11.1
NPCC (U.S.) ..............     58,887        79,970        26.4         59,559        80,400       25.9
SERC .....................    163,667       186,743        12.4        166,961       188,404       11.4
SPP ......................     40,571        46,126        12.0         41,407        45,755        9.5
WECC (U.S.) ..............    129,408       173,316        25.3        132,385       174,154       24.0
CONTIGUOUS U.S. ..........    754,863       929,482        18.8        769,933       936,081       17.7

--------------
    Notes: - Actual data are final. - Projected data are updated annually. - NERC Regional Council names may be found in the Glossary reference. - Represents an hour of a day during the associated peak period. - The summer peak period begins on June 1 and extends through September 30. - Totals may not equal sum of components because of independent rounding.

    Sources: Energy Information Administration, Form EIA-411, "Coordinated Bulk Power Supply Program."

          Energy Information Administration/Electric Power Annual 2003        21

TABLE 3.4. NET INTERNAL DEMAND, ACTUAL OR PLANNED CAPACITY RESOURCES, AND
           CAPACITY MARGINS BY NORTH AMERICAN ELECTRIC RELIABILITY COUNCIL REGION, WINTER, 2003 THROUGH 2008

           (Megawatts)

                                                         CAPACITY                                  CAPACITY
 NORTH AMERICAN ELECTRIC      NET INTERNAL   CAPACITY     MARGIN     NET INTERNAL     CAPACITY      MARGIN
RELIABILITY COUNCIL REGION       DEMAND      RESOURCES   (PERCENT)      DEMAND        RESOURCES    (PERCENT)
--------------------------    ------------   ---------   ---------   ------------     ---------    ---------
                                             2003/ 2004                               2004/ 2005
ECAR .....................       86,332       129,351       33.3        85,812         133,357       35.7
ERCOT ....................       41,988        77,111       45.5        42,163          80,021       47.3
FRCC .....................       36,229        50,010       27.6        41,805          51,049       18.1
MAAC .....................       45,625        68,134       33.0        45,072          70,112       35.7
MAIN .....................       39,955        68,942       42.0        40,412          68,552       41.0
MAPP (U.S.) ..............       24,042        32,769       26.6        24,525          33,822       27.5
NPCC (U.S.) ..............       47,850        73,123       34.6        47,757          74,989       36.3
SERC .....................      133,244       179,810       25.9       136,565         182,596       25.2
SPP ......................       27,828        45,989       39.5        27,771          46,381       40.1
WECC (U.S.) ..............      100,337       152,158       34.1       102,472         151,125       32.2
CONTIGUOUS U.S. ..........      583,430       877,397       33.5       594,354         892,004       33.4
                                             2005/ 2006                               2006/ 2007
ECAR .....................       87,101       134,419       35.2        89,020         139,179       36.0
ERCOT ....................       43,034        82,609       47.9        43,923          83,405       47.3
FRCC .....................       43,094        53,944       20.1        44,233          54,604       19.0
MAAC .....................       45,816        71,205       35.7        46,556          70,755       34.2
MAIN .....................       41,324        72,014       42.6        41,947          73,739       43.1
MAPP (U.S.) ..............       24,931        34,181       27.1        25,313          34,497       26.6
NPCC (U.S.) ..............       48,303        76,623       37.0        48,811          80,117       39.1
SERC .....................      139,138       185,340       24.9       142,203         186,463       23.7
SPP ......................       28,156        45,854       38.6        28,395          46,209       38.6
WECC (U.S.) ..............      104,600       156,297       33.1       106,930         164,503       35.0
CONTIGUOUS U.S. ..........      605,497       912,486       33.6       617,331         933,471       33.9
                                             2007/ 2008                               2008/ 2009
ECAR .....................       91,032       140,209       35.1        93,520         141,709       34.0
ERCOT ....................       44,829        83,405       46.3        45,753          83,341       45.1
FRCC .....................       45,309        55,804       18.8        46,481          56,738       18.1
MAAC .....................       47,291        70,755       33.2        48,021          70,755       32.1
MAIN .....................       42,480        74,019       42.6        43,191          76,134       43.3
MAPP (U.S.) ..............       25,634        35,312       27.4        26,067          35,560       26.7
NPCC (U.S.) ..............       49,275        83,548       41.0        49,667          83,336       40.4
SERC .....................      144,978       188,342       23.0       147,873         189,990       22.2
SPP ......................       28,833        46,384       37.8        29,414          45,888       35.9
WECC (U.S.) ..............      109,278       166,835       34.5       111,645         167,747       33.4
CONTIGUOUS U.S. ..........      628,939       944,613       33.4       641,632         951,198       32.5

--------------
    Notes: - Actual data are final. - Projected data are updated annually. - NERC Regional Council names may be found in the Glossary reference. - Represents an hour of a day during the associated peak period. - The winter peak period begins on December 1 and extends through March 31 of the following year. For example, winter 2003/2004 begins December 1, 2003, and extends through March 31, 2004. - Totals may not equal sum of components because of independent rounding.

    Sources: Energy Information Administration, Form EIA-411, "Coordinated Bulk Power Supply Program".

22        Energy Information Administration/Electric Power Annual 2003

                                CHAPTER 4. FUEL

          Energy Information Administration/Electric Power Annual 2003        23

TABLE 4.1. CONSUMPTION OF FOSSIL FUELS FOR ELECTRICITY GENERATION BY TYPE OF
           POWER PRODUCER, 1992 THROUGH 2003

                                                 COAL                 PETROLEUM           NATURAL GAS       OTHER GASES
   TYPE OF POWER PRODUCER AND PERIOD      (THOUSAND TONS) (1)   (THOUSAND BARRELS) (2)   (THOUSAND MCF)   (MILLION BTU) (3)
---------------------------------------   -------------------   ----------------------   --------------   -----------------
TOTAL (ALL SECTORS)
  1992 ................................          805,140                172,241             3,899,718         141,279
  1993 ................................          842,153                192,462             3,928,653         136,230
  1994 ................................          848,796                183,618             4,367,148         136,381
  1995 ................................          860,594                132,578             4,737,871         132,520
  1996 ................................          907,209                144,626             4,312,458         158,560
  1997 ................................          931,949                159,715             4,564,770         119,412
  1998 ................................          946,295                222,640             5,081,384         124,988
  1999 ................................          949,802                207,871             5,321,984         126,387
  2000 ................................          994,933                195,228             5,691,481         125,971
  2001 ................................          972,691                216,672             5,832,305          97,308
  2002 ................................          987,583                168,597             6,126,062         131,230
  2003 ................................        1,014,058                206,653             5,616,135         156,306
ELECTRICITY GENERATORS, ELECTRIC
UTILITIES
  1992 ................................          779,860                152,329             2,765,608              --
  1993 ................................          813,508                168,556             2,682,440              --
  1994 ................................          817,270                155,377             2,987,146              --
  1995 ................................          829,007                105,956             3,196,507              --
  1996 ................................          874,681                116,680             2,732,107              --
  1997 ................................          900,361                132,147             2,968,453              --
  1998 ................................          910,867                187,461             3,258,054              --
  1999 ................................          894,120                151,868             3,113,419              --
  2000 ................................          859,335                125,788             3,043,094              --
  2001 ................................          806,269                133,456             2,686,287              --
  2002 ................................          767,803                 99,219             2,259,684           5,182
  2003 ................................          757,384                118,087             1,763,764           6,078
ELECTRICITY GENERATORS, INDEPENDENT
POWER PRODUCERS
  1992 ................................            1,326                  2,099                63,389              43
  1993 ................................            3,050                  1,965                72,653             122
  1994 ................................            3,939                  1,998                77,414              96
  1995 ................................            3,921                  2,342                91,064              87
  1996 ................................            4,143                  2,169                91,617              71
  1997 ................................            3,884                  4,010                70,774             642
  1998 ................................            9,486                  9,676               285,878           1,345
  1999 ................................           30,572                 30,037               615,756             696
  2000 ................................          107,745                 45,011             1,049,636           1,951
  2001 ................................          139,799                 60,489             1,477,643              92
  2002 ................................          192,274                 44,993             1,998,782             354
  2003 ................................          226,154                 68,817             2,016,550             171
COMBINED HEAT AND POWER, ELECTRIC POWER
(4)
  1992 ................................           12,204                  3,291               495,967          11,753
  1993 ................................           13,293                  8,513               589,147          11,895
  1994 ................................           14,904                 12,011               693,923          11,928
  1995 ................................           14,926                 11,366               806,202          18,080
  1996 ................................           15,575                 11,320               836,086          15,494
  1997 ................................           14,764                 11,046               863,968          13,773
  1998 ................................           13,773                 12,310               871,881          21,406
  1999 ................................           13,197                 12,440               914,600          13,627
  2000 ................................           15,634                 13,147               921,341          16,871
  2001 ................................           15,455                 11,175               978,563           9,352
  2002 ................................           15,174                 11,942             1,149,812          19,958
  2003 ................................           19,498                  8,431             1,128,935          23,317
COMBINED HEAT AND POWER, COMMERCIAL (5)
  1992 ................................              371                    429                32,674           1,170
  1993 ................................              404                    672                37,435           1,115
  1994 ................................              404                    694                40,828           1,172
  1995 ................................              569                    649                42,700              --
  1996 ................................              656                    645                42,380               *
  1997 ................................              630                    790                38,975              23
  1998 ................................              440                    802                40,693              54
  1999 ................................              481                    931                39,045               *
  2000 ................................              514                    823                37,029               *
  2001 ................................              532                  1,023                36,248               *
  2002 ................................              477                    834                32,545               *
  2003 ................................              582                    894                38,480              --
COMBINED HEAT AND POWER, INDUSTRIAL (6)
  1992 ................................           11,379                 14,093               542,081         128,313
  1993 ................................           11,898                 12,755               546,978         123,098
  1994 ................................           12,279                 13,537               567,836         123,185
  1995 ................................           12,171                 12,265               601,397         114,353
  1996 ................................           12,153                 13,813               610,268         142,995
  1997 ................................           12,311                 11,723               622,599         104,974
  1998 ................................           11,728                 12,392               624,878         102,183
  1999 ................................           11,432                 12,595               639,165         112,064
  2000 ................................           11,706                 10,459               640,381         107,149
  2001 ................................           10,636                 10,530               653,565          87,864
  2002 ................................           11,855                 11,608               685,239         105,737
  2003 ................................           10,440                 10,424               668,407         126,739

(1) Anthracite, bituminous coal, subbituminous coal, lignite, synthetic coal, and waste coal.

(2) Distillate fuel oil (all diesel and No. 1, No. 2, and No. 4 fuel oils), residual fuel oil (No. 5 and No. 6 fuel oils and bunker C fuel oil), jet fuel, kerosene, petroleum coke (converted to liquid petroleum, see Technical Notes for conversion methodology), and waste oil.

(3) Blast furnace gas, propane gas, and other manufactured and waste gases derived from fossil fuels.

(4) Electric utility CHP plants are included in Electric Generators, Electric Utilities.

(5) Small number of commercial electricity-only plants included.

(6) Small number of industrial electricity-only plants included.

* = Value is less than half of the smallest unit of measure (e.g., for values with no decimals, the smallest unit is "1" and values under 0.5 are shown as "*".)

Notes: - See Glossary reference for definitions. - Totals may not equal sum of components because of independent rounding.

24        Energy Information Administration/Electric Power Annual 2003

    Source: Energy Information Administration, Form EIA-906, "Power Plant Report," and predecessor forms.

          Energy Information Administration/Electric Power Annual 2003        25

TABLE 4.2. CONSUMPTION OF FOSSIL FUELS FOR USEFUL THERMAL OUTPUT BY TYPE OF
           COMBINED HEAT AND POWER PRODUCERS, 1992 THROUGH 2003

                                         COAL                PETROLEUM            NATURAL GAS        OTHER GASES
TYPE OF POWER PRODUCER AND YEAR   (THOUSAND TONS) (1)   (THOUSAND BARRELS) (2)   (THOUSAND MCF)   (MILLION BTU) (3)
-------------------------------   -------------------   ----------------------   --------------   -----------------
TOTAL COMBINED HEAT AND POWER
  1992 ........................         19,372                  24,077              717,860           199,858
  1993 ........................         19,750                  26,394              733,584           177,554
  1994 ........................         20,609                  27,929              784,015           179,595
  1995 ........................         20,418                  25,562              834,382           180,895
  1996 ........................         20,806                  27,873              865,774           187,290
  1997 ........................         21,005                  28,802              868,569           187,680
  1998 ........................         20,320                  28,845              949,106           208,828
  1999 ........................         20,373                  26,822              982,958           223,713
  2000 ........................         20,466                  22,266              985,263           230,082
  2001 ........................         18,944                  18,268              898,286           166,161
  2002 ........................         17,561                  14,811              860,019           146,882
  2003 ........................         17,720                  17,939              721,267           137,838
ELECTRIC POWER(4)
  1992 ........................          1,704                   1,229              122,908             6,033
  1993 ........................          1,794                   1,591              128,743             3,865
  1994 ........................          2,241                   1,791              144,062             6,487
  1995 ........................          2,376                   2,784              142,753             5,430
  1996 ........................          2,520                   2,424              147,091             4,912
  1997 ........................          2,355                   2,466              161,608             9,684
  1998 ........................          2,493                   1,322              172,471             6,329
  1999 ........................          3,033                   1,423              175,757             4,435
  2000 ........................          3,107                   1,412              192,253             6,641
  2001 ........................          2,910                   1,171              199,808             5,849
  2002 ........................          2,255                     841              263,619             7,448
  2003 ........................          2,080                   1,596              225,967            11,601
COMMERCIAL
  1992 ........................            804                     807               29,672               116
  1993 ........................            968                     843               27,738               148
  1994 ........................            940                     931               31,457               215
  1995 ........................            850                     596               34,964                --
  1996 ........................          1,005                     601               40,075                --
  1997 ........................          1,108                     794               47,941                25
  1998 ........................          1,002                   1,006               46,527                41
  1999 ........................          1,009                     682               44,991                --
  2000 ........................          1,034                     792               47,844                --
  2001 ........................            916                     809               42,407                --
  2002 ........................            929                     416               41,430                --
  2003 ........................          1,234                     555               19,973                --
INDUSTRIAL
  1992 ........................         16,864                  22,041              565,279           193,709
  1993 ........................         16,988                  23,960              577,103           173,541
  1994 ........................         17,428                  25,207              608,496           172,893
  1995 ........................         17,192                  22,182              656,665           175,465
  1996 ........................         17,281                  24,848              678,608           182,378
  1997 ........................         17,542                  25,541              659,021           177,971
  1998 ........................         16,824                  26,518              730,108           202,458
  1999 ........................         16,330                  24,718              762,210           219,278
  2000 ........................         16,325                  20,062              745,165           223,441
  2001 ........................         15,119                  16,287              656,071           160,312
  2002 ........................         14,377                  13,555              554,970           139,434
  2003 ........................         14,406                  15,788              475,327           126,237

(1) Anthracite, bituminous coal, subbituminous coal, lignite, waste coal, and synthetic coal.

(2) Distillate fuel oil (all diesel and No. 1, No. 2, and No. 4 fuel oils), residual fuel oil (No. 5 and No. 6 fuel oils and bunker C fuel oil), jet fuel, kerosene, petroleum coke (converted to liquid petroleum, see Technical Notes for conversion methodology), and waste oil.

(3) Blast furnace gas, propane gas, and other manufactured and waste gases derived from fossil fuels.

(4) Electric utility CHP plants are included in Table 4.1 with Electric Generators, Electric Utilities.

    Notes: - See Glossary reference for definitions. - Totals may not equal sum of components because of independent rounding.

    Source: Energy Information Administration, Form EIA-906, "Power Plant Report," and predecessor forms.

26          Energy Information Administration/Electric Power Annual 2003

TABLE 4.3. CONSUMPTION OF FOSSIL FUELS FOR ELECTRICITY GENERATION AND FOR USEFUL
           THERMAL OUTPUT, 1992 THROUGH 2003

                                                 COAL                 PETROLEUM            NATURAL GAS       OTHER GASES
                PERIOD                    (THOUSAND TONS) (1)   (THOUSAND BARRELS) (2)   (THOUSAND MCF)   (MILLION BTU) (3)
---------------------------------------   -------------------   ----------------------   --------------   -----------------
TOTAL (ALL SECTORS)
 1992 .................................          824,512             196,318                4,617,578          341,137
 1993 .................................          861,904             218,855                4,662,236          313,784
 1994 .................................          869,405             211,547                5,151,163          315,976
 1995 .................................          881,012             158,140                5,572,253          313,415
 1996 .................................          928,015             172,499                5,178,232          345,850
 1997 .................................          952,955             188,517                5,433,338          307,092
 1998 .................................          966,615             251,486                6,030,490          333,816
 1999 .................................          970,175             234,694                6,304,942          350,100
 2000 .................................        1,015,398             217,494                6,676,744          356,053
 2001 .................................          991,635             234,940                6,730,591          263,469
 2002 .................................        1,005,144             183,408 (R)            6,986,081          278,111
 2003 .................................        1,031,778             224,593                6,337,402          294,143
ELECTRICITY GENERATORS, ELECTRIC
UTILITIES
 1992 .................................          779,860             152,329                2,765,608               --
 1993 .................................          813,508             168,556                2,682,440               --
 1994 .................................          817,270             155,377                2,987,146               --
 1995 .................................          829,007             105,956                3,196,507               --
 1996 .................................          874,681             116,680                2,732,107               --
 1997 .................................          900,361             132,147                2,968,453               --
 1998 .................................          910,867             187,461                3,258,054               --
 1999 .................................          894,120             151,868                3,113,419               --
 2000 .................................          859,335             125,788                3,043,094               --
 2001 .................................          806,269             133,456                2,686,287               --
 2002 .................................          767,803              99,219                2,259,684               --
 2003 .................................          757,384             118,087                1,763,764            6,078
ELECTRICITY GENERATORS, INDEPENDENT
POWER PRODUCERS
 1992 .................................            1,326               2,099                   63,389               --
 1993 .................................            3,050               1,965                   72,653               --
 1994 .................................            3,939               1,998                   77,414               --
 1995 .................................            3,921               2,342                   91,064               --
 1996 .................................            4,143               2,169                   91,617               --
 1997 .................................            3,884               4,010                   70,774               --
 1998 .................................            9,486               9,676                  285,878               --
 1999 .................................           30,572              30,037                  615,756               --
 2000 .................................          107,745              45,011                1,049,636               --
 2001 .................................          139,799              60,489                1,477,643               --
 2002 .................................          192,274              44,993                1,998,782               --
 2003 .................................          226,154              68,817                2,016,550              171
COMBINED HEAT AND POWER, ELECTRIC POWER
 1992 .................................           13,908               4,521                  618,875           17,786
 1993 .................................           15,087              10,104                  717,890           15,760
 1994 .................................           17,145              13,803                  837,985           18,415
 1995 .................................           17,302              14,149                  948,954           23,510
 1996 .................................           18,096              13,744                  983,177           20,406
 1997 .................................           17,118              13,512                1,025,575           23,457
 1998 .................................           16,266              13,632                1,044,352           27,735
 1999 .................................           16,230              13,864                1,090,356           18,062
 2000 .................................           18,741              14,559                1,113,595           23,512
 2001 .................................           18,365              12,346                1,178,371           15,201
 2002 .................................           17,430              12,783                1,413,431           27,406
 2003 .................................           21,578              10,028                1,354,901           34,918
COMBINED HEAT AND POWER, COMMERCIAL
 1992 .................................            1,175               1,235                   62,346            1,286
 1993 .................................            1,373               1,515                   65,173            1,263
 1994 .................................            1,344               1,625                   72,285            1,387
 1995 .................................            1,419               1,245                   77,664               --
 1996 .................................            1,660               1,246                   82,455               --
 1997 .................................            1,738               1,584                   86,915               48
 1998 .................................            1,443               1,807                   87,220               95
 1999 .................................            1,490               1,613                   84,037               --
 2000 .................................            1,547               1,615                   84,874               --
 2001 .................................            1,448               1,832                   78,655               --
 2002 .................................            1,405               1,250                   73,975               --
 2003 .................................            1,816               1,449                   58,453               --
COMBINED HEAT AND POWER, INDUSTRIAL
 1992 .................................           28,244              36,135                1,107,361          322,022
 1993 .................................           28,886              36,715                1,124,081          296,639
 1994 .................................           29,707              38,744                1,176,332          296,078
 1995 .................................           29,363              34,448                1,258,063          289,818
 1996 .................................           29,434              38,661                1,288,876          325,373
 1997 .................................           29,853              37,265                1,281,620          282,945
 1998 .................................           28,553              38,910                1,354,986          304,641
 1999 .................................           27,763              37,312                1,401,374          331,342
 2000 .................................           28,031              30,520                1,385,546          330,590
 2001 .................................           25,755              26,817                1,309,636          248,176
 2002 .................................           26,232              25,163                1,240,209          245,171
 2003 .................................           24,846              26,212                1,143,734          252,976

(1) Anthracite, bituminous coal, subbituminous coal, lignite, waste coal, and synthetic coal.

(2) Distillate fuel oil (all diesel and No. 1, No. 2, and No. 4 fuel oils), residual fuel oil (No. 5 and No. 6 fuel oils and bunker C fuel oil), jet fuel, kerosene, petroleum coke (converted to liquid petroleum, see Technical Notes for conversion methodology), and waste oil.

(3) Blast furnace gas, propane gas, and other manufactured and waste gases derived from fossil fuels.

    R = Revised.

    Notes: - See Glossary reference for definitions. - Totals may not equal sum of components because of independent rounding.

    Source: Energy Information Administration, Form EIA-906, "Power Plant Report," and predecessor forms.

         Energy Information Administration/Electric Power Annual 2003         27

TABLE 4.4. END-OF-YEAR STOCKS OF COAL AND PETROLEUM BY TYPE OF PRODUCER, 1992
           THROUGH 2003

                     ELECTRIC POWER SECTOR                        ELECTRIC UTILITIES              INDEPENDENT POWER PRODUCERS (1)
           ------------------------------------------ ------------------------------------------ --------------------------------
                                                                                                                      PETROLEUM
                  COAL                PETROLEUM              COAL                PETROLEUM              COAL          (THOUSAND
  PERIOD   (THOUSAND TONS) (2) (THOUSAND BARRELS) (3) (THOUSAND TONS) (2) (THOUSAND BARRELS) (3) (THOUSAND TONS) (2) BARRELS) (3)
---------- ------------------- ---------------------- ------------------- ---------------------- ------------------- ------------
 1992 ....       154,130               72,183               154,130               72,183                   NA               NA
 1993 ....       111,341               62,890               111,341               62,890                   NA               NA
 1994 ....       126,897               63,333               126,897               63,333                   NA               NA
 1995 ....       126,304               50,821               126,304               50,821                   NA               NA
 1996 ....       114,623               48,146               114,623               48,146                   NA               NA
 1997 ....        98,826               51,138                98,826               51,138                   NA               NA
 1998 ....       120,501               56,591               120,501               56,591                   NA               NA
 1999 ....       141,604               54,109               129,041               46,169               12,563            7,940
 2000 ....       102,296               40,932                90,115               30,502               12,180           10,430
 2001 ....       138,496               57,031               117,147               37,308               21,349           19,723
 2002 ....       141,714               52,490               116,952               31,243               24,761           21,247
 2003 ....       121,567               53,170                97,831               29,953               23,736           23,218

(1) Electricity only and combined-heat-and-power plants in NAICS 22 category whose primary business is to sell electricity or electricity and heat to the public.

(2) Anthracite, bituminous coal, subbituminous coal, and lignite, excludes waste coal.

(3) Distillate fuel oil (all diesel and No. 1, No. 2, and No. 4 fuel oils), residual fuel oil (No. 5 and No. 6 fuel oils and bunker C fuel oil), jet fuel, kerosene, petroleum coke (converted to liquid petroleum, see Technical Notes for conversion methodology), and waste oil.

   NA = Not available.

   Notes: - Values are estimates based on a cutoff model sample - see Technical Notes for a discussion of the sample design for Form EIA-906. See Technical Notes for the adjustment methodology. - Totals may not equal sum of components because of independent rounding.

   Source: Energy Information Administration, Form EIA-906, "Power Plant Report," and predecessor forms.

28          Energy Information Administration/Electric Power Annual 2003

TABLE 4.5. RECEIPTS, AVERAGE COST, AND QUALITY OF FOSSIL FUELS FOR THE ELECTRIC
           POWER INDUSTRY, 1992 THROUGH 2003

                                                                                                                             ALL
                                                                                                                            FOSSIL
                          COAL (1)                                 PETROLEUM (2)                    NATURAL GAS (3)         FUELS
         ----------------------------------------  ------------------------------------------- -------------------------  ----------
                                           AVG.                                         AVG.                  AVERAGE      AVERAGE
         RECEIPTS      AVERAGE COST       SULFUR    RECEIPTS       AVERAGE COST       SULFUR     RECEIPTS       COST         COST
         --------- ---------------------  PERCENT  ---------   ----------------------  PERCENT ------------  -----------------------
         (THOUSAND  (CENTS/    (DOLLARS/    BY     (THOUSAND    (CENTS/    (DOLLARS/    BY     (THOUSAND      (CENTS/     (CENTS/
PERIOD     TONS)   10 (6) BTU)     TON)    WEIGHT    BARRELS)  10 (6) BTU)   BARREL)   WEIGHT      MCF)      10 (6) BTU)  10(6) BTU)
-------  --------- ----------- ---------  -------  ----------  ----------- ---------- -------- ------------  -----------  ----------
1992...    775,963   141.2      29.36      1.29     147,825      251.4       15.87     1.19    2,637,678        232.8        158.9
1993...    769,152   138.5      28.58      1.18     154,144      237.3       14.95     1.34    2,574,523        256.0        159.4
1994...    831,929   135.5      28.03      1.17     149,258      242.3       15.19     1.23    2,863,904        223.0        152.5
1995...    826,860   131.8      27.01      1.08      89,908      256.6       16.10     1.21    3,023,327        198.4        145.2
1996...    862,701   128.9      26.45      1.10     113,678      302.6       18.98     1.26    2,604,663        264.1        151.8
1997...    880,588   127.3      26.16      1.11     128,749      273.0       17.18     1.37    2,764,734        276.0        152.0
1998...    929,448   125.2      25.64      1.06     181,276      202.1       12.71     1.48    2,922,957        238.1        143.5
1999...    908,232   121.6      24.72      1.01     145,939      235.9       14.81     1.51    2,809,455        257.4        143.8
2000...    790,274   120.0      24.28       .93     108,272      417.9       26.30     1.33    2,629,986        430.2        173.5
2001...    762,815   123.2      24.68       .89     124,618      369.3       23.20     1.42    2,148,924(R)     448.7        173.0

2002(4)    884,287   125.5      25.52       .94     120,851      334.3       20.77     1.64    5,607,737        356.0        151.5
2003(5)  1,026,281   127.5      25.91       .94     205,283      445.1       27.34     1.55    5,479,821        536.6        218.7

(1) Anthracite, bituminous coal, subbituminous coal, lignite, waste coal, and synthetic coal.

(2) Distillate fuel oil (all diesel and No. 1, No. 2, and No. 4 fuel oils), residual fuel oil (No. 5 and No. 6 fuel oils and bunker C fuel oil), jet fuel, kerosene, petroleum coke (converted to liquid petroleum, see Technical Notes for conversion methodology), and waste oil.

(3) Natural gas, including a small amount of supplemental gaseous fuels that cannot be identified separately. Natural gas values for 2001 forward do not include blast furnace gas or other gas.

(4) Beginning in 2002, data from the Form EIA-423, "Monthly Cost and Quality of Fuels for Electric Plants Report" for independent power producers and combined heat and power producers are included in this data dissemination. Prior to 2002, these data were not collected; the data for 2001 and previous years include only data collected from electric utilities via the FERC Form 423.

(5) For 2003 only, estimates were developed for missing or incomplete data from some facilities reporting on the FERC Form 423. This was not done for earlier years. Therefore, 2003 data cannot be directly compared to previous years' data. Additional information regarding the estimation procedures that were used is provided in the Technical Notes.

R = Revised.

   Notes: - Totals may not equal sum of components because of independent rounding. - Receipts data for regulated utilities are compiled by EIA from data collected by the Federal Energy Regulatory Commission (FERC) on the FERC Form
423. These data are collected by FERC for regulatory rather than statistical and publication purposes. The FERC Form 423 data published by EIA have been reviewed for consistency between volumes and prices and for their consistency over time. Nonutility data include fuel delivered to electric generating plants with a total fossil-fueled nameplate generating capacity of 50 or more megawatts; utility data include fuel delivered to plants whose total fossil-fueled steam turbine electric generating capacity and/or combined-cycle (gas turbine with associated steam turbine) generating capacity is 50 or more megawatts. - Mcf = thousand cubic feet. - Monetary values are expressed in nominal terms.

   Sources: Energy Information Administration, Form EIA-423, "Monthly Cost and Quality of Fuels for Electric Plants Report;" Federal Energy Regulatory Commission, FERC Form 423, "Monthly Report of Cost and Quality of Fuels for Electric Plants."

TABLE 4.6. RECEIPTS AND QUALITY OF COAL DELIVERED FOR THE ELECTRIC POWER
           INDUSTRY, 1992 THROUGH 2003

                  ANTHRACITE (1)            BITUMINOUS (1)           SUBBITUMINOUS                LIGNITE
            ------------------------- ------------------------- ------------------------- -------------------------
                      SULFUR    ASH             SULFUR    ASH             SULFUR    ASH             SULFUR   ASH
            RECEIPTS  PERCENT PERCENT RECEIPTS  PERCENT PERCENT  RECEIPTS PERCENT PERCENT  RECEIPTS PERCENT PERCENT
            (THOUSAND   BY      BY    (THOUSAND   BY      BY    (THOUSAND   BY      BY    (THOUSAND   BY      BY
  PERIOD      TONS)   WEIGHT   WEIGHT   TONS)   WEIGHT  WEIGHT    TONS)   WEIGHT  WEIGHT    TONS)   WEIGHT  WEIGHT
--------------------- ------- ------- --------- ------- ------- --------- ------- ------- --------- ------- -------
1992 ......    503      .67    32.0    453,732    1.81    10.2   241,291   .43      7.0    80,438     .97    14.6
1993 ......    392      .69    33.0    422,690    1.71    10.2   265,180   .41      7.0    80,890     .94    14.4
1994 ......    689      .56    36.8    456,733    1.69    10.1   295,752   .41      6.9    78,756     .94    13.8
1995 ......    857      .53    37.4    432,586    1.60    10.2   316,195   .39      6.7    77,222     .99    14.0
1996 ......    735      .52    37.7    454,814    1.64    10.3   328,874   .39      6.6    78,278     .92    13.6
1997 ......    751      .53    36.7    466,104    1.65    10.5   336,805   .40      6.7    76,928     .98    13.8
1998 ......    511      .55    37.6    478,252    1.61    10.5   373,496   .38      6.6    77,189     .95    13.8
1999 ......    137      .64    37.8    444,399    1.57    10.2   386,271   .38      6.6    77,425     .90    14.2
2000 ......     11      .64    37.2    375,673    1.45    10.1   341,242   .35      6.3    73,349     .91    14.2
2001 ......     --       --      --    348,703    1.42    10.4   349,340   .35      6.1    64,772     .98    13.9

2002(2) ...     --       --      --    412,589    1.47    10.1   391,785   .36      6.2    65,600     .93    13.3
2003(3) ...     --       --      --    461,074    1.49    10.0   449,916   .37      6.4    79,724     .94    13.3

(1) Beginning in 2001, anthracite coal receipts were no longer reported separately. From 2001 forward, all anthracite coal receipts have been combined with bituminous coal receipts.

(2) Beginning in 2002, data from the Form EIA-423, "Monthly Cost and Quality of Fuels for Electric Plants Report" for independent power producers and combined heat and power producers are included in this data dissemination. Prior to 2002, these data were not collected; the data for 2001 and previous years include only data collected from electric utilities via the FERC Form 423.

(3) For 2003 only, estimates were developed for missing or incomplete data from some facilities reporting on the FERC Form 423. This was not done for earlier years. Therefore, 2003 data cannot be directly compared to previous years' data. Additional information regarding the estimation procedures that were used is provided in the Technical Notes.

   Notes: - Totals may not equal sum of components because of independent rounding. - Data do not include waste coal and synthetic coal. - Receipts data for regulated utilities are compiled by EIA from data collected by the Federal Energy Regulatory Commission (FERC) on the FERC Form 423. These data are collected by FERC for regulatory rather than statistical and publication purposes. The FERC Form 423 data published by EIA have been reviewed for consistency between volumes and prices and for their consistency over time. Nonutility data include fuel delivered to electric generating plants with a total fossil-fueled nameplate generating capacity of 50 or more megawatts; utility data include fuel delivered to plants whose total fossil-fueled steam turbine electric generating capacity and/or combined-cycle (gas turbine with associated steam turbine) generating capacity is 50 or more megawatts.

          Energy Information Administration/Electric Power Annual 2003        29

Sources: Energy Information Administration, Form EIA-423, "Monthly Cost and Quality of Fuels for Electric Plants Report;" Federal Energy Regulatory Commission, FERC Form 423, "Monthly Report of Cost and Quality of Fuels for Electric Plants."

30          Energy Information Administration/Electric Power Annual 2003

TABLE 4.7. AVERAGE QUALITY OF FOSSIL FUEL RECEIPTS FOR THE ELECTRIC POWER
           INDUSTRY, 1992 THROUGH 2003

                             COAL(1)                       PETROLEUM(2)        NATURAL GAS(3)
             -------------------------------------  ------------------------   ---------------
                             SULFUR                                 SULFUR
             AVERAGE BTU   PERCENT BY  ASH PERCENT  AVERAGE BTU     PERCENT    AVERAGE BTU PER
YEAR          PER POUND      WEIGHT     BY WEIGHT   PER GALLON(R)  BY WEIGHT     CUBIC FOOT
----          ---------    ----------  -----------  -------------  ---------   ---------------
1992 ......     10,395       1.29            9.71      150,293        1.19          1,024
1993 ......     10,315       1.18            9.55      149,983        1.34          1,023
1994 ......     10,338       1.17            9.36      149,324        1.23          1,023
1995 ......     10,248       1.08            9.23      149,371        1.21          1,019
1996 ......     10,263       1.10            9.22      149,367        1.26          1,017
1997 ......     10,275       1.11            9.36      149,838        1.37          1,019
1998 ......     10,241       1.06            9.18      149,736        1.48          1,022
1999 ......     10,163       1.01            9.01      149,407        1.51          1,019
2000 ......     10,115        .93            8.84      149,857        1.33          1,020
2001 ......     10,200(R)     .89            8.80      147,857        1.42          1,020
                ------       ----            ----      -------        ----          -----
2002(4)....     10,157        .94            8.74      143,493        1.64          1,021
2003(5)....     10,071        .94            8.67      145,507        1.55          1,025
                ======       ====            ====      =======        ====          =====

------------------
(1) Anthracite, bituminous coal, subbituminous coal, lignite, waste coal, and synthetic coal.

(2) Distillate fuel oil (all diesel and No. 1, No. 2, and No. 4 fuel oils), residual fuel oil (No. 5 and No. 6 fuel oils and bunker C fuel oil), jet fuel, kerosene, petroleum coke (converted to liquid petroleum, see Technical Notes for conversion methodology), and waste oil.

(3) Natural gas, including a small amount of supplemental gaseous fuels that cannot be identified separately. Natural gas values for 2001 forward do not include blast furnace gas or other gas.

(4) Beginning in 2002, data from the Form EIA-423, "Monthly Cost and Quality of Fuels for Electric Plants Report" for independent power producers and combined heat and power producers are included in this data dissemination. Prior to 2002, these data were not collected; the data for 2001 and previous years include only data collected from electric utilities via the FERC Form 423.

(5) For 2003 only, estimates were developed for missing or incomplete data from some facilities reporting on the FERC Form 423. This was not done for earlier years. Therefore, 2003 data cannot be directly compared to previous years' data. Additional information regarding the estimation procedures that were used is provided in the Technical Notes.

    R = Revised.

    Notes: - Totals may not equal sum of components because of independent rounding. - Receipts data for regulated utilities are compiled by EIA from data collected by the Federal Energy Regulatory Commission (FERC) on the FERC Form
423. These data are collected by FERC for regulatory rather than statistical and publication purposes. The FERC Form 423 data published by EIA have been reviewed for consistency between volumes and prices and for their consistency over time. Nonutility data include fuel delivered to electric generating plants with a total fossil-fueled nameplate generating capacity of 50 or more megawatts; utility data include fuel delivered to plants whose total fossil-fueled steam turbine electric generating capacity and/or combined-cycle (gas turbine with associated steam turbine) generating capacity is 50 or more megawatts.

    Sources: Energy Information Administration, Form EIA-423, "Monthly Cost and Quality of Fuels for Electric Plants Report;" Federal Energy Regulatory Commission, FERC Form 423, "Monthly Report of Cost and Quality of Fuels for Electric Plants."

          Energy Information Administration/Electric Power Annual 2003        31

                              CHAPTER 5. EMISSIONS

32        Energy Information Administration/Electric Power Annual 2003

TABLE 5.1. EMISSIONS FROM ENERGY CONSUMPTION FOR ELECTRICITY PRODUCTION AND
           USEFUL THERMAL OUTPUT AT COMBINED-HEAT-AND-POWER PLANTS, 1992 THROUGH 2003

           (Thousand Metric Tons)(1)

EMISSION                          2003     2002(R)    2001(R)    2000(R)    1999(R)    1998(R)
--------                          ----     -------    -------    -------    -------    -------
Carbon Dioxide (CO(2)) .....   2,408,961  2,397,937  2,379,603  2,429,394  2,326,558  2,313,013
Sulfur Dioxide (SO(2)) .....      10,594     10,515     10,966     11,297     12,445     12,509
Nitrogen Oxides (NO(x)) ....       4,396      4,802      5,045      5,380      5,732      6,235

EMISSION                         1997(R)    1996(R)    1995(R)    1994(R)    1993(R)    1992(R)
--------                         -------    -------    -------    -------    -------    -------
Carbon Dioxide (CO(2)) .....    2,223,347  2,155,453  2,079,761  2,063,788  2,034,206  1,951,425
Sulfur Dioxide (SO(2)) .....       13,524     12,908     11,898     14,473     14,968     15,031
Nitrogen Oxides (NO(x)) ....        6,324      6,281      7,885      7,802      7,997      7,728

--------------
(1) All historical values have been revised due to the inclusion of emissions related to the consumption of fuel for the production of useful thermal output at combined heat and power plants. The emission estimates reported in earlier issues of the Electric Power Annual included emissions solely for fuel consumed to produce electricity.

    R = Revised.

    Note: See Appendix A, Technical Notes, for a description of the sources and methodology used to develop the emissions estimates.

TABLE 5.2. NUMBER AND CAPACITY OF FOSSIL-FUELED STEAM-ELECTRIC GENERATORS WITH
           ENVIRONMENTAL EQUIPMENT, 1992 THROUGH 2003

                  SCRUBBERS         PARTICULATE COLLECTORS         COOLING TOWERS             TOTAL(2)
          -----------------------   -----------------------  ------------------------  -----------------------
           NUMBER OF  CAPACITY(3)   NUMBER OF   CAPACITY(3)  NUMBER OF    CAPACITY(3)   NUMBER OF   CAPACITY(3)
YEAR (1)  GENERATORS  (MEGAWATTS)   GENERATORS  (MEGAWATTS)  GENERATORS   (MEGAWATTS)  GENERATORS  (MEGAWATTS)
--------  ----------  -----------   ----------  -----------  ----------   -----------  ----------  -----------
1992 ...    155        71,531        1,168      353,365         484        165,030       1,345      379,034
1993 ...    154        71,106        1,156      350,808         486        164,807       1,330      376,831
1994 ...    168        80,617        1,135      351,180         480        165,452       1,309      376,899
1995 ...    178        84,677        1,134      351,198         471        165,295       1,295      375,691
1996 ...    182        85,842        1,134      352,154         477        166,749       1,299      377,144
1997 ...    183        86,605        1,133      352,068         480        166,886       1,301      377,195
1998 ...    186        87,783        1,130      351,790         474        166,896       1,294      377,117
1999 ...    192        89,666        1,148      353,480         505        175,520       1,343      387,192
2000 ...    192        89,675        1,141      352,727         505        175,520       1,336      386,438
            ---        ------        -----      -------         ---        -------       -----      -------
2001 ...    236(R)     97,988(R)     1,273(R)   360,762(R)      616(R)     189,396(R)    1,485(R)   390,821(R)
2002 ...    243(R)     98,673(R)     1,256(R)   359,338(R)      670(R)     200,670(R)    1,522(R)   401,341(R)
2003 ...    246        99,567        1,244      358,009         695        210,928       1,546      409,954
            ===        ======        =====      =======         ===        =======       =====      =======

--------------
(1) Includes plants under the Clean Air Act that were monitored by the Environmental Protection Agency even if sold to an unregulated entity.

(2) Components are not additive since some generators are included in more than one category.

(3) Nameplate capacity

    R = Revised.

    Notes: - These data are for plants with a fossil-fueled steam-electric capacity of 100 megawatts or more . - Totals may not equal sum of components because of independent rounding.

    Source: Energy Information Administration, Form EIA-767, "Steam-Electric Plant Operation and Design Report." Data for unregulated plants are included beginning with 2001 data.

TABLE 5.3. AVERAGE FLUE GAS DESULFURIZATION COSTS, 1992 THROUGH 2003

             AVERAGE OVERHEAD & MAINTENANCE COSTS     AVERAGE INSTALLED CAPITAL COSTS
YEAR(1)          (MILLS PER KILOWATTHOUR) (2)             (DOLLARS PER KILOWATT)
-------      ------------------------------------     -------------------------------
1992 .....                  1.32                                132.00
1993 .....                  1.19                                125.00
1994 .....                  1.14                                127.00
1995 .....                  1.16                                126.00
1996 .....                  1.07                                128.00
1997 .....                  1.09                                129.00
1998 .....                  1.12                                126.00
1999 .....                  1.13                                125.00
2000 .....                   .96                                124.00
                            ----                                ------
2001 .....                  1.27(R)                             130.80(R)
2002 .....                  1.11(R)                             124.18(R)
2003 .....                  1.23                                123.75
                            ====                                ======

(1) Includes plants under the Clean Air Act that were monitored by the Environmental Protection Agency even if sold to an unregulated entity.

(2) A mill is one tenth of one cent.

    R = Revised.

    Notes: - These data are for plants with a fossil-fueled steam-electric capacity of 100 megawatts or more. - Beginning in 2001, data for plants with combustible renewable steam-electric capacity of 10 megawatts or more were also included. - Totals may not equal sum of components because of independent rounding.

    Source: Energy Information Administration, Form EIA-767, "Steam-Electric Plant Operation and Design Report." Data for unregulated plants are included beginning with 2001 data.

          Energy Information Administration/Electric Power Annual 2003        33

                                CHAPTER 6. TRADE

34        Energy Information Administration/Electric Power Annual 2003

TABLE 6.1. ELECTRIC POWER INDUSTRY - PURCHASES, 1992 THROUGH 2003
           (Million Kilowatthours)

                              2003       2002       2001         2000          1999          1998         1997           1996
                              ----       ----       ----         ----          ----          ----         ----           ----
U.S. TOTAL ..............  2,668,989  2,663,607  3,073,611     2,345,540     2,039,969    2,020,622     1,966,447     1,797,720
  Electric Utilities ....  2,563,947  2,579,671  2,976,254     2,250,382     1,949,574    1,927,198     1,878,099     1,694,192
  IPP(1) ................     37,921     15,801     97,357(2)     95,158        90,395       93,423        88,348       103,528
  CHP ...................     67,122     68,135         --(3)         --(3)         --(3)        --(3)         --(3)         --(3)

                               1995          1994          1993         1992
                               ----          ----          ----         ----
U.S. TOTAL ..............
  Electric Utilities ....  1,617,715     1,528,222     1,492,370     1,395,789
  IPP(1) ................  1,528,068     1,435,591     1,407,419     1,312,605
  CHP ...................     89,647        92,631        84,951        83,184
                                  --(3)         --(3)         --(3)         --(3)

----------
(1) IPP are independent power producers and CHP are combined heat and power producers.

(2) The data collection instrument was changed in 2001 to collect data at the corporate level, rather than the plant level. As a result, comparisons with data prior to 2001, and after 2001 should be done with caution.

(3) For 1992 through 2001, CHP purchases are combined with IPP data above.

  Notes: - Restructuring of the electric power industry has dramatically increased trade in various locations. - See Glossary reference for definitions.
- Totals may not equal sum of components because of independent rounding.

  Sources: Energy Information Administration, Form EIA-861, "Annual Electric Power Industry Report," For unregulated entities prior to 2001, Form EIA-860B, "Annual Electric Generator Report - Nonutility," and predecessor forms.

TABLE 6.2. ELECTRIC POWER INDUSTRY - SALES FOR RESALE, 1992 THROUGH 2003
           (Million Kilowatthours)

                            2003       2002       2001          2000          1999          1998         1997          1996
                            ----       ----       ----          ----          ----          ----         ----          ----
U.S. TOTAL ............  2,972,466  2,766,242  2,899,787(R)  2,358,094(R)  1,988,090(R)  1,921,859(R)  1,838,539     1,656,090
  Electric Utilities...  1,781,761  1,793,748  2,087,789(R)  1,715,582     1,635,614     1,664,081     1,616,318     1,431,179
  IPP(1) ..............  1,156,796    943,531    811,998(2)    642,511(R)    362,475(R)    257,778(R)    222,221       224,911
  CHP .................     33,909     28,963         --(3)         --(3)         --(3)         --(3)         --(3)         --(3)

                            1995          1994          1993          1992
                            ----          ----          ----          ----
U.S. TOTAL ............  1,495,015     1,387,966     1,387,137     1,284,273
  Electric Utilities...  1,276,356     1,185,352     1,200,047     1,119,948
  IPP(1) ..............    218,660       202,614       187,090       164,324
  CHP .................         --(3)         --(3)         --(3)         --(3)

----------
(1) IPP are independent power producers and CHP are combined heat and power producers.

(2) The data collection instrument was changed in 2001 to collect data at the corporate level, rather than the plant level. As a result, comparisons with data prior to 2001, and after 2001 should be done with caution.

(3) For 1992 through 2001, CHP sales are combined with IPP data above.

R = Revised.

  Notes: - Restructuring of the electric power industry has dramatically increased trade in various locations. - See Glossary reference for definitions.
- Totals may not equal sum of components because of independent rounding.

  Sources: Energy Information Administration, Form EIA-861, "Annual Electric Power Industry Report." For unregulated entities prior to 2001, Form EIA-860B, "Annual Electric Generator Report - Nonutility," and predecessor forms.

TABLE 6.3. ELECTRIC POWER INDUSTRY - U.S. ELECTRICITY IMPORTS FROM AND
           ELECTRICITY EXPORTS TO CANADA AND MEXICO, 1992 THROUGH 2003 (Megawatthours)

  DESCRIPTION        2003       2002(R)      2001        2000        1999        1998        1997        1996        1995
  -----------        ----       -------      ----        ----        ----        ----        ----        ----        ----
ELECTRICITY IMPORTS AND EXPORTS
CANADA .........
Imports ........  29,319,707  36,130,480  38,401,598  48,515,476  42,911,308  39,502,108  43,008,501  42,233,376  40,596,119
Exports ........  23,582,184  12,995,708  16,105,612  12,684,706  12,953,488  11,683,276   7,470,332   1,986,361   2,468,244
MEXICO(1)
Imports(2) .....   1,069,926     242,597      98,649      76,800     303,439      11,249      22,729   1,263,152   2,257,411
Exports ........     390,190     564,603     367,680   2,144,676   1,268,284   1,973,203   1,503,707   1,315,625   1,154,421
TOTAL IMPORTS...  30,389,633  36,373,077  38,500,247  48,592,276  43,214,747  39,513,357  43,031,230  43,496,528  42,853,530
TOTAL EXPORTS...  23,972,374  13,560,311  16,473,292  14,829,382  14,221,772  13,656,479   8,974,039   3,301,986   3,622,665

   Description        1994       1993        1992
   -----------        ----       ----        ----
ELECTRICITY IMPORTS AND EXPORTS
CANADA .........
Imports ........  44,821,858  29,364,197  26,224,179
Exports ........     941,214   2,691,723   1,835,692
MEXICO(1)
Imports(2) .....   2,011,319   1,993,328   2,022,419
Exports ........   1,068,668     849,167     990,887
TOTAL IMPORTS...  46,833,177  31,357,525  28,246,598
TOTAL EXPORTS...   2,009,882   3,540,890   2,826,579

----------
(1) For the reporting year 2001, California - ISO reported electricity purchases from Mexico of 98,645 MWh. They exported 65,475 MWh, thereby having a total net trade of 33,170 MWh of imported electricity in 2001. For the reporting year 2002, California - ISO reported electricity purchases from Mexico of 143,948 MWh. They exported 196,923 MWh, thereby having a total net trade of 52,975 MWh of exported electricity in 2002. In 2003, California - ISO reported electricity purchases of 971,278 MWh and sold 22,510 MWh.

(2) Includes contract terminations in 1997 and 2000.

  R = Revised.

  Note: Totals may not equal sum of components because of independent rounding.

  Sources: Canada: National Energy Board of Canada; Mexico: Office of Fuels Programs, Fossil Energy, Form FE-781R, "Annual Report of International Electric Export/Import Data," Data provided by the California - ISO.

          Energy Information Administration/Electric Power Annual 2003        35

                CHAPTER 7. RETAIL CUSTOMERS, SALES, AND REVENUE

36         Energy Information Administration/Electric Power Annual 2003

TABLE 7.1. NUMBER OF ULTIMATE CUSTOMERS SERVED BY SECTOR, BY PROVIDER, 1992
           THROUGH 2003
           (NUMBER)

PERIOD        RESIDENTIAL   COMMERCIAL   INDUSTRIAL   TRANSPORTATION(1)    OTHER(2)   ALL SECTORS
------        -----------   ----------   ----------   -----------------    --------   -----------
                                            TOTAL ELECTRIC INDUSTRY
1992 .......    99,512,728   12,367,205     547,990                NA        857,614   113,285,537
1993 .......   100,860,071   12,526,377     553,231                NA        795,298   114,734,977
1994 .......   102,320,846   12,733,153     583,935                NA        850,770   116,488,704
1995 .......   103,917,312   12,949,365     580,626                NA        882,422   118,329,725
1996 .......   105,343,005   13,181,065     586,198                NA        893,884   120,004,152
1997 .......   107,065,589   13,542,374     563,223                NA        951,863   122,123,049
1998 .......   109,048,343   13,887,066     539,903                NA        932,838   124,408,150
1999 .......   110,383,238   14,073,764     552,690                NA        935,311   125,945,003
2000 .......   111,717,711   14,349,067     526,554                NA        974,185   127,567,517
2001 .......   114,317,707   14,939,895     574,361                NA      1,008,212   130,840,175
2002 .......   116,448,459   15,277,434     595,319                NA      1,041,821   133,363,033
2003 .......   117,092,348   16,636,448     719,748             1,281             NA   134,449,825
                                              FULL-SERVICE PROVIDERS
1992 .......    99,512,728   12,367,205     547,990                NA        857,614   113,285,537
1993 .......   100,860,071   12,526,377     553,231                NA        795,298   114,734,977
1994 .......   102,320,846   12,733,153     583,935                NA        850,770   116,488,704
1995 .......   103,917,312   12,949,365     580,626                NA        882,422   118,329,725
1996 .......   105,341,408   13,180,632     586,169                NA        893,884   120,002,093
1997 .......   107,033,338   13,540,374     562,972                NA        951,863   122,088,547
1998 .......   108,736,845   13,832,662     538,167                NA        932,838   124,040,512
1999 .......   109,817,057   13,963,937     527,329                NA        934,260   125,242,583
2000 .......   110,505,820   14,058,271     512,551                NA        953,756   126,030,398
2001 .......   112,533,187   14,535,461     558,381                NA      1,001,641   128,628,670
2002(3).....   113,785,576   14,933,773     586,846                NA      1,034,571   130,340,766
2003(2).....   114,843,890   16,132,739     698,452             1,105             NA   131,676,186
                                              ENERGY-ONLY PROVIDERS
1992 .......            --           --          --                --             --            --
1993 .......            --           --          --                --             --            --
1994 .......            --           --          --                --             --            --
1995 .......            --           --          --                --             --            --
1996 .......         1,597          433          29                NA              0         2,059
1997 .......        32,251        2,000         251                NA              0        34,502
1998 .......       311,498       54,404       1,736                NA              0       367,638
1999 .......       566,181      109,827      25,361                NA          1,051       702,420
2000 .......     1,211,891      290,796      14,003                NA         20,429     1,537,119
2001 .......     1,784,520      404,434      15,980                NA          6,571     2,211,505
2002 .......     2,662,883      343,661       8,473                NA          7,250     3,022,267
2003 .......     2,248,458      503,709      21,296               176             NA     2,773,639

----------
(1) Beginning in 2003 the Other Sector has been eliminated. Data previously assigned to the Other Sector have been reclassified as follows: Lighting for public buildings, streets, and highways, interdepartamental sales, and other sales to public authorities are now included in the Commercial Sector; agricultural and irrigation sales where separately identified are now included in the Industrial Sector; and a new sector, Transportation, now includes electrified rail and various urban transit systems (such as automated guideway, trolley, and cable) where the principal propulsive energy source is electricity. Comparisons of data across years should include consideration of these reclassification changes.

(2) Beginning in 2003, miscellaneous sales, such as sales for public street and highway lighting, other sales to public authorities, and interdepartmental sales previously reported in "Other" appears in the Commercial sector. Sales to railroads and railways, previously reported in "Other", appears in the Transportation sector.

(3) Pursuant to applicable Texas statutes establishing competitive electricity markets within the Electric Reliability Council of Texas, all customers served by Retail Energy Providers must be provided fully-bundled energy and delivery services, so are included under "Full-Service Providers."

    NA = Not available.

    Notes: - See Glossary reference for definitions. - The number of ultimate customers is an average of the number of customers at the close of each month. - Utilities and energy service providers may classify commercial and industrial customers based on either NAICS codes or demands or usage falling within specified limits by rate schedule. - Changes from year to year in consumer counts, sales and revenues, particularly involving the commercial and industrial consumer sectors, may result from respondent implementation of changes in the definitions of consumers, and reclassifications.

    Source: Energy Information Administration, Form EIA-861, "Annual Electric Power Industry Report."

          Energy Information Administration/Electric Power Annual 2003        37

                    FIGURE 7.1 U.S. ELECTRIC POWER INDUSTRY
                    TOTAL ULTIMATE CUSTOMERS BY STATE, 2003

                       TOTAL: 134,450 THOUSAND CUSTOMERS

     [U.S. ELECTRIC POWER INDUSTRY TOTAL ULTIMATE CUSTOMERS PLAN -- Map of the United States with total ultimate customers by State.]

SOURCE: ENERGY INFORMATION ADMINISTRATION, FORM EIA-861, "ANNUAL ELECTRIC POWER INDUSTRY REPORT."

38        Energy Information Administration/Electric Power Annual 2003

TABLE 7.2. DIRECT USE AND RETAIL SALES OF ELECTRICITY TO ULTIMATE CUSTOMERS BY
           SECTOR, BY PROVIDER, 1992 THROUGH 2003
           (Megawatthours)

                                         SALES                                                        END USE
           -----------------------------------------------------------------------  ----------------------------------------------
                                                             TRANS-
PERIOD      RESIDENTIAL     COMMERCIAL      INDUSTRIAL   PORTATION(1)    OTHER(2)     RETAIL SALES    DIRECT USE(3)   ALL SECTORS
------     -------------  --------------  -------------  ------------  -----------  ----------------  -------------  -------------
                                                           TOTAL ELECTRIC
1992......   935,938,788     761,270,543    972,713,990            NA   93,442,150  2,763,365,474(R)    133,841,244  2,897,206,718
1993......   994,780,818     794,573,370    977,164,250            NA   94,943,902  2,861,462,340       139,237,877  3,000,700,217
1994...... 1,008,481,682     820,269,462  1,007,981,245            NA   97,830,475  2,934,562,864       146,325,334  3,080,888,198
1995...... 1,042,501,471     862,684,775  1,012,693,350            NA   95,406,993  3,013,286,589       150,676,540  3,163,963,129
1996...... 1,082,511,751     887,445,174  1,033,631,379            NA   97,538,719  3,101,127,023       152,638,016  3,253,765,039
1997...... 1,075,880,098     928,632,774  1,038,196,892            NA  102,900,664  3,145,610,428       156,238,898  3,301,849,326
1998...... 1,130,109,120     979,400,928  1,051,203,115            NA  103,517,589  3,264,230,752       160,865,884  3,425,096,636
1999...... 1,144,923,069   1,001,995,720  1,058,216,608            NA  106,951,684  3,312,087,081       171,629,285  3,483,716,366
2000...... 1,192,446,491   1,055,232,090  1,064,239,393            NA  109,496,292  3,421,414,266       170,942,509  3,592,356,775
2001...... 1,202,646,738   1,089,153,700    964,224,282            NA  113,756,089  3,369,780,809       162,648,615  3,532,429,424
2002...... 1,266,959,182   1,116,247,776    972,167,724            NA  107,146,152  3,462,520,834       166,184,296  3,628,705,130
2003...... 1,273,486,349   1,199,718,148  1,007,988,089     6,999,392           NA  3,488,191,978       168,294,526  3,656,486,504
                                                            FULL-SERVICE
1992......   935,938,788     761,270,543    972,713,990            NA   93,442,150  2,763,365,474                NA  2,763,365,474
1993......   994,780,818     794,573,370    977,164,250            NA   94,943,902  2,861,462,340                NA  2,861,462,340
1994...... 1,008,481,682     820,269,462  1,007,981,245            NA   97,830,475  2,934,562,864                NA  2,934,562,864
1995...... 1,042,501,471     862,684,775  1,012,693,350            NA   95,406,993  3,013,286,589                NA  3,013,286,589
1996...... 1,082,490,541     887,424,657  1,030,356,028            NA   97,538,719  3,097,809,945                NA  3,097,809,945
1997...... 1,075,766,590     928,440,265  1,032,653,445            NA  102,900,664  3,139,760,964                NA  3,139,760,964
1998...... 1,127,734,988     968,528,009  1,040,037,873            NA  103,517,589  3,239,818,459                NA  3,239,818,459
1999...... 1,140,761,016     970,600,943  1,017,783,037            NA  106,754,043  3,235,899,039                NA  3,235,899,039
2000...... 1,183,137,429   1,000,865,367  1,017,722,945            NA  107,824,323  3,309,550,064                NA  3,309,550,064
2001...... 1,168,538,228   1,020,839,106    930,011,833            NA  105,436,926  3,224,826,093                NA  3,224,826,093
2002(4)... 1,232,709,137   1,022,093,194    933,655,019            NA  101,943,663  3,290,401,013                NA  3,290,401,013
2003(4)... 1,240,575,668   1,092,046,639    923,299,631     3,325,163           NA  3,259,247,101                NA  3,259,247,101
                                                             ENERGY-ONLY
1992......            --              --             --            --           --             --                --             --
1993......            --              --             --            --           --             --                --             --
1994......            --              --             --            --           --             --                --             --
1995......            --              --             --            --           --             --                --             --
1996......        21,210          20,517      3,275,351            NA            0      3,317,078                NA      3,317,078
1997......       113,508         192,509      5,543,447            NA            0      5,849,464                NA      5,849,464
1998......     2,374,132      10,872,919     11,165,242            NA            0     24,412,293                NA     24,412,293
1999......     4,162,053      31,394,777     40,433,571            NA      197,641     76,188,042                NA     76,188,042
2000......     9,309,062      54,366,723     46,516,448            NA    1,671,969    111,864,202                NA    111,864,202
2001......    34,108,510      68,314,594     34,212,449            NA    8,319,163    144,954,716                NA    144,954,716
2002......    34,250,045      94,154,582     38,512,705            NA    5,202,489    172,119,821                NA    172,119,821
2003......    32,910,681     107,671,509     84,688,458     3,674,229           NA    228,944,877                NA    228,944,877

----------
(1) Beginning in 2003 the Other Sector has been eliminated. Data previously assigned to the Other Sector have been reclassified as follows: Lighting for public buildings, streets, and highways, interdepartamental sales, and other sales to public authorities are now included in the Commercial Sector; agricultural and irrigation sales where separately identified are now included in the Industrial Sector; and a new sector, Transportation, now includes electrified rail and various urban transit systems (such as automated guideway, trolley, and cable) where the principal propulsive energy source is electricity. Comparisons of data across years should include consideration of these reclassification changes.

(2) Beginning in 2003, miscellaneous sales, such as sales for public street and highway lighting, other sales to public authorities, and interdepartmental sales previously reported in "Other" appears in the Commercial sector. Sales to railroads and railways, previously reported in "Other", appears in the Transportation sector.

(3) Direct Use represents commercial and industrial facility use of onsite net electricity generation; and electricity sales among adjusted or co-located facilities for which revenue information is not available.

(4) Pursuant to applicable Texas statutes establishing competitive electricity markets within the Electric Reliability Council of Texas, all customers served by Retail Energy Providers must be provided fully-bundled energy and delivery services, so are included under "Full-Service Providers."

      NA = Not available.

      R = Revised.

      Notes: - See Glossary reference for definitions. -     Utilities and
      energy service providers may classify commercial and industrial customers based on either NAICS codes or demands or usage falling within limits
      specified by a rate schedule. -     Changes from year to year in consumer
      counts, sales and revenues, particularly involving the commercial and industrial consumer sectors, may result from respondent implementation of changes in the definitions of consumers, and reclassifications. - As a consequence of unrecoverable high average wholesale power costs in California in 2000 and early 2001, the credit ratings of California's three major investor-owned utilities fell below investment grade by early 2001. The rapid and dramatic decline in the credit-worthiness of California's major investor-owned utilities virtually eliminated their ability through wholesale markets to meet the power requirements of their retail consumers. In response to the looming energy shortfall, the California State legislature authorized the California Department of Water Resources (CDWR), using its undamaged borrowing capability, to enter the wholesale markets on behalf of the California retail consumer effective on January 17, 2001 and for the period ending December 31, 2002. Also the California Public Utility Commission (CPUC) was required by statute to establish the procedures for facilitating the CDWR's participation in California retail sales, as well as retail revenue recovery mechanisms. CDWR's continued commitment to the California ratepayers is related to long-term contracts for resources that will last for years. Energy provided by the CDWR was delivered by the major investor-owned utilities in California. For this reason, and by agreement with the CDWR, energy sales for the calendar year 2002 of approximately 45.2 million megawatthours and for the calendar year 2001 of approximately 58.9 million megawatthours, and associated revenue related to the CDWR's intervention in the crisis are identified as "Energy Only Providers."

      Source: Energy Information Administration, Form EIA-861, "Annual Electric Power Industry Report."

          Energy Information Administration/Electric Power Annual 2003        39

                    FIGURE 7.2 U.S. ELECTRIC POWER INDUSTRY
                       TOTAL RETAIL SALES BY STATE, 2003
                                  (THOUS MWH)

                         TOTAL: 3,488,192 THOUSAND MWH


           [U.S. ELECTRIC POWER INDUSTRY TOTAL RETAIL SALES PLAN -- Map of the United States with total retail sales by State



SOURCE: ENERGY INFORMATION ADMINISTRATION, FORM EIA-861, "ANNUAL ELECTRIC POWER
        INDUSTRY REPORT."

40        Energy Information Administration/Electric Power Annual 2003

TABLE 7.3. REVENUE FROM RETAIL SALES OF ELECTRICITY TO ULTIMATE CUSTOMERS BY
           SECTOR, BY PROVIDER, 1992 THROUGH 2003
           (Million Dollars)

PERIOD        RESIDENTIAL   COMMERCIAL   INDUSTRIAL   TRANSPORTATION(1)   OTHER(2)   ALL SECTORS
------        -----------   ----------   ----------   -----------------   --------   -----------
                                    TOTAL ELECTRIC INDUSTRY
1992.......        76,848       58,343       46,993                  NA      6,296       188,480
1993.......        82,814       61,521       47,357                  NA      6,528       198,220
1994.......        84,552       63,396       48,069                  NA      6,689       202,706
1995.......        87,610       66,365       47,175                  NA      6,567       207,717
1996.......        90,503       67,829       47,536                  NA      6,741       212,609
1997.......        90,704       70,497       47,023                  NA      7,110       215,334
1998.......        93,360       72,575       47,050                  NA      6,863       219,848
1999.......        93,483       72,771       46,846                  NA      6,796       219,896
2000.......        98,209       78,405       49,369                  NA      7,179       233,163
2001.......       103,671       86,354       48,573                  NA      7,999       246,597
2002.......       107,229       87,706       47,485                  NA      7,208       249,629
2003.......       110,779       95,772       51,716                 531         NA       258,798
                                     FULL-SERVICE PROVIDERS
1992.......        76,848       58,343       46,993                  NA      6,296       188,480
1993.......        82,814       61,521       47,357                  NA      6,528       198,220
1994.......        84,552       63,396       48,069                  NA      6,689       202,706
1995.......        87,610       66,365       47,175                  NA      6,567       207,717
1996.......        90,501       67,827       47,385                  NA      6,741       212,455
1997.......        90,694       70,482       46,772                  NA      7,110       215,059
1998.......        93,164       71,769       46,550                  NA      6,863       218,346
1999.......        93,142       70,492       45,056                  NA      6,783       215,473
2000.......        97,086       73,704       46,465                  NA      6,988       224,243
2001.......       100,004       79,901       46,040                  NA      7,242       233,187
2002(3)....       102,842       78,189       44,276                  NA      6,762       232,070
2003(3)....       106,885       84,934       45,998                 224         NA       238,042
                                    ENERGY-ONLY PROVIDERS(4)
1992.......            --           --           --                  --         --            --
1993.......            --           --           --                  --         --            --
1994.......            --           --           --                  --         --            --
1995.......            --           --           --                  --         --            --
1996.......             2            2          151                  NA          0           154
1997.......            10           15          251                  NA          0           275
1998.......           196          806          500                  NA          0         1,502
1999.......           340        2,279        1,791                  NA         13         4,423
2000.......           530        3,175        2,374                  NA         75         6,153
2001.......         2,607        4,978        1,984                  NA        640        10,209
2002.......         2,510        6,189        1,938                  NA        246        10,884
2003.......         2,210        6,870        4,121                 228         NA        13,434
                                     DELIVERY-ONLY SERVICE
1992.......            --           --           --                  --         --            --
1993.......            --           --           --                  --         --            --
1994.......            --           --           --                  --         --            --
1995.......            --           --           --                  --         --            --
1996.......            --           --           --                  --         --            --
1997.......            --           --           --                  --         --            --
1998.......            --           --           --                  --         --            --
1999.......            --           --           --                  --         --            --
2000.......           593        1,527          531                  NA        116         2,767
2001.......         1,060        1,475          549                  NA        117         3,201
2002.......         1,876        3,328        1,270                  NA        200         6,675
2003.......         1,683        3,968        1,597                  79         NA         7,322

----------
(1) Beginning in 2003 the Other Sector has been eliminated. Data previously assigned to the Other Sector have been reclassified as follows: Lighting for public buildings, streets, and highways, interdepartamental sales, and other sales to public authorities are now included in the Commercial Sector; agricultural and irrigation sales where separately identified are now included in the Industrial Sector; and a new sector, Transportation, now includes electrified rail and various urban transit systems (such as automated guideway, trolley, and cable) where the principal propulsive energy source is electricity. Comparisons of data across years should include consideration of these reclassification changes.

(2) Beginning in 2003, miscellaneous sales, such as sales for public street and highway lighting, other sales to public authorities, and interdepartmental sales previously reported in "Other" appears in the Commercial sector. Sales to railroads and railways, previously reported in "Other", appears in the Transportation sector.

(3) Pursuant to applicable Texas statutes establishing competitive electricity markets within the Electric Reliability Council of Texas, all customers served by Retail Energy Providers must be provided fully-bundled energy and delivery services, so are included under "Full-Service Providers."

(4) From 1996 to 1999, revenue estimated based on retail sales reported on the Form EIA-861.

      NA = Not available.

      Notes: - See Glossary reference for definitions. - Utilities and energy service providers may classify commercial and industrial customers based on either NAICS codes or demands or usage falling within specified limits by a rate schedule. - Changes from year to year in consumer counts, sales and revenues, particularly involving the commercial and industrial consumer sectors, may result from respondent implementation of changes in the definitions of consumers, and reclassifications. - As a consequence of unrecoverable high average wholesale power costs in California in 2000 and early 2001, the credit ratings of California's three major investor-owned utilities fell below investment grade by early 2001. The rapid and dramatic decline in the credit-worthiness of California's major investor-owned utilities virtually eliminated their ability through wholesale markets to meet the power requirements of their retail consumers. In response to the looming energy shortfall, the California State legislature authorized the California Department of Water Resources
      (CDWR), using its undamaged borrowing capability, to enter the wholesale markets on behalf of the California retail consumer effective on January 17, 2001 and for the period ending December 31, 2002. Also the California Public Utility Commission (CPUC) was required by statute to establish the procedures for facilitating the CDWR's participation in California retail sales, as well as retail revenue recovery mechanisms. CDWR's continued commitment to the California ratepayers is related to long-term contracts for resources that will last for years. Energy provided by the CDWR was delivered by the major investor-owned utilities in California. For this reason, and by agreement with the CDWR, energy sales for the calendar year 2002 of approximately 45.2 million megawatthours and for the calendar year 2001 of approximately 58.9 million megawatthours, and associated revenue related to the CDWR's intervention in the crisis are identified as "Energy Only Providers." - Totals may not equal sum of components because of independent rounding.

      Source: Energy Information Administration, Form EIA-861, "Annual Electric Power Industry Report."

          Energy Information Administration/Electric Power Annual 2003        41

                    FIGURE 7.3 U.S. ELECTRIC POWER INDUSTRY
                         TOTAL REVENUES BY STATE, 2003
                             (MILLIONS OF DOLLARS)

                         TOTAL: 258,798 MILLION DOLLARS

          [U.S. ELECTRIC POWER INDUSTRY TOTAL REVENUES PLAN -- Map of the United States with total revenues by State.]


SOURCE: ENERGY INFORMATION ADMINISTRATION, FORM EIA-861, "ANNUAL ELECTRIC POWER
        INDUSTRY REPORT."

42        Energy Information Administration/Electric Power Annual 2003

TABLE 7.4. AVERAGE RETAIL PRICE OF ELECTRICITY TO ULTIMATE CUSTOMERS BY END-USE
           SECTOR, 1992 THROUGH 2003
           (Cents per kilowatthour)

PERIOD         RESIDENTIAL   COMMERCIAL   INDUSTRIAL   TRANSPORTATION(1)    OTHER(2)    ALL SECTORS
------         -----------   ----------   ----------   -----------------    --------    -----------
                                      TOTAL ELECTRIC INDUSTRY
1992........          8.21         7.66         4.83                  NA        6.74           6.82
1993........          8.32         7.74         4.85                  NA        6.88           6.93
1994........          8.38         7.73         4.77                  NA        6.84           6.91
1995........          8.40         7.69         4.66                  NA        6.88           6.89
1996........          8.36         7.64         4.60                  NA        6.91           6.86
1997........          8.43         7.59         4.53                  NA        6.91           6.85
1998........          8.26         7.41         4.48                  NA        6.63           6.74
1999........          8.16         7.26         4.43                  NA        6.35           6.64
2000........          8.24         7.43         4.64                  NA        6.56           6.81
2001........          8.62         7.93         5.04                  NA        7.03           7.32
2002........          8.46         7.86         4.88                  NA        6.73           7.21
2003........          8.70         7.98         5.13                7.58          NA           7.42
                                      FULL-SERVICE PROVIDERS
1992........          8.21         7.66         4.83                  NA        6.74           6.82
1993........          8.32         7.74         4.85                  NA        6.88           6.93
1994........          8.38         7.73         4.77                  NA        6.84           6.91
1995........          8.40         7.69         4.66                  NA        6.88           6.89
1996........          8.36         7.64         4.60                  NA        6.91           6.86
1997........          8.43         7.59         4.53                  NA        6.91           6.85
1998........          8.26         7.41         4.48                  NA        6.63           6.74
1999........          8.16         7.26         4.43                  NA        6.35           6.66
2000........          8.21         7.36         4.57                  NA        6.48           6.78
2001........          8.56         7.83         4.95                  NA        6.87           7.23
2002(3).....          8.34         7.65         4.74                  NA        6.63           7.05
2003(3).....          8.62         7.78         4.98                6.74          NA           7.30
                                     ENERGY-ONLY PROVIDERS(4)
1992........            --           --           --                  --          --             --
1993........            --           --           --                  --          --             --
1994........            --           --           --                  --          --             --
1995........            --           --           --                  --          --             --
1996........          8.36         7.64         4.60                  NA          --           6.86
1997........          8.43         7.59         4.53                  NA          --           6.85
1998........          8.26         7.41         4.48                  NA          --           6.74
1999........          8.16         7.26         4.43                  NA        6.35           6.66
2000........         12.07         8.65         6.24                  NA       11.42           7.97
2001........         10.75         9.45         7.41                  NA        9.09           9.25
2002........         12.81        10.11         8.33                  NA        8.58          10.20
2003........         11.83        10.07         6.75                8.35          NA           9.07

----------

(1) Beginning in 2003 the Other Sector has been eliminated. Data previously assigned to the Other Sector have been reclassified as follows: Lighting for public buildings, streets, and highways, interdepartamental sales, and other sales to public authorities are now included in the Commercial Sector; agricultural and irrigation sales where separately identified are now included in the Industrial Sector; and a new sector, Transportation, now includes electrified rail and various urban transit systems (such as automated guideway, trolley, and cable) where the principal propulsive energy source is electricity. Comparisons of data across years should include consideration of these reclassification changes.

(2) Beginning in 2003, miscellaneous sales, such as sales for public street and highway lighting, other sales to public authorities, and interdepartmental sales previously reported in "Other" appears in the Commercial sector. Sales to railroads and railways, previously reported in "Other", appears in the Transportation sector.

(3) Pursuant to applicable Texas statutes establishing competitive electricity markets within the Electric Reliability Council of Texas, all customers served by Retail Energy Providers must be provided fully-bundled energy and delivery services, so are included under "Full-Service Providers."

(4) From 1996 to 1999, average revenue estimated based on retail sales reported on the Form EIA-861.

      NA = Not available.

      Notes: - See Glossary reference for definitions. - Utilities and energy service providers may classify commercial and industrial customers based on either NAICS codes or demands or usage falling within specified limits by rate schedule.

      Source: Energy Information Administration, Form EIA-861, "Annual Electric Power Industry Report."

          Energy Information Administration/Electric Power Annual 2003        43

                       FIGURE 7.4 U.S. ELECTRIC INDUSTRY
               AVERAGE RETAIL PRICE OF ELECTRICITY BY STATE, 2003
                                (CENTS PER KWH)

                 U.S. TOTAL AVERAGE PRICE PER KWH IS 7.42 CENTS

  [U.S. ELECTRIC INDUSTRY AVERAGE RETAIL PRICE OF ELECTRICITY PLAN -- Map of the United States with average retail price of electricity per KWh by State.

SOURCE: ENERGY INFORMATION ADMINISTRATION, FORM EIA-861, "ANNUAL ELECTRIC POWER
        INDUSTRY REPORT."

44        Energy Information Administration/Electric Power Annual 2003

                 FIGURE 7.5 U.S. ELECTRIC INDUSTRY RESIDENTIAL
               AVERAGE RETAIL PRICE OF ELECTRICITY BY STATE, 2003
                                (CENTS PER KWH)


              U.S. RESIDENTIAL AVERAGE PRICE PER KWH IS 8.70 CENTS



 [U.S. ELECTRIC INDUSTRY RESIDENTIAL AVERAGE RETAIL PRICE OF ELECTRICITY PLAN-Map of the United States with the residential average retail price of electricity per kwh by State]


SOURCE: ENERGY INFORMATION ADMINISTRATION, FORM EIA-861, "ANNUAL ELECTRIC POWER
        INDUSTRY REPORT."

          Energy Information Administration/Electric Power Annual 2003        45

                  FIGURE 7.6 U.S. ELECTRIC INDUSTRY COMMERCIAL
               AVERAGE RETAIL PRICE OF ELECTRICITY BY STATE, 2003
                                (CENTS PER KWH)

              U.S. COMMERCIAL AVERAGE PRICE PER KWH IS 7.98 CENTS


 [U.S. ELECTRIC INDUSTRY COMMERCIAL AVERAGE RETAIL PRICE OF ELECTRICITY PLAN --
      Map of the United States with the commercial average retail price of electricity per KWh by State]


SOURCE: ENERGY INFORMATION ADMINISTRATION, FORM EIA-861, "ANNUAL ELECTRIC POWER
        INDUSTRY REPORT."

46        Energy Information Administration/Electric Power Annual 2003

                  FIGURE 7.7 U.S. ELECTRIC INDUSTRY INDUSTRIAL
               AVERAGE RETAIL PRICE OF ELECTRICITY BY STATE, 2003
                                (CENTS PER KWH)

              U.S. INDUSTRIAL AVERAGE PRICE PER KWH IS 5.13 CENTS

  [U.S. ELECTRIC INDUSTRY INDUSTRIAL AVERAGE RETAIL PRICE OF ELECTRICITY PLAN]

SOURCE: ENERGY INFORMATION ADMINISTRATION, FORM EIA-861, "ANNUAL ELECTRIC POWER
        INDUSTRY REPORT."

          Energy Information Administration/Electric Power Annual 2003        47

                   CHAPTER 8.  REVENUE AND EXPENSE STATISTICS

48        Energy Information Administration/Electric Power Annual 2003

TABLE 8.1. REVENUE AND EXPENSE STATISTICS FOR MAJOR U.S. INVESTOR-OWNED ELECTRIC
           UTILITIES, 1992 THROUGH 2003

           (Million Dollars)

        DESCRIPTION          2003     2002     2001     2000    1999     1998    1997       1996     1995     1994    1993    1992
-------------------------- -------  -------  -------  ------- -------  ------- -------    -------  -------  ------- ------- -------
UTILITY OPERATING REVENUES 226,227  219,389  267,525  235,336 214,160  218,175 215,083    207,459  199,967  196,282 193,638 185,493
  Electric Utility........ 202,369  200,135  244,219  214,707 197,578  201,970 195,898    188,901  183,655  179,307 176,354 169,488
  Other Utility...........  23,858   19,254   23,306   20,630  16,583   16,205  19,185     18,558   16,312   16,974  17,283  16,005
UTILITY OPERATING EXPENSES 197,459  188,745  235,198  210,324 182,258  186,498 182,796    173,920  165,321  164,207 161,908 153,682
  Electric Utility........ 175,473  171,291  213,733  191,329 167,266  171,689 165,443    156,938  150,599  148,663 146,118 139,009
    Operation............. 122,723  116,374  159,929  132,662 108,461  110,759 104,337     97,207   91,881   93,108  91,328  87,272
     Production...........  96,181   90,649  136,089  107,352  83,555   85,956  80,153     73,437   68,983   69,269  68,781  66,980
       Cost of Fuel.......  26,476   24,132   29,490   32,555  29,826   31,252  31,861     30,706   29,122   30,108  31,214  30,254
       Purchased Power....  62,173   58,828   98,231   61,969  43,258   42,612  37,991     32,987   29,981   29,213  27,716  26,212
       Other..............   7,532    7,688    8,368   12,828  10,470   12,092  10,301      9,744    9,880    9,948   9,851  10,513
     Transmission.........   3,585    3,494    2,365    2,699   2,423    2,197   1,915      1,503    1,425    1,361   1,354   1,308
     Distribution.........   3,185    3,113    3,217    3,115   2,956    2,804   2,700      2,604    2,561    2,581   2,595   2,499
     Customer Accounts....   4,180    4,165    4,434    4,246   4,195    4,021   3,767      3,848    3,613    3,546   3,418   3,347
     Customer Service.....   1,893    1,821    1,856    1,839   1,889    1,955   1,917(R)   1,920    1,922    1,956   1,852   1,531
     Sales................     234      261      282      403     492      514     501        435      348      232     203     199
     Administrative and
        General...........  13,466   12,872   11,686   13,009  12,951   13,311  13,384     13,458   13,028   14,163  13,124  11,409
    Maintenance...........  11,141   10,843   11,167   12,185  12,276   12,486  12,368     12,050   11,767   12,022  12,447  12,195
    Depreciation..........  16,962   17,319   20,845   22,761  23,968   24,122  23,072     21,194   19,885   18,679  18,099  17,092
    Taxes and Other.......  24,648   26,755   21,792   23,721  22,561   24,322  25,667     26,488   27,065   24,854  24,244  22,450
  Other Utility...........  21,986   17,454   21,465   18,995  14,992   14,809  17,353     16,983   14,722   15,544  15,790  14,673
NET UTILITY OPERATING       28,768   30,644   32,327   25,012  31,902   31,677  32,286     33,539   34,646   32,074  31,730  31,811
  INCOME..................

R = Revised.

Note: Totals may not equal sum of components because of independent rounding.

Source: Federal Energy Regulatory Commission, FERC Form 1, "Annual Report of Major Electric Utilities, Licensees and Others."

TABLE 8.2. AVERAGE OPERATING EXPENSES FOR MAJOR U.S. INVESTOR-OWNED ELECTRIC
           UTILITIES, 1992 THROUGH 2003

           (Mills per Kilowatthour)

            PLANT TYPE                    2003   2002   2001  2000   1999  1998    1997   1996   1995   1994   1993    1992
----------------------------------        ----   ----   ----  ----   ----  ----   -----   ----   ----   ----   ----   -----
                                                                            OPERATION
Nuclear...........................        8.86   8.54   8.30  8.41   8.93  9.98   11.02   9.47   9.43   9.79  10.20   10.43
Fossil Steam......................        2.50   2.54   2.40  2.31   2.21  2.17    2.22   2.25   2.38   2.32   2.37    2.38
Hydroelectric(1)..................        4.50   5.07   5.79  4.74   4.17  3.85    3.29   3.87   3.69   4.53   3.82    4.33
Gas Turbine and Small Scale(2)....        2.76   2.72   3.15  4.57   5.16  3.85    4.43   5.08   3.57   4.58   6.47   10.18
                                                                           MAINTENANCE
Nuclear...........................        5.23   5.04   5.01  4.93   5.13  5.79    6.90   5.68   5.21   5.20   5.73    5.93
Fossil Steam......................        2.73   2.68   2.61  2.45   2.38  2.41    2.43   2.49   2.65   2.82   2.96    2.95
Hydroelectric(1)..................        3.01   3.58   3.97  2.99   2.60  2.00    2.49   2.08   2.19   2.90   2.65    3.30
Gas Turbine and Small Scale(2)....        2.26   2.38   3.33  3.50   4.80  3.43    3.43   4.98   4.28   5.39   7.52   12.15
                                                                              FUEL
Nuclear...........................        4.60   4.60   4.67  4.95   5.17  5.39    5.42   5.50   5.75   5.87   5.88    6.12
Fossil Steam......................       17.35  16.11  18.13 17.69  15.62 15.94   16.80  16.51  16.07  16.67  17.65   17.49
Hydroelectric(1)..................          --     --     --    --     --    --      --     --     --     --     --      --
Gas Turbine and Small Scale(2)....       43.91  31.82  43.56 39.19  28.72 23.02   24.94  30.58  20.83  22.19  26.39   28.59
                                                                             TOTAL
Nuclear...........................       18.69  18.18  17.98 18.28  19.23 21.16   23.33  20.65  20.39  20.86  21.80   22.48
Fossil Steam......................       22.59  21.32  23.14 22.44  20.22 20.52   21.45  21.25  21.11  21.80  22.97   22.83
Hydroelectric(1)..................        7.51   8.65   9.76  7.73   6.77  5.86    5.78   5.95   5.89   7.43   6.47    7.63
Gas Turbine and Small Scale(2)....       48.93  36.93  50.04 47.26  38.68 30.30   32.80  40.64  28.67  32.16  40.38   50.92

(1) Conventional hydro and pumped storage.

(2) Gas turbine, internal combustion, photovoltaic, and wind plants.

    Notes: - Expenses are average expenses weighted by net generation. - A mill is a monetary cost and billing unit equal to 1/1000 of the U.S. dollar (equivalent to 1/10 of one cent). - Totals may not equal sum of components because of independent rounding.

    Source: Federal Energy Regulatory Commission, FERC Form 1, "Annual Report of Major Electric Utilities, Licensees and Others."

          Energy Information Administration/Electric Power Annual 2003        49

TABLE 8.3. REVENUE AND EXPENSE STATISTICS FOR MAJOR U.S. PUBLICLY OWNED ELECTRIC
           UTILITIES (WITH GENERATION FACILITIES), 1992 THROUGH 2003

           (Million Dollars)


        DESCRIPTION           2003     2002     2001     2000     1999    1998     1997    1996     1995     1994    1993    1992
---------------------------   ----     ----     ----     ----     ----    ----     ----    ----     ----     ----    ----    ----
OPERATING REVENUE -
  ELECTRIC.................. 33,906   32,776   38,028   31,843   26,767  26,155   25,397  24,207   23,473   23,267  22,522  21,686
OPERATING EXPENSES -
  ELECTRIC.................. 29,637   28,638   32,789   26,244   21,274  20,880   20,425  19,084   18,959   18,649  18,162  17,191
OPERATION INCLUDING FUEL.... 22,642   21,731   25,922   19,575   15,386  15,120   14,917  13,768   13,653   13,578  13,242  12,527
   Production............... 17,948   17,176   21,764   15,742   11,923  11,608   11,481  11,080   10,385   10,445  10,254   9,712
   Transmission.............    872      858      785      781      732     773      725     344      628      610     580     535
   Distribution.............    696      680      605      574      516     603      538     497      426      430     408     389
   Customer Accounts........    582      537      600      507      415     390      390     365      323      317     315     299
   Customer Service.........    280      315      263      211      160     127      133     103      102      104      94      83
   Sales....................     84       74       73       66       49      51       46      18       20       22      17      18
   Administrative and
      General...............  2,180    2,090    1,832    1,695    1,591   1,567    1,602   1,360    1,769    1,651   1,573   1,492
MAINTENANCE.................  2,086    1,926    1,904    1,815    1,686   1,631    1,609   1,638    1,575    1,584   1,565   1,565
DEPRECIATION AND
  AMORTIZATION..............  3,844    3,907    4,009    3,919    3,505   3,459    3,239   3,160    2,934    2,721   2,596   2,417
TAXES AND TAX EQUIVALENTS...  1,066    1,074      954      936      697     670      660     662      797      766     759     681
NET ELECTRIC OPERATING
  INCOME....................  4,268    4,138    5,238    5,598    5,493   5,275    4,972   5,123    4,514    4,618   4,360   4,496

  Notes: - Totals may not equal sum of components because of independent rounding. - The 1998-2003 data represent those utilities meeting a threshold of 150 million kilowatthours sales to ultimate customers and/or 150 million kilowatthours of sales for resale for the two previous years. The 1992-1997 data represent those utilities meeting a threshold of 120 million kilowatthours sales to ultimate customers and/or 120 million kilowatthours of sales for resale for the two previous years.

  Source: Energy Information Administration, EIA Form-412, "Annual Electric Industry Financial Report," and predecessor forms.

TABLE 8.4. REVENUE AND EXPENSE STATISTICS FOR MAJOR U.S. PUBLICLY OWNED ELECTRIC
           UTILITIES (WITHOUT GENERATION FACILITIES), 1992 THROUGH 2003

           (Million Dollars)

         DESCRIPTION          2003(1)  2002(1)  2001(1)  2000     1999     1998     1997     1996    1995     1994    1993    1992
----------------------------  -------  -------  -------  ----     ----     ----     ----     ----    ----     ----    ----    ----
OPERATING REVENUE -
  ELECTRIC.................. 12,454   11,546   10,417    9,904    9,354    8,790    8,586    8,582   8,435    7,996   7,523   7,247
OPERATING EXPENSES -
  ELECTRIC.................. 11,481   10,703    9,820    9,355    8,737    8,245    8,033    8,123   7,979    7,567   7,063   6,844
OPERATION INCLUDING FUEL ... 10,095    9,439    8,864    8,424    7,874    7,437    7,117    7,359   7,173    6,858   6,425   6,245
   Production...............  8,865    8,311    7,863    7,486    7,015    6,661    6,240    6,578   6,422    6,185   5,761   5,617
   Transmission.............    105       93       61       64       48       44       57       51      35       34      34      33
   Distribution.............    348      320      311      280      261      230      304      234     204      190     189     176
   Customer Accounts........    172      163      164      155      143      130      139      141     125      119     117     109
   Customer Service.........     31       39       26       22       22       21       16       18      18       17      17      16
   Sales....................     11       10       15       16       14        9       13       12      10       10       9      12
   Administrative and
    General.................    562      504      423      402      371      342      348      325     358      303     298     282
MAINTENANCE.................    418      389      304      286      272      263      338      244     250      234     207     193
DEPRECIATION AND
  AMORTIZATION..............    711      631      405      394      369      330      354      322     313      274     257     251
TAXES AND TAX EQUIVALENTS...    257      244      247      251      223      215      225      206     244      201     175     155
NET ELECTRIC OPERATING
  INCOME....................    974      843      597      549      617      545      552      459     457      429     460     404

(1) For 2001 - 2003, California Department of Water Resources - Electric Energy Fund data were included in these statistics. In response to the energy shortfall in California, in 2001 the California State legislature authorized the California Department of Water Resources, using its undamaged borrowing capability, to enter the wholesale markets on behalf of the California retail customers effective on January 17, 2001 and for the period ending December 31, 2002. Their 2001 revenue collected were $5,501,000,000 with purchased power costs of $12,055,000,000. Their 2002 revenue collected were $4,210,000,000 with purchased power costs of $3,827,749,811. Their 2003 revenue collected were $4,627,000,000 with purchased power costs of $4,732,000,000. The California Public Utility Commission was required by statute to establish the procedures for retail revenue recovery mechanisms for their purchase power costs in the future.

    Notes: - Totals may not equal sum of components because of independent rounding. - The 1998-2003 data represent those utilities meeting a threshold of 150 million kilowatthours sales to ultimate customers and/or 150 million kilowatthours of sales for resale for the two previous years. The 1992-1997 data represent those utilities meeting a threshold of 120 million kilowatthours sales to ultimate customers and/or 120 million kilowatthours of sales for resale for the two previous years.

    Source: Energy Information Administration, EIA Form-412, "Annual Electric Industry Financial Report," and predecessor forms.

50         Energy Information Administration/Electric Power Annual 2003

TABLE 8.5. REVENUE AND EXPENSE STATISTICS FOR U.S. FEDERALLY OWNED ELECTRIC
           UTILITIES, 1992 THROUGH 2003

           (Million Dollars)

          DESCRIPTION             2003    2002    2001    2000    1999    1998    1997   1996    1995    1994    1993       1992
--------------------------------  ----    ----    ----    ----    ----    ----    ----   ----    ----    ----    ----       ----
OPERATING REVENUE - ELECTRIC.... 11,798  11,470  12,458  10,685  10,186   9,780   8,833  9,082   8,743   8,552   8,141      7,872
OPERATING EXPENSES - ELECTRIC...  8,763   8,665  10,013   8,139   7,775   7,099   5,999  6,390   6,162   6,303   6,056      5,883
OPERATION INCLUDING FUEL........  6,498   6,419   7,388   5,873   5,412   5,184   4,073  4,514   4,615   4,877   4,827      4,595
   Production...................  5,175   5,236   6,247   5,497   4,890   4,735   3,686  4,109   4,219   4,464   4,272      4,144
   Transmission.................    307     244     354     332     349     323     327    328     290     304     319        272
   Distribution.................      1       1       1       2       2       2       1      1       2       2       2          2
   Customer Accounts............      4      10      16       6       1       1       1      3       2       4       4          3
   Customer Service.............     63      60      60      48      50      51      42     46      29      28      27         26
   Sales........................     20       6       6      10      28      14      13      7      41       9       6          5
   Administrative and General...    927     862     705     467     528     535     444    451     431     442     578        537
MAINTENANCE.....................    600     566     521     488     436     476     441    432     398     377     381        394
DEPRECIATION AND AMORTIZATION...  1,335   1,351   1,790   1,471   1,623   1,175   1,214  1,187     896     746     611        653
TAXES AND TAX EQUIVALENTS.......    329     328     315     308     304     264     272    256     252      56     237        241
NET ELECTRIC OPERATING INCOME...  3,035   2,805   2,445   2,546   2,411   2,681   2,834  2,692   2,581   2,249   2,085      1,989

   Note: Totals may not equal sum of components because of independent rounding.

   Source: Energy Information Administration, Form EIA-412, "Annual Electric Industry Financial Report," and predecessor forms.

TABLE 8.6. REVENUE AND EXPENSE STATISTICS FOR U.S. COOPERATIVE BORROWER OWNED
           ELECTRIC UTILITIES, 1992 THROUGH 2003

           (Million Dollars)


          DESCRIPTION              2003   2002(R)   2001    2000    1999    1998     1997    1996    1995     1994    1993    1992
--------------------------------   ----   -------   ----    ----    ----    ----     ----    ----    ----     ----    ----    ----
OPERATING REVENUE - ELECTRIC....  29,228  27,458   26,458  25,629  23,824  23,988   23,321  24,424  24,609   23,777  24,873  23,325
OPERATION AND MAINTENANCE
  EXPENSES......................  26,361  24,561   23,763  22,982  21,283  21,223   20,715  23,149  21,741   20,993  21,675  20,353
OPERATION INCLUDING FUEL........  24,076  22,383   21,703  20,942  19,336  19,280   18,405  20,748  19,334   18,650  19,292  18,038
   Production...................  19,559  18,143   17,714  17,080  15,706  15,683   15,105  17,422  15,907   15,471  16,101  15,059
   Transmission.................     637     579      524     525     466     452      339     372     366      322     336     324
   Distribution.................   1,787   1,681    1,589   1,530   1,451   1,440    1,134   1,133   1,127    1,053   1,044     980
   Customer Accounts............     579     545      532     487     455     446      382     375     383      374     386     369
   Customer Service.............     140     136      119     133     132     132      118     118     112      105     101      95
   Sales........................      79      79       88      82      81      77       61      72      72       61      57      52
   Administrative and General...   1,295   1,219    1,137   1,104   1,045   1,050    1,266   1,257   1,367    1,265   1,265   1,160
DEPRECIATION AND AMORTIZATION...   2,076   1,992    1,895   1,820   1,747   1,732    1,727   1,787   1,778    1,742   1,768   1,709
TAXES AND TAX EQUIVALENTS.......     209     186      164     220     200     211      583     614     628      601     616     605
NET ELECTRIC OPERATING INCOME...   2,867   2,897    2,696   2,647   2,541   2,764    2,606   2,872   2,868    2,784   3,197   2,973

   R = Revised.

   Note: Totals may not equal sum of components because of independent rounding.

   Source: U.S. Department of Agriculture, Rural Utilities Service (prior Rural Electrification Administration), Statistical Report, Rural Electric Borrowers publications, as compiled from RUS Form 7 and RUS Form 12.

          Energy Information Administration/Electric Power Annual 2003        51

                       CHAPTER 9. DEMAND-SIDE MANAGEMENT

52        Energy Information Administration/Electric Power Annual 2003

TABLE 9.1. DEMAND-SIDE MANAGEMENT ACTUAL PEAK LOAD REDUCTIONS BY PROGRAM
           CATEGORY, 1992 THROUGH 2003

           (Megawatts)

               ITEM                    2003   2002    2001    2000    1999    1998    1997    1996    1995   1994     1993   1992
-----------------------------------    ----   ----    ----    ----    ----    ----    ----    ----    ----   ----     ----   ----
TOTAL ACTUAL PEAK LOAD
   REDUCTION(1).............         22,904  22,936  24,955  22,901  26,455  27,231  25,284  29,893  29,561  25,001  23,069 17,204
   Energy Efficiency........         13,581  13,420  13,027  12,873  13,452  13,591  13,326  14,243  13,212  11,662  10,368  7,890
   Load Management..........          9,323   9,516  11,928  10,027  13,003  13,640  11,958  15,650  16,347  13,340  12,701  9,314

(1) Represents the actual reduction in annual peak load achieved by all program participants during the reporting year, at the time of annual peak load, as opposed to the installed peak load reduction capability (Potential Peak Load Reduction). Actual peak load reduction is reported by large utilities only, those with annual sales to ultimate customers or sales for resale greater than or equal to 150 million kilowatthours in 1998-2003 and 120 million kilowatthours in 1992-1997.

    Note: Totals may not equal sum of components because of independent rounding.

    Source: Energy Information Administration, Form EIA-861, "Annual Electric Power Industry Report."

TABLE 9.2. DEMAND-SIDE MANAGEMENT PROGRAM ANNUAL EFFECTS BY PROGRAM CATEGORY,
           1992 THROUGH 2003

                 ITEM                    2003   2002   2001     2000    1999    1998    1997   1996    1995   1994    1993     1992
-------------------------------------    ----   ----   ----     ----    ----    ----    ----   ----    ----   ----    ----     ----
                                                                        ANNUAL EFFECTS - ENERGY EFFICIENCY
LARGE UTILITIES(1)
   Actual Peak Load Reduction
    (MW)(2)..........................   13,581 13,420 13,027   12,873  13,452  13,591  13,327 14,243  13,212 11,662  10,368   7,890
   Energy Savings (Thousand MWh).....   48,245 52,285 52,946   52,827  49,691  48,775  55,453 59,853  55,328 49,720  41,119  31,779
                                                                         ANNUAL EFFECTS - LOAD MANAGEMENT
LARGE UTILITIES(1)
   Actual Peak Load Reduction (MW)...    9,323  9,516 11,928   10,027  13,003  13,640  11,958 15,650  16,349 13,339  12,701   9,314
   Potential Peak Load Reductions
   (MW)(3)...........................   25,290 26,888 27,730   28,496  30,118  27,840  27,911 34,101  33,817 31,255  29,140  24,552
   Energy Savings (Thousand MWh).....    2,020  1,790  1,816      875     872     392     953  1,989   2,093  2,763   4,175   4,114

(1) Represents the actual reduction in annual peak load achieved by all program participants during the reporting year, at the time of annual peak load, as opposed to the installed peak load reduction capability (Potential Peak Load Reduction). Actual peak load reduction is reported by large utilities only, those with annual sales to ultimate customers or sales for resale greater than or equal to 150 million kilowatthours in 1998-2003 and 120 million kilowatthours in 1992-1997.

(2) Represents the actual reduction in annual peak load achieved by customers, at the time of annual peak load.

(3) Represents the potential peak load reduction as a result of load management, and also includes the actual peak load reduction achieved by energy efficiency programs.

    Note: Totals may not equal sum of components because of independent rounding.

    Source: Energy Information Administration, Form EIA-861, "Annual Electric Power Industry Report."

TABLE 9.3. DEMAND-SIDE MANAGEMENT PROGRAM INCREMENTAL EFFECTS BY PROGRAM
           CATEGORY, 1992 THROUGH 2003

                 ITEM                     2003   2002   2001    2000    1999    1998    1997   1996    1995   1994    1993    1992
-------------------------------------     ----   ----   ----    ----    ----    ----    ----   ----    ----   ----    ----    ----
                                                                 INCREMENTAL EFFECTS - ENERGY EFFICIENCY
LARGE UTILITIES(1)
   Actual Peak Load Reduction
   (MW)(2)...........................       945  1,054    999     720     695     796   1,065  1,381   1,561  1,751   1,839  1,501
   Energy Savings (Thousand MWh).....     2,939  3,543  4,402   3,284   3,027   3,324   4,661  6,361   7,901  8,054   8,601  5,338
SMALL UTILITIES(3)
   Actual Peak Load Reduction
   (MW)(2)...........................        90     49     20      25      22      12      12      2       7      9       9     17
   Energy Savings (Thousand MWh).....         8    192      8       8       8      37      10      7      16     11      12     12
                                                                  INCREMENTAL EFFECTS - LOAD MANAGEMENT
LARGE UTILITIES(1)
   Actual Peak Load Reduction
   (MW)(2)...........................     1,084  1,160  1,297     919   1,568   1,821   1,261  5,027   3,039  1,418   2,809  2,437
   Potential Peak Load Reductions
   (MW)(4)...........................     1,981  2,655  2,448   2,439   6,457   2,832   2,475  2,309   4,930  5,153   5,298  6,077
   Energy Savings (Thousand MWh).....        29     65    905      63      67      37     171    482     321    178     508    447
SMALL UTILITIES(3)
   Actual Peak Load Reduction
   (MW)(2)...........................        81     54     45     137      54     124     130     50      29     56     110    315
   Potential Peak Load Reductions
   (MW)(4)...........................       131     76    177     190      84     160     183     90      41     81     291    657
   Energy Savings (Thousand MWh).....         4      2      4       9       2       7      19      6       3      8      11     37

(1) Represents the actual reduction in annual peak load achieved by all program participants during the reporting year, at the time of annual peak load, as opposed to the installed peak load reduction capability (Potential Peak Load Reduction). Actual peak load reduction is reported by large utilities only, those with annual sales to ultimate customers or sales for resale greater than or equal to 150 million kilowatthours in 1998-2003 and 120 million kilowatthours in 1992-1997.

(2) Represents the actual reduction in annual peak load achieved by customers, at the time of annual peak load.

(3) Refers to electric utilities with annual sales to ultimate customers or sales for resale less than 150 million kilowatthours in 1998-2001 and 120 million kilowatthours in 1992-1997.

(4) Represents the potential peak load reduction as a result of load management, and also includes the actual peak load reduction achieved by energy efficiency programs.

    Note: Totals may not equal sum of components because of independent rounding.

    Source: Energy Information Administration, Form EIA-861, "Annual Electric Power Industry Report."

          Energy Information Administration/Electric Power Annual 2003        53

TABLE 9.4. DEMAND-SIDE MANAGEMENT PROGRAM ANNUAL EFFECTS BY SECTOR, 1992 THROUGH 2003

      ITEM                  2003     2002     2001     2000     1999     1998     1997     1996     1995     1994     1993     1992
      ----                 ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
.......................                                    ACTUAL PEAK LOAD REDUCTIONS(1) (MW)
LARGE UTILITIES(2)
 Residential .........      9,431    9,137    9,619    9,446    9,976    9,327   10,799   11,471   10,930    9,638    8,851    7,606
 Commercial ..........      6,774    6,839    8,210    6,987    7,777    9,482    8,174    8,678    8,057    6,927    7,541    4,598
 Industrial ..........      6,594    6,500    6,553    6,141    6,360    7,927    5,812    9,083   10,033    7,977    6,270    4,467
 Transportation.......        105       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA
 Other ...............         NA      460      573      327    2,342      495      498      661      545      460      407      532
  TOTAL ..............     22,904   22,936   24,955   22,901   26,455   27,231   25,284   29,893   29,561   25,001   23,069   17,204
.......................                                  POTENTIAL PEAK LOAD REDUCTIONS (3) (MW)
LARGE UTILITIES(2)
 Residential .........     12,525   12,072   12,274   12,970   12,812   13,022   16,662   14,697   14,047   13,851   12,868   11,058
 Commercial ..........      8,943    9,298   10,469    9,114    8,868   12,210   12,896   12,452   11,495    9,915   11,821    7,002
 Industrial ..........     17,298   18,321   17,344   18,775   17,237   15,512   11,035   20,275   20,715   18,271   13,957   13,367
 Transportation.......        105       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA
 Other ...............         NA      617      670      510    4,653      686      644      921      772      881      862    1,014
  TOTAL ..............     38,871   40,308   40,757   41,369   43,570   41,430   41,237   48,344   47,029   42,917   39,508   32,442
                                                             ENERGY SAVINGS (THOUSAND MWH)
LARGE UTILITIES(2)
 Residential .........     13,469   15,438   16,027   16,287   16,263   16,564   17,830   20,585   20,253   21,028   19,241   15,322
 Commercial ..........     25,089   24,391   24,217   25,660   23,375   25,125   27,898   29,186   26,187   21,773   16,567   12,301
 Industrial ..........     11,156   11,339   11,313    9,160    8,156    3,347    8,684   10,493    9,620    8,568    8,644    7,192
 Transportation.......        551       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA
 Other ...............         NA    2,907    3,206    2,593    2,770      831    1,694    1,578    1,360    1,114      842      748
  TOTAL ..............     50,265   54,075   54,762   53,701   50,563   49,167   56,406   61,842   57,421   52,483   45,294   35,563
                           ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------

----------
(1) Represents the actual reduction in annual peak load achieved by all program participants during the reporting year, at the time of annual peak load, as opposed to the installed peak load reduction capability (Potential peak load reduction). Actual Peak load reduction is reported by large utilities only, those with annual sales to ultimate customers or sales for resale greater than or equal to 150 million kilowatthours in 1998-2003 and 120 million kilowatthours in 1992-1997.

(2) Refers to electric utilities with annual sales to ultimate customers or sales for resale greater than or equal to 150 million kilowatthours in 1998-2003 and 120 million kilowatthours in 1992-1997.

(3) Represents the potential peak load reduction as a result of load management, and also includes the actual peak load reduction achieved by energy efficiency programs.

    NA = Not available.

    Note: Totals may not equal sum of components because of independent rounding.

    Source: Energy Information Administration, Form EIA-861, "Annual Electric Power Industry Report."

TABLE 9.5. DEMAND-SIDE MANAGEMENT PROGRAM INCREMENTAL EFFECTS BY SECTOR, 1992 THROUGH 2003

        ITEM           2003     2002     2001     2000     1999     1998     1997     1996     1995     1994     1993     1992
        ----           -----    -----    -----    -----    -----    -----    -----    -----    -----    -----    -----    -----
                                                        ACTUAL PEAK LOAD REDUCTIONS(1) (MW)
LARGE UTILITIES(2)
 Residential ......      640      895      790      572      605      599      743      792      860    1,083    1,147    1,112
 Commercial .......      528      527      742      515      684     1176      699      935     1176    1,244    1,427    1,251
 Industrial .......      849      680      640      502      929      799      836    1,870    2,426      785    2,014    1,451
 Transportation ...       12       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA
 Other ............       NA      112      124       50       45       43       48       93      139       57       61      108
  TOTAL ...........    2,029    2,214    2,296    1,640    2,263    2,617    2,326    3,690    4,601    3,169    4,648    3,922
SMALL UTILITIES(3)
 Residential ......       88       48       32       37       27       35       40       30       20       27       76      139
 Commercial .......       58       41       15       37       22       34       21        9       10        7       35       32
 Industrial .......       25       12       16       62        7       56       61        8        4       24       47      113
 Transportation ...        0       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA
 Other ............       NA        0        0       26       19       10       20        5        2        6       28       48
  TOTAL ...........      171      101       63      162       76      136      142       52       36       65      185      332
U.S. TOTAL ........    2,200    2,317    2,361    1,802    2,339    2,753    2,468    3,742    4,637    3,234    4,833    4,254
                                                       POTENTIAL PEAK LOAD REDUCTIONS (4) (MW)
LARGE UTILITIES(2)
 Residential ......      752    1,311      900      699      753      751      960      950    1,231    1,467       NA       NA
 Commercial .......      602      751    1,115      565      718    1,863      853    1,512    1,697    2,115       NA       NA
 Industrial .......    1,551    1,506    1,277    1,815    5,612    1,438    1,669    3,800    3,368    1,997       NA       NA
 Transportation ...       21       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA
 Other ............       NA      141      155       79       68       76       58      146      195      326       NA       NA
  TOTAL ...........    2,926    3,709    3,447    3,159    7,151    3,628    3,540    6,408    6,491    5,905    7,157    7,578
SMALL UTILITIES(3)
 Residential ......      116       64      158       55       41       49       59       46       27       38       NA       NA
 Commercial .......       73       43       19       51       25       41       35       17       13       12       NA       NA
 Industrial .......       32       15       18       64        9       70       72       16        6       31       NA       NA
 Transportation ...        0       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA
 Other ............       NA        3        2       44       31       12       30       13        2        8       NA       NA
  TOTAL ...........      221      125      197      215      106      172      196       92       48       89      300      674
U.S. TOTAL ........    3,147    3,834    3,644    3,374    7,257    3,800    3,736    6,500    6,539    5,994    7,457    8,252
                                                            ENERGY SAVINGS (THOUSAND MWH)
LARGE UTILITIES(2)
 Residential ......      868    1,203    1,365      856      990      909    1,055    1,179    1,630    2,194    2,780    2,165
 Commercial .......    1,356    1,583    1,867    1,780    1,502    1,703    2,382    3,537    4,594    4,449    4,557    3,333
 Industrial .......      732      706    1,698      547      475      645    1,059    1,787    1,678    1,325    1,518    1,014
 Transportation ...       12       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA
 Other ............       NA      116      376      164      127      104      336      341      320      262      125      151
  TOTAL ...........    2,968    3,608    5,307    3,347    3,094    3,361    4,832    6,844    8,222    8,230    8,980    6,664
SMALL UTILITIES(3)
 Residential ......        7       45        5        9        4        8       10        7        9       13       13       14
 Commercial .......        5      148        3        4        3        6        3        3        5        3        4        5
 Industrial .......        1        2        2        1        1        3        8        2        5        1        3       26
 Transportation ...        0       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA       NA
 Other ............       NA        *        3        3        1        1        7        1        2        1        2        3
  TOTAL ...........       13      194       13       17        9       18       28       13       21       18       22       48
U.S. TOTAL ........    2,981    3,802    5,318    3,364    3,103    3,379    4,860    6,857    8,243    8,248    9,002    6,712
                       -----    -----    -----    -----    -----    -----    -----    -----    -----    -----    -----    -----

----------
(1) Represents the actual reduction in annual peak load achieved by customers, at the time of annual peak load.

(2) Refers to electric utilities with sales to ultimate customers or sales for resale greater than or equal to 150 million kilowatthours in 1998-2003 and 120 million kilowatthours in 1992-1997.

(3) Refers to electric utilities with sales to ultimate customers or sales for resale less than 150 million kilowatthours in 1998-2003 and 120 million kilowatthours in 1992-1997.

(4) Represents the potential peak load reduction as a result of load management, and also includes the actual peak load reduction achieved by energy efficiency programs.

54          Energy Information Administration/Electric Power Annual 2003

----------
NA = Not available.

* = Value is less than half of the smallest unit of measure (e.g., for values with no decimals, the smallest unit is "1" and values under 0.5 are shown as "*".)

Note: Totals may not equal sum of components because of independent rounding.

Source: Energy Information Administration, Form EIA-861, "Annual Electric Power Industry Report."

        Energy Information Administration/Electric Power Annual 2003          55

TABLE 9.6. DEMAND-SIDE MANAGEMENT PROGRAM ENERGY SAVINGS, 1992 THROUGH 2003
           (Thousand megawatthours)

      ITEM                  2003     2002     2001     2000     1999     1998     1997     1996     1995     1994     1993     1992
      ----                 ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
TOTAL ENERGY SAVINGS(1)..  50,265   54,075   54,762   53,701   50,563   49,167   56,406   61,842   57,421   52,483   45,294   35,563
Energy Efficiency .......  48,245   52,285   52,946   52,827   49,691   48,775   55,453   59,853   55,328   49,720   41,119   31,779
Load Management .........   2,020    1,790    1,816      875      872      392      953    1,989    2,093    2,763    4,175    4,114
                           ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------

----------
(1) Refers to electric utilities with annual sales to ultimate customers or sales for resale greater than or equal to 150 million kilowatthours in 1998-2003 and 120 million kilowatthours in 1992-1997.

Note: Totals may not equal sum of components because of independent rounding.

Source: Energy Information Administration, Form EIA-861, "Annual Electric Power Industry Report."

TABLE 9.7. DEMAND-SIDE MANAGEMENT PROGRAM DIRECT AND INDIRECT COSTS, 1992
           THROUGH 2003
           (Thousand Dollars)

     ITEM                             2003       2002       2001       2000       1999       1998
     ----                           ---------  ---------  ---------  ---------  ---------  ---------
DIRECT COST(1).................     1,159,540  1,420,937  1,455,602  1,384,232  1,250,689  1,233,018
 Energy Efficiency.............       807,403  1,007,323  1,097,504    938,666    820,108    766,384
 Load Management...............       352,137    413,614    358,098    445,566    430,581    466,634
INDIRECT COST (2)..............       137,670    204,600    174,684    180,669    172,955    187,902
TOTAL DSM COST(3)..............     1,297,210  1,625,537  1,630,286  1,564,901  1,423,644  1,420,920
                                    ---------  ---------  ---------  ---------  ---------  ---------

     ITEM                              1997      1996       1995        1994       1993       1992
     ----                           ---------  ---------  ---------  ---------  ---------  ---------
DIRECT COST(1).................     1,347,245  1,623,588  2,004,942  2,254,059  2,289,267         NA
 Energy Efficiency.............       892,468  1,051,922  1,408,542  1,592,125  1,607,952         NA
 Load Management...............       454,777    571,666    596,400    661,934    681,315         NA
INDIRECT COST (2)..............       288,775    278,609    416,342    461,598    454,266         NA
TOTAL DSM COST(3)..............     1,636,020  1,902,197  2,421,284  2,715,657  2,743,533  2,348,094
                                    ---------  ---------  ---------  ---------  ---------  ---------

----------
(1) Reflects electric utility costs incurred during the year that are identified with one of the demand-side program categories.

(2) Reflects costs not directly attributable to specific programs.

(3) Reflects the sum of the total incurred direct and indirect utility cost for the year. Utility costs reflect the total cash expenditures for the year, in nominal dollars, that flow out to support demand-side management programs.

    NA = Not available.

    Note: Totals may not equal sum of components because of independent rounding.

    Source: Energy Information Administration, Form EIA-861, "Annual Electric Power Industry Report."

56         Energy Information Administration/Electric Power Annual 2003

                                   APPENDICES

         Energy Information Administration/Electric Power Annual 2003         57

                                   APPENDIX A.
                                 TECHNICAL NOTES

This appendix describes how the Energy Information Administration (EIA) collects, estimates, and reports electric power data in the Electric Power Annual. Following is a description of the ongoing data quality efforts and sources of data for the Electric Power Annual.

                                  DATA QUALITY

The Electric Power Annual (EPA) is prepared by the Electric Power Division, Office of Coal, Nuclear, Electric and Alternate Fuels (CNEAF), Energy Information Administration (EIA), U.S. Department of Energy (DOE). The CNEAF office performs routine reviews of the data collected and the forms on which they are collected. Additionally, to assure that the data is collected from the complete set of respondents, CNEAF routinely reviews the frames for each data collection.

UNIFIED DATA SUBMISSION PROCESS

Data are either received on paper forms or entered directly by respondents into CNEAF's Internet Data Collection System (IDC). Hard copy forms are keyed by EIA into the IDC. All data are subject to review via edits built into the IDC, additional quality assurance reports, and review by subject matter experts. Questionable data values are verified through contacts with respondents. Also, survey non-respondents are identified and contacted.

RELIABILITY OF DATA

Annual survey data have nonsampling errors. Non-sampling errors can be attributed to many sources: (1) inability to obtain complete information about all cases in the sample (i.e., nonresponse); (2) response errors; (3) definitional difficulties; (4) differences in the interpretation of questions;
(5) mistakes in recording or coding the data; and (6) other errors of collection, response, coverage, and estimation for missing data.

Although no direct measurement of the biases due to nonsampling errors can be obtained, precautionary steps were taken in all phases of the frame development and data collection, processing, and tabulation processes, in an effort to minimize their influence. See the Data Processing and Data System Editing section for each EIA Form for an in-depth discussion of how the sampling and nonsampling errors are handled in each case.

DATA REVISION PROCEDURE

The Office of Coal, Nuclear, Electric, and Alternate Fuels (CNEAF) has adopted the following procedures with respect to the revision of data disseminated in energy data products:

      - Annual survey data are disseminated either as preliminary or final when first appearing in a data product. Data initially released as preliminary will be so noted in the data product. These data should be released as final by the next dissemination of the same product; however, if final data are available at an earlier interval they may be released in another product.

      - All monthly and quarterly survey data are first disseminated as preliminary. These data are revised only after the completion of the 12-month cycle of the data. No revisions are made to the published data before this unless significant errors are discovered that are brought to the attention of the Office Director by the responsible Division Director. In that case, determination as to whether the data should be revised will be made as in item 5 below.

      - Weekly and monthly coal production data are first disseminated as estimates. These estimates are revised when quarterly data become available and later finalized when adjusted to conform to final annual production data.

      - Any CNEAF data released as preliminary or estimated will be revised, if necessary, and disseminated as final at the same levels of aggregation in a future data product.

      - After data are disseminated as final, further revisions will be considered if they make a difference of one percent or greater at the national level. Revisions for differences that do not meet the one percent or greater threshold will be brought to the attention of the Office Director for consideration if the responsible Division Director believes the proposed revision is significant. In either case, the proposed revision will be subject to the EIA revision policy concerning how it affects other EIA products.

58         Energy Information Administration/Electric Power Annual 2003

      - The stages of the data (e.g., preliminary, estimated, final, revised) will be so designated in table/figure titles, headers, or footnotes, or in the accompanying text.

      - The magnitudes of changes due to revisions experienced in the past will be included periodically in the data products, so that the reader can assess the accuracy of the data.

      - The CNEAF data revision procedures should be referenced in each data product release.

The Electric Power Annual presents the most current annual data available to the EIA. The statistics may differ from those published previously in EIA publications due to corrections, revisions, or other adjustments to the data subsequent to its original release. On a chapter basis, the status (preliminary versus final) of the data contained in the EPA follows:

      - CHAPTER 1, GENERATION Based on data from the Form EIA-906. All data are final.

      - CHAPTER 2, CAPACITY Based on data from the Form EIA-860. All data are final.

      - CHAPTER 3, DEMAND, CAPACITY RESOURCES, AND CAPACITY MARGINS Based on data from the Form EIA-411. All data are final.

      - CHAPTER 4, FUEL Based on data from the Form EIA-906, EIA-423 and FERC Form 423. All data are final.

      - CHAPTER 5, EMISSIONS Based on data from the Form EIA-767 and the Form EIA-906, and on data extracted from the U.S. Environmental protection Agency's Continuous Emission Monitoring System database. The emissions estimates for 2003 are preliminary.

      - CHAPTER 6, TRADE Based on data from the Form EIA-861 and on import/export data from the National Energy Board of Canada and the Office of Fuels Programs, Fossil Energy, Form FE-781R. All data are final.

      - CHAPTER 7, RETAIL CUSTOMERS, SALES, AND REVENUES Based on data on sales, revenue, and average retail price of electricity from the Form EIA-861. All data are final.

      - CHAPTER 8, REVENUE AND EXPENSE STATISTICS Based on financial data from the Federal Energy Regulatory Commission Form 1, Form EIA-412, and Rural Utility Services Form 7 and Form 12. All data are final.

      - CHAPTER 9, DEMAND-SIDE MANAGEMENT Based on data on demand-side management from the Form EIA-861. All data are final.

                    ROUNDING AND PERCENT CHANGE CALCULATIONS

ROUNDING RULES FOR DATA. Given a number with r digits to the left of the decimal and d+t digits in the fraction part, with d being the place to which the number is to be rounded and t being the remaining digits which will be truncated, this number is rounded to r+d digits by adding 5 to the (r+d+1)th digit when the number is positive or by subtracting 5 when the number is negative. The t digits are then truncated at the (r+d+1)th digit. The symbol for a number rounded to zero is (*).

Percent Difference. The following formula is used to calculate percent differences.

Percent Difference = (x(t(2)) - x(t(1))) / (x(t(1)) X 100,

where x (t(1)) and x (t(2)) denote the quantity at year t(1) and subsequent year t(2).

                   DATA SOURCES FOR ELECTRIC POWER ANNUAL

Data published in the Electric Power Annual are compiled from forms filed annually or aggregated to an annual basis from monthly forms by electric utilities and electricity generators (see figure on EIA Electric Industry Data Collection on the next page). The EIA forms used are:

      -     Form EIA-411, "Coordinated Bulk Power Supply Program Report;"

      -     Form EIA-412, "Annual Electric Industry Financial Report;"

      - Form EIA-423, "Monthly Cost and Quality of Fuels for Electric Plants Report;"

      -     Form EIA-767, "Steam-Electric Plant Operation and Design Report;"

      -     Form EIA-860, "Annual Electric Generator Report;"

      -     Form EIA-861, "Annual Electric Power Industry Report;" and

      -     Form EIA-906, "Power Plant Report."

           Energy Information Administration/Electric Power Annual 2003       59

A brief description of each of these forms can be found on the EIA website on the Internet with the following URL:
http://www.eia.doe.gov/cneaf/electricity/page/define.html

Each of these forms is summarized below.

Survey data from other Federal sources is also utilized for this publication. They include:

      - Fossil Energy Form FE-781R, "Annual Report of International Electric Export/Import Data;" (Department of Energy, Office of Emergency Planning Department of Energy, Office of Fuels Programs);

      - Federal Energy Regulatory Commission (FERC) Form 1, "Annual Report of Major Electric Utilities, Licensees, and Others;"

      - Federal Energy Regulatory Commission Form 423, "Cost and Quality of Fuels for Electric Plants;"

      -     Rural Utility Services Form 7, "Financial and Statistical Report;"
            and

      -     Rural Utility Services Form 12, "Operating Report - Financial."

In addition to the above-named forms, the historical data published in the EPA are compiled from the following sources: Form EIA-759, "Monthly Power Plant Report," Form EIA-860A, "Annual Electric Generator Report - Utility," Form EIA-860B, "Annual Electric Generator Report - Nonutility," and Form EIA-900, "Monthly Nonutility Power Report."

Additionally, some data reported in this publication were acquired from the National Energy Board of Canada.

FORM EIA-411

The Form EIA-411 is filed annually as a voluntary report. The information reported includes: (1) actual energy and peak demand for the preceding year and five additional years; (2) existing and future generating capacity; (3) scheduled capacity transfers; (4) projections of capacity, demand, purchases, sales, and scheduled maintenance; and (5) bulk power system maps. The report present various North American Electric Reliability Council (NERC) regional council aggregate totals for their member electric utilities, with some nonmember information included.

INSTRUMENT AND DESIGN HISTORY. The Form EIA-411 program was initiated under the Federal Power Commission Docket R-362, reliability and adequacy of electric service, and Orders 383-2, 383-3, and 383-4. The Department of Energy, established in October 1977, assumed the responsibility for this activity. This form is considered voluntary under the authority of the Federal Power Act (Public Law 88-280), The Federal Energy Administration Act of 1974 (Public Law 93-275), and the Department of Energy Organization Act (Public Law 95-91). The responsibility for collecting these data had been delegated to the Office of Emergency Planning and Operations within the Department of Energy and was returned to EIA for the reporting year 1996.

DATA PROCESSING AND DATA SYSTEM EDITING. The 10 North American Electric Reliability Councils file the Form EIA-411 annually on June 1. The 10 North American Electric Reliability Councils file a joint response through the NERC Headquarters annually on the Form EIA-411. The forms are compiled from data furnished by electricity generators (members, associates, and nonmembers) within the council areas.

CONFIDENTIALITY OF THE DATA. Most of the data collected on the Form EIA-411 are not considered confidential. However, plant latitudes and longitudes and tested heat rate data are considered confidential and must adhere to EIA's "Policy on the Disclosure of Individually Identifiable Energy Information in the Possession of the EIA" (45 Federal Register 59812 (1980)).

FORM EIA-412

The Form EIA-412 is a restricted-universe census (no companies that fall below a pre-identified threshold are required to file) used annually to collect accounting, financial, and operating data from major publicly owned electric utilities in the United States. Those publicly owned electric utilities engaged in the generation, transmission, or distribution of electricity which had 150,000 megawatthours of sales to ultimate consumers and/or 150,000 megawatthours of sales for resale for the two previous years, as reported on the Form EIA-861, "Annual Electric Utility Report," must submit the Form EIA-412. Beginning with the 2001 data collection, the plant statistics reported on
Schedule 9 were also collected from unregulated entities that own plants with a nameplate capacity of 10 megawatts or greater. Also beginning with the 2003 collection, the transmission data reported in Schedules 10 and 11 were collected from each generation and transmission cooperative owning transmission lines having a nominal voltage of 132 kilovolts or greater.

The 1992-1997 data represent those electric utilities meeting a threshold of 120,000 megawatthours for ultimate consumers' sales and or resales. The criteria used to select the respondents for this survey fit approximately 500 publicly owned electric utilities. Federal electric utilities are required to file the Form EIA-412. The financial data for the U.S. Army Corps of Engineers (except for Saint Mary's Falls at Sault Ste. Marie, Michigan); the U.S. Department of Interior, Bureau of Reclamation; and the U.S. International Boundary and Water Commission were collected on the Form EIA-412 from the Federal power marketing administrations.

60       Energy Information Administration/Electric Power Annual 2003

                     EIA ELECTRIC INDUSTRY DATA COLLECTION

               [EIA ELECTRIC INDUSTRY DATA COLLECTION FLOW CHART]

          Energy Information Administration/Electric Power Annual 2003        61

INSTRUMENT AND DESIGN HISTORY. The Federal Power Commission (FPC) created the FPC Form 1M in 1961 as a mandatory survey. It became the responsibility of the EIA in October 1977 when the FPC was merged with DOE. In 1979, the FPC Form 1M was superseded by the Economic Regulatory Administration (ERA) Form ERA-412, and in January 1980 by the Form EIA-412.

DATA PROCESSING AND DATA SYSTEM EDITING. The Form EIA-412 is made available on EIA's Internet Data Collection system in January to collect data as of the end of the preceding calendar year. The completed surveys are due to EIA on or before April 30. Non-response follow-up procedures are used to attain 100-percent response. Initial edit checks of the data are performed through the EIA's Internet Data Collection System (IDC) by the respondent. Other program edits include both deterministic checks, in which records are checked for the presence of data in required fields, and statistical checks, in which the data are checked against a range of values based on historical data values and for logical or mathematical consistency with data elements reported in the survey. Discrepancies found in the data, as a result of these checks, are resolved either by the processing office or by further information obtained from a telephone call to the respondent company.

CONFIDENTIALITY OF THE DATA. The nonutility data collected on "Electric Generating Plant Statistics" for "Cost of Plant" and "Production Expenses," plant fuel cost data, of this survey are considered confidential and will not be made available to the public.

FORM EIA-423

The Form EIA-423, "Monthly Cost and Quality of Fuels for Electric Plants Report," collects information from selected electric generating plants in the United States. The data collected on this survey include the cost and quality of fossil fuels delivered to nonutility plants to produce electricity. These plants include independent power producers (including those facilities that formerly reported on the FERC Form 423) and commercial and industrial combined heat and power producers whose total fossil-fueled nameplate generating capacity is 50 or more megawatts.

INSTRUMENT AND DESIGN HISTORY. The Form EIA-423 was originally implemented in January 2002 to collect monthly cost and quality data for fossil fuel receipts from owners or operators of nonutility electricity generating plants. Due to the restructuring of the electric power industry, many plants which had historically submitted this information for utility plants on the FERC Form 423 (see subsequent section) were being transferred to the nonutility sector. As a result, a large percentage of fossil fuel receipts were no longer being reported. The Form EIA-423 was implemented to fill this void and to capture the data associated with existing nonregulated power producers. Its design closely follows that of the FERC Form 423. As of the end of 2003, 686 plants were submitting data for this survey.

DATA PROCESSING AND DATA SYSTEM EDITING. The Form EIA-423 survey respondents are required to submit their data by the 45th calendar day following the close of the month. During 2003 a process was established to allow electronic submission of these data, i.e., the respondents enter their data directly into a computerized database. Anomalous data are identified via range checks, comparisons with historical data, and consistency checks (for example, whether the amount of fuel received is consistent with the amount of fuel consumption reported on a separate EIA report). Most of these edit checks are performed on-line as the data are provided. Others are performed at the end of the cycle by running batch edit reports to identify those not addressed on-line.

Those respondents unable to use the electronic reporting method provide the data in hard copy, typically via fax and email. These data are manually entered into the computerized database and are subjected to the same data edits as those that are electronically submitted. Resolution of questionable data is accomplished via telephone or email contact with the respondents.

FORMULAS AND METHODOLOGIES. Data for the Form EIA-423 are collected at the plant level. These data are then used in the following formulas to produce aggregates and averages for each fuel type at the State, Census Division, and U.S. levels. For these formulas, receipts and average heat content are at the plant level. For each geographic region, the summation sign, SIGMA, represents the sum of all facilities in that geographic region.

For coal, units for receipts are in tons, units for average heat content (A) are in million Btu per ton.

For petroleum, units for receipts are in barrels, units for average heat content
(A) are in million Btu per barrel.

For gas, units for receipts are in thousand cubic feet (Mcf), units for average heat content (A) are in million Btu per thousand cubic foot.

For fuel receipts (R), the following holds true:

Total Btu = [SIGMA]i( Ri x Ai ),

where i denotes a facility; Ri = receipts for facility i;

Ai = average heat content for receipts at facility i;

                              [SIGMA](i)( Ri x Ai )
Weighted Average Btu =     ------------------------,
                                 [SIGMA]i Ri

62         Energy Information Administration/Electric Power Annual 2003
where i denotes a facility; R(i) = receipts for facility i; and, A(i) = average heat content for receipts at facility i.

The weighted average cost in cents per million Btu is calculated using the following formula:

                            [SIGMA](i)( Ri x Ai x Ci )
Weighted Average Cost =  -------------------------------,
                              [SIGMA](i)( Ri x Ai )

where i denotes a facility; R(i) = receipts for facility i;

A(i) average heat content for receipts at facility i;

and C(i) = cost in cents per million Btu for facility i.

The weighted average cost in dollars per unit (i.e., tons, barrels, or Mcf) is calculated using the following formula:

                              [SIGMA](i)( Ri x Ai x Ci )
Weighted Average Cost =   ---------------------------------,
                                10(2)[SIGMA]i Ri

where i denotes a facility; Ri = receipts for facility i;

A(i) = average heat content for receipts at facility i;

and, C(i) = cost in cents per million Btu for facility i.

CONFIDENTIALITY OF THE DATA. Plant fuel cost data collected on the survey are considered confidential and will not be made available to the public. State and national level aggregations will be published in this report if sufficient data are available to avoid disclosure of individual company and plant level costs.

FERC FORM 423

The Federal Energy Regulatory Commission (FERC) Form 423, "Monthly Report of Cost and Quality of Fuels for Electric Plants," is administered by FERC. The data are downloaded from the Commission's website into an EIA database. The Form is due to FERC no later than 45 days after the end of the report month and is filed by approximately 600 regulated plants. To meet the criteria for filing, a plant must have a total steam turbine electric generating capacity and/or combined-cycle (gas turbine with associated steam turbine) generating capacity of 50 or more megawatts. Only fuel delivered for use in steam-turbine and combined-cycle units is reported. Fuel received for use in gas-turbine or internal-combustion units that is not associated with a combined-cycle operation is not reported.

INSTRUMENT AND DESIGN HISTORY. On July 7, 1972, the Federal Power Commission
(FPC) issued Order Number 453 enacting the New Code of Federal Regulations,
Section 141.61, legally creating the FPC Form 423. Originally, the form was used to collect data only on fossil-steam plants, but was amended in 1974 to include data on internal-combustion and combustion-turbine units. The FERC Form 423 replaced the FPC Form 423 in January 1983. The FERC Form 423 eliminated peaking units, for which data were previously collected on the FPC Form 423. In addition, the generator nameplate capacity threshold was changed from 25 megawatts to 50 megawatts. This reduction in coverage eliminated approximately 50 utilities and 250 plants. All historical FPC Form 423 data in this publication were revised to reflect the new generator-nameplate-capacity threshold of 50 or more megawatts reported on the FERC Form 423. In January 1991, the collection of data on the FERC Form 423 was extended to include combined-cycle units. Historical data have not been revised to include these units. Starting with the January 1993 data, the FERC began to collect the data directly from the respondents.

DATA PROCESSING AND DATA SYSTEM EDITING. The FERC processes the data through edits and each month posts a monthly file on their website: http://www.ferc.gov/docs-filing/eforms/form-423/data.asp. The EIA downloads the file and reviews the data for accuracy. Edit checks of the data are performed through computer programs. These edits include both deterministic checks in which records are checked for the presence of data in required fields, and statistical checks in which the data are checked against a range of values based on historical data values and for logical or mathematical consistency with other data elements in the file.

ESTIMATION FOR FERC FORM 423 DATA. In order to address FERC Form 423 fuel receipts data that were determined to either be out of range (+/- 20 percent) or missing due to non-response in 2003, a procedure was utilized to estimate fuel receipts for the affected plants on a monthly basis. For missing or out-of-range natural gas receipts, the monthly consumption value from the Form EIA-906, "Power Plant Report," was used as a proxy for the monthly receipts. For missing or out-of-range coal and petroleum receipts, the estimated monthly fuel receipts were calculated using the Form EIA-906 data (where receipts were estimated to be equal to the monthly fuel consumption plus the difference between ending and beginning fuel stocks).

The associated fuel quality and cost information for each facility was estimated using the State weighted average for the electric power industry for 2003 (FERC Form 423 and Form EIA-423). In the event that no values were available at the State level, national averages for the electric power industry for 2003 were used.

          Energy Information Administration/Electric Power Annual 2003        63

FORMULAS AND METHODOLOGIES. Data for the FERC Form 423 are collected at the plant level. These data are then used in the same formulas shown under the "Formulas and Methodologies" section for the Form EIA-423 to produce aggregates and averages for each fuel type at the State, Census division, and U.S. levels.

CONFIDENTIALITY OF THE DATA. Data collected on FERC Form 423 are not considered to be confidential.

FORM EIA-767

The Form EIA-767 is used to collect data annually on plant operations and equipment design (including boiler, generator, cooling system, air pollution control equipment, and stack characteristics. Data are collected from a mandatory restricted-universe census of all electric power plants with a total existing or planned organic-fueled or combustible renewable steam-electric generator nameplate rating of 10 or more megawatts. The entire form is filed by approximately 800 power plants with a nameplate capacity of 100 or more megawatts. The Form EIA-767 is used to collect data annually on plant operations and equipment design (including boiler, generator, cooling system, flue gas desulfurization, flue gas particulate collectors, and stack data). An additional 600 power plants with a nameplate capacity under 100 megawatts submit information only on fuel consumption and quality, boiler and generator configuration, and nitrogen oxide, mercury, particulate matter, and sulfur dioxide controls.

INSTRUMENT AND DESIGN HISTORY. The Federal Energy Administration Act of 1974 (Public Law 93-275) defines the legislative authority to collect these data. The predecessor form, FPC-67, "Steam-Electric Plant Air and Water Quality Control Data," was used to collect data from 1969 to 1980, when the form number was changed to Form EIA-767. In 1982, the form was completely redesigned and given the name Form EIA-767, "Steam-Electric Plant Operation and Design Report." In 1986, the respondent universe of 700 was increased to 900 to include plants with nameplate capacity from 10 megawatts to 100 megawatts. Respondents for plants with capacity between 10 and 100 megawatts, complete Schedules 1, 2, 4 (Part A, D, and E), 7 and 8 (Part A and B). Schedule 10, "Footnote," is required where applicable.

DATA PROCESSING AND DATA SYSTEM EDITING. The Form EIA-767 is made available on EIA's Internet Data Collection system in January to collect data as of the end of the preceding calendar year. The completed forms are to be submitted to the EIA by April 30. Equipment design data for each respondent are preprinted from the applicable database. Respondents are instructed to verify all preprinted data and to supply missing data. The data are manually reviewed before being keyed for automatic data processing. Computer programs containing additional edit checks are run. Respondents are telephoned to obtain correction or clarification of reported data and to obtain missing data, as a result of the manual and automatic editing process.

CONFIDENTIALITY OF THE DATA. The plant latitude and longitude data collected on the Form EIA-767 are considered confidential. The data are handled by EIA consistent with EIA's "Policy on the Disclosure of Individually Identifiable Energy Information in the Possession of the EIA" (45 Federal Register 59812
(1980)).

FORM EIA-860

The Form EIA-860 is a mandatory census of all existing and planned electric generating facilities in the United States with a total generator nameplate capacity of 1 or more megawatts. The survey is used to collect data on existing power plants and 5-year plans for constructing new plants, generating unit additions, modifications, and retirements in existing plants. Data on the survey are collected at the generator unit level.

INSTRUMENT AND DESIGN HISTORY. The Form EIA-860 was originally implemented in January 1985 to collect plant data on electric utilities as of year-end 1984. In January 1999, the Form EIA-860 was renamed the Form EIA-860A and was implemented to collect data as of January 1, 1999.

In 1989, the Form EIA-867, "Annual Nonutility Power Producer Report," was initiated to collect plant data on unregulated entities with a total generator nameplate capacity of 5 or more megawatts. In 1992, the reporting threshold of the Form EIA-867 was lowered to include all facilities with a combined nameplate capacity of 1 or more megawatts. Previously, data were collected every 3 years from facilities with a nameplate capacity between 1 and 5 megawatts. In 1998, the Form EIA-867, was renamed Form EIA-860B, "Annual Electric Generator Report - Non-utility." The Form EIA-860B was a mandatory survey of all existing and planned nonutility electric generating facilities in the United States with a total generator nameplate capacity of 1 or more megawatts.

Beginning with data collected for the year 2001, the infrastructure data collected on the Form EIA-860A and the Form EIA-860B were combined into the new Form EIA-860 and the monthly and annual versions of the Form EIA-906. The Federal Energy Administration Act of 1974 (Public Law 93-275) defines the legislative authority to collect these data.

DATA PROCESSING AND DATA SYSTEM EDITING. The Form EIA-860 data are collected primarily through the IDC. Data are collected for plant status as of January 1 (i.e., for the 2003 data shown in this report, plant status is collected as of January 1, 2004). Edit checks are performed to verify that current data total across and between schedules, are

64         Energy Information Administration/Electric Power Annual 2003
comparable to data reported the previous year, and are consistent with industry norms for comparable facilities. Additional quality assurance reports are run to identify errors. As a result of the editing process, respondents may be contacted to obtain correction or clarification of reported data and to obtain missing data.

In 2003, respondents had the option of filing Form EIA-860 directly with the EIA or through an agent, such as the respondent's regional electric reliability council. Data reported through the regional electric reliability councils are submitted to the EIA electronically from the North American Electric Reliability Council (NERC).

CONFIDENTIALITY OF THE DATA. The plant latitude and longitude, and tested heat rate data collected on the Form EIA-860 are considered confidential. The data are handled by EIA consistent with EIA's "Policy on the Disclosure of Individually Identifiable Energy Information in the Possession of the EIA" (45 Federal Register (1980) 59812).

FORM EIA-861

The Form EIA-861 is a mandatory census of electric power industry participants in the United States. The survey is used to collect information on power production and sales data from approximately 6,000 respondents. About 3,300 are electric utilities, and the remainder are nontraditional entities such as independent power producers or the unregulated subsidiaries of electric utilities and power marketers. The data collected are used to maintain and update the EIA's electric power industry participant frame database.

NEW TRANSPORTATION SECTOR Prior to 2003, sales of electric power to the Transportation sector of the U. S. economy were included in the Other sector, along with sales to customers for public buildings, traffic signals, public street lighting, and sales to irrigation consumers. Beginning with the 2003 collection cycle, sales to the Transportation sector are collected separately. Sales to public-sector customers for public buildings, traffic signals and street lighting, previously reported in the Other sector, were reclassified as Commercial sector sales. Sales to irrigation customers, where separately identified, were reclassified to the Industrial sector.

On the Form EIA-861, the Transportation sector is defined as electrified rail, primarily urban transit, light rail, automated guideway and other rail systems whose primary propulsive energy source is electricity. Electricity sales to transportation sector consumers whose primary propulsive energy source is not electricity (i.e., gasoline, diesel fuel, etc.) are not included.

Benchmark statistics were reviewed from outside surveys, most notably the U.S. Department of Transportation, Federal Transit Administration's National Transportation Database, a source previously used to estimate electricity transportation consumption by EIA. The U.S. Department of Transportation (DOT) survey indicated the state and city locations of expected respondents. The EIA-861 survey methodology assumed that sales, revenue, and customer counts associated with these mass transit systems would be provided by the incumbent utilities in these areas, relying on information drawn routinely from rate schedules and classifications designed to serve the sector separately and distinctly.

This assumption proved valid for only about half the eventual transportation respondents. Many respondents continued to report "Other" data as transportation data, delaying the identification of valid transportation reporters. Valid transportation respondents noted their difficulty in reporting data specific to the transportation sector, either because separate rate schedules did not exist, or because transportation information might also include smaller volumes attributable to commercial portions of the transportation customer's operation. In some cases, it was difficult to determine whether a single respondent's data covered the entire mass transit system, or just a portion of it. Rail transit systems in states allowing retail competition could, and did, switch suppliers mid-year. In one instance, a large metro system split its energy procurement between four energy suppliers and two different distribution utilities. Respondents also indicated different methods of determining customer counts.

To address these reporting problems, multiple contacts with respondents were supplemented with calls to cognizant officials at the transit systems identified in the DOT benchmark data. Direct calls to transit systems included several to the metro systems serving Portland, Oregon, San Francisco, Los Angeles, Detroit, Miami, Atlanta, Washington, D.C., New York and Boston. At the time of publication, data was not obtained on only one small urban rail system operating in St. Louis, Missouri.

INSTRUMENT AND DESIGN HISTORY. The Form EIA-861 was implemented in January 1985 for collection of data as of year-end 1984. The Federal Administration Act of 1974 (Public Law 93-275) defines the legislative authority to collect these data.

DATA PROCESSING AND DATA SYSTEM EDITING. The Form EIA-861 is made available through the Internet Data Collection System in January of each year to collect data as of the end of the preceding calendar year. The data are edited by respondents when entered into the interactive on-line system. Internal edit checks are performed to verify that current data total across and between schedules, and are comparable to data reported the previous year. Edit checks are also performed to compare data reported on the Form EIA-861 and similar data reported on the Forms EIA-826 and the EIA-412, "Annual Electric Industry Financial Report." Respondents are telephoned to

          Energy Information Administration/Electric Power Annual 2003        65
obtain clarification of reported data and to obtain missing data.

Data for the Form EIA-861 are collected at the owner level from all electric utilities in the United States, its territories, and Puerto Rico. Form EIA-861 data in this publication are for the United States only.

Average retail price of electricity represents the cost per unit of electricity sold and is calculated by dividing retail electric revenue by the corresponding sales of electricity. The average retail price of electricity is calculated for all consumers and for each end-use sector. State-level weighted average prices per unit of sales are calculated as the ratio of revenue to sales.

The electric revenue used to calculate the average retail price of electricity is the operating revenue reported by the electric power industry participant. Operating revenue includes energy charges, demand charges, consumer service charges, environmental surcharges, fuel adjustments, and other miscellaneous charges. Electric power industry participant operating revenues also include State and Federal income taxes and taxes other than income taxes paid by the utility.

The average retail price of electricity reported in this publication by sector represents a weighted average of consumer revenue and sales within sectors and across sectors for all consumers, and does not reflect the per kWh rate charged by the electric power industry participant to the individual consumers. Electric utilities typically employ a number of rate schedules within a single sector. These alternative rate schedules reflect the varying consumption levels and patterns of consumers and their associated impact on the costs to the electric power industry participant for providing electrical service.

CONFIDENTIALITY OF THE DATA. Data collected on the Form EIA-861 are not considered to be confidential.

FORM EIA-906

The Form EIA-906 is used to collect monthly plant-level data on generation, fuel consumption, stocks, fuel heat content, and useful thermal output from electric utilities and nonutilities from a model-based sample of approximately 260 electric utilities and 900 nonutilities. The form is also used to collect these statistics from the rest of the frame (i.e., all generators 1 MW or greater) on an annual basis.

Fuel consumption for combined heat and power facilities is apportioned between fuel for generation of electricity and fuel for production of useful thermal output, by assuming they are additive. Fuel usage for these facilities is assumed to have an efficiency of 80 percent. The consumption for useful thermal output is obtained by dividing the reported or estimated value for useful thermal output by 0.8. This value is then subtracted from total fuel consumption by facility to arrive at the fuel consumption to be associated with the generation of electricity

INSTRUMENT AND DESIGN HISTORY. Relating to the Form EIA-759, the Bureau of Census and the U.S. Geological Survey collected, compiled and published data on the electric power industry prior to 1936. After 1936, the Federal Power Commission (FPC) assumed all data collection and publication responsibilities for the electric power industry and implemented the Form FPC-4. The Federal Power Act, Section 311 and 312, and FPC Order 141 define the legislative authority to collect power production data. The Form EIA-759 replaced the Form FPC-4 in January 1982.

In 1996, the Form EIA-900 was initiated to collect sales for resale data from unregulated entities. In 1998, the form was modified to collect sales for resale, gross generation, and sales to end user data. In 1999, the form was modified to collect net generation, consumption, and ending stock data. In 2000, the form was modified to include useful thermal output data.

In January 2001, Form EIA-906 superseded Forms EIA-759 and EIA-900. The Federal Administration Act of 1974 (Public Law 93-275) defines the legislative authority to collect these data.

DATA PROCESSING AND DATA SYSTEM EDITING The Form EIA-906 data are collected primarily through the CNEAF Internet Data Collection System. Edit checks are performed to verify that current data are comparable to data reported the previous year or month, and are consistent with industry norms for comparable facilities. Additional quality assurance reports are run to identify errors. As a result of the editing process, respondents may be contacted to obtain correction or clarification of reported data and to obtain missing data.

The review of the Form EIA-906 filings for non-regulated facilities in 2001 uncovered widespread problems with the data reporting. The most prevalent problems were reported fuel consumption inconsistent with generation and, most significantly, incorrect reporting of useful thermal output (UTO) by combined heat and power (CHP) facilities.

UTO is the thermal output from a CHP facility applied to a production process other than electricity generation. Many facilities either misunderstood EIA's definition or did not meter internally such that they could easily estimate the UTO from CHP plants. This was an important problem in the data collection effort. If UTO is reported incorrectly, then the reported data cannot be used to estimate fuel for electricity.

EIA's preferred means of resolving any questionable response is via direct communication with the respondent, usually via phone or e-mail. In cases where the reported

66         Energy Information Administration/Electric Power Annual 2003
data appeared to be incorrect or was missing, and EIA was unable to resolve the matter with the respondent, the following estimation approaches were used for the 2001 data:

      - In cases where electric generation appeared reasonable, but fuel consumption was inconsistent with generation, fuel consumption by prime mover was estimated using 2000 heat rates and the assumption that the fuel shares for that prime mover in 2001 were the same as in 2000.

      - If the reported electric generation data appeared to be in error, or if the facility was a non-respondent, a regression methodology was used to estimate generation and fuel consumption for the facility. The regression methodology relied on 2001 data for other facilities to make estimates for erroneous or missing responses. The basic technique employed is described in the paper Model-Based Sampling and Inference, found on the EIA web site at http://www.eia.doe.gov/cneaf/electricity/page/for ms.html.

      - UTO was estimated by applying the power to steam ratio calculated for the facility in 2001.

Overall, of the approximately 2,600 facilities in the Form EIA-906 frame for 2003, some estimation was performed for 803 facilities. These facilities account for approximately 4 percent of the generation in the frame and about 20 percent of the fuel consumption.

RELATIVE STANDARD ERROR. The relative standard error (RSE) statistic, usually given as a percent, describes the magnitude of sampling error that might reasonably be incurred. The RSE is the square root of the estimated variance, divided by the variable of interest. The variable of interest may be the ratio of two variables, or a single variable.

The sampling error may be less than the nonsampling error. In fact, large RSE estimates found in preliminary work with these data have often indicated nonsampling errors, which were then identified and corrected. Nonsampling errors may be attributed to many sources, including the response errors, definitional difficulties, differences in the interpretation of questions, mistakes in recording or coding data obtained, and other errors of collection, response, or coverage. These nonsampling errors also occur in complete censuses. In a complete census, this problem may become unmanageable.

Using the Central Limit Theorem, which applies to sums and means such as are applicable here, there is approximately a 68-percent chance that the true sampling error is less than the corresponding RSE. Note that reported RSEs are always estimates, themselves, and are usually, as here, reported as percents. As an example, suppose that a net generation from coal value is estimated to be 1,507 million kilowatthours with an estimated RSE of 4.9 percent. This means that, ignoring any nonsampling error, there is approximately a 68-percent chance that the true million kilowatthour value is within approximately 4.9 percent of 1,507 million kilowatthours (that is, between 1,433 and 1,581 million kilowatthours). There is approximately a 95-percent chance of a true sampling error being 2 RSEs or less.

Note that there are times when a model may not apply, such as in the case of a substantial reclassification of sales, when the relationship between the variable of interest and the regressor data does not hold. In such a case, the new information represents only itself, and such numbers are added to model results when estimating totals. Further, there are times when sample data may be known to be in error, or are not reported. Such cases are treated as if they were never part of the model-based sample, and values are imputed.

ADJUSTING MONTHLY DATA TO ANNUAL DATA. In the case of plants that are not part of the monthly sample, data are collected once a year as annual totals. The annual data are allocated to the months using the pattern established by the plants that are part of the monthly sample.

CONFIDENTIALITY OF THE DATA. Most of the data collected on the Form EIA-906 are not considered confidential. However, the reported fuel stocks at the end of the reporting period are considered confidential and must adhere to EIA's "Policy on the Disclosure of Individually Identifiable Energy Information in the Possession of the EIA" (45 Federal Register 59812 (1980)).

                                 AIR EMISSIONS

This section describes the methodology employed to calculate estimates of carbon dioxide (CO(2)), sulfur dioxide (SO(2)), and nitrogen oxide (NO(X)) emissions from electric generating plants.

METHODOLOGY OVERVIEW. The CO(2) air emissions are estimated using information contained on Form EIA-906, "Power Plant Report." The Form EIA-906 collects information from all electric power plants in the United States either monthly or annually. Data collected on this form include electric power generation, energy source consumption, and useful thermal output from combined heat and power producers. The Form EIA-906 sample of monthly respondents is a representation of electric power plants by State and by energy source. Electric power plants that do not report data monthly submit data annually on this form.

The SO(2) and NO(X) air emissions are estimated when possible directly from the continuous emission monitoring

          Energy Information Administration/Electric Power Annual 2003        67
system (CEMS) data collected and published by the U.S. Environmental Protection Agency.(1) CEMS coverage is not universal, and when CEMS data is unavailable, emissions of SO(2) and NO(X) are estimated using data collected on EIA surveys, particularly the Form EIA-767, "Steam-Electric Plant Operation and Design Report." Form EIA-767 collects information annually for all U.S. power plants with a total existing or planned organic-fueled or combustible renewable steam-electric plant that has a generator nameplate rating of 10 megawatts or larger. If a plant has a nameplate capacity of 100 megawatts or greater, the entire form must be completed which provides information about fuel consumption and quality, legal air emission limits, and flue gas desulfurization (FGD). If a plant has a nameplate rating of 10 megawatts, but less than 100 megawatts, only part of the form must be completed which provides information on fuel consumption and quality, NO(X) emission controls, and FGD sulfur removal efficiency, if applicable.

The Form EIA-767 does not collect data for generators powered by internal combustion engines, gas turbines, combined cycle units (for example, gas turbines with waste heat boilers), and boilers at steam-electric plants with a total nameplate capacity of less than 10 MW. Accordingly, air emissions from these generators are not estimated by the methodology. An estimate of air emissions from these generating units based on a similar methodology using consumption data reported on the Form EIA-906, "Power Plant Report," and predecessor forms was performed.

UNCONTROLLED EMISSIONS. Uncontrolled air pollutant emissions are those emissions that would occur in the absence of any control equipment. Uncontrolled emissions are determined by multiplying the quantity of fuel burned by an emission factor (see Tables A1 and A2 for the CO(2), SO(2), and NO(x) emission factors). An emission factor is the average quantity of a pollutant released from a boiler when a unit of fuel is burned.

CO(2) EMISSIONS. There are no Federal regulations that limit CO(2) emissions. Information pertinent to the estimation of controlled CO(2) emissions is not collected on the Form EIA-767; therefore, no estimates of controlled CO(2) emissions are made.


The coefficients for determining emissions of CO(2) from electric power plants come from the publication, Emissions of Greenhouse Gases in the United States, (DOE/EIA-0573). The source of the SO(2) and NO(X) emission factors, when available, is the Environmental Protection Agency report AP-42, "Compilation of Air Pollutant Emission Factors" (Tables A1)(2). Emissions of SO(2) and NO(X) have been revised from the updated Air Pollutant Emissions Factor (AP-42 5th edition, through Supplement E) of the Environmental Protection Agency on July 1999. Environmental Protection Agency emission factors are based on boiler type, firing configuration, and fuel burned.


CO(2) emissions for power producers include emissions from combined heat and power (CHP) facilities that produce electric power as an integral part of a manufacturing or other thermal consuming process. Emissions are directly proportional to the quantities of fuels consumed. To calculate emissions for the production of electricity, a methodology was developed to estimate the consumption of fuel associated for the production of electricity by CHP facilities. The methodology is based on the following:

1. A steam boiler efficiency rate of 80 percent was assumed.

2. The reported or estimated value for useful thermal output (in Btu) was divided by 0.8 to estimate the fuel used to generate this amount of thermal output.

3. This value was subtracted from total fuel consumption and the remainder was assumed to be the amount used for electric generation.

In 1992, a special study of the relationship between the heat and carbon content of coal was completed by the Energy Information Administration's Analysis and Systems Division of the Office of Coal, Nuclear, Electric and Alternate Fuels. The hypothesis underlying this study was that the ratio of carbon-to-heat content varies not only by coal rank (i.e., anthracite, bituminous, subbituminous, and lignite), but also by geographic location of the coal. In this study, the hypothesis was tested and the results of the analysis supported the hypothesis. That is, it was concluded from the analysis that coal rank and location of the coal are significant factors in the variation of the ratio of carbon-to-heat content. After this determination, a set of emission factors, by rank and State were derived on the basis of data contained in EIA's Coal Analysis File(3).

In editions prior to 1992 of this publication, separate conversion factors by coal rank were published and used to estimate emissions of CO(2). The special study by EIA concluded that since geographic location of coal in addition to rank of coal is a significant factor in determining the carbon/heat content relationship, the use

-------------------
(1) The Clean Air Act Amendments of 1990 required electric generating units covered under the Acid Rain Program (units 25 megawatts and greater) to be equipped with continuous emission monitoring systems. CEMS is the industry standard for measuring and recording hourly SO(2) and nitrogen oxide (NO(X)) emissions.

(2) "Compilation of Air Pollutant Emission Factors, Vol. 1: Stationary Point and Area Sources (AP-42);" 5th Edition (through Supplement E) Research Triangle Park, North Carolina, July 1999.

(3) For a description of the methodology and data used to develop the EIA CO(2) emission factors, see B. D. Hong and E. R. Slatick, "Carbon Dioxide Emission Factors for Coal," Quarterly Coal Report, January-March 1994,
DOE/EIA-0121(94/1Q) (Washington, DC, August 1994), Energy Information Administration.

68          Energy Information Administration/Electric Power Annual 2003
of emission factors that consider both of these elements may yield more accurate estimates of CO(2) emissions. The emission factors for coal were developed in the units of pounds of CO(2) per million Btu of coal.

The emission factors for CO(2) from coal (Table A2) are applied by power plant, based on the rank, amount of coal received, and the State from which the coal originated, as reported in FERC Form 423, "Cost and Quality of Fuels for Electric Plants." Thus, a weighted average emissions factor is obtained by plant and multiplied by the quantity of coal consumed by plant, as reported on Form EIA-906, "Power Plant Report," to determine the emissions of CO(2). The emission factors for CO(2) are based on 100-percent combustion of the carbon in the fuel. Since a small percentage of the carbon in the coal is not converted to CO(2), this publication assumes 99 percent combustion. The 1 percent of emissions is deducted at the State/National level. The emissions at the State level are based on the State in which the plant is located. Uncontrolled emissions of SO(2) and NO(X) do not always accurately depict the quantity of emissions released into the atmosphere because they fail to reflect reductions from control equipment and/or operating technologies. Consequently, controlled emissions are calculated to provide a more accurate estimate of actual air emissions.

CONTROLLED SULFUR DIOXIDE EMISSIONS. Because of environmental regulations controlling SO(2) emissions, many generating plants are required to install flue gas desulfurization (FGD) units at their coal-fired plants.(4) FGD units typically remove between 70 to 90 percent of SO(2) from the boiler flue gas although higher removal efficiencies can be achieved. Electric generating plants report both sulfur removal efficiency (percent) and their most stringent SO(2) emission limits on the Form EIA-767. To determine controlled SO(2) emissions when CEMS data is unavailable, the uncontrolled emissions are reduced by the annual average removal efficiencies reported on the Form EIA-767. This emission is the controlled emission. As a check, the controlled emission is compared with the most stringent legal limit reported on the Form EIA-767. The controlled emission should be less than the legal limit because research indicates that electric generating plants routinely remove more SO(2) than required to assure an operating margin of safety. If the controlled emission is not less than the most stringent legal limit, it implies that the plant or facility is out of legal compliance and could be subject to fines and other penalties.

Electric generating plants are permitted to take credit for sulfur that remains in bottom ash - ash remaining in the bottom of the furnace after the coal is burned. For example, if a plant or facility is required to remove 90 percent of the sulfur in the coal and 3 percent remains in the ash, it has to remove only 87 percent using scrubbers. This credit is included in emissions data in this report. It is likely, however, that in many cases the credit is not taken. In order to take the ash credit, generating facilities need to monitor the coal consumed on a daily basis; this is both time-consuming and costly. To the extent that generating facilities do not take the ash credit, emissions might be slightly overstated.

CONTROLLED NITROGEN OXIDE EMISSIONS. When CEMS data is unavailable, controlled NO(X) emissions are calculated by applying the appropriate reduction factor in Table A3. Prior to 1995 for boilers with regulated nitrogen oxide emission limits, the annual controlled estimate used was the lesser of the controlled estimate or the annual limitation. When more than one control technology is reported, the highest single reduction factor is used to estimate the annual controlled NO(X) emission. A degree of complexity is added to this approach, however, because air emission standards are not reported in consistent units. In some rare instances, emission standards are reported in units that cannot be directly compared with estimated uncontrolled emission rates. Examples of such standards are ones that specify the concentration of NO(X) allowed in the flue gas or the ambient concentration of NO(X) (parts per million). In cases where these types of standards are reported, the uncontrolled emission estimate is used. Such standards are uncommon, however, and do not significantly affect the results.

                             BUSINESS CLASSIFICATION

The nonutility industry consists of all manufacturing, agricultural, forestry, transportation, finance, service and administrative industries, based on the Office of Management and Budget's Standard Industrial Classification (SIC) Manual. In 1997, the SIC Manual name was changed to North American Industry Classification System (NAICS). The following is a list of the main classifications and the category of primary business activity within each classification.

---------------
(4) Flue gas desulfurization units may also reduce sulfur dioxide emissions from plants that burn oil and petroleum coke.

          Energy Information Administration/Electric Power Annual 2003        69

AGRICULTURE, FORESTRY, AND FISHING

111 Agriculture production-crops
112 Agriculture production, livestock and animal specialties
115 Agricultural services
114 Fishing, hunting, and trapping
113 Forestry

MINING

2122 Metal mining
2121 Coal mining
211 Oil and gas extraction
2123 Mining and quarrying of nonmetallic minerals except fuels

CONSTRUCTION

23

MANUFACTURING

311 Food and kindred products
3122 Tobacco products
314 Textile and mill products
315 Apparel and other finished products made from fabrics and similar materials 321 Lumber and wood products, except furniture
337 Furniture and fixtures
322 Paper and allied products (other than 322122 or 32213)
322122 Paper mills, except building paper
32213 Paperboard mills
323 Printing and publishing
325 Chemicals and allied products (other than 325188, 325211, 32512, or 325311) 325188 Industrial Inorganic Chemicals
325211 Plastics materials and resins
32512 Industrial organic chemicals
325311 Nitrogenous fertilizers
324 Petroleum refining and related industries (other than 32411)
32411 Petroleum refining
326 Rubber and miscellaneous plastic products
316 Leather and leather products
327 Stone, clay, glass, and concrete products (other than 32731)
32731 Cement, hydraulic
331 Primary metal industries (other than 331111 or 331312)
331111 Blast furnaces and steel mills
331312 Primary aluminum
332 Fabricated metal products, except machinery and transportation equipment
333 Industrial and commercial equipment and components except computer equipment 335 Electronic and other electrical equipment and components except computer equipment
336 Transportation equipment
3345 Measuring, analyzing, and controlling instruments, photographic, medical, and optical goods, watches and clocks
339 Miscellaneous manufacturing industries

TRANSPORTATION AND PUBLIC UTILITIES

482 Railroad transportation
485 Local and suburban transit and interurban highway passenger transport 484 Motor freight transportation and warehousing
491 United States Postal Service
483 Water transportation
481 Transportation by air
486 Pipelines, except natural gas
487 Transportation services
513 Communications
22 Electric, gas, and sanitary services
2212 Natural gas transmission
2213 Water supply
22132 Sewerage systems
562212 Refuse systems
22131 Irrigation systems

WHOLESALE TRADE

421 to 422

RETAIL TRADE

441 to 454

FINANCE, INSURANCE, AND REAL ESTATE

521 to 533

SERVICES

721 Hotels
812 Personal services
514 Business services
8111 Automotive repair, services, and parking
811 Miscellaneous repair services
512 Motion pictures
713 Amusement and recreation services
622 Health services
541 Legal services
611 Education services
624 Social services
712 Museums, art galleries, and botanical and zoological gardens
813 Membership organizations
561 Engineering, accounting, research, management, and related services 814 Private households
514199 Miscellaneous services

PUBLIC ADMINISTRATION

70        Energy Information Administration/Electric Power Annual 2003

TABLE A1. SULFUR DIOXIDE, NITROGEN OXIDE, AND CARBON DIOXIDE EMISSION FACTORS

                           BOILER TYPE/                       EMISSION FACTORS
                              FIRING      ---------------------------------------------------------
        FUEL              CONFIGURATION   SULFUR DIOXIDE(1)  NITROGEN OXIDES(2)   CARBON DIOXIDE(3)
----------------------   ---------------  -----------------  -------------------  -----------------
ELECTRICITY GENERATORS

COAL AND OTHER SOLID                      LBS PER TON        LBS PER TON          LBS PER 10(6) BTU
FUELS

 Bituminous(4).........      cyclone              38.00 x S            33.0            See Table A2
                         fluidized bed(5)         31.00 x S             5.0            See Table A2
                         spreader stoker          38.00 x S            11.0            See Table A2
                            tangential            38.00 x S            15.0(14)        See Table A2
                            all Others            38.00 x S            22.0(31)        See Table A2

 Subbituminous.........      cyclone              35.00 x S            17.0            See Table A2
                         fluidized bed(5)         31.00 x S             5.0            See Table A2
                         spreader stoker          38.00 x S             8.8            See Table A2
                            Tangential            35.00 x S             8.4            See Table A2
                            all Others            35.00 x S            12.0(24)        See Table A2

 Lignite...............      Cyclone              30.00 x S            15.00           See Table A2
                         fluidized bed(5)         10.00 x S             3.60           See Table A2
                          front/opposed           30.00 x S            13.00           See Table A2
                         spreader stoker          30.00 x S             5.80           See Table A2
                            tangential            30.00 x S             7.10           See Table A2
                            all Others            30.00 x S             7.10(13)       See Table A2

 Petroleum Coke(6)       fluidized bed(5)         39.00 x S            21.00                 225.13
                            all Others            39.00 x S            21.00                 225.13

 Refuse................     all types              3.90                 5.00                 199.82

 Wood..................     all types              0.08                 1.50                   0.00

PETROLEUM AND OTHER
LIQUID FUELS                              LBS PER 10(3) GAL  LBS PER 10(3)GAL     LBS PER 10(6) BTU
 Residual Oil(7).......    Tangential            157.00 x S             32.0                 173.72
                            Vertical             157.00 x S             47.0                 173.72
                           all Others            157.00 x S             47.0                 173.72

 Distillate Oil(7).....    all types             150.00 x S             24.0                 161.27

 Methanol..............    all types               0.05                 12.40                138.15

 Propane (liquid)......    all types               86.5                 19.00                139.04

 Coal-Oil Mixture......    all types             185.00 x S             50.00                173.72

NATURAL GAS AND OTHER
GASEOUS FUELS                             LBS PER 10(6) CF   LBS PER 10(6) CF     LBS PER 10(6) BTU

 Natural Gas...........    Tangential              0.60                170.00                116.97

                           all Others              0.60                280.00                116.97

 Blast Furnace Gas.....    all types             950.00                280.00                116.97

COMBINED HEAT AND
POWER PRODUCERS

COAL AND OTHER SOLID
FUELS                                     LBS PER TON        LBS PER TON          LBS PER 10(6) BTU
 Anthracite Culms......     all types             39.00 x S              1.80          See Table A2
 Bituminous............     all types             38.00 x S             22.0           See Table A2
 Bituminous Gob........     all types             38.00 x S             22.0           See Table A2
 Subbituminous.........     all types             35.00 x S             12.0           See Table A2
 Lignite...............     all types             30.00 x S             12.0           See Table A2
 Lignite Waste.........     all types             30.00 x S             12.0           See Table A2
 Peat..................     all types             30.00 x S             12.0                      0
 Agricultural Waste....     all types             0.08                   1.20                     0
 Black Liquor..........     all types             7.00                   1.50                     0
 Chemicals.............     all types             7.00                   1.50                     0
 Closed Loop Biomass...     all types             0.08                   1.50                     0
 Internal..............     all types             0.08                   1.50                     0

----------
See footnotes at end of table.

         Energy Information Administration/Electric Power Annual 2003         71

TABLE A1. SULFUR DIOXIDE, NITROGEN OXIDE, AND CARBON DIOXIDE EMISSION FACTORS
          (CONTINUED)

                               BOILER TYPE/                       EMISSION FACTORS
                                 FIRING        --------------------------------------------------------
          FUEL                 CONFIGURATION   SULFUR DIOXIDE(1)  NITROGEN OXIDES(2)  CARBON DIOXIDE(3)
----------------------------- ---------------  -----------------  ------------------  -----------------
COAL AND OTHER SOLID FUELS
(CONTINUED)                                    LBS PER TON        LBS PER TON         LBS PER 10(6) BTU

 Liquid Acetonitrile Waste...    all types              7.00                    1.50             150.76
 Liquid Waste................    all types              2.80                    2.30             163.29
 Municipal Solid Waste.......    all types              1.70                    5.90             189.48
 Petroleum Coke..............    all types         39.00 x S                   14.00             225.13
 Pitch.......................    all types         30.00 x S                   11.10                  0
 RailRoad Ties...............    all types              0.08                    1.50                  0
 Red Liquor..................    all types              7.00                    1.50                  0
 Sludge......................    all types              2.80                    5.00                  0
 Sludge Waste................    all types              2.80                    5.00                  0
 Sludge Wood.................    all types              2.80                    5.00                  0
 Spent Sulfite Liquor........    all types              7.00                    1.50                  0
 Straw.......................    all types              0.08                    1.50                  0
 Sulfur......................    all types              7.00                    0.00                  0
 Tar Coal....................    all types         30.00 x S                   11.10                  0
 Tires.......................    all types         38.00 x S                   21.70                  0
 Waste Byproducts............    all types              1.70                    2.30             163.29
 Waste Coal..................    all types         38.00 x S                   21.70                  0
 Wood/Wood Waste.............    all types              0.08                    1.50                  0

PETROLEUM AND OTHER LIQUID
FUELS                                          LBS PER 10(3) GAL  LBS PER 10(3) GAL   LBS PER 10(6) BTU

 Heavy Oil(7)................    all types        157.00 x S                   47.00             173.72
 Light Oil(7)................    all types        142.00 x S                   20.00             159.41
 Diesel......................    all types        142.00 x S                   20.00             161.27
 Kerosene....................    all types        142.00 x S                   20.00             159.41
 Butane (liquid).............    all types              0.09                   21.00             143.20
 Fish Oil....................    all types              0.50                   12.40                  0
 Methanol....................    all types              0.50                   12.40             138.15
 Oil Waste...................    all types        147.00 x S                   19.00             163.61
 Propane (liquid)............    all types              0.50                   19.00             139.04
 Sludge Oil..................    all types        147.00 x S                   19.00                  0
 Tar Oil.....................    all types        162.70 x S                   67.00                  0
 Waste Alcohol...............    all types              0.50                   12.40             138.15

NATURAL GAS AND OTHER
GASEOUS FUELS                                  LBS PER 10(6) CF   LBS PER 10(6) CF    LBS PER 10(6) BTU

 Natural Gas.................    all types              0.60                  280.00             116.97
 Butane (Gas)................    all types              0.60                   21.00             143.20
 Hydrogen....................    all types              0.00                  550.00                  0
 Landfill Gas................    all types              0.60                  550.00             115.12
 Methane.....................    all types              0.60                  550.00             115.11
 Other Gas...................    all types              0.60                  550.00             141.54
 Propane (Gas)...............    all types              0.60                   19.00             139.04

--------------
(1) Uncontrolled sulfur dioxide emission factors. "x S" indicates that the constant must be multiplied by the percentage (by weight) of sulfur in the fuel. Sulfur dioxide emission estimates from facilities with flue gas desulfurization equipment are calculated by multiplying uncontrolled emission estimates by one minus the reported sulfur removal efficiencies. Sulfur dioxide emission factors also account for small quantities of sulfur trioxide and gaseous sulfates.

(2) Parenthetic values are for wet bottom boilers; otherwise dry bottom boilers. If bottom type is unknown, dry bottom is assumed. Emission factors are for boilers with a gross heat rate of 100 million Btu per hour or greater. See Table A4 for nitrogen oxide reduction factors used to calculate controlled nitrogen oxide emission estimates.

(3) Uncontrolled carbon dioxide emission estimates are reduced by 1 percent to account for unburned carbon.

(4) Coal types are categorized by Btu content as follows: bituminous (greater than or equal to 9,750 Btu per pound), subbituminous (equal to 7,500 to 9,750 Btu per pound), and lignite (less than 7,500 Btu per pound).

(5) Sulfur dioxide emission estimates from fluidized bed boilers assume a sulfur removal efficiency of 90 percent.

(6) Emission factors for petroleum coke are assumed to be the same as those for anthracite. If the sulfur content of petroleum coke is unknown, a 6 percent sulfur content is assumed.

(7) Oil types are categorized by Btu content as follows: heavy (greater than or equal to 144,190 Btu per gallon), and light (less than 144,190 Btu per gallon).

Source: Energy Information Administration, Office of Integrated Analysis and Forecasting.

72         Energy Information Administration/Electric Power Annual 2003

TABLE A2. CARBON DIOXIDE EMISSION FACTORS FOR COAL BY RANK AND STATE OF ORIGIN

                                                                 FACTORS
           RANK                  STATE OF ORIGIN        (POUNDS PER MILLION BTU)
---------------------------  -------------------------  ------------------------
Anthracite                          Pennsylvania                 227.38

Bituminous                          Alabama                      205.46
Bituminous                          Arizona                      209.68
Bituminous                          Arkansas                     211.60
Bituminous                          Colorado                     206.21
Bituminous                          Illinois                     203.51
Bituminous                          Indiana                      203.64
Bituminous                          Iowa                         201.57
Bituminous                          Kansas                       202.79
Bituminous                          Kentucky: East               204.80
Bituminous                          Kentucky: West               203.23
Bituminous                          Maryland                     210.16
Bituminous                          Missouri                     201.31
Bituminous                          Montana                      209.62
Bituminous                          New Mexico                   205.71
Bituminous                          Ohio                         202.84
Bituminous                          Oklahoma                     205.93
Bituminous                          Pennsylvania                 205.72
Bituminous                          Tennessee                    204.79
Bituminous                          Texas                        204.39
Bituminous                          Utah                         204.08
Bituminous                          Virginia                     206.23
Bituminous                          Washington                   203.62
Bituminous                          West Virginia                207.10
Bituminous                          Wyoming                      206.48

Subbituminous                       Alaska                       214.00
Subbituminous                       Colorado                     212.72
Subbituminous                       Iowa                         200.79
Subbituminous                       Missouri                     201.31
Subbituminous                       Montana                      213.42
Subbituminous                       New Mexico                   208.84
Subbituminous                       Utah                         207.09
Subbituminous                       Washington                   208.69
Subbituminous                       Wyoming                      212.71

Lignite                             Arkansas                     213.54
Lignite                             California                   216.31
Lignite                             Louisiana                    213.54
Lignite                             Montana                      220.59
Lignite                             North Dakota                 218.76
Lignite                             South Dakota                 216.97
Lignite                             Texas                        213.54
Lignite                             Washington                   211.68
Lignite                             Wyoming                      215.59

------------
Source: Energy Information Administration, Quarterly Coal Report, Jan.-Mar. 1994, DOE-EIA-0121(94/Q1) (Washington, D.C, August 1994), pp. 1-8.)

         Energy Information Administration/Electric Power Annual 2003         73

TABLE A3. NITROGEN OXIDE CONTROL TECHNOLOGY EMISSIONS REDUCTION FACTORS

           NITROGEN OXIDE                                 REDUCTION FACTOR
         CONTROL TECHNOLOGY              EIA-767 CODE(S)     (PERCENT)
------------------------------------     ---------------  ----------------
Advanced Overfire Air...............        AA                  30(1)
Alternate Burners...................        BF                  20
Flue Gas Recirculation..............        FR                  40
Fluidized Bed Combustor.............        CF                  20
Fuel Reburning......................        FU                  30
Low Excess Air......................        LA                  20
Low Nitrogen Oxide Burners..........        LN                  30(1)
Other (or Unspecified)..............        OT                  20
Overfire Air........................        OV                  20(1)
Selective Catalytic Reduction.......        SR                  70
Selective Catalytic Reduction.......
With Low Nitrogen Oxide Burners.....        SR and LN           90
Selective Noncatalytic Reduction....        SN                  30
Selective Noncatalytic Reduction....
With Low Nitrogen Oxide Burners.....        SN and LN           50
Slagging............................        SC                  20

---------------
1. Starting with 1995 data, reduction factors for advanced overfire air, low nitrogen oxide burners and overfire air were reduced by 10 percent.

Source: Babcox and Wilcox, Steam: Its Generation and Use, 40th Edition, 1992.

TABLE A4. UNIT-OF-MEASURE EQUIVALENTS

             UNIT                          EQUIVALENT                  UNIT
------------------------------  --------------------------------   --------------
Kilowatt (kW).................              1,000 (One Thousand)   Watts
Megawatt (MW).................           1,000,000 (One Million)   Watts
Gigawatt (GW).................       1,000,000,000 (One Billion)   Watts
Terawatt (TW).................  1,000,000,000,000 (One Trillion)   Watts

Gigawatt......................           1,000,000 (One Million)   Kilowatts
Thousand Gigawatts............       1,000,000,000 (One Billion)   Kilowatts

Kilowatthours (kWh)...........              1,000 (One Thousand)   Watthours
Megawatthours (MWh)...........           1,000,000 (One Million)   Watthours
Gigawatthours (GWh)...........       1,000,000,000 (One Billion)   Watthours
Terawatthours (TWh)...........  1,000,000,000,000 (One Trillion)   Watthours

Gigawatthours.................           1,000,000 (One Million)   Kilowatthours
Thousand Gigawatthours........        1,000,000,000(One Billion)   Kilowatthours

U.S. Dollar...................              1,000 (One Thousand)   Mills
U.S. Cent.....................                          10 (Ten)   Mills

---------------
Source: Energy Information Administration, Office of Coal, Nuclear, Electric and alternate fuels.

74         Energy Information Administration/Electric Power Annual 2003

                                   APPENDIX B.
                           UNREGULATED RETAIL SALES -
                        ADJUSTMENTS TO THE DATA FOR 2003

The Energy Policy Act of 1992 (EPACT), mandated deregulation of wholesale and retail electricity markets. One important component was to authorize the Federal Energy Regulatory Commission (FERC) to require open access to privately owned transmission systems under its jurisdiction. Another major component permitted States, at their own discretion, to introduce competition in the market for retail sales of electricity. EPACT represented one of the most dramatic changes in the electric power industry in its approximately 100-year history.

In traditional regulated cost-of-service retail markets, all electric services including generation, line maintenance, delivery of power, meter reading and billing are bundled together and provided by a single vertically integrated entity. As of the end of 2003, approximately 20 States have partially deregulated their retail electricity markets. Customers who select alternate energy service providers (ESPs) in those States usually receive electricity and delivery service from different providers, a system often referred to as "unbundled service."

Most States that have implemented retail competition have allowed customers to choose between fully bundled services from their traditional utility, or unbundled electricity service from an ESP. In most cases, when customers elect ESPs for their energy service, their traditional distribution utility (TDU) retains the obligation to deliver the power, maintain distribution lines and related equipment, and bill for all services, including the electricity. However, each State determines the exact extent of competition within its own borders.

Several years ago, in recognition that many consumers were beginning to select unbundled services, the Energy Information Administration (EIA) redesigned the Form EIA-861 ("Annual Electric Power Industry Report") and the Form EIA-826 ("Monthly Sales and Revenue Report With State Distributions") to capture the revenues, volumes, and customer counts for both bundled and unbundled retail electric service. Collecting, processing, and editing this new electric power data in a deregulated environment became a particular challenge for EIA, as ESPs were a new segment of the market and had to be integrated into the surveys. The entry/exit of these ESPs in/out of the markets in each State has been exceedingly difficult for EIA to track. Additionally, EIA is aware that some commercial and industrial customers buy power directly from the grid. Such sales are not currently reported since Independent System Operators and Regional Transmission Operators are not currently respondents to EIA surveys. Thus, those sales are

TABLE B1. ELECTRICITY VOLUMES SOLD AND DELIVERED, DEREGULATED STATES, 2003
          (MEGAWATTHOURS)

                                ALL SECTORS,                          ALL SECTORS,           MWH             PERCENT
          STATE                   BUNDLED        ALL SECTORS, ESP      DELIVERED         DISCREPANCY        DIFFERENCE
----------------------------   -------------     ----------------     ------------       -----------        ----------
California..................     172,746,724           65,179,545        65,963,004         783,459             1.2%
Connecticut.................      31,230,118              553,201           600,100          46,899             8.5%
District of Columbia........       5,725,475            5,154,147         5,220,908          66,761             1.3%
Delaware....................      10,488,250            1,216,467         2,111,340         894,873            73.6%
Illinois....................     115,070,513           20,903,116        21,177,378         274,262             1.3%
Massachusetts...............      45,775,113            8,953,342         9,739,244         785,902             8.8%
Maryland....................      59,692,937            9,216,004        11,565,646       2,349,642            25.5%
Maine.......................         768,781            9,878,729        11,203,056       1,324,327            13.4%
Michigan....................      98,765,181            7,830,550        10,112,012       2,281,462            29.1%
Montana.....................      10,282,211            2,409,041         2,542,449         133,408             5.5%
New Hampshire...............      10,857,646              148,266           114,896         (33,370)          -22.5%
New Jersey..................      69,874,985            6,714,348         6,507,527        (206,821)           -3.1%
New York....................     100,387,510           37,628,761        43,834,594       6,205,833            16.5%
Ohio........................     127,249,081           24,163,225        24,940,157         776,932             3.2%
Pennsylvania................     128,596,260           12,405,397        11,772,868        (632,529)           -5.1%
Rhode Island................       7,099,519              699,977           697,107          (2,870)           -0.4%
Virginia....................     101,479,381               30,603            30,350            (253)           -0.8%
Washington..................      76,112,939              921,003         2,020,562       1,099,559           119.4%
UNITED STATES...............   3,259,247,101          214,005,722       230,153,198      16,147,476             7.5%

-------------
Note: Totals may not equal sum of components because of independent rounding.

        Energy Information Administration/Electric Power Annual 2003          75
reported as delivered by TDUs but not captured as a sale by ESPs.

Nonetheless, using Forms EIA-861 and EIA-826, EIA attempts to collect retail sales data from required respondents for all the customers in a State: both fully bundled traditional service customers and customers who selected an ESP for energy service and retained the TDU for delivery service. In order to capture both sides of any unbundled electricity sale, sales and revenue data must be collected separately from the ESP and the TDUs for those customers who switched to unbundled services.

For the reasons noted above, reported volumes of these unbundled sales (and therefore, associated revenues and customer counts) often do not match at an aggregate level in some States. Additionally, there are a number of instances in which, while the aggregate State sales and deliveries match fairly well, respondent ESPs and TDUs have each classified the sale/delivery to a different end use sector; i.e., residential, commercial, industrial, transportation. Table B1 reports bundled and unbundled sales and delivery activity in the 18 States with retail competition as reported on the Form EIA-861 in 2003.

Investigations by EIA staff, as well as verification from State Public Utility Commissions (PUCs), indicate that data for delivered power reported by the delivery utilities is probably more reliable than the corresponding transactions reported by the ESPs. Thus, as a consequence of these data issues, the EIA has adjusted the unbundled sales volumes and revenues reported by ESPs in the seven States with the most significant discrepancies in reporting. These adjustments were calculated at an end use sector level to also correct for misclassified sales. However, EIA continues to make available all respondent data in separate data files. Eleven of the 18 States show sufficient agreement between reported unbundled sales and delivery, either because the discrepancy in sales volume is small in percentage terms, or the actual volume is relatively small. However, seven States--California, Delaware, Maine, Maryland, Michigan, New York, and Washington--show either significant percentage differences between reported sales and deliveries or large volume differences. The purpose of the adjustments is to equate retail sales to deliveries where ESP and delivery utilities reported disparate information.

Specifically, in the seven States we have adjusted, total sales were adjusted to the sum of bundled sales and delivery volumes, rather than the sum of bundled sales and reported sales by ESPs. Total state adjusted sales volumes were also apportioned to the end-use sectors where discrepancies were evident.

Total revenues were adjusted by the average prices reported by end-use sector by State, so that average prices would not be impacted by our adjustment. The total sales adjustment nationally came to just under 15 billion kilowatthours, or 0.4 percent of all reported retail sales. Even in the 18 States with unbundled sales activity, most electricity sales are still provided through bundled service, and in the Nation, 93 percent of all retail sales are fully bundled.

The following paragraphs describe data adjustment measures taken by EIA in the seven States where divergence of the revenue and energy data reported by energy-only and delivery-only entities were disparate The adjustments were made only after extensive contacts with respondents and/or verification from independent sources such as State Public Utility Commissions.

CALIFORNIA

Deregulated retail sales activity in California remains largely from old contracts that date from 2000 and prior years. Differences for all sectors for total ESP sales compared with total TDU deliveries for 2003 are small at 1.2 percent, or a total of 783 million kilowatthours (Table B2). However, distribution utility and ESP consumer sector classification differences result in significant differences at the sector level, especially between the commercial and industrial sectors. In the commercial sector, ESPs reported sales that exceeded reported deliveries by about 6,163 million kWh; conversely, in the industrial sector, unbundled respondents reported a discrepancy of similar magnitude but with deliveries well in excess of sales. The estimation of delivery volumes resulted in a negligible change in residential sales, a reduction in commercial sales, and higher industrial sales. Commercial revenues were reduced by the average reported unbundled power price multiplied by the volume adjustment ($437 million) and industrial revenue was raised ($526 million). The resulting classification of sales by end-use sector in California better matches historical consumption trends by end-use sector. These adjustments result in a negligible increase to all reported sales in California.

TABLE B2. ADJUSTED CALIFORNIA SALES AND REVENUE, 2003

                                            SALES                                          REVENUE
                                        (MILLION KWH)                                 (THOUSAND DOLLARS)
                        ---------------------------------------------    -------------------------------------------
       SECTOR           ALL PROVIDERS    ADJUSTMENT       FINAL SALES    ALL PROVIDERS    ADJUSTMENT   FINAL REVENUE
---------------------   -------------    -------------    -----------    -------------    ----------   -------------
Residential..........       80,782            (83)           80,699         9,693,221       (6,818)       9,686,403
Commercial...........      114,211         (6,163)          108,049        13,603,712     (436,540)      13,167,172
Industrial...........       42,130          7,023            49,153         4,314,224      526,087        4,840,311
Transportation.......          802              6               809            47,292          230           47,522
ALL SECTORS..........      237,925            783           238,710        27,658,449       82,959       27,741,408

-------------
Note: Totals may not equal sum of components because of independent rounding.

76         Energy Information Administration/Electric Power Annual 2003

TABLE B3. ADJUSTED NEW YORK SALES AND REVENUE, 2003

                                   SALES                                      REVENUE
                               (MILLION KWH)                            (THOUSAND DOLLARS)
                 ----------------------------------------   ------------------------------------------
    SECTOR       ALL PROVIDERS   ADJUSTMENT   FINAL SALES   ALL PROVIDERS   ADJUSTMENT   FINAL REVENUE
--------------   -------------   ----------   -----------   -------------   ----------   -------------
Residential ..       46,769          347         47,116       6,714,917       27,695       6,742,612
Commercial ...       70,364        2,132         72,496       9,233,223      175,315       9,408,538
Industrial ...       18,017        3,727         21,744       1,403,375      148,885       1,552,260
Transportation        2,867            0          2,867         228,428        4,211         232,639
ALL SECTORS ..      138,017        6,206        144,222      17,579,943      356,106      17,936,049

Note: Totals may not equal sum of components because of independent rounding.

TABLE B4. ADJUSTED MAINE SALES AND REVENUE, 2003

                                   SALES                                      REVENUE
                               (MILLION KWH)                             (THOUSAND DOLLARS)
                 ----------------------------------------   ------------------------------------------
    SECTOR       ALL PROVIDERS   ADJUSTMENT   FINAL SALES   ALL PROVIDERS   ADJUSTMENT   FINAL REVENUE
--------------   -------------   ----------   -----------   -------------   ----------   -------------
Residential ..       4,596          (377)         4,219         540,781      (18,880)        521,901
Commercial ...       4,778          (819)         3,959         453,083      (43,644)        409,439
Industrial ...       1,274         2,520          3,794         127,727      113,165         240,892
Transportation           -             -              -               -            -               -
ALL SECTORS ..      10,648         1,324         11,972       1,121,591       50,642       1,172,232

Note: Totals may not equal sum of components because of independent rounding.

TABLE B5. ADJUSTED MARYLAND SALES AND REVENUE, 2003

                                       SALES                                      REVENUE
                                   (MILLION KWH)                            (THOUSAND DOLLARS)
                     ----------------------------------------   ------------------------------------------
    SECTOR           ALL PROVIDERS   ADJUSTMENT   FINAL SALES   ALL PROVIDERS   ADJUSTMENT   FINAL REVENUE
--------------       -------------   ----------   -----------   -------------   ----------   -------------
Residential.......      26,812          (140)        26,672       2,067,141        (6,658)     2,060,483
Commercial........      20,812        (3,862)        16,950       1,340,546      (162,736)     1,177,810
Industrial........      20,824         6,352         27,176       1,032,308       296,548      1,328,856
Transportation....         461             -            461          26,659             -         26,659
ALL SECTORS.......      68,909         2,350         71,259       4,466,654       127,154      4,593,808

Note: Totals may not equal sum of components because of independent rounding.

NEW YORK

New York shows the largest single-State discrepancy between ESP sales and TDU deliveries for all sectors, with TDUs reporting 6,206 million kilowatthours more than ESPs (Table B1). One factor causing this difference may relate to a State program in New York that allows large retail commercial and industrial consumers (1 megawatt or greater) to purchase power directly from the New York Independent System Operator (ISO) realizing a lower energy rate than that offered by their traditional utilities. However, the program requires the customer's local utility to deliver the power. Consequently, the utilities continue to report their deliveries to EIA, but since the ISO is not a respondent, the power sales are not reported to EIA. Table B3 reports adjustments to the various end-use sectors in New York, with total sales adjustments coming to 6,206 million kilowatthours. This net adjustment to sales represents about 6 percent of all reported sales in New York.

MAINE

The Maine PUC required utilities in Maine under its jurisdiction to withdraw entirely from the energy portion of retail service and concentrate on delivery services exclusively. The exceptions to providing delivery-only service are related to special bundled-service contracts that are being allowed to terminate on schedule. The shortfall for ESP power volumes, as indicated by distribution utility delivery data, and verified by the Maine PUC, is approximately 13 percent of all deliveries (Table B1), and is thought to be related to a single large power marketer's failure to report their sales in Maine. The effect of using delivery volumes in Maine in place of ESP volumes is to slightly reduce residential and commercial sales, while raising industrial sales substantially (Table B4). Total net sales increments of 1,324 million kilowatthours represent 12 percent of all reported sales in Maine.

MARYLAND

Adjustments in Maryland resulted in slightly less residential sales, substantially less commercial sales, substantially more industrial sales, and no change in the transportation sector (Table B5). As with California, differing customer classifications between power vendors and delivery utilities contributed greatly to the discrepancies. The commercial sector was adjusted downward by 3,862 million kilowatthours while the industrial sector was raised by 6,352 million

          Energy Information Administration/Electric Power Annual 2003        77
kilowatthours. Moreover, electric power marketers responded to a request for proposals issued in 2002 to place the State government's electricity requirements under a single omnibus agreement. Separating transit system consumption from other components proved more difficult for electric

TABLE B6. ADJUSTED DELAWARE SALES AND REVENUE, 2003

                                   SALES                                      REVENUE
                               (MILLION KWH)                            (THOUSAND DOLLARS)
                 ----------------------------------------   ------------------------------------------
    SECTOR       ALL PROVIDERS   ADJUSTMENT   FINAL SALES   ALL PROVIDERS   ADJUSTMENT   FINAL REVENUE
--------------   -------------   ----------   -----------   -------------   ----------   -------------
Residential          4,190             -          4,190        360,046             -        360,046
Commercial           4,286          (400)         3,886        300,289       (16,041)       284,248
Industrial           3,228         1,295          4,523        175,650        57,094        232,744
Transportation           -             -              -              -             -              -
ALL SECTORS         11,704           895         12,600        835,985        41,053        877,038

Note: Totals may not equal sum of components because of independent rounding.

TABLE B7. ADJUSTED MICHIGAN SALES AND REVENUE, 2003

                                   SALES                                      REVENUE
                               (MILLION KWH)                            (THOUSAND DOLLARS)
                 ----------------------------------------   ------------------------------------------
    SECTOR       ALL PROVIDERS   ADJUSTMENT   FINAL SALES   ALL PROVIDERS   ADJUSTMENT   FINAL REVENUE
--------------   -------------   ----------   -----------   -------------   ----------   -------------
Residential          33,770          (101)       33,669       2,818,906        (5,829)     2,813,077
Commercial           39,360        (3,968)       35,392       2,877,233      (205,704)     2,671,529
Industrial           33,462         6,351        39,813       1,694,499       281,445      1,975,944
Transportation            3             -             3             279             -            279
ALL SECTORS         106,595         2,282       108,877       7,390,917        69,912      7,460,829

Note: Totals may not equal sum of components because of independent rounding.

TABLE B8. ADJUSTED WASHINGTON SALES AND REVENUE, 2003

                                   SALES                                      REVENUE
                               (MILLION KWH)                            (THOUSAND DOLLARS)
                 ----------------------------------------   ------------------------------------------
    SECTOR       ALL PROVIDERS   ADJUSTMENT   FINAL SALES   ALL PROVIDERS   ADJUSTMENT   FINAL REVENUE
--------------   -------------   ----------   -----------   -------------   ----------   -------------
Residential          31,872             -        31,872       2,010,273            -       2,010,273
Commercial           27,981            58        28,039       1,696,316        4,950       1,701,266
Industrial           17,139         1,041        18,180         777,991       88,195         866,186
Transportation           42             -            42           2,716            -           2,716
ALL SECTORS          77,034         1,099        78,134       4,487,296       93,145       4,580,441

Note: Totals may not equal sum of components because of independent rounding.

service providers. Total net adjustments in Maryland of 2,350 million kilowatthours increased all reported sales in the State by 3 percent.

DELAWARE

In Delaware, only one delivery utility is in operation, and discussions with the utility verified the delivery volumes. No adjustments were needed for the residential sector, but a downward revision in the commercial sector, and a significant upward revision in the industrial sector were necessary. These adjustments resulted in a net volume change of about 895 million kilowatthours in the State (Table B6), a large percent of reported ESP sales (73 percent, Table B1), but only about 8 percent of all reported sales in Delaware.

MICHIGAN

Adjustments in Michigan result in slightly less residential sector sales, a downward adjustment in the commercial sector, and an upward adjustment in the industrial sector. The adjustments in Michigan result in a net increase of 2 percent of all reported sales in Michigan.

WASHINGTON

In Washington, as in New York, large customers could avail themselves of purchasing options that could result in substantial dollar savings for their electric power needs. Purchases out of the Mid-Columbia River Dams (Mid-C) power pool were not reported as an energy-only sale because the Mid-C does not file a Form EIA-861 or EIA-826 survey. However, these sales were verified by the Washington Utilities and Transmission Commission, and reported as delivered by Puget Sound Energy. Adjustments reflecting these missing sales volumes result in no change in the residential sector, slightly more commercial sales, a much larger upward adjustment in the industrial sector and no change to the transportation sector. The total sales adjustment of 1,099 million kilowatthours represents about 1 percent of all reported sales in Washington.

78        Energy Information Administration/Electric Power Annual 2003

                                    GLOSSARY

        THE OFFICE OF COAL, NUCLEAR, ELECTRIC AND ALTERNATE FUEL'S MASTER
           GLOSSARY CONTAINS ALL REFERENCES USED IN THIS PUBLICATION.
                              PLEASE USE THIS URL:
           HTTP://WWW.EIA.DOE.GOV/CNEAF/ELECTRICITY/PAGE/GLOSSARY.HTML

          Energy Information Administration/Electric Power Annual 2003        79

                                     [TAB 2]

TABLE 7.6 ELECTRICITY END USE

          (Million Kilowatthours)

                                                            RETAIL SALES (a)
                    -----------------------------------------------------------------------------------------
                                                                  TRANSPOR-             COMMERCIAL    OTHER     DIRECT
                    RESIDENTIAL  COMMERCIAL (b)  INDUSTRIAL (c)  TATION (d)  TOTAL (e)  (OLD) (f)   (OLD) (g)  USE (h)   TOTAL (i)
                    -----------  --------------  --------------  ----------  ---------  ----------  ---------  --------  ---------
1973 TOTAL .......     579,231     E   444,505       686,085       E 3,087   1,712,909    388,266    59,326       NA     1,712,909
1974 TOTAL .......     578,184     E   440,016       684,875       E 2,849   1,705,924    384,826    58,039       NA     1,705,924
1975 TOTAL .......     588,140     E   468,296       687,680       E 2,974   1,747,091    403,049    68,222       NA     1,747,091
1976 TOTAL .......     606,452     E   491,777       754,069       E 2,948   1,855,246    425,094    69,631       NA     1,855,246
1977 TOTAL .......     645,239     E   514,029       786,037       E 3,056   1,948,361    446,514    70,571       NA     1,948,361
1978 TOTAL .......     674,466     E   531,439       809,078       E 2,939   2,017,922    461,163    73,215       NA     2,017,922
1979 TOTAL .......     682,819     E   543,412       841,903       E 2,965   2,071,099    473,307    73,070       NA     2,071,099
1980 TOTAL .......     717,495     E   558,643       815,067       E 3,244   2,094,449    488,155    73,732       NA     2,094,449
1981 TOTAL .......     722,265     E   595,908       825,743       E 3,186   2,147,103    514,338    84,756       NA     2,147,103
1982 TOTAL .......     729,520     E   608,748       744,949       E 3,224   2,086,441    526,397    85,575       NA     2,086,441
1983 TOTAL .......     750,948     E   620,292       775,999       E 3,715   2,150,955    543,788    80,219       NA     2,150,955
1984 TOTAL .......     780,092     E   663,680       837,836       E 4,189   2,285,796    582,621    85,248       NA     2,285,796
1985 TOTAL .......     793,934     E   689,121       836,772       E 4,147   2,323,974    605,989    87,279       NA     2,323,974
1986 TOTAL .......     819,088     E   714,721       830,531       E 4,413   2,368,753    630,520    88,615       NA     2,368,753
1987 TOTAL .......     850,410     E   744,067       858,233       E 4,562   2,457,272    660,433    88,196       NA     2,457,272
1988 TOTAL .......     892,866     E   784,029       896,498       E 4,669   2,578,062    699,100    89,598       NA     2,578,062
1989 TOTAL .......     905,525     E   810,856       925,659       E 4,770   2,646,809    725,861    89,765     108,826  2,755,635
1990 TOTAL .......     924,019     E   838,263       945,522       E 4,751   2,712,555    751,027    91,988     124,529  2,837,084
1991 TOTAL .......     955,417     E   855,244       946,583       E 4,758   2,762,003    765,664    94,339     124,057  2,886,060
1992 TOTAL .......     935,939     E   850,007       972,714       E 4,706   2,763,365    761,271    93,442     133,841  2,897,207
1993 TOTAL .......     994,781     E   884,746       977,164       E 4,771   2,861,462    794,573    94,944     139,238  3,000,700
1994 TOTAL .......   1,008,482     E   913,106     1,007,981       E 4,994   2,934,563    820,269    97,830     146,325  3,080,888
1995 TOTAL .......   1,042,501     E   953,117     1,012,693       E 4,975   3,013,287    862,685    95,407     150,677  3,163,963
1996 TOTAL .......   1,082,512     E   980,061     1,033,631       E 4,923   3,101,127    887,445    97,539     152,638  3,253,765
1997 TOTAL .......   1,075,880     E 1,026,626     1,038,197       E 4,907   3,145,610    928,633   102,901     156,239  3,301,849
1998 TOTAL .......   1,130,109     E 1,077,957     1,051,203       E 4,962   3,264,231    979,401   103,518     160,866  3,425,097
1999 TOTAL .......   1,144,923     E 1,103,821     1,058,217       E 5,126   3,312,087  1,001,996   106,952     171,629  3,483,716
2000 TOTAL .......   1,192,446     E 1,159,347     1,064,239       E 5,382   3,421,414  1,055,232   109,496     170,943  3,592,357
2001 TOTAL .......   1,202,647     E 1,197,426       964,224       E 5,484   3,369,781  1,089,154   113,756     162,649  3,532,429
2002 TOTAL .......   1,266,959     E 1,218,228       972,168       E 5,166   3,462,521  1,116,248   107,146     166,184  3,628,705

2003 January .....     124,678         100,449        81,699           624     307,451          -         -    E 15,106    322,557
     February ....     111,459          90,988        79,208           615     282,271          -         -    E 13,035    295,306
     March .......      99,652          92,700        80,238           560     273,150          -         -    E 13,743    286,893
     April .......      83,680          89,471        81,913           564     255,628          -         -    E 13,232    268,860
     May .........      87,897          95,818        83,879           557     268,151          -         -    E 13,819    281,969
     June ........     100,405         101,735        85,710           574     288,425          -         -    E 13,905    302,330
     July ........     129,601         114,651        87,507           616     332,375          -         -    E 14,833    347,208
     August ......     133,217         115,998        90,315           611     340,141          -         -    E 14,953    355,094
     September ...     112,937         106,554        85,944           598     306,034          -         -    E 13,902    319,936
     October .....      89,593         100,219        86,871           583     277,266          -         -    E 13,973    291,239
     November ....      87,035          92,957        82,739           548     263,279          -         -    E 13,466    276,745
     December ....     113,331          98,177        81,964           548     294,021          -         -    E 14,328    308,349
     TOTAL .......   1,273,486       1,199,718     1,007,988         6,999   3,488,192          -         -     168,295  3,656,487

2004 January .....     126,964          99,211        80,407           676     307,257          -         -    E 14,376    321,634
     February ....     113,075          93,848        79,598           666     287,187          -         -    E 13,432    300,619
     March .......      99,047          95,223        83,353           606     278,229          -         -    E 13,782    292,011
     April .......      85,440          93,076        83,529           610     262,655          -         -    E 13,279    275,934
     May .........      90,660         100,600        87,704           603     279,567          -         -    E 13,811    293,378
     June ........     112,373         107,855        87,272           621     308,121          -         -    E 13,878    321,999
     July ........     129,753         115,638        88,628           667     334,685          -         -    E 14,907    349,592
     August ......     126,724         114,569        89,703           662     331,658          -         -    E 14,512    346,170
     September ...     112,688         109,512        86,172           648     309,019          -         -    E 13,848    322,867
     October .....      93,451         102,102        85,992           631     282,176          -         -    E 13,304    295,481
     November ....      89,537          95,617        84,637           601     270,392          -         -    E 12,992    283,383
     December ....     113,737         101,255        83,890           684     299,565          -         -    E 13,869    313,434
     TOTAL .......   1,293,449       1,228,505     1,020,883         7,674   3,550,512          -         -    E165,991  3,716,503

2005 January .....     125,614         101,472        82,301           755     310,142          -         -    E 14,220    324,362
     February ....     107,250          93,455        80,444           719     281,869          -         -    E 12,823    294,692
     2-MONTH TOTAL     232,864         194,927       162,746         1,474     592,011          -         -    E 27,043    619,054

2004 2-MONTH TOTAL     240,039         193,059       160,005         1,342     594,444          -         -    E 27,809    622,253
2003 2-MONTH TOTAL     236,138         191,438       160,907         1,240     589,722          -         -    E 28,141    617,863

      (a) Electricity retail sales to ultimate customers reported by electric utilities and, beginning in 1996, other energy service providers.

      (b) Commercial sector, including public street and highway lighting, interdepartmental sales, and other sales to public authorities.

      (c) Industrial sector. Through 2002, excludes agriculture and irrigation; beginning in 2003, includes agriculture and irrigation.

      (d) Transportation sector, including sales to railroads and railways.

      (e) The sum of "Residential," "Commercial," "Industrial," and "Transportation."

      (f) "Commercial (Old)" is a discontinued series -- data are for the commercial sector, excluding public street and highway lighting, interdepartmental sales, and other sales to public authorities.

      (g) "Other (Old)" is a discontinued series -- data are for public street and highway lighting, interdepartmental sales, other sales to public authorities, agriculture and irrigation, and transportation including railroads and railways.

      (h) Use of electricity that is 1) self-generated, 2) produced by either the same entity that consumes the power or an affiliate, and 3) used in direct support of a service or industrial process located within the same facility or group of facilities that house the generating equipment. Direct use is exclusive of station use.

      (i) The sum of "Total Retail Sales" and "Direct Use."

      E=Estimate. NA=Not available. - =Not applicable.

      Notes, Web Page, and Sources: See end of section.

        ENERGY INFORMATION ADMINISTRATION/MONTHLY ENERGY REVIEW MAY 2005     113

                                     [TAB 3]

     The Edison Electric Institute (EEI), organized in 1933, is a trade association for U.S. shareholder-owned electric companies. Its U.S. members serve nearly 70 percent of all electric utility end customers in the nation and generate over 70 percent of the electricity produced by U.S. electric utilities. EEI provides industry data to its members, government agencies, the financial community and the public generally.

     According to EEI, in 2003, $11.4 billion was spent on the construction and maintenance of electric distribution lines and just $4.1 billion was spent on the construction and maintenance of electric transmission lines.4 Thus, the market for distribution services is far larger than the market for transmission services. The EEI also reports that between the years of 1990 and 2003, spending on distribution services ranged from a low of $9.6 billion in 1996 to a high of $12.2 billion in 1990. During the same thirteen year period, spending on transmission services ranged from $2.3 billion in 1997 to $4.1 billion in 2003. These numbers show that the market for distribution services has a smaller expenditure standard deviation and is far more stable than the market for transmission services. Finally, looking at the numbers for the industry as far back as 1975 shows that over 28 years, spending on distribution services has increased from $8.4 billion to $11.4 billion while spending in transmission services has actually decreased from $4.9 billion to $4.1 billion. Based upon the foregoing, we believe that distribution work represents a bigger market that is relatively stable and more attractive than transmission work.

(4) http://www.eei.org/industry_issues/industry_overview_and_statistics/industry_statistics/T-DConstructioExpend.pdf

[EEI LOGO] EDITION ELECTRONIC INSTITUTE

For a number of years until 1999, investments by shareholder-owned electric utilities in transmission facilities were steadily declining. This can be attributed to a number of factors, including regulatory and financial uncertainties, as well as difficulties in permitting new transmission lines.

Since 1999, however, investment in transmission facilities began increasing by about 12 percent annually. In 2003, total investment was about $4 billion. Much of the investment growth has targeted local reliability issues and is designed to serve growing population centers around the nation by connecting new power plants to burgeoning electric demand.

In 2003, for example, roughly $2 billion was invested in transmission station construction, e.g., transformers, and the other $2 billion was spent on transmission line equipment (conductors, towers, poles, etc.). Significantly, however, the number of circuit miles of high-voltage and extra-high-voltage transmission lines (188kV and above) owned or operated by shareholder-owned utilities has grown by only 2.5 percent annually since 1999. These are the so-called "trunkline" facilities that move electricity around and between regions of the country.

Consequently, in order to assure our current high level of system reliability in the future, investment in the transmission sector will need to grow even more to keep pace with the ever-increasing demand for electricity in the United States and to help accommodate increasingly robust wholesale electric power markets. This goal can be achieved in part by creating incentives to stimulate new transmission capacity -- these include accelerated depreciation of transmission facilities for tax purposes, providing the Federal Energy Regulatory Commission with limited "backstop" siting authority to help ease transmission line permitting, and streamlining the federal permitting process.

CONSTRUCTION EXPENDITURES

SHAREHOLDER-OWNED ELECTRIC UTILITIES *

Millions of Dollars | 1975-2003 | NOMINAL

                            1975    1976    1977    1978    1979    1980    1981    1982    1983    1984
                            -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
Transmission .............  1,771   1,832   1,687   1,783   2,090   2,353   2,270   2,203   2,371   2,250
Distribution .............  3,075   2,974   3,390   3,875   4,334   4,483   4,606   4,827   5,021   5,899

                            1985    1986    1987   1988    1989    1990    1991   1992    1993r   1994r
                            -----   -----   -----  -----   -----   -----   -----  -----   -----   -----
Transmission .............  1,863   1,761   2,066  1,942   2,512   2,441   2,294  2,610   2,638   2,524
Distribution .............  6,590   7,248   7,457  8,224   8,685   9,100   8,780  8,653   9,017   9,195

                            1995r   1996r   1997r  1998r   1999r    2000    2001    2002    2003
                            -----   -----   -----  ------  ------  ------  ------  ------  ------
Transmission .............  2,128   2,267   1,962   1,994   2,326   3,461   3,646   3,775   4,107
Distribution .............  8,316   8,368   8,709  10,262  10,385  10,442  11,112  11,592  11,421

CONSTRUCTION EXPENDITURES

SHAREHOLDER-OWNED ELECTRIC UTILITIES *

Millions of Dollars | 1975-2003 | REAL ($ 2003)

                            1975    1976    1977    1978    1979    1980    1981    1982    1983    1984
                            -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
Transmission .............  4,850   4,707   4,078   4,077   4,518   4,592   4,096   3,776   3,958   3,725
Distribution .............  8,422   7,641   8,195   9,089   9,368   8,748   8,310   8,274   8,382   9,766

                             1985    1986    1987    1988    1989    1990    1991    1992    1993r   1994r
                            ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
Transmission .............   3,052   2,863   3,332   2,810   3,517   3,262   2,996   3,441   3,359   3,134
Distribution .............  10,796  11,785  12,026  11,901  12,160  12,159  11,466  11,407  11,559  11,223

                            1995r   1996r   1997r    1998r   1999r   2000r   2001    2002    2003
                            -----   -----   -----   ------  ------  ------  ------  ------  ------
Transmission .............  2,569   2,658   2,249    2,250   2,569   3,614   3,702   3,785   4,107
Distribution .............  9,695   9,581   9,848   11,224  11,539  10,902  11,288  11,621  11,421

Note: Real dollar results are shown using the Consumer Price Index (CPI) to adjust for inflation from year to year.

*Represents 65 shareholder-owned electric companies whose stock is publicly traded on major U.S. stock exchanges. Eight additional companies who provide regulated electric service in the United States but are not listed on U.S. stock exchanges for one of the following reasons -- they are subsidiaries of an independent power producer; they are subsidiaries of foreign-owned companies; or they were acquired by other investment firms are also included.

r Revised.

SOURCES: Prior to 1999, data are from Edison Electric Institute's "Uniform Statistical Report". For 1999, data are from Edison Electric Institute's Construction Expenditures Survey, the Federal Energy Regulatory Commission
(FERC), Annual Report of Major Electric Utilities ( Form 1), and company Annual Reports (10-K). For 2000-2003, data are from Edison Electric Institute's Annual Property & Plant Capital Investment Survey and the Federal Energy Regulatory Commission (FERC), Annual Report of Major Electric Utilities (Form 1).

Source: EEI
$ millions (Real $ 2003)

                                Transmission                                              Distribution
                 ----------------------------------------------           ------------------------------------------------
                 Spending       YoY % change     Absolute value           Spending        YoY % change      Absolute value
                 ----------------------------------------------           ------------------------------------------------
        1975       4,850                                                    8,422
        1976       4,707            -2.9%             2.9%                  7,641             -9.3%             9.3%
        1977       4,078           -13.4%            13.4%                  8,195              7.3%             7.3%
        1978       4,077             0.0%             0.0%                  9,089             10.9%            10.9%
        1979       4,518            10.8%            10.8%                  9,368              3.1%             3.1%
        1980       4,592             1.6%             1.6%                  8,748             -6.6%             6.6%
        1981       4,096           -10.8%            10.8%                  8,310             -5.0%             5.0%
        1982       3,776            -7.8%             7.8%                  8,274             -0.4%             0.4%
        1983       3,958             4.8%             4.8%                  8,382              1.3%             1.3%
        1984       3,725            -5.9%             5.9%                  9,766             16.5%            16.5%
        1985       3,052           -18.1%            18.1%                 10,796             10.5%            10.5%
        1986       2,863            -6.2%             6.2%                 11,785              9.2%             9.2%
        1987       3,332            16.4%            16.4%                 12,026              2.0%             2.0%
        1988       2,810           -15.7%            15.7%                 11,901             -1.0%             1.0%
        1989       3,517            25.2%            25.2%                 12,160              2.2%             2.2%
        1990       3,262            -7.3%             7.3%                 12,159              0.0%             0.0%
        1991       2,996            -8.2%             8.2%                 11,466             -5.7%             5.7%
        1992       3,441            14.9%            14.9%                 11,407             -0.5%             0.5%
        1993       3,359            -2.4%             2.4%                 11,559              1.3%             1.3%
        1994       3,134            -6.7%             6.7%                 11,223             -2.9%             2.9%
        1995       2,569           -18.0%            18.0%                  9,695            -13.6%            13.6%
        1996       2,658             3.5%             3.5%                  9,581             -1.2%             1.2%
        1997       2,249           -15.4%            15.4%                  9,848              2.8%             2.8%
        1998       2,250             0.0%             0.0%                 11,224             14.0%            14.0%
        1999       2,569            14.2%            14.2%                 11,539              2.8%             2.8%
        2000       3,614            40.7%            40.7%                 10,902             -5.5%             5.5%
        2001       3,702             2.4%             2.4%                 11,288              3.5%             3.5%
        2002       3,785             2.2%             2.2%                 11,621              3.0%             3.0%
        2003       4,107             8.5%             8.5%                 11,421             -1.7%             1.7%

AVERAGE                                              10.1%                                                      5.1%

                                     [TAB 4]

TABLE 10. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) UNITED STATES

                               2002    2003    2004    2005    2006    2007    2008    2009    2010    2011    2012    2013    2014
                              ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
Energy Consumption

Residential
  Distillate Fuel               0.92    0.96    0.91    0.88    0.88    0.89    0.90    0.90    0.90    0.90    0.90    0.89    0.88
  Kerosene                      0.06    0.07    0.08    0.09    0.09    0.09    0.09    0.09    0.09    0.09    0.09    0.09    0.09
  Liquefied Petroleum Gas       0.57    0.54    0.56    0.52    0.53    0.54    0.55    0.56    0.57    0.58    0.59    0.59    0.60
    Petroleum Subtotal          1.54    1.58    1.56    1.49    1.50    1.52    1.54    1.55    1.56    1.57    1.58    1.58    1.58
  Natural Gas                   5.04    5.25    5.10    5.20    5.26    5.37    5.50    5.59    5.68    5.77    5.84    5.86    5.88
  Coal                          0.01    0.01    0.01    0.01    0.01    0.01    0.01    0.01    0.01    0.01    0.01    0.01    0.01
  Renewable Energy 1/           0.39    0.40    0.39    0.40    0.40    0.40    0.40    0.40    0.40    0.40    0.40    0.39    0.39
  Electricity                   4.32    4.37    4.39    4.55    4.63    4.73    4.85    4.93    5.02    5.10    5.19    5.25    5.33
    Delivered Energy           11.30   11.61   11.46   11.65   11.80   12.03   12.30   12.48   12.67   12.84   13.02   13.09   13.19
  Electricity Related Losses    9.62    9.71    9.72   10.03   10.17   10.38   10.58   10.68   10.80   10.90   11.02   11.11   11.20
    Total                      20.92   21.31   21.17   21.68   21.97   22.41   22.87   23.16   23.47   23.75   24.04   24.20   24.40

Commercial
  Distillate Fuel               0.50    0.52    0.53    0.52    0.54    0.57    0.59    0.60    0.62    0.62    0.63    0.64    0.65
  Residual Fuel                 0.08    0.07    0.06    0.07    0.08    0.08    0.07    0.07    0.07    0.07    0.07    0.07    0.07
  Kerosene                      0.02    0.02    0.03    0.03    0.03    0.03    0.03    0.03    0.03    0.03    0.03    0.03    0.03
  Liquefied Petroleum Gas       0.10    0.10    0.10    0.10    0.10    0.10    0.10    0.10    0.10    0.10    0.10    0.10    0.10
  Motor Gasoline 2/             0.04    0.04    0.04    0.04    0.04    0.04    0.04    0.04    0.04    0.04    0.04    0.04    0.04
    Petroleum Subtotal          0.74    0.75    0.76    0.75    0.78    0.81    0.83    0.84    0.86    0.87    0.88    0.88    0.90
  Natural Gas                   3.20    3.22    3.19    3.15    3.20    3.28    3.36    3.42    3.49    3.54    3.58    3.62    3.65
  Coal                          0.09    0.10    0.10    0.10    0.10    0.10    0.10    0.10    0.10    0.10    0.10    0.10    0.10
  Renewable Energy 3/           0.08    0.09    0.09    0.09    0.09    0.09    0.09    0.09    0.09    0.09    0.09    0.09    0.09
  Electricity                   4.12    4.13    4.19    4.31    4.43    4.58    4.73    4.87    5.00    5.13    5.26    5.38    5.50
    Delivered Energy            8.23    8.29    8.33    8.40    8.60    8.85    9.10    9.32    9.53    9.72    9.90   10.07   10.24
  Electricity Related Losses    9.18    9.18    9.27    9.50    9.75   10.05   10.32   10.55   10.76   10.97   11.17   11.38   11.58
    Total                      17.40   17.46   17.60   17.90   18.35   18.90   19.42   19.87   20.29   20.69   21.06   21.45   21.81

Industrial 4/
  Distillate Fuel               0.99    1.03    1.03    1.04    1.03    1.04    1.04    1.05    1.04    1.05    1.05    1.06    1.07
  Liquefied Petroleum Gas       2.17    2.09    2.16    2.22    2.21    2.21    2.25    2.29    2.30    2.33    2.36    2.38    2.42
  Petrochemical Feedstocks      1.22    1.32    1.29    1.36    1.37    1.38    1.42    1.46    1.48    1.49    1.50    1.51    1.52
  Residual Fuel                 0.21    0.28    0.29    0.28    0.29    0.30    0.30    0.32    0.34    0.34    0.35    0.36    0.39
  Motor Gasoline 2/             0.30    0.31    0.31    0.31    0.31    0.31    0.31    0.31    0.31    0.32    0.32    0.32    0.33
  Other Petroleum 5/            4.26    4.30    4.45    4.46    4.62    4.69    4.77    4.82    4.69    4.61    4.58    4.57    4.61
    Petroleum Subtotal          9.15    9.31    9.53    9.68    9.83    9.91   10.09   10.24   10.17   10.14   10.16   10.19   10.33
  Natural Gas                   7.75    7.19    7.28    7.43    7.62    7.68    7.81    7.88    8.10    8.29    8.40    8.47    8.50
  Lease and Plant Fuel 6/       1.14    1.15    1.15    1.16    1.15    1.16    1.18    1.20    1.20    1.23    1.25    1.24    1.25
    Natural Gas Subtotal        8.90    8.34    8.42    8.60    8.78    8.84    8.99    9.08    9.31    9.52    9.64    9.71    9.75
  Metallurgical Coal            0.65    0.67    0.70    0.66    0.64    0.62    0.59    0.57    0.55    0.54    0.52    0.51    0.49
  Steam Coal                    1.37    1.39    1.39    1.42    1.40    1.41    1.42    1.42    1.42    1.42    1.42    1.42    1.42
  Net Coal Coke Imports         0.06    0.05    0.12    0.09    0.08    0.07    0.07    0.07    0.06    0.06    0.06    0.05    0.05
    Coal Subtotal               2.08    2.11    2.21    2.17    2.12    2.09    2.08    2.06    2.03    2.02    2.00    1.98    1.97
  Renewable Energy 7/           1.78    1.79    1.89    1.94    1.96    1.98    2.02    2.05    2.07    2.09    2.11    2.13    2.16
  Electricity                   3.32    3.31    3.44    3.52    3.55    3.61    3.68    3.75    3.78    3.82    3.86    3.89    3.95
    Delivered Energy           25.23   24.86   25.49   25.90   26.24   26.44   26.86   27.18   27.35   27.59   27.78   27.91   28.16
  Electricity Related Losses    7.38    7.35    7.60    7.76    7.81    7.92    8.03    8.11    8.13    8.17    8.20    8.23    8.30
    Total                      32.61   32.21   33.09   33.66   34.05   34.36   34.88   35.29   35.47   35.75   35.98   36.14   36.46

Transportation
  Distillate Fuel 8/            5.42    5.54    5.82    6.06    6.20    6.37    6.59    6.79    6.95    7.11    7.25    7.38    7.54
  Jet Fuel 9/                   3.34    3.26    3.42    3.53    3.63    3.74    3.81    3.91    4.04    4.15    4.24    4.31    4.38
  Motor Gasoline 2/            16.48   16.64   16.96   17.22   17.56   17.96   18.36   18.76   19.14   19.47   19.81   20.14   20.48

TABLE 10. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) UNITED STATES

                               2002    2003    2004    2005    2006    2007    2008    2009    2010    2011    2012    2013    2014
                              ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
  Residual Fuel                 0.65    0.62    0.55    0.56    0.56    0.56    0.56    0.56    0.56    0.56    0.57    0.57    0.57
  Liquefied Petroleum Gas       0.02    0.02    0.03    0.04    0.04    0.05    0.05    0.05    0.06    0.06    0.06    0.06    0.07
  Other Petroleum 10/           0.20    0.24    0.24    0.24    0.24    0.25    0.25    0.25    0.26    0.26    0.26    0.26    0.27
    Petroleum Subtotal         26.10   26.31   27.02   27.65   28.23   28.92   29.63   30.33   31.00   31.61   32.18   32.72   33.30
  Pipeline Fuel Natural Gas     0.69    0.65    0.66    0.67    0.67    0.67    0.69    0.70    0.70    0.71    0.72    0.72    0.73
  Compressed Natural Gas        0.01    0.02    0.03    0.03    0.04    0.04    0.05    0.05    0.06    0.06    0.07    0.07    0.08
  Renewable Energy (E85) 11/    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00
  Liquid Hydrogen               0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00
  Electricity                   0.08    0.08    0.08    0.08    0.08    0.08    0.09    0.09    0.09    0.09    0.09    0.09    0.10
    Delivered Energy           26.88   27.07   27.78   28.43   29.02   29.71   30.45   31.17   31.85   32.48   33.07   33.61   34.21
  Electricity Related Losses    0.17    0.17    0.17    0.18    0.18    0.18    0.19    0.19    0.19    0.19    0.20    0.20    0.20
    Total                      27.05   27.24   27.96   28.61   29.20   29.90   30.63   31.36   32.04   32.67   33.26   33.81   34.41

Delivered Energy Consumption,
  All Sectors
  Distillate Fuel               7.83    8.04    8.29    8.51    8.66    8.86    9.11    9.34    9.51    9.67    9.83    9.96   10.14
  Kerosene                      0.09    0.11    0.12    0.13    0.13    0.13    0.13    0.14    0.14    0.14    0.14    0.14    0.14
  Jet Fuel 9/                   3.34    3.26    3.42    3.53    3.63    3.74    3.81    3.91    4.04    4.15    4.24    4.31    4.38
  Liquefied Petroleum Gas       2.86    2.75    2.85    2.88    2.88    2.89    2.95    3.01    3.03    3.07    3.12    3.15    3.19
  Motor Gasoline 2/            16.82   16.98   17.31   17.57   17.91   18.31   18.71   19.12   19.49   19.83   20.17   20.50   20.84
  Petrochemical Feedstocks      1.22    1.32    1.29    1.36    1.37    1.38    1.42    1.46    1.48    1.49    1.50    1.51    1.52
  Residual Fuel                 0.93    0.97    0.90    0.91    0.92    0.93    0.93    0.96    0.97    0.98    0.99    1.00    1.03
  Other Petroleum 12/           4.45    4.52    4.67    4.68    4.85    4.92    5.00    5.05    4.93    4.85    4.83    4.81    4.86
    Petroleum Subtotal         37.53   37.96   38.86   39.57   40.35   41.16   42.08   42.97   43.58   44.18   44.80   45.37   46.10
  Natural Gas                  16.00   15.68   15.60   15.82   16.13   16.36   16.71   16.94   17.33   17.66   17.89   18.02   18.12
  Lease and Plant Fuel 6/       1.14    1.15    1.15    1.16    1.15    1.16    1.18    1.20    1.20    1.23    1.25    1.24    1.25
  Pipeline Natural Gas          0.69    0.65    0.66    0.67    0.67    0.67    0.69    0.70    0.70    0.71    0.72    0.72    0.73
    Natural Gas Subtotal       17.83   17.48   17.40   17.65   17.95   18.20   18.57   18.84   19.23   19.60   19.85   19.99   20.10
  Metallurgical Coal            0.65    0.67    0.70    0.66    0.64    0.62    0.59    0.57    0.55    0.54    0.52    0.51    0.49
  Steam Coal                    1.47    1.50    1.50    1.53    1.51    1.52    1.53    1.53    1.53    1.53    1.53    1.53    1.53
  Net Coal Coke Imports         0.06    0.05    0.12    0.09    0.08    0.07    0.07    0.07    0.06    0.06    0.06    0.05    0.05
    Coal Subtotal               2.18    2.22    2.32    2.28    2.23    2.20    2.19    2.17    2.14    2.13    2.11    2.09    2.07
  Renewable Energy 13/          2.25    2.28    2.38    2.43    2.45    2.47    2.50    2.53    2.55    2.58    2.60    2.62    2.64
  Liquid Hydrogen               0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00
  Electricity                  11.84   11.88   12.10   12.45   12.70   13.01   13.35   13.64   13.89   14.14   14.40   14.62   14.88
    Delivered Energy           71.63   71.82   73.06   74.38   75.67   77.03   78.70   80.15   81.39   82.63   83.76   84.69   85.80
  Electricity Related Losses   26.35   26.40   26.76   27.46   27.91   28.54   29.11   29.53   29.88   30.23   30.59   30.92   31.29
    Total                      97.99   98.22   99.81  101.85  103.58  105.57  107.81  109.68  111.27  112.86  114.34  115.61  117.08

Electric Power 14/
  Distillate Fuel               0.20    0.33    0.32    0.36    0.36    0.38    0.38    0.39    0.39    0.40    0.37    0.38    0.39
  Residual Fuel                 0.68    0.80    0.88    0.89    0.88    0.89    0.85    0.87    0.87    0.88    0.90    0.90    0.93
    Petroleum Subtotal          0.88    1.13    1.20    1.24    1.24    1.27    1.23    1.25    1.26    1.28    1.27    1.28    1.32
  Natural Gas                   5.76    5.06    5.33    5.26    5.30    5.49    6.01    6.45    6.87    7.32    7.68    8.02    8.33
  Steam Coal                   19.80   20.49   20.36   21.03   21.49   22.10   22.49   22.70   22.81   22.93   23.13   23.27   23.46
  Nuclear Power                 8.14    7.97    8.30    8.31    8.35    8.44    8.46    8.46    8.49    8.50    8.53    8.57    8.59
  Renewable Energy/Other 15/    3.54    3.62    3.65    4.06    4.21    4.23    4.25    4.28    4.30    4.30    4.32    4.35    4.41
  Electricity Imports           0.07    0.02    0.01    0.02    0.02    0.02    0.02    0.02    0.03    0.05    0.06    0.05    0.06
    Total                      38.19   38.28   38.86   39.91   40.61   41.55   42.46   43.17   43.77   44.38   44.99   45.54   46.16

Total Energy Consumption
  Distillate Fuel               8.03    8.37    8.61    8.87    9.02    9.24    9.49    9.73    9.90   10.07   10.20   10.34   10.53
  Kerosene                      0.09    0.11    0.12    0.13    0.13    0.13    0.13    0.14    0.14    0.14    0.14    0.14    0.14
  Jet Fuel 9/                   3.34    3.26    3.42    3.53    3.63    3.74    3.81    3.91    4.04    4.15    4.24    4.31    4.38
  Liquefied Petroleum Gas       2.86    2.75    2.85    2.88    2.88    2.89    2.95    3.01    3.03    3.07    3.12    3.15    3.19
  Motor Gasoline 2/            16.82   16.98   17.31   17.57   17.91   18.31   18.71   19.12   19.49   19.83   20.17   20.50   20.84
  Petrochemical Feedstocks      1.22    1.32    1.29    1.36    1.37    1.38    1.42    1.46    1.48    1.49    1.50    1.51    1.52

TABLE 10. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) UNITED STATES

                               2002    2003    2004    2005    2006    2007    2008    2009    2010    2011    2012    2013    2014
                              ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
  Residual Fuel                 1.61    1.77    1.78    1.79    1.80    1.82    1.78    1.82    1.84    1.86    1.88    1.90    1.96
  Other Petroleum 12/           4.45    4.52    4.67    4.68    4.85    4.92    5.00    5.05    4.93    4.85    4.83    4.81    4.86
    Petroleum Subtotal         38.41   39.09   40.06   40.81   41.59   42.42   43.31   44.22   44.84   45.46   46.06   46.66   47.42
  Natural Gas                  21.76   20.74   20.93   21.08   21.43   21.86   22.72   23.39   24.21   24.98   25.57   26.04   26.44
  Lease and Plant Fuel 6/       1.14    1.15    1.15    1.16    1.15    1.16    1.18    1.20    1.20    1.23    1.25    1.24    1.25
  Pipeline Natural Gas          0.69    0.65    0.66    0.67    0.67    0.67    0.69    0.70    0.70    0.71    0.72    0.72    0.73
    Natural Gas Subtotal       23.59   22.54   22.73   22.92   23.25   23.69   24.58   25.29   26.11   26.92   27.54   28.00   28.42
  Metallurgical Coal            0.65    0.67    0.70    0.66    0.64    0.62    0.59    0.57    0.55    0.54    0.52    0.51    0.49
  Steam Coal                   21.27   21.99   21.86   22.55   23.01   23.62   24.01   24.23   24.34   24.47   24.66   24.80   24.99
  Net Coal Coke Imports         0.06    0.05    0.12    0.09    0.08    0.07    0.07    0.07    0.06    0.06    0.06    0.05    0.05
    Coal Subtotal              21.98   22.71   22.68   23.30   23.72   24.30   24.68   24.87   24.95   25.06   25.23   25.36   25.54
  Nuclear Power                 8.14    7.97    8.30    8.31    8.35    8.44    8.46    8.46    8.49    8.50    8.53    8.57    8.59
  Renewable Energy 16/          5.79    5.89    6.02    6.49    6.65    6.70    6.75    6.81    6.85    6.87    6.92    6.97    7.05
  Liquid Hydrogen               0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00
  Electricity Imports           0.07    0.02    0.01    0.02    0.02    0.02    0.02    0.02    0.03    0.05    0.06    0.05    0.06
    Total                      97.99   98.22   99.81  101.85  103.58  105.57  107.81  109.68  111.27  112.86  114.34  115.61  117.08

Energy Use & Related
Statistics

  Delivered Energy Use         71.63   71.82   73.06   74.38   75.67   77.03   78.70   80.15   81.39   82.63   83.76   84.69   85.80
  Total Energy Use             97.99   98.22   99.81  101.85  103.58  105.57  107.81  109.68  111.27  112.86  114.34  115.61  117.08
  Population (millions)       288.60  291.39  294.10  296.79  299.48  302.15  304.79  307.45  310.12  312.78  315.46  318.16  320.85
  US GDP
    (billion 2000 dollars)     10075   10381   10834   11221   11557   11948   12296   12686   13084   13474   13869   14300   14774
  Carbon Dioxide Emissions
    (million metric tons)       5751    5789    5905    6023    6138    6274    6415    6533    6627    6721    6812    6889    6979

TABLE 10. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) UNITED STATES

                                                                                                                           2003-
                                  2015    2016    2017    2018    2019    2020    2021    2022    2023    2024    2025     2025
                                 ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------   ------
Energy Consumption

Residential
  Distillate Fuel                  0.88    0.87    0.86    0.85    0.84    0.83    0.82    0.81    0.80    0.79    0.77    -1.0%
  Kerosene                         0.09    0.09    0.09    0.09    0.09    0.09    0.09    0.09    0.09    0.09    0.09     0.8%
  Liquefied Petroleum Gas          0.61    0.62    0.62    0.63    0.64    0.64    0.65    0.65    0.66    0.66    0.67     0.9%
    Petroleum Subtotal             1.58    1.58    1.58    1.57    1.57    1.56    1.55    1.55    1.54    1.54    1.53    -0.1%
  Natural Gas                      5.90    5.95    5.97    6.00    6.02    6.05    6.05    6.07    6.11    6.15    6.17     0.7%
  Coal                             0.01    0.01    0.01    0.01    0.01    0.01    0.01    0.01    0.01    0.01    0.01    -1.0%
  Renewable Energy 1/              0.39    0.39    0.39    0.39    0.39    0.39    0.39    0.38    0.38    0.38    0.38    -0.3%
  Electricity                      5.40    5.49    5.55    5.63    5.70    5.79    5.85    5.93    6.01    6.11    6.18     1.6%
    Delivered Energy              13.29   13.43   13.50   13.60   13.68   13.80   13.84   13.94   14.05   14.19   14.26     0.9%
  Electricity Related Losses      11.29   11.40   11.47   11.55   11.65   11.77   11.84   11.96   12.09   12.25   12.35     1.1%
    Total                         24.58   24.82   24.97   25.15   25.33   25.56   25.69   25.90   26.14   26.44   26.62     1.0%

Commercial

  Distillate Fuel                  0.66    0.67    0.68    0.69    0.70    0.71    0.72    0.73    0.74    0.75    0.77     1.8%
  Residual Fuel                    0.07    0.07    0.07    0.07    0.08    0.08    0.08    0.08    0.08    0.08    0.08     0.2%
  Kerosene                         0.03    0.03    0.03    0.03    0.03    0.03    0.03    0.03    0.03    0.03    0.03     0.5%
  Liquefied Petroleum Gas          0.10    0.10    0.10    0.10    0.10    0.11    0.11    0.11    0.11    0.11    0.11     0.5%
  Motor Gasoline 2/                0.04    0.04    0.04    0.04    0.04    0.04    0.04    0.04    0.04    0.04    0.04     0.2%
    Petroleum Subtotal             0.91    0.92    0.93    0.94    0.95    0.96    0.97    0.98    0.99    1.00    1.02     1.4%
  Natural Gas                      3.69    3.73    3.79    3.83    3.87    3.91    3.95    4.00    4.05    4.11    4.17     1.2%
  Coal                             0.10    0.10    0.10    0.10    0.10    0.10    0.10    0.10    0.10    0.10    0.10    -0.1%
  Renewable Energy 3/              0.09    0.09    0.09    0.09    0.09    0.09    0.09    0.09    0.09    0.09    0.09     0.0%
  Electricity                      5.63    5.77    5.91    6.05    6.19    6.33    6.47    6.62    6.79    6.95    7.12     2.5%
    Delivered Energy              10.41   10.60   10.81   11.01   11.19   11.38   11.57   11.78   12.01   12.25   12.49     1.9%
  Electricity Related Losses      11.77   11.98   12.21   12.42   12.65   12.86   13.11   13.37   13.65   13.95   14.25     2.0%
    Total                         22.18   22.58   23.03   23.43   23.84   24.24   24.69   25.16   25.66   26.20   26.74     2.0%

Industrial 4/
  Distillate Fuel                  1.08    1.09    1.10    1.11    1.13    1.14    1.15    1.16    1.17    1.18    1.19     0.7%
  Liquefied Petroleum Gas          2.44    2.45    2.48    2.52    2.56    2.59    2.62    2.65    2.68    2.71    2.74     1.2%
  Petrochemical Feedstocks         1.52    1.51    1.52    1.53    1.54    1.55    1.55    1.56    1.56    1.56    1.57     0.8%
  Residual Fuel                    0.38    0.36    0.36    0.37    0.38    0.38    0.37    0.36    0.36    0.37    0.38     1.4%
  Motor Gasoline 2/                0.33    0.33    0.34    0.34    0.34    0.35    0.35    0.36    0.36    0.37    0.37     0.9%
  Other Petroleum 5/               4.69    4.76    4.82    4.88    4.95    5.02    5.08    5.11    5.14    5.18    5.23     0.9%
    Petroleum Subtotal            10.43   10.49   10.61   10.76   10.90   11.03   11.12   11.19   11.27   11.37   11.47     1.0%
  Natural Gas                      8.50    8.59    8.71    8.78    8.84    8.89    8.96    9.04    9.11    9.19    9.26     1.2%
  Lease and Plant Fuel 6/          1.23    1.25    1.31    1.33    1.33    1.32    1.32    1.31    1.30    1.30    1.31     0.6%
    Natural Gas Subtotal           9.73    9.84   10.02   10.11   10.17   10.21   10.28   10.34   10.41   10.49   10.57     1.1%
  Metallurgical Coal               0.48    0.47    0.45    0.44    0.43    0.42    0.41    0.40    0.39    0.38    0.37    -2.7%
  Steam Coal                       1.42    1.42    1.42    1.42    1.42    1.42    1.42    1.42    1.42    1.42    1.42     0.1%
  Net Coal Coke Imports            0.05    0.05    0.05    0.05    0.05    0.05    0.05    0.05    0.05    0.05    0.05    -0.2%
    Coal Subtotal                  1.95    1.94    1.92    1.91    1.90    1.89    1.87    1.86    1.85    1.84    1.83    -0.6%
  Renewable Energy 7/              2.19    2.20    2.24    2.27    2.31    2.34    2.38    2.41    2.44    2.47    2.50     1.5%
  Electricity                      3.98    4.00    4.05    4.11    4.15    4.19    4.22    4.26    4.30    4.35    4.39     1.3%
    Delivered Energy              28.27   28.46   28.84   29.17   29.43   29.66   29.88   30.06   30.27   30.52   30.76     1.0%
  Electricity Related Losses       8.31    8.30    8.36    8.43    8.49    8.52    8.56    8.60    8.65    8.72    8.78     0.8%
    Total                         36.58   36.76   37.20   37.60   37.92   38.19   38.44   38.66   38.92   39.24   39.53     0.9%

Transportation
  Distillate Fuel 8/               7.67    7.77    7.92    8.07    8.21    8.35    8.47    8.60    8.76    8.91    9.05     2.3%
  Jet Fuel 9/                      4.45    4.50    4.56    4.63    4.69    4.74    4.78    4.81    4.84    4.87    4.89     1.9%
  Motor Gasoline 2/               20.81   21.12   21.43   21.73   22.03   22.31   22.62   22.94   23.28   23.66   24.04     1.7%

TABLE 10. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) UNITED STATES

                                                                                                                           2003-
                                  2015    2016    2017    2018    2019    2020    2021    2022    2023    2024    2025     2025
                                 ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------   ------
  Residual Fuel                    0.57    0.57    0.57    0.57    0.57    0.58    0.58    0.58    0.58    0.58    0.58    -0.3%
  Liquefied Petroleum Gas          0.07    0.07    0.07    0.08    0.08    0.08    0.08    0.08    0.08    0.09    0.09     6.0%
  Other Petroleum 10/              0.27    0.27    0.28    0.28    0.29    0.29    0.30    0.30    0.31    0.31    0.31     1.2%
    Petroleum Subtotal            33.84   34.31   34.84   35.37   35.88   36.35   36.82   37.31   37.84   38.41   38.97     1.8%
  Pipeline Fuel Natural Gas        0.73    0.76    0.81    0.82    0.83    0.82    0.83    0.83    0.83    0.84    0.84     1.2%
  Compressed Natural Gas           0.08    0.09    0.09    0.09    0.09    0.10    0.10    0.10    0.10    0.11    0.11     7.6%
  Renewable Energy (E85) 11/       0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00     6.7%
  Liquid Hydrogen                  0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00     N/A
  Electricity                      0.10    0.10    0.10    0.10    0.11    0.11    0.11    0.11    0.12    0.12    0.12     2.0%
    Delivered Energy              34.75   35.26   35.85   36.39   36.91   37.39   37.86   38.37   38.90   39.48   40.04     1.8%
  Electricity Related Losses       0.21    0.21    0.21    0.21    0.22    0.22    0.22    0.23    0.23    0.24    0.24     1.5%
    Total                         34.96   35.47   36.06   36.60   37.13   37.61   38.09   38.59   39.13   39.72   40.28     1.8%

Delivered Energy Consumption,
  All Sectors
  Distillate Fuel                 10.28   10.40   10.56   10.73   10.88   11.03   11.16   11.30   11.47   11.63   11.78     1.8%
  Kerosene                         0.14    0.14    0.14    0.14    0.14    0.14    0.13    0.13    0.13    0.13    0.13     0.6%
  Jet Fuel 9/                      4.45    4.50    4.56    4.63    4.69    4.74    4.78    4.81    4.84    4.87    4.89     1.9%
  Liquefied Petroleum Gas          3.22    3.24    3.28    3.33    3.38    3.42    3.45    3.49    3.52    3.56    3.60     1.2%
  Motor Gasoline 2/               21.18   21.49   21.81   22.11   22.41   22.70   23.01   23.33   23.68   24.06   24.45     1.7%
  Petrochemical Feedstocks         1.52    1.51    1.52    1.53    1.54    1.55    1.55    1.56    1.56    1.56    1.57     0.8%
  Residual Fuel                    1.02    1.00    1.00    1.02    1.03    1.03    1.02    1.02    1.02    1.03    1.03     0.3%
  Other Petroleum 12/              4.94    5.01    5.08    5.15    5.22    5.30    5.36    5.39    5.42    5.48    5.53     0.9%
    Petroleum Subtotal            46.75   47.30   47.96   48.64   49.29   49.90   50.47   51.03   51.64   52.33   52.98     1.5%
  Natural Gas                     18.17   18.35   18.55   18.70   18.82   18.94   19.06   19.21   19.37   19.56   19.70     1.0%
  Lease and Plant Fuel 6/          1.23    1.25    1.31    1.33    1.33    1.32    1.32    1.31    1.30    1.30    1.31     0.6%
  Pipeline Natural Gas             0.73    0.76    0.81    0.82    0.83    0.82    0.83    0.83    0.83    0.84    0.84     1.2%
    Natural Gas Subtotal          20.13   20.37   20.67   20.85   20.98   21.09   21.20   21.35   21.50   21.70   21.85     1.0%
  Metallurgical Coal               0.48    0.47    0.45    0.44    0.43    0.42    0.41    0.40    0.39    0.38    0.37    -2.7%
  Steam Coal                       1.52    1.52    1.52    1.53    1.52    1.52    1.52    1.52    1.52    1.52    1.52     0.1%
  Net Coal Coke Imports            0.05    0.05    0.05    0.05    0.05    0.05    0.05    0.05    0.05    0.05    0.05    -0.2%
    Coal Subtotal                  2.06    2.04    2.03    2.02    2.01    2.00    1.98    1.97    1.96    1.95    1.94    -0.6%
  Renewable Energy 13/             2.67    2.69    2.72    2.75    2.79    2.82    2.85    2.88    2.92    2.94    2.97     1.2%
  Liquid Hydrogen                  0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00     N/A
  Electricity                     15.11   15.36   15.62   15.89   16.15   16.41   16.65   16.92   17.21   17.52   17.81     1.9%
    Delivered Energy              86.73   87.75   89.00   90.16   91.21   92.23   93.16   94.15   95.23   96.45   97.56     1.4%
  Electricity Related Losses      31.57   31.88   32.26   32.62   33.00   33.37   33.74   34.15   34.62   35.15   35.62     1.4%
    Total                        118.29  119.64  121.26  122.78  124.21  125.60  126.90  128.31  129.85  131.60  133.18     1.4%

Electric Power 14/
  Distillate Fuel                  0.40    0.40    0.39    0.40    0.41    0.42    0.43    0.43    0.43    0.44    0.45     1.4%
  Residual Fuel                    0.92    0.92    0.91    0.94    0.99    0.98    0.99    0.99    0.97    0.97    0.98     0.9%
    Petroleum Subtotal             1.32    1.32    1.30    1.34    1.39    1.40    1.42    1.41    1.40    1.41    1.43     1.1%
  Natural Gas                      8.56    8.82    9.14    9.39    9.55    9.64    9.63    9.64    9.56    9.67    9.61     3.0%
  Steam Coal                      23.65   23.87   24.16   24.46   24.81   25.28   25.80   26.43   27.20   27.86   28.54     1.5%
  Nuclear Power                    8.62    8.65    8.67    8.67    8.67    8.67    8.67    8.67    8.67    8.67    8.67     0.4%
  Renewable Energy/Other 15        4.46    4.52    4.56    4.60    4.67    4.75    4.82    4.88    4.95    5.04    5.14     1.6%
  Electricity Imports              0.07    0.07    0.05    0.05    0.05    0.05    0.05    0.05    0.06    0.03    0.04     4.1%
    Total                         46.68   47.24   47.88   48.51   49.14   49.79   50.39   51.08   51.83   52.68   53.43     1.5%

Total Energy Consumption
  Distillate Fuel                 10.68   10.80   10.96   11.13   11.29   11.45   11.59   11.73   11.90   12.07   12.23     1.7%
  Kerosene                         0.14    0.14    0.14    0.14    0.14    0.14    0.13    0.13    0.13    0.13    0.13     0.6%
  Jet Fuel 9/                      4.45    4.50    4.56    4.63    4.69    4.74    4.78    4.81    4.84    4.87    4.89     1.9%
  Liquefied Petroleum Gas          3.22    3.24    3.28    3.33    3.38    3.42    3.45    3.49    3.52    3.56    3.60     1.2%
  Motor Gasoline 2/               21.18   21.49   21.81   22.11   22.41   22.70   23.01   23.33   23.68   24.06   24.45     1.7%
  Petrochemical Feedstocks         1.52    1.51    1.52    1.53    1.54    1.55    1.55    1.56    1.56    1.56    1.57     0.8%

TABLE 10. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) UNITED STATES

                                                                                                                           2003-
                                  2015    2016    2017    2018    2019    2020    2021    2022    2023    2024    2025     2025
                                 ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------   ------
  Residual Fuel                    1.94    1.92    1.91    1.96    2.02    2.01    2.00    2.01    1.99    2.00    2.02     0.6%
  Other Petroleum 12/              4.94    5.01    5.08    5.15    5.22    5.30    5.36    5.39    5.42    5.48    5.53     0.9%
    Petroleum Subtotal            48.07   48.62   49.26   49.98   50.68   51.30   51.88   52.44   53.04   53.73   54.42     1.5%
  Natural Gas                     26.73   27.17   27.69   28.10   28.37   28.59   28.70   28.85   28.93   29.23   29.32     1.6%
  Lease and Plant Fuel 6/          1.23    1.25    1.31    1.33    1.33    1.32    1.32    1.31    1.30    1.30    1.31     0.6%
  Pipeline Natural Gas             0.73    0.76    0.81    0.82    0.83    0.82    0.83    0.83    0.83    0.84    0.84     1.2%
    Natural Gas Subtotal          28.69   29.18   29.81   30.25   30.53   30.73   30.84   30.99   31.06   31.37   31.47     1.5%
  Metallurgical Coal               0.48    0.47    0.45    0.44    0.43    0.42    0.41    0.40    0.39    0.38    0.37    -2.7%
  Steam Coal                      25.17   25.40   25.69   25.99   26.34   26.80   27.33   27.95   28.73   29.39   30.07     1.4%
  Net Coal Coke Imports            0.05    0.05    0.05    0.05    0.05    0.05    0.05    0.05    0.05    0.05    0.05    -0.2%
    Coal Subtotal                 25.71   25.92   26.19   26.49   26.82   27.27   27.79   28.40   29.16   29.81   30.48     1.3%
  Nuclear Power                    8.62    8.65    8.67    8.67    8.67    8.67    8.67    8.67    8.67    8.67    8.67     0.4%
  Renewable Energy 16/             7.13    7.21    7.27    7.35    7.46    7.57    7.68    7.76    7.86    7.98    8.10     1.5%
  Liquid Hydrogen                  0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00     N/A
  Electricity Imports              0.07    0.07    0.05    0.05    0.05    0.05    0.05    0.05    0.06    0.03    0.04     4.1%
    Total                        118.29  119.64  121.26  122.78  124.21  125.60  126.90  128.31  129.85  131.60  133.18     1.4%

Energy Use & Related Statistics

  Delivered Energy Use            86.73   87.75   89.00   90.16   91.21   92.23   93.16   94.15   95.23   96.45   97.56     1.4%
  Total Energy Use               118.29  119.64  121.26  122.78  124.21  125.60  126.90  128.31  129.85  131.60  133.18     1.4%
  Population (millions)          323.55  326.25  328.94  331.63  334.31  336.99  339.68  342.38  345.11  347.86  350.64     0.8%
  US GDP (billion 2000 dollars)   15216   15658   16148   16649   17138   17634   18135   18661   19203   19745   20292     3.1%
  Carbon Dioxide Emissions
    (million metric tons)          7052    7135    7236    7334    7427    7520    7610    7712    7826    7949    8062     1.5%

TABLE 10. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) UNITED STATES


      1/ Includes wood used for residential heating. See Table A18 for estimates of nonmarketed renewable energy consumption for geothermal heat pumps, solar thermal hot water heating, and solar photovoltaic electricity generation

      2/ Includes ethanol (blends of 10 percent or less) and ethers blended into gasoline

      3/ Includes commercial sector consumption of wood and wood waste, landfill gas, municipal solid waste, and other biomass for combined heat and power

      4/ Includes energy for combined heat and power plants, except those whose primary business is to sell electricity, or electricity and heat, to the public

      5/ Includes petroleum coke, asphalt, road oil, lubricants, still gas, and miscellaneous petroleum products

      6/ Represents natural gas used in the field gathering and processing plant machinery

      7/ Includes consumption of energy from hydroelectric, wood and wood waste, municipal solid waste, and other biomass

      8/ Diesel fuel containing 500 parts per million (ppm) or 15 ppm sulfur

      9/ Includes only kerosene type

      10/ Includes aviation gasoline and lubricants

      11/ E85 refers to a blend of 85 percent ethanol (renewable) and 15 percent motor gasoline (nonrenewable). To address cold starting issues, the percentage of ethanol actually varies seasonally. The annual average ethanol content of 74 percent is used for this forecast

      12/ Includes unfinished oils, natural gasoline, motor gasoline blending components, aviation gasoline, lubricants, still gas, asphalt, road oil, petroleum coke, and miscellaneous petroleum products.

      13/ Includes electricity generated for sale to the grid and for own use from renewable sources, and non-electric energy from renewable sources. Excludes nonmarketed renewable energy consumption for geothermal heat pumps, buildings photovoltaic systems, and solar thermal hot water heaters

      14/ Includes consumption of energy by electricity-only and combined heat and power (CHP) plants whose primary business is to sell electricity, or electricity and heat, to the public. Includes small power producers and exempt wholesale generators

      15/ Includes conventional hydroelectric, geothermal, wood and wood waste, municipal solid waste, other biomass, petroleum coke, wind, photovoltaic and solar thermal sources. Excludes net electricity imports.

      16/ Includes hydroelectric, geothermal, wood and wood waste, municipal solid waste, other biomass, wind, photovoltaic and solar thermal sources. Includes ethanol components of E85; excludes ethanol blends (10 percent or less) in motor gasoline. Excludes net electricity imports and nonmarketed renewable energy consumption for geothermal heat pumps, buildings photovoltaic systems, and solar thermal hot water heaters

      Btu = British thermal unit.

      N/A = Not applicable.

      Note: Totals may not equal sum of components due to independent rounding. Data for 2002 and 2003 are model results and may differ slightly from official EIA data reports. Consumption values of 0.00 are values that round to 0.00, because they are less than 0.005

      Sources: 2002 and 2003 consumption based on: Energy Information Administration (EIA), Annual Energy Review 2003, DOE/EIA-0384(2003) (Washington, DC, September 2004, 2002 and 2003 population and gross domestic product: Global Insight macroeconomic model T250804. 2002 and 2003 carbon dioxide emissions:
EIA, Emissions of Greenhouse Gases in the United States 2003, DOE/EIA-0573(2003) (Washington, DC, December 2004). Projections: EIA, AEO2005 National Energy Modeling System run aeo2005.d102004a

TABLE 6. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) EAST SOUTH CENTRAL

                             2002    2003    2004    2005     2006    2007    2008    2009    2010    2011    2012    2013    2014
                             ----    ----    ----    ----     ----    ----    ----    ----    ----    ----    ----    ----    ----
Energy Consumption

Residential
 Distillate Fuel             0.004   0.004   0.003   0.003    0.003   0.003   0.003   0.003   0.003   0.003   0.003   0.003   0.003
 Kerosene                    0.003   0.003   0.003   0.004    0.004   0.004   0.004   0.004   0.004   0.004   0.004   0.004   0.004
 Liquefied Petroleum Gas     0.048   0.045   0.046   0.041    0.041   0.042   0.042   0.042   0.042   0.043   0.043   0.043   0.043
  Petroleum Subtotal         0.054   0.052   0.053   0.048    0.048   0.048   0.049   0.049   0.049   0.049   0.050   0.050   0.050
 Natural Gas                 0.210   0.220   0.216   0.223    0.226   0.231   0.236   0.239   0.242   0.244   0.245   0.245   0.245
 Coal                        0.001   0.001   0.001   0.001    0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001
 Renewable Energy 1/         0.024   0.025   0.025   0.025    0.025   0.025   0.025   0.025   0.025   0.025   0.025   0.025   0.025
 Electricity                 0.374   0.362   0.361   0.368    0.370   0.375   0.381   0.385   0.388   0.392   0.396   0.398   0.401
  Delivered Energy           0.664   0.660   0.655   0.665    0.670   0.680   0.692   0.699   0.705   0.711   0.717   0.719   0.721
 Electricity Related Losses  0.922   0.883   0.921   0.965    0.980   1.016   1.031   1.022   1.029   1.029   1.026   1.026   1.033
  Total                      1.586   1.543   1.576   1.631    1.650   1.696   1.724   1.721   1.734   1.740   1.743   1.745   1.754

Commercial
 Distillate Fuel             0.019   0.020   0.022   0.022    0.023   0.025   0.027   0.028   0.029   0.030   0.032   0.033   0.034
 Residual Fuel               0.000   0.000   0.000   0.000    0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000
 Kerosene                    0.001   0.001   0.001   0.001    0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001
 Liquefied Petroleum Gas     0.009   0.008   0.008   0.008    0.009   0.009   0.009   0.009   0.009   0.009   0.009   0.009   0.009
 Motor Gasoline 2/           0.001   0.001   0.001   0.001    0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001
  Petroleum Subtotal         0.030   0.030   0.032   0.032    0.034   0.036   0.037   0.039   0.040   0.041   0.043   0.044   0.045
 Natural Gas                 0.146   0.147   0.145   0.153    0.157   0.162   0.166   0.170   0.173   0.176   0.178   0.181   0.183
 Coal                        0.009   0.010   0.010   0.010    0.010   0.010   0.010   0.010   0.010   0.010   0.010   0.010   0.010
 Renewable Energy 3/         0.004   0.004   0.004   0.004    0.004   0.004   0.004   0.004   0.004   0.004   0.004   0.004   0.004
 Electricity                 0.268   0.264   0.272   0.280    0.290   0.300   0.310   0.320   0.330   0.340   0.350   0.360   0.370
  Delivered Energy           0.457   0.455   0.464   0.480    0.495   0.512   0.528   0.543   0.557   0.571   0.585   0.599   0.612
 Electricity Related Losses  0.661   0.644   0.695   0.734    0.767   0.812   0.840   0.851   0.874   0.893   0.906   0.927   0.953
  Total                      1.118   1.099   1.159   1.214    1.261   1.324   1.368   1.394   1.431   1.464   1.491   1.526   1.566

Industrial 4/
 Distillate Fuel             0.066   0.069   0.069   0.070    0.069   0.069   0.069   0.069   0.069   0.069   0.070   0.070   0.071
 Liquefied Petroleum Gas     0.054   0.052   0.055   0.056    0.055   0.055   0.056   0.057   0.057   0.058   0.058   0.059   0.059
 Petrochemical Feedstocks    0.097   0.108   0.106   0.112    0.112   0.112   0.116   0.118   0.121   0.122   0.124   0.124   0.126
 Residual Fuel               0.008   0.011   0.011   0.011    0.012   0.012   0.012   0.013   0.014   0.014   0.014   0.015   0.017
 Motor Gasoline 2/           0.025   0.026   0.026   0.026    0.026   0.026   0.026   0.026   0.026   0.026   0.027   0.027   0.027
 Other Petroleum 5/          0.297   0.300   0.314   0.313    0.324   0.324   0.326   0.331   0.323   0.319   0.316   0.315   0.317
  Petroleum Subtotal         0.548   0.565   0.581   0.588    0.597   0.598   0.604   0.614   0.609   0.608   0.609   0.609   0.617
 Natural Gas                 0.495   0.456   0.459   0.469    0.477   0.481   0.491   0.495   0.510   0.524   0.532   0.537   0.540
 Lease and Plant Fuel 6/     0.026   0.026   0.021   0.022    0.022   0.023   0.023   0.022   0.021   0.021   0.020   0.019   0.020
  Natural Gas Subtotal       0.522   0.482   0.479   0.491    0.499   0.504   0.513   0.517   0.531   0.545   0.552   0.556   0.559
 Metallurgical Coal          0.065   0.066   0.069   0.066    0.063   0.061   0.059   0.057   0.054   0.053   0.051   0.050   0.049
 Steam Coal                  0.177   0.177   0.176   0.179    0.177   0.178   0.179   0.179   0.180   0.180   0.180   0.180   0.180
 Net Coal Coke Imports       0.005   0.004   0.013   0.012    0.011   0.010   0.011   0.012   0.010   0.010   0.011   0.011   0.012
  Coal Subtotal              0.247   0.248   0.258   0.257    0.251   0.249   0.249   0.248   0.244   0.243   0.242   0.241   0.240
 Renewable Energy 7/         0.291   0.293   0.307   0.314    0.317   0.320   0.325   0.330   0.332   0.336   0.339   0.342   0.346
 Electricity                 0.404   0.408   0.425   0.435    0.436   0.441   0.450   0.459   0.463   0.469   0.475   0.480   0.487
  Delivered Energy           2.012   1.996   2.050   2.085    2.100   2.112   2.142   2.168   2.180   2.201   2.217   2.229   2.250
 Electricity Related Losses  0.996   0.996   1.085   1.140    1.155   1.194   1.218   1.219   1.226   1.233   1.232   1.237   1.257
  Total                      3.008   2.992   3.136   3.225    3.255   3.306   3.360   3.387   3.406   3.433   3.449   3.466   3.507

Transportation
 Distillate Fuel 8/          0.472   0.482   0.507   0.527    0.537   0.549   0.567   0.583   0.594   0.606   0.616   0.624   0.636
 Jet Fuel 9/                 0.162   0.158   0.166   0.171    0.175   0.180   0.184   0.188   0.194   0.199   0.203   0.205   0.208
 Motor Gasoline 2/           1.118   1.129   1.151   1.167    1.188   1.214   1.240   1.265   1.287   1.306   1.326   1.345   1.364
 Residual Fuel               0.014   0.013   0.012   0.012    0.012   0.012   0.012   0.012   0.012   0.012   0.012   0.012   0.012
 Liquefied Petroleum Gas     0.001   0.001   0.001   0.002    0.002   0.002   0.003   0.003   0.003   0.003   0.003   0.003   0.003

TABLE 6. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) EAST SOUTH CENTRAL

                             2002    2003    2004    2005     2006    2007    2008    2009    2010    2011    2012    2013    2014
                             ----    ----    ----    ----     ----    ----    ----    ----    ----    ----    ----    ----    ----
 Other Petroleum 10/         0.015   0.017   0.017   0.017    0.017   0.018   0.018   0.018   0.018   0.018   0.018   0.019   0.019
  Petroleum Subtotal         1.783   1.801   1.854   1.895    1.932   1.975   2.022   2.068   2.108   2.144   2.177   2.208   2.242
 Pipeline Fuel Natural Gas   0.074   0.071   0.078   0.080    0.081   0.082   0.087   0.090   0.090   0.092   0.092   0.091   0.092
 Compressed Natural Gas      0.001   0.001   0.002   0.002    0.002   0.003   0.003   0.004   0.004   0.005   0.005   0.006   0.006
 Renewable Energy (E85) 11/  0.000   0.000   0.000   0.000    0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000
 Liquid Hydrogen             0.000   0.000   0.000   0.000    0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000
 Electricity                 0.005   0.005   0.005   0.005    0.005   0.005   0.005   0.005   0.005   0.005   0.005   0.005   0.006
  Delivered Energy           1.862   1.878   1.939   1.982    2.020   2.065   2.118   2.168   2.207   2.246   2.280   2.310   2.346
 Electricity Related Losses  0.011   0.011   0.012   0.012    0.013   0.013   0.014   0.014   0.014   0.014   0.014   0.014   0.014
  Total                      1.874   1.889   1.951   1.995    2.032   2.078   2.132   2.181   2.221   2.260   2.294   2.324   2.360


Delivered Energy
Consumption, All Sectors
 Distillate Fuel             0.561   0.575   0.601   0.621    0.632   0.646   0.666   0.684   0.696   0.708   0.720   0.730   0.743
 Kerosene                    0.004   0.005   0.005   0.006    0.006   0.005   0.005   0.005   0.006   0.006   0.006   0.006   0.006
 Jet Fuel 9/                 0.162   0.158   0.166   0.171    0.175   0.180   0.184   0.188   0.194   0.199   0.203   0.205   0.208
 Liquefied Petroleum Gas     0.111   0.107   0.110   0.108    0.107   0.107   0.109   0.110   0.111   0.112   0.113   0.113   0.114
 Motor Gasoline 2/           1.144   1.156   1.178   1.194    1.215   1.240   1.267   1.292   1.314   1.334   1.353   1.372   1.392
 Petrochemical Feedstocks    0.097   0.108   0.106   0.112    0.112   0.112   0.116   0.118   0.121   0.122   0.124   0.124   0.126
 Residual Fuel               0.023   0.025   0.023   0.023    0.025   0.025   0.025   0.026   0.026   0.026   0.027   0.027   0.030
 Other Petroleum 12/         0.312   0.316   0.331   0.330    0.340   0.341   0.343   0.348   0.340   0.336   0.334   0.333   0.335
  Petroleum Subtotal         2.415   2.449   2.520   2.564    2.611   2.658   2.713   2.771   2.807   2.843   2.878   2.911   2.954
 Natural Gas                 0.852   0.823   0.822   0.847    0.862   0.876   0.896   0.907   0.929   0.948   0.960   0.968   0.974
 Lease and Plant Fuel 6/     0.026   0.026   0.021   0.022    0.022   0.023   0.023   0.022   0.021   0.021   0.020   0.019   0.020
 Pipeline Natural Gas        0.074   0.071   0.078   0.080    0.081   0.082   0.087   0.090   0.090   0.092   0.092   0.091   0.092
  Natural Gas Subtotal       0.953   0.921   0.920   0.948    0.965   0.981   1.006   1.020   1.039   1.060   1.073   1.079   1.086
 Metallurgical Coal          0.065   0.066   0.069   0.066    0.063   0.061   0.059   0.057   0.054   0.053   0.051   0.050   0.049
 Steam Coal                  0.187   0.188   0.187   0.190    0.188   0.189   0.190   0.190   0.191   0.191   0.191   0.191   0.191
 Net Coal Coke Imports       0.005   0.004   0.013   0.012    0.011   0.010   0.011   0.012   0.010   0.010   0.011   0.011   0.012
  Coal Subtotal              0.257   0.259   0.269   0.268    0.262   0.260   0.260   0.259   0.255   0.254   0.253   0.252   0.251
 Renewable Energy 13/        0.319   0.322   0.336   0.344    0.346   0.350   0.355   0.360   0.362   0.365   0.369   0.372   0.376
 Liquid Hydrogen             0.000   0.000   0.000   0.000    0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000
 Electricity                 1.051   1.038   1.062   1.088    1.101   1.121   1.146   1.169   1.186   1.206   1.226   1.243   1.263
  Delivered Energy           4.996   4.988   5.108   5.212    5.285   5.369   5.480   5.577   5.649   5.729   5.799   5.856   5.930
 Electricity Related Losses  2.590   2.535   2.714   2.852    2.914   3.036   3.103   3.105   3.143   3.168   3.178   3.205   3.257
  Total                      7.585   7.523   7.822   8.064    8.199   8.404   8.583   8.682   8.792   8.897   8.977   9.061   9.188


Electric Power 14/
 Distillate Fuel             0.024   0.034   0.021   0.023    0.023   0.024   0.024   0.024   0.024   0.024   0.024   0.024   0.024
 Residual Fuel               0.021   0.023   0.011   0.012    0.011   0.012   0.013   0.014   0.016   0.016   0.018   0.018   0.021
  Petroleum Subtotal         0.045   0.057   0.032   0.034    0.034   0.036   0.037   0.038   0.040   0.040   0.042   0.042   0.046
 Natural Gas                 0.300   0.200   0.342   0.325    0.306   0.297   0.361   0.399   0.442   0.484   0.496   0.530   0.583
 Steam Coal                  2.360   2.388   2.456   2.596    2.669   2.736   2.763   2.748   2.758   2.762   2.769   2.769   2.785
 Nuclear Power               0.714   0.699   0.722   0.734    0.745   0.828   0.828   0.828   0.828   0.828   0.835   0.845   0.845
 Renewable Energy/Other 15/  0.221   0.229   0.224   0.250    0.261   0.261   0.261   0.261   0.261   0.261   0.261   0.261   0.261
 Electricity Imports         0.000   0.000   0.000   0.000    0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000
  Total                      3.641   3.573   3.776   3.940    4.014   4.157   4.249   4.273   4.329   4.374   4.404   4.448   4.521

Total Energy Consumption
 Distillate Fuel             0.586   0.609   0.622   0.644    0.655   0.670   0.690   0.707   0.720   0.732   0.744   0.754   0.768
 Kerosene                    0.004   0.005   0.005   0.006    0.006   0.005   0.005   0.005   0.006   0.006   0.006   0.006   0.006
 Jet Fuel 9/                 0.162   0.158   0.166   0.171    0.175   0.180   0.184   0.188   0.194   0.199   0.203   0.205   0.208
 Liquefied Petroleum Gas     0.111   0.107   0.110   0.108    0.107   0.107   0.109   0.110   0.111   0.112   0.113   0.113   0.114
 Motor Gasoline 2/           1.144   1.156   1.178   1.194    1.215   1.240   1.267   1.292   1.314   1.334   1.353   1.372   1.392
 Petrochemical Feedstocks    0.097   0.108   0.106   0.112    0.112   0.112   0.116   0.118   0.121   0.122   0.124   0.124   0.126
 Residual Fuel               0.044   0.047   0.034   0.035    0.036   0.037   0.038   0.040   0.042   0.042   0.044   0.045   0.051
 Other Petroleum 12/         0.312   0.316   0.331   0.330    0.340   0.341   0.343   0.348   0.340   0.336   0.334   0.333   0.335
  Petroleum Subtotal         2.460   2.506   2.551   2.599    2.645   2.693   2.750   2.809   2.846   2.883   2.920   2.953   3.000
 Natural Gas                 1.152   1.023   1.164   1.171    1.168   1.173   1.257   1.306   1.371   1.432   1.456   1.498   1.557

TABLE 6. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) EAST SOUTH CENTRAL

                              2002    2003    2004    2005    2006    2007    2008    2009    2010    2011    2012    2013    2014
                              ----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
 Lease and Plant Fuel 6/      0.026   0.026   0.021   0.022   0.022   0.023   0.023   0.022   0.021   0.021   0.020   0.019   0.020
 Pipeline Natural Gas         0.074   0.071   0.078   0.080   0.081   0.082   0.087   0.090   0.090   0.092   0.092   0.091   0.092
  Natural Gas Subtotal        1.253   1.120   1.262   1.273   1.271   1.277   1.367   1.418   1.482   1.544   1.569   1.608   1.669
 Metallurgical Coal           0.065   0.066   0.069   0.066   0.063   0.061   0.059   0.057   0.054   0.053   0.051   0.050   0.049
 Steam Coal                   2.547   2.576   2.643   2.786   2.857   2.925   2.952   2.939   2.949   2.953   2.960   2.960   2.976
 Net Coal Coke Imports        0.005   0.004   0.013   0.012   0.011   0.010   0.011   0.012   0.010   0.010   0.011   0.011   0.012
  Coal Subtotal               2.617   2.647   2.726   2.864   2.931   2.996   3.023   3.007   3.013   3.016   3.022   3.021   3.036
 Nuclear Power                0.714   0.699   0.722   0.734   0.745   0.828   0.828   0.828   0.828   0.828   0.835   0.845   0.845
 Renewable Energy 16/         0.541   0.551   0.560   0.594   0.607   0.610   0.616   0.621   0.623   0.627   0.630   0.633   0.637
 Liquid Hydrogen              0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000
 Electricity Imports          0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000
  Total                       7.585   7.523   7.822   8.064   8.199   8.404   8.583   8.682   8.792   8.897   8.977   9.061   9.188

Energy Use &
Related Statistics

 Delivered Energy Use         4.996   4.988   5.108   5.212   5.285   5.369   5.480   5.577   5.649   5.729   5.799   5.856   5.930
 Total Energy Use             7.585   7.523   7.822   8.064   8.199   8.404   8.583   8.682   8.792   8.897   8.977   9.061   9.188
 Population (millions)       17.263  17.376  17.481  17.582  17.681  17.776  17.868  17.960  18.049  18.136  18.222  18.307  18.389

TABLE 6. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) EAST SOUTH CENTRAL

                                                                                                                      2003-
                              2015    2016    2017    2018    2019    2020    2021    2022    2023    2024    2025    2025
                              ----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
Energy Consumption

Residential
 Distillate Fuel              0.003   0.003   0.003   0.003   0.003   0.003   0.003   0.003   0.002   0.002   0.002   -2.1%
 Kerosene                     0.004   0.004   0.004   0.004   0.004   0.004   0.004   0.004   0.004   0.004   0.004    1.2%
 Liquefied Petroleum Gas      0.043   0.043   0.043   0.043   0.043   0.043   0.043   0.043   0.043   0.043   0.043   -0.3%
  Petroleum Subtotal          0.050   0.050   0.050   0.050   0.050   0.050   0.050   0.050   0.049   0.049   0.049   -0.3%
 Natural Gas                  0.244   0.245   0.244   0.244   0.243   0.243   0.241   0.240   0.240   0.240   0.238    0.4%
 Coal                         0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001   -0.9%
 Renewable Energy 1/          0.025   0.025   0.025   0.025   0.025   0.025   0.025   0.025   0.024   0.024   0.024   -0.1%
 Electricity                  0.403   0.406   0.407   0.409   0.411   0.413   0.414   0.416   0.418   0.421   0.422    0.7%
  Delivered Energy            0.723   0.727   0.728   0.729   0.730   0.732   0.731   0.732   0.733   0.736   0.735    0.5%
 Electricity Related Losses   1.038   1.056   1.064   1.100   1.134   1.186   1.229   1.284   1.316   1.349   1.365    2.0%
  Total                       1.762   1.783   1.792   1.829   1.864   1.918   1.960   2.016   2.049   2.085   2.099    1.4%

Commercial
 Distillate Fuel              0.035   0.036   0.037   0.039   0.040   0.041   0.042   0.043   0.045   0.046   0.047    3.9%
 Residual Fuel                0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   0.000   -1.1%
 Kerosene                     0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001    1.4%
 Liquefied Petroleum Gas      0.009   0.009   0.009   0.009   0.009   0.009   0.009   0.009   0.009   0.009   0.009    0.7%
 Motor Gasoline 2/            0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001   0.001    0.6%
  Petroleum Subtotal          0.046   0.047   0.049   0.050   0.051   0.052   0.053   0.055   0.056   0.057   0.059    3.1%
 Natural Gas                  0.186   0.189   0.193   0.195   0.198   0.201   0.204   0.207   0.211   0.215   0.219    1.8%
 Coal                         0.010   0.010   0.010   0.010   0.010   0.010   0.010   0.010   0.010   0.010   0.010    0.0%
 Renewable Energy 3/          0.004   0.004   0.004   0.004   0.004   0.004   0.004   0.004   0.004   0.004   0.004    0.0%
 Electricity                  0.380   0.391   0.402   0.413   0.425   0.436   0.448   0.461   0.474   0.487   0.501    3.0%
  Delivered Energy            0.627   0.642   0.658   0.673   0.688   0.703   0.719   0.737   0.755   0.774   0.794    2.6%
 Electricity Related Losses   0.979   1.016   1.051   1.111   1.172   1.250   1.330   1.422   1.491   1.561   1.622    4.3%
  Total                       1.605   1.658   1.708   1.784   1.860   1.954   2.049   2.158   2.246   2.335   2.416    3.6%

Industrial 4/
 Distillate Fuel              0.071   0.071   0.072   0.073   0.074   0.075   0.075   0.076   0.077   0.077   0.078    0.6%
 Liquefied Petroleum Gas      0.060   0.060   0.061   0.061   0.062   0.063   0.063   0.064   0.064   0.064   0.065    1.0%
 Petrochemical Feedstocks     0.127   0.126   0.128   0.129   0.131   0.132   0.133   0.134   0.134   0.135   0.136    1.1%
 Residual Fuel                0.017   0.017   0.017   0.018   0.019   0.019   0.018   0.018   0.018   0.018   0.019    2.6%
 Motor Gasoline 2/            0.027   0.027   0.028   0.028   0.028   0.028   0.029   0.029   0.029   0.029   0.030    0.6%
 Other Petroleum 5/           0.323   0.328   0.334   0.341   0.348   0.354   0.358   0.360   0.363   0.368   0.373    1.0%
  Petroleum Subtotal          0.624   0.630   0.639   0.651   0.662   0.671   0.676   0.680   0.685   0.693   0.700    1.0%
 Natural Gas                  0.539   0.543   0.548   0.551   0.555   0.558   0.563   0.568   0.573   0.577   0.581    1.1%
 Lease and Plant Fuel 6/      0.018   0.017   0.017   0.017   0.017   0.017   0.016   0.016   0.016   0.016   0.016   -2.2%
  Natural Gas Subtotal        0.558   0.560   0.565   0.568   0.572   0.575   0.579   0.584   0.589   0.593   0.597    1.0%
 Metallurgical Coal           0.047   0.046   0.045   0.043   0.042   0.041   0.040   0.039   0.038   0.037   0.036   -2.8%
 Steam Coal                   0.180   0.180   0.180   0.180   0.181   0.181   0.181   0.181   0.181   0.182   0.182    0.1%
 Net Coal Coke Imports        0.012   0.013   0.014   0.014   0.015   0.016   0.016   0.017   0.018   0.018   0.019    6.8%
  Coal Subtotal               0.239   0.238   0.238   0.238   0.238   0.238   0.237   0.237   0.236   0.236   0.236   -0.2%
 Renewable Energy 7/          0.350   0.352   0.357   0.363   0.369   0.374   0.379   0.384   0.388   0.393   0.396    1.4%
 Electricity                  0.492   0.494   0.501   0.509   0.515   0.521   0.526   0.531   0.537   0.543   0.549    1.4%
  Delivered Energy            2.264   2.275   2.301   2.330   2.355   2.377   2.397   2.414   2.435   2.458   2.479    1.0%
 Electricity Related Losses   1.266   1.284   1.309   1.369   1.422   1.493   1.560   1.637   1.689   1.740   1.776    2.7%
  Total                       3.530   3.559   3.610   3.699   3.777   3.871   3.956   4.052   4.124   4.198   4.255    1.6%

Transportation
 Distillate Fuel 8/           0.644   0.651   0.661   0.671   0.680   0.689   0.696   0.704   0.714   0.723   0.732    1.9%
 Jet Fuel 9/                  0.211   0.213   0.215   0.218   0.220   0.222   0.223   0.223   0.224   0.225   0.225    1.6%
 Motor Gasoline 2/            1.382   1.399   1.416   1.432   1.447   1.462   1.478   1.494   1.513   1.533   1.553    1.5%
 Residual Fuel                0.012   0.012   0.012   0.012   0.012   0.012   0.012   0.012   0.012   0.012   0.011   -0.7%
 Liquefied Petroleum Gas      0.003   0.004   0.004   0.004   0.004   0.004   0.004   0.004   0.004   0.004   0.004    6.3%

TABLE 6. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) EAST SOUTH CENTRAL

                                                                                                                               2003-
                             2015     2016     2017     2018     2019     2020     2021      2022     2023     2024     2025   2025
                             ----     ----     ----     ----     ----     ----     ----      ----     ----     ----     ----   ----
 Other Petroleum 10/         0.019    0.019    0.020    0.020    0.020    0.020    0.021     0.021    0.021    0.022    0.022   1.1%
  Petroleum Subtotal         2.272    2.297    2.327    2.356    2.383    2.408    2.433     2.458    2.487    2.518    2.548   1.6%
 Pipeline Fuel Natural Gas   0.093    0.091    0.093    0.093    0.094    0.092    0.091     0.091    0.091    0.092    0.094   1.3%
 Compressed Natural Gas      0.006    0.007    0.007    0.007    0.007    0.007    0.008     0.008    0.008    0.008    0.008   8.6%
 Renewable Energy (E85) 11/  0.000    0.000    0.000    0.000    0.000    0.000    0.000     0.000    0.000    0.000    0.000   6.5%
 Liquid Hydrogen             0.000    0.000    0.000    0.000    0.000    0.000    0.000     0.000    0.000    0.000    0.000    N/A
 Electricity                 0.006    0.006    0.006    0.006    0.006    0.006    0.006     0.006    0.006    0.006    0.007   1.6%
  Delivered Energy           2.377    2.401    2.433    2.462    2.490    2.515    2.538     2.564    2.593    2.625    2.656   1.6%
 Electricity Related Losses  0.014    0.015    0.015    0.016    0.016    0.017    0.018     0.019    0.020    0.021    0.021   2.9%
  Total                      2.391    2.416    2.448    2.478    2.507    2.532    2.556     2.583    2.613    2.645    2.677   1.6%

Delivered Energy
  Consumption, All Sectors
 Distillate Fuel             0.754    0.761    0.773    0.786    0.797    0.807    0.816     0.826    0.837    0.849    0.860   1.8%
 Kerosene                    0.006    0.006    0.006    0.006    0.006    0.006    0.006     0.006    0.006    0.006    0.006   1.0%
 Jet Fuel 9/                 0.211    0.213    0.215    0.218    0.220    0.222    0.223     0.223    0.224    0.225    0.225   1.6%
 Liquefied Petroleum Gas     0.115    0.115    0.116    0.117    0.118    0.119    0.119     0.120    0.120    0.120    0.121   0.6%
 Motor Gasoline 2/           1.411    1.427    1.445    1.461    1.476    1.492    1.507     1.524    1.543    1.563    1.584   1.4%
 Petrochemical Feedstocks    0.127    0.126    0.128    0.129    0.131    0.132    0.133     0.134    0.134    0.135    0.136   1.1%
 Residual Fuel               0.029    0.029    0.029    0.030    0.031    0.031    0.030     0.030    0.030    0.030    0.031   1.0%
 Other Petroleum 12/         0.341    0.346    0.352    0.360    0.367    0.374    0.378     0.380    0.383    0.389    0.394   1.0%
  Petroleum Subtotal         2.992    3.024    3.065    3.107    3.146    3.181    3.212     3.242    3.277    3.317    3.356   1.4%
 Natural Gas                 0.976    0.984    0.992    0.998    1.003    1.009    1.015     1.023    1.032    1.040    1.046   1.1%
 Lease and Plant Fuel 6/     0.018    0.017    0.017    0.017    0.017    0.017    0.016     0.016    0.016    0.016    0.016  -2.2%
 Pipeline Natural Gas        0.093    0.091    0.093    0.093    0.094    0.092    0.091     0.091    0.091    0.092    0.094   1.3%
  Natural Gas Subtotal       1.087    1.092    1.101    1.108    1.114    1.118    1.122     1.130    1.139    1.148    1.156   1.0%
 Metallurgical Coal          0.047    0.046    0.045    0.043    0.042    0.041    0.040     0.039    0.038    0.037    0.036  -2.8%
 Steam Coal                  0.190    0.191    0.191    0.191    0.191    0.192    0.192     0.192    0.192    0.192    0.193   0.1%
 Net Coal Coke Imports       0.012    0.013    0.014    0.014    0.015    0.016    0.016     0.017    0.018    0.018    0.019   6.8%
  Coal Subtotal              0.250    0.249    0.249    0.249    0.249    0.248    0.248     0.247    0.247    0.247    0.247  -0.2%
 Renewable Energy 13/        0.380    0.382    0.387    0.392    0.398    0.403    0.408     0.413    0.417    0.422    0.425   1.3%
 Liquid Hydrogen             0.000    0.000    0.000    0.000    0.000    0.000    0.000     0.000    0.000    0.000    0.000    N/A
 Electricity                 1.281    1.297    1.317    1.338    1.356    1.376    1.394     1.414    1.435    1.458    1.479   1.6%
  Delivered Energy           5.990    6.045    6.119    6.194    6.263    6.327    6.384     6.447    6.516    6.593    6.663   1.3%
 Electricity Related Losses  3.298    3.371    3.438    3.596    3.745    3.947    4.137     4.362    4.517    4.671    4.784   2.9%
  Total                      9.288    9.416    9.557    9.790   10.008   10.274   10.521    10.809   11.033   11.263   11.447   1.9%

Electric Power 14/
 Distillate Fuel             0.025    0.025    0.025    0.027    0.028    0.030    0.032     0.035    0.036    0.038    0.039   0.6%
 Residual Fuel               0.021    0.022    0.023    0.025    0.028    0.028    0.028     0.028    0.028    0.027    0.027   0.8%
  Petroleum Subtotal         0.046    0.047    0.048    0.052    0.056    0.059    0.060     0.063    0.064    0.065    0.066   0.7%
 Natural Gas                 0.633    0.700    0.752    0.778    0.831    0.823    0.824     0.841    0.830    0.863    0.878   7.0%
 Steam Coal                  2.791    2.812    2.845    2.994    3.101    3.328    3.532     3.759    3.942    4.083    4.199   2.6%
 Nuclear Power               0.845    0.845    0.845    0.845    0.845    0.845    0.845     0.845    0.845    0.845    0.845   0.9%
 Renewable Energy/Other 15/  0.264    0.264    0.265    0.265    0.267    0.268    0.269     0.268    0.270    0.273    0.275   0.8%
 Electricity Imports         0.000    0.000    0.000    0.000    0.000    0.000    0.000     0.000    0.000    0.000    0.000    N/A
  Total                      4.579    4.668    4.755    4.934    5.101    5.323    5.530     5.776    5.952    6.129    6.263   2.6%

Total Energy Consumption
 Distillate Fuel             0.778    0.786    0.799    0.813    0.825    0.838    0.849     0.861    0.874    0.887    0.899   1.8%
 Kerosene                    0.006    0.006    0.006    0.006    0.006    0.006    0.006     0.006    0.006    0.006    0.006   1.0%
 Jet Fuel 9/                 0.211    0.213    0.215    0.218    0.220    0.222    0.223     0.223    0.224    0.225    0.225   1.6%
 Liquefied Petroleum Gas     0.115    0.115    0.116    0.117    0.118    0.119    0.119     0.120    0.120    0.120    0.121   0.6%
 Motor Gasoline 2/           1.411    1.427    1.445    1.461    1.476    1.492    1.507     1.524    1.543    1.563    1.584   1.4%
 Petrochemical Feedstocks    0.127    0.126    0.128    0.129    0.131    0.132    0.133     0.134    0.134    0.135    0.136   1.1%
 Residual Fuel               0.050    0.051    0.052    0.055    0.059    0.059    0.058     0.058    0.058    0.058    0.058   0.9%
 Other Petroleum 12/         0.341    0.346    0.352    0.360    0.367    0.374    0.378     0.380    0.383    0.389    0.394   1.0%
  Petroleum Subtotal         3.038    3.071    3.113    3.158    3.202    3.240    3.272     3.305    3.342    3.382    3.422   1.4%
 Natural Gas                 1.609    1.684    1.744    1.776    1.835    1.832    1.840     1.864    1.863    1.903    1.924   2.9%

TABLE 6. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) EAST SOUTH CENTRAL

                                                                                                                               2003-
                              2015     2016     2017     2018     2019     2020     2021     2022     2023     2024     2025   2025
                              ----     ----     ----     ----     ----     ----     ----     ----     ----     ----     ----   ----
 Lease and Plant Fuel 6/      0.018    0.017    0.017    0.017    0.017    0.017    0.016    0.016    0.016    0.016    0.016  -2.2%
 Pipeline Natural Gas         0.093    0.091    0.093    0.093    0.094    0.092    0.091    0.091    0.091    0.092    0.094   1.3%
  Natural Gas Subtotal        1.720    1.792    1.854    1.886    1.946    1.941    1.947    1.971    1.969    2.011    2.034   2.7%
 Metallurgical Coal           0.047    0.046    0.045    0.043    0.042    0.041    0.040    0.039    0.038    0.037    0.036  -2.8%
 Steam Coal                   2.981    3.003    3.036    3.186    3.293    3.520    3.724    3.951    4.134    4.275    4.392   2.5%
 Net Coal Coke Imports        0.012    0.013    0.014    0.014    0.015    0.016    0.016    0.017    0.018    0.018    0.019   6.8%
  Coal Subtotal               3.041    3.061    3.094    3.243    3.350    3.577    3.780    4.007    4.189    4.330    4.446   2.4%
 Nuclear Power                0.845    0.845    0.845    0.845    0.845    0.845    0.845    0.845    0.845    0.845    0.845   0.9%
 Renewable Energy 16/         0.643    0.646    0.652    0.657    0.666    0.671    0.677    0.681    0.687    0.695    0.700   1.1%
 Liquid Hydrogen              0.000    0.000    0.000    0.000    0.000    0.000    0.000    0.000    0.000    0.000    0.000    N/A
 Electricity Imports          0.000    0.000    0.000    0.000    0.000    0.000    0.000    0.000    0.000    0.000    0.000    N/A
  Total                       9.288    9.416    9.557    9.790   10.008   10.274   10.521   10.809   11.033   11.263   11.447   1.9%

Energy Use &
Related Statistics

 Delivered Energy Use         5.990    6.045    6.119    6.194    6.263    6.327    6.384    6.447    6.516    6.593    6.663   1.3%
 Total Energy Use             9.288    9.416    9.557    9.790   10.008   10.274   10.521   10.809   11.033   11.263   11.447   1.9%
 Population (millions)       18.470   18.549   18.625   18.699   18.771   18.840   18.908   18.975   19.041   19.107   19.171   0.4%

TABLE 6. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) EAST SOUTH CENTRAL

         1/ Includes wood used for residential heating. See Table A18 for estimates of nonmarketed renewable energy consumption for geothermal heat pumps, solar thermal hot water heating, and solar photovoltaic electricity generation.
         2/ Includes ethanol (blends of 10 percent or less) and ethers blended into gasoline.
         3/ Includes commercial sector consumption of wood and wood waste, landfill gas, municipal solid waste, and other biomass for combined heat and power.
         4/ Includes energy for combined heat and power plants, except those whose primary business is to sell electricity, or electricity and heat, to the public.
         5/ Includes petroleum coke, asphalt, road oil, lubricants, still gas, and miscellaneous petroleum products.
         6/ Represents natural gas used in the field gathering and processing plant machinery.
         7/ Includes consumption of energy from hydroelectric, wood and wood waste, municipal solid waste, and other biomass.
         8/ Diesel fuel containing 500 parts per million (ppm) or 15 ppm sulfur. 9/ Includes only kerosene type.
         10/ Includes aviation gasoline and lubricants.
         11/ E85 refers to a blend of 85 percent ethanol (renewable) and 15 percent motor gasoline (nonrenewable). To address cold starting issues, the percentage of ethanol actually varies seasonally. The annual average ethanol content of 74 percent is used for this forecast.
         12/ Includes unfinished oils, natural gasoline, motor gasoline blending components, aviation gasoline, lubricants, still gas, asphalt, road oil, petroleum coke, and miscellaneous petroleum products.
         13/ Includes electricity generated for sale to the grid and for own use from renewable sources, and non-electric energy from renewable sources.
Excludes nonmarketed renewable energy consumption for geothermal heat pumps, buildings photovoltaic systems, and solar thermal hot water heaters.
         14/ Includes consumption of energy by electricity-only and combined heat and power (CHP) plants whose primary business is to sell electricity, or electricity and heat, to the public. Includes small power producers and exempt wholesale generators.
         15/ Includes conventional hydroelectric, geothermal, wood and wood waste, municipal solid waste, other biomass, petroleum coke, wind, photovoltaic and solar thermal sources. Excludes net electricity imports.
         16/ Includes hydroelectric, geothermal, wood and wood waste, municipal solid waste, other biomass, wind, photovoltaic and solar thermal sources. Includes ethanol components of E85; excludes ethanol blends (10 percent or less) in motor gasoline. Excludes net electricity imports and nonmarketed renewable energy consumption for geothermal heat pumps, buildings photovoltaic systems, and solar thermal hot water heaters.
         Btu = British thermal unit.
         N/A = Not applicable.
         Note: Totals may not equal sum of components due to independent rounding. Data for 2002 and 2003 are model results and may differ slightly from official EIA data reports. Consumption values of 0.00 are values that round to 0.00, because they are less than 0.005.
         Sources: 2002 and 2003 consumption based on: Energy Information Administration (EIA), Annual Energy Review 2003, DOE/EIA-0384(2003)
(Washington, DC, September 2004). 2002 and 2003 population and gross domestic product: Global Insight macroeconomic model T250804. 2002 and 2003 carbon dioxide emissions: EIA, Emissions of Greenhouse Gases in the United States 2003, DOE/EIA-0573(2003) (Washington, DC, December 2004). Projections: EIA, AEO2005 National Energy Modeling System run aeo2005.d102004a.

TABLE 5. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) SOUTH ATLANTIC

                           2002      2003      2004      2005      2006      2007      2008      2009      2010      2011      2012
Energy Consumption
Residential
 Distillate Fuel           0.090     0.092     0.086     0.082     0.082     0.082     0.082     0.081     0.081     0.080     0.079
 Kerosene                  0.019     0.023     0.025     0.027     0.026     0.026     0.027     0.027     0.027     0.027     0.027
 Liquefied Petroleum Gas   0.090     0.090     0.093     0.085     0.087     0.090     0.092     0.094     0.096     0.098     0.100
  Petroleum Subtotal       0.199     0.205     0.204     0.195     0.195     0.198     0.201     0.202     0.203     0.205     0.206
 Natural Gas               0.455     0.493     0.492     0.512     0.531     0.551     0.573     0.587     0.603     0.617     0.631
 Coal                      0.001     0.002     0.002     0.001     0.001     0.001     0.001     0.001     0.001     0.001     0.001
 Renewable Energy 1/       0.056     0.060     0.059     0.059     0.059     0.059     0.059     0.059     0.059     0.059     0.059
 Electricity               1.072     1.090     1.115     1.148     1.174     1.209     1.246     1.275     1.304     1.333     1.364
  Delivered Energy         1.782     1.850     1.872     1.916     1.961     2.018     2.079     2.124     2.171     2.215     2.262
 Electricity Related       2.143     2.142     2.067     2.105     2.142     2.188     2.239     2.282     2.317     2.331     2.364
 Losses
  Total                    3.926     3.992     3.939     4.021     4.104     4.205     4.318     4.406     4.488     4.546     4.626

Commercial
 Distillate Fuel           0.087     0.091     0.093     0.091     0.094     0.098     0.101     0.104     0.107     0.109     0.111
 Residual Fuel             0.006     0.006     0.005     0.005     0.005     0.005     0.005     0.005     0.005     0.005     0.005
 Kerosene                  0.004     0.005     0.006     0.006     0.007     0.006     0.006     0.006     0.006     0.006     0.007
 Liquefied Petroleum Gas   0.015     0.014     0.014     0.015     0.015     0.015     0.015     0.015     0.015     0.016     0.016
 Motor Gasoline 2/         0.006     0.006     0.006     0.006     0.006     0.006     0.006     0.006     0.006     0.006     0.006
  Petroleum Subtotal       0.118     0.122     0.124     0.122     0.127     0.131     0.134     0.137     0.140     0.142     0.144
 Natural Gas               0.352     0.363     0.362     0.363     0.374     0.387     0.400     0.410     0.420     0.429     0.437
 Coal                      0.011     0.012     0.012     0.012     0.012     0.012     0.012     0.012     0.012     0.012     0.012
 Renewable Energy 3/       0.016     0.019     0.019     0.019     0.019     0.019     0.019     0.019     0.019     0.019     0.019
 Electricity               0.906     0.909     0.937     0.959     0.990     1.028     1.064     1.099     1.133     1.167     1.201
  Delivered Energy         1.403     1.425     1.454     1.475     1.522     1.576     1.629     1.678     1.724     1.769     1.813
 Electricity Related       1.811     1.786     1.737     1.758     1.807     1.860     1.913     1.968     2.013     2.041     2.081
 Losses
  Total                    3.214     3.211     3.191     3.233     3.329     3.436     3.543     3.646     3.737     3.809     3.894

Industrial 4/
 Distillate Fuel           0.147     0.153     0.154     0.155     0.153     0.153     0.153     0.154     0.154     0.154     0.154
 Liquefied Petroleum Gas   0.056     0.054     0.056     0.058     0.057     0.057     0.058     0.059     0.059     0.060     0.061
 Petrochemical Feedstocks  0.132     0.147     0.144     0.153     0.152     0.153     0.157     0.161     0.164     0.166     0.168
 Residual Fuel             0.083     0.122     0.126     0.124     0.117     0.116     0.115     0.118     0.119     0.119     0.120
 Motor Gasoline 2/         0.055     0.055     0.056     0.056     0.055     0.056     0.056     0.056     0.056     0.057     0.057
 Other Petroleum 5/        0.380     0.380     0.402     0.397     0.379     0.375     0.373     0.375     0.374     0.377     0.380
  Petroleum Subtotal       0.852     0.911     0.938     0.942     0.913     0.909     0.913     0.923     0.926     0.933     0.940
 Natural Gas               0.597     0.546     0.548     0.561     0.574     0.579     0.592     0.599     0.606     0.612     0.616
 Lease and Plant Fuel 6/   0.014     0.014     0.010     0.010     0.012     0.014     0.015     0.016     0.015     0.016     0.016
  Natural Gas Subtotal     0.611     0.560     0.558     0.572     0.586     0.593     0.608     0.615     0.621     0.627     0.631
 Metallurgical Coal        0.060     0.061     0.064     0.061     0.058     0.056     0.054     0.053     0.050     0.049     0.047
 Steam Coal                0.296     0.293     0.289     0.294     0.295     0.297     0.299     0.299     0.300     0.301     0.300
 Net Coal Coke Imports     0.005     0.004     0.012     0.011     0.010     0.010     0.010     0.011     0.009     0.010     0.010
  Coal Subtotal            0.361     0.358     0.365     0.366     0.364     0.363     0.363     0.362     0.360     0.359     0.358
 Renewable Energy 7/       0.489     0.496     0.521     0.533     0.536     0.542     0.550     0.558     0.562     0.567     0.573
 Electricity               0.550     0.555     0.579     0.592     0.594     0.599     0.611     0.623     0.628     0.637     0.645
  Delivered Energy         2.863     2.881     2.961     3.005     2.992     3.005     3.044     3.081     3.097     3.124     3.148
 Electricity Related       1.100     1.091     1.073     1.086     1.083     1.083     1.098     1.115     1.116     1.113     1.118
 Losses
  Total                    3.963     3.972     4.034     4.091     4.076     4.088     4.142     4.196     4.213     4.237     4.266

Transportation
 Distillate Fuel 8/        0.951     0.972     1.021     1.068     1.096     1.130     1.173     1.214     1.246     1.279     1.309
 Jet Fuel 9/               0.341     0.333     0.350     0.361     0.371     0.381     0.388     0.397     0.408     0.418     0.426
 Motor Gasoline 2/         3.312     3.344     3.409     3.465     3.542     3.635     3.733     3.832     3.922     4.007     4.091
 Residual Fuel             0.087     0.083     0.074     0.075     0.075     0.076     0.076     0.076     0.077     0.077     0.077
 Liquefied Petroleum Gas   0.004     0.004     0.005     0.006     0.008     0.009     0.009     0.010     0.011     0.011     0.012


                           2013      2014
Energy Consumption
Residential
 Distillate Fuel           0.078     0.077
 Kerosene                  0.027     0.027
 Liquefied Petroleum Gas   0.102     0.103
  Petroleum Subtotal       0.206     0.207
 Natural Gas               0.641     0.650
 Coal                      0.001     0.001
 Renewable Energy 1/       0.059     0.059
 Electricity               1.388     1.415
  Delivered Energy         2.295     2.332
 Electricity Related       2.384     2.399
 Losses
  Total                    4.679     4.731

Commercial
 Distillate Fuel           0.113     0.115
 Residual Fuel             0.005     0.005
 Kerosene                  0.007     0.007
 Liquefied Petroleum Gas   0.016     0.016
 Motor Gasoline 2/         0.006     0.006
  Petroleum Subtotal       0.146     0.149
 Natural Gas               0.445     0.452
 Coal                      0.012     0.012
 Renewable Energy 3/       0.019     0.019
 Electricity               1.235     1.269
  Delivered Energy         1.857     1.901
 Electricity Related       2.121     2.152
 Losses
  Total                    3.978     4.053

Industrial 4/
 Distillate Fuel           0.155     0.157
 Liquefied Petroleum Gas   0.061     0.062
 Petrochemical Feedstocks  0.170     0.172
 Residual Fuel             0.122     0.124
 Motor Gasoline 2/         0.057     0.058
 Other Petroleum 5/        0.381     0.386
  Petroleum Subtotal       0.946     0.958
 Natural Gas               0.618     0.619
 Lease and Plant Fuel 6/   0.016     0.017
  Natural Gas Subtotal     0.633     0.636
 Metallurgical Coal        0.046     0.045
 Steam Coal                0.300     0.300
 Net Coal Coke Imports     0.010     0.011
  Coal Subtotal            0.357     0.356
 Renewable Energy 7/       0.578     0.584
 Electricity               0.651     0.661
  Delivered Energy         3.165     3.195
 Electricity Related       1.119     1.121
 Losses
  Total                    4.283     4.316

Transportation
 Distillate Fuel 8/        1.337     1.370
 Jet Fuel 9/               0.433     0.440
 Motor Gasoline 2/         4.177     4.264
 Residual Fuel             0.078     0.078
 Liquefied Petroleum Gas   0.012     0.013

TABLE 5. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) SOUTH ATLANTIC

                           2002      2003      2004      2005      2006      2007      2008      2009      2010      2011     2012
Other Petroleum 10/        0.038     0.042     0.043     0.043     0.043     0.044     0.044     0.045     0.046     0.046    0.047
 Petroleum Subtotal        4.732     4.777     4.900     5.018     5.136     5.274     5.424     5.574     5.709     5.838    5.962
Pipeline Fuel Natural Gas  0.075     0.071     0.066     0.068     0.068     0.070     0.073     0.074     0.076     0.077    0.079
Compressed Natural Gas     0.003     0.004     0.005     0.006     0.006     0.007     0.008     0.009     0.010     0.011    0.011
Renewable Energy (E85) 11/ 0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000    0.000
Liquid Hydrogen            0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000    0.000
Electricity                0.014     0.014     0.015     0.015     0.016     0.016     0.016     0.017     0.017     0.018    0.018
 Delivered Energy          4.823     4.867     4.986     5.107     5.226     5.368     5.522     5.674     5.812     5.943    6.071
Electricity Related Losses 0.028     0.028     0.027     0.028     0.028     0.029     0.029     0.030     0.031     0.031    0.031
Total                      4.852     4.895     5.014     5.135     5.255     5.397     5.551     5.704     5.843     5.974    6.102

Delivered Energy
 Consumption, All Sectors
 Distillate Fuel            1.275     1.308     1.354     1.396     1.424     1.462     1.510     1.554     1.587     1.621    1.653
 Kerosene                   0.024     0.031     0.033     0.036     0.035     0.035     0.035     0.035     0.035     0.035    0.035
 Jet Fuel 9/                0.341     0.333     0.350     0.361     0.371     0.381     0.388     0.397     0.408     0.418    0.426
 Liquefied Petroleum Gas    0.164     0.161     0.168     0.164     0.168     0.170     0.174     0.178     0.181     0.185    0.188
 Motor Gasoline 2/          3.372     3.405     3.471     3.527     3.604     3.697     3.795     3.894     3.985     4.070    4.155
  Petrochemical Feedstocks  0.132     0.147     0.144     0.153     0.152     0.153     0.157     0.161     0.164     0.166    0.168
 Residual Fuel              0.176     0.210     0.205     0.203     0.197     0.197     0.196     0.199     0.201     0.202    0.203
 Other Petroleum 12/        0.416     0.421     0.442     0.438     0.420     0.416     0.415     0.418     0.417     0.422    0.425
 Petroleum Subtotal         5.901     6.015     6.167     6.278     6.371     6.512     6.671     6.836     6.978     7.118    7.253
 Natural Gas                1.407     1.406     1.408     1.442     1.485     1.525     1.573     1.606     1.639     1.668    1.695
 Lease and Plant Fuel 6/    0.014     0.014     0.010     0.010     0.012     0.014     0.015     0.016     0.015     0.016    0.016
 Pipeline Natural Gas       0.075     0.071     0.066     0.068     0.068     0.070     0.073     0.074     0.076     0.077    0.079
  Natural Gas Subtotal      1.496     1.492     1.484     1.520     1.566     1.609     1.662     1.696     1.730     1.761    1.790
 Metallurgical Coal         0.060     0.061     0.064     0.061     0.058     0.056     0.054     0.053     0.050     0.049    0.047
 Steam Coal                 0.308     0.306     0.302     0.308     0.309     0.310     0.312     0.312     0.313     0.314    0.313
 Net Coal Coke Imports      0.005     0.004     0.012     0.011     0.010     0.010     0.010     0.011     0.009     0.010    0.010
  Coal Subtotal             0.373     0.371     0.378     0.379     0.377     0.376     0.376     0.376     0.373     0.372    0.371
 Renewable Energy 13/       0.561     0.576     0.599     0.611     0.614     0.620     0.628     0.636     0.640     0.645    0.652
 Liquid Hydrogen            0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000    0.000
 Electricity                2.541     2.569     2.646     2.715     2.774     2.851     2.937     3.014     3.083     3.154    3.228
  Delivered Energy         10.871    11.023    11.274    11.503    11.702    11.967    12.275    12.557    12.804    13.051   13.293
 Electricity Related
    Losses                  5.083     5.047     4.903     4.977     5.061     5.160     5.279     5.395     5.476     5.515    5.594
  Total                    15.954    16.070    16.177    16.480    16.763    17.126    17.554    17.952    18.280    18.566   18.888

Electric Power 14/
 Distillate Fuel            0.048     0.094     0.113     0.119     0.121     0.126     0.131     0.132     0.133     0.133    0.135
 Residual Fuel              0.377     0.413     0.431     0.431     0.426     0.426     0.424     0.425     0.424     0.425    0.425
  Petroleum Subtotal        0.424     0.507     0.544     0.550     0.547     0.552     0.555     0.558     0.557     0.557    0.559
 Natural Gas                0.742     0.699     0.590     0.607     0.627     0.650     0.712     0.772     0.856     0.924    1.007
 Steam Coal                 4.171     4.154     4.099     4.177     4.290     4.430     4.551     4.671     4.719     4.757    4.806
 Nuclear Power              2.061     2.021     2.073     2.087     2.088     2.089     2.094     2.094     2.098     2.101    2.120
 Renewable Energy/Other 15/ 0.226     0.236     0.244     0.270     0.282     0.289     0.304     0.314     0.329     0.331    0.330
 Electricity Imports        0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000    0.000
  Total                     7.624     7.616     7.550     7.692     7.835     8.010     8.216     8.409     8.559     8.670    8.822

Total Energy Consumption
 Distillate Fuel            1.323     1.402     1.467     1.515     1.546     1.589     1.641     1.686     1.720     1.754    1.788
 Kerosene                   0.024     0.031     0.033     0.036     0.035     0.035     0.035     0.035     0.035     0.035    0.035
 Jet Fuel 9/                0.341     0.333     0.350     0.361     0.371     0.381     0.388     0.397     0.408     0.418    0.426
 Liquefied Petroleum Gas    0.164     0.161     0.168     0.164     0.168     0.170     0.174     0.178     0.181     0.185    0.188
 Motor Gasoline 2/          3.372     3.405     3.471     3.527     3.604     3.697     3.795     3.894     3.985     4.070    4.155
 Petrochemical Feedstocks   0.132     0.147     0.144     0.153     0.152     0.153     0.157     0.161     0.164     0.166    0.168
 Residual Fuel              0.552     0.623     0.636     0.635     0.623     0.623     0.620     0.625     0.625     0.626    0.628
 Other Petroleum 12/        0.416     0.421     0.442     0.438     0.420     0.416     0.415     0.418     0.417     0.422    0.425
  Petroleum Subtotal        6.325     6.522     6.711     6.828     6.918     7.064     7.226     7.394     7.536     7.675    7.812
 Natural Gas                2.148     2.104     1.997     2.048     2.112     2.175     2.285     2.378     2.494     2.592    2.702


                            2013      2014
Other Petroleum 10/         0.048     0.049
 Petroleum Subtotal         6.084     6.212
Pipeline Fuel Natural Gas   0.080     0.081
Compressed Natural Gas      0.012     0.013
Renewable Energy (E85) 11/  0.001     0.001
Liquid Hydrogen             0.000     0.000
Electricity                 0.018     0.019
 Delivered Energy           6.195     6.326
Electricity Related Losses  0.032     0.032
 Total                      6.227     6.358

Delivered Energy
 Consumption, All Sectors
 Distillate Fuel            1.682     1.718
 Kerosene                   0.035     0.035
 Jet Fuel 9/                0.433     0.440
 Liquefied Petroleum Gas    0.190     0.194
 Motor Gasoline 2/          4.240     4.328
 Petrochemical Feedstocks   0.170     0.172
 Residual Fuel              0.204     0.207
 Other Petroleum 12/        0.427     0.432
  Petroleum Subtotal        7.382     7.526
 Natural Gas                1.715     1.735
 Lease and Plant Fuel 6/    0.016     0.017
 Pipeline Natural Gas       0.080     0.081
  Natural Gas Subtotal      1.811     1.833
 Metallurgical Coal         0.046     0.045
 Steam Coal                 0.313     0.313
 Net Coal Coke Imports      0.010     0.011
  Coal Subtotal             0.369     0.369
 Renewable Energy 13/       0.656     0.662
 Liquid Hydrogen            0.000     0.000
 Electricity                3.293     3.364
  Delivered Energy         13.512    13.753
 Electricity Related
    Losses                  5.655     5.705
  Total                    19.167    19.458

Electric Power 14/
 Distillate Fuel            0.139     0.142
 Residual Fuel              0.425     0.429
  Petroleum Subtotal        0.564     0.571
 Natural Gas                1.087     1.142
 Steam Coal                 4.826     4.847
 Nuclear Power              2.141     2.166
 Renewable Energy/Other 15/ 0.330     0.342
 Electricity Imports        0.000     0.000
  Total                     8.948     9.069

Total Energy Consumption
 Distillate Fuel            1.821     1.860
 Kerosene                   0.035     0.035
 Jet Fuel 9/                0.433     0.440
 Liquefied Petroleum Gas    0.190     0.194
 Motor Gasoline 2/          4.240     4.328
 Petrochemical Feedstocks   0.170     0.172
 Residual Fuel              0.629     0.636
 Other Petroleum 12/        0.427     0.432
  Petroleum Subtotal         7.946     8.096
 Natural Gas                2.802     2.877

TABLE 5. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) SOUTH ATLANTIC




                           2002      2003      2004      2005      2006      2007      2008      2009      2010      2011      2012
 Lease and Plant Fuel 6/   0.014     0.014     0.010     0.010     0.012     0.014     0.015     0.016     0.015     0.016     0.016
 Pipeline Natural Gas      0.075     0.071     0.066     0.068     0.068     0.070     0.073     0.074     0.076     0.077     0.079
  Natural Gas Subtotal     2.238     2.190     2.074     2.126     2.193     2.259     2.373     2.468     2.586     2.685     2.797
 Metallurgical Coal        0.060     0.061     0.064     0.061     0.058     0.056     0.054     0.053     0.050     0.049     0.047
 Steam Coal                4.479     4.460     4.401     4.485     4.599     4.740     4.863     4.984     5.032     5.071     5.119
 Net Coal Coke Imports     0.005     0.004     0.012     0.011     0.010     0.010     0.010     0.011     0.009     0.010     0.010
  Coal Subtotal            4.544     4.525     4.478     4.557     4.667     4.806     4.928     5.047     5.092     5.129     5.177
 Nuclear Power             2.061     2.021     2.073     2.087     2.088     2.089     2.094     2.094     2.098     2.101     2.120
 Renewable Energy 16/      0.787     0.812     0.843     0.881     0.897     0.909     0.932     0.949     0.969     0.976     0.981
 Liquid Hydrogen           0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000
 Electricity Imports       0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000     0.000
  Total                   15.954    16.070    16.177    16.480    16.763    17.126    17.554    17.952    18.280    18.566    18.888

Energy Use & Related
Statistics

 Delivered Energy Use     10.871    11.023    11.274    11.503    11.702    11.967    12.275    12.557    12.804    13.051    13.293
 Total Energy Use         15.954    16.070    16.177    16.480    16.763    17.126    17.554    17.952    18.280    18.566    18.888
 Population (millions)    53.680    54.453    55.189    55.921    56.651    57.376    58.094    58.815    59.534    60.252    60.970


                           2013      2014
 Lease and Plant Fuel 6/   0.016     0.017
 Pipeline Natural Gas      0.080     0.081
  Natural Gas Subtotal     2.898     2.975
 Metallurgical Coal        0.046     0.045
 Steam Coal                5.139     5.160
 Net Coal Coke Imports     0.010     0.011
  Coal Subtotal            5.196     5.216
 Nuclear Power             2.141     2.166
 Renewable Energy 16/      0.986     1.005
 Liquid Hydrogen           0.000     0.000
 Electricity Imports       0.000     0.000
  Total                   19.167    19.458

Energy Use & Related
Statistics

 Delivered Energy Use     13.512    13.753
 Total Energy Use         19.167    19.458
 Population (millions)    61.688    62.404

TABLE 5. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) SOUTH ATLANTIC

                                                                                                                          2003-
                                     2015    2016   2017    2018    2019    2020   2021    2022    2023    2024    2025    2025
Energy Consumption

Residential
 Distillate Fuel                    0.075   0.074  0.072   0.070   0.067   0.065  0.063   0.060   0.058   0.055   0.053   -2.5%
 Kerosene                           0.026   0.026  0.026   0.025   0.025   0.024  0.024   0.023   0.023   0.022   0.022   -0.3%
 Liquefied Petroleum Gas            0.105   0.107  0.108   0.110   0.111   0.113  0.114   0.115   0.116   0.118   0.119    1.3%
  Petroleum Subtotal                0.207   0.207  0.206   0.205   0.203   0.202  0.200   0.198   0.197   0.195   0.193   -0.3%
 Natural Gas                        0.660   0.672  0.680   0.689   0.697   0.708  0.716   0.726   0.737   0.750   0.757    2.0%
 Coal                               0.001   0.001  0.001   0.001   0.001   0.001  0.001   0.001   0.001   0.001   0.001   -1.3%
 Renewable Energy 1/                0.059   0.059  0.058   0.058   0.058   0.058  0.058   0.058   0.058   0.058   0.058   -0.2%
 Electricity                        1.441   1.469  1.491   1.515   1.540   1.568  1.590   1.616   1.643   1.674   1.697    2.0%
  Delivered Energy                  2.367   2.408  2.436   2.469   2.500   2.538  2.565   2.599   2.636   2.678   2.706    1.7%
 Electricity Related Losses         2.397   2.404  2.392   2.374   2.362   2.349  2.337   2.330   2.316   2.309   2.292    0.3%
  Total                             4.764   4.811  4.829   4.843   4.862   4.887  4.902   4.929   4.952   4.987   4.999    1.0%

Commercial
 Distillate Fuel                    0.117   0.119  0.121   0.123   0.125   0.127  0.129   0.132   0.134   0.136   0.139    1.9%
 Residual Fuel                      0.005   0.005  0.005   0.005   0.005   0.005  0.005   0.005   0.005   0.005   0.006   -0.3%
 Kerosene                           0.007   0.007  0.007   0.007   0.007   0.007  0.007   0.007   0.007   0.007   0.007    1.0%
 Liquefied Petroleum Gas            0.016   0.016  0.016   0.016   0.016   0.016  0.016   0.016   0.017   0.017   0.017    1.0%
 Motor Gasoline 2/                  0.006   0.006  0.006   0.006   0.006   0.006  0.006   0.006   0.006   0.006   0.006    0.4%
  Petroleum Subtotal                0.151   0.153  0.156   0.158   0.160   0.162  0.164   0.167   0.169   0.172   0.174    1.6%
 Natural Gas                        0.460   0.468  0.477   0.485   0.493   0.500  0.509   0.518   0.529   0.539   0.550    1.9%
 Coal                               0.012   0.012  0.012   0.012   0.012   0.012  0.012   0.012   0.012   0.012   0.012    0.0%
 Renewable Energy 3/                0.019   0.019  0.019   0.019   0.019   0.019  0.019   0.019   0.019   0.019   0.019    0.0%
 Electricity                        1.304   1.340  1.378   1.412   1.447   1.483  1.521   1.561   1.602   1.645   1.689    2.9%
  Delivered Energy                  1.945   1.992  2.041   2.086   2.130   2.176  2.225   2.277   2.331   2.387   2.443    2.5%
 Electricity Related Losses         2.169   2.193  2.210   2.212   2.220   2.222  2.237   2.250   2.259   2.269   2.281    1.1%
  Total                             4.114   4.185  4.251   4.298   4.351   4.398  4.461   4.527   4.589   4.656   4.725    1.8%

Industrial 4/
 Distillate Fuel                    0.158   0.159  0.160   0.162   0.164   0.166  0.167   0.169   0.170   0.172   0.173    0.6%
 Liquefied Petroleum Gas            0.062   0.062  0.063   0.064   0.065   0.065  0.066   0.066   0.067   0.067   0.067    1.0%
 Petrochemical Feedstocks           0.172   0.172  0.174   0.176   0.178   0.179  0.181   0.182   0.183   0.184   0.185    1.1%
 Residual Fuel                      0.126   0.125  0.126   0.129   0.131   0.133  0.134   0.133   0.133   0.133   0.134    0.4%
 Motor Gasoline 2/                  0.059   0.059  0.059   0.060   0.061   0.061  0.062   0.062   0.063   0.063   0.064    0.6%
 Other Petroleum 5/                 0.387   0.386  0.389   0.394   0.400   0.405  0.409   0.411   0.413   0.416   0.419    0.4%
  Petroleum Subtotal                0.964   0.962  0.972   0.985   0.999   1.010  1.019   1.023   1.029   1.035   1.043    0.6%
 Natural Gas                        0.619   0.623  0.629   0.635   0.640   0.644  0.649   0.655   0.662   0.668   0.674    1.0%
 Lease and Plant Fuel 6/            0.017   0.016  0.017   0.018   0.018   0.018  0.017   0.018   0.017   0.017   0.018    0.9%
  Natural Gas Subtotal              0.636   0.639  0.647   0.653   0.658   0.662  0.666   0.673   0.679   0.686   0.692    1.0%
 Metallurgical Coal                 0.044   0.042  0.041   0.040   0.039   0.038  0.037   0.036   0.035   0.034   0.033   -2.8%
 Steam Coal                         0.300   0.300  0.301   0.301   0.302   0.302  0.302   0.302   0.303   0.303   0.304    0.2%
 Net Coal Coke Imports              0.011   0.012  0.013   0.013   0.014   0.015  0.015   0.016   0.016   0.017   0.017    6.8%
  Coal Subtotal                     0.355   0.354  0.354   0.355   0.355   0.354  0.354   0.354   0.354   0.354   0.354   -0.1%
 Renewable Energy 7/                0.591   0.594  0.602   0.611   0.621   0.629  0.637   0.645   0.652   0.659   0.665    1.3%
 Electricity                        0.667   0.670  0.679   0.690   0.698   0.706  0.713   0.720   0.729   0.738   0.746    1.4%
  Delivered Energy                  3.213   3.220  3.255   3.294   3.330   3.361  3.389   3.415   3.444   3.473   3.500    0.9%
 Electricity Related Losses         1.110   1.096  1.090   1.081   1.071   1.057  1.048   1.038   1.028   1.018   1.008   -0.4%
  Total                             4.322   4.316  4.345   4.375   4.401   4.419  4.437   4.453   4.472   4.491   4.508    0.6%

Transportation
 Distillate Fuel 8/                 1.398   1.421  1.453   1.485   1.515   1.545  1.571   1.600   1.633   1.665   1.697    2.6%
 Jet Fuel 9/                        0.446   0.452  0.458   0.465   0.471   0.476  0.480   0.483   0.487   0.490   0.492    1.8%
 Motor Gasoline 2/                  4.349   4.430  4.512   4.591   4.669   4.747  4.828   4.913   5.004   5.102   5.203    2.0%
 Residual Fuel                      0.078   0.078  0.079   0.079   0.079   0.079  0.080   0.080   0.080   0.080   0.081   -0.1%
 Liquefied Petroleum Gas            0.013   0.014  0.014   0.015   0.015   0.016  0.016   0.016   0.017   0.017   0.017    6.6%

TABLE 5. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) SOUTH ATLANTIC

                                                                                                                       2003-
                                   2015    2016    2017    2018    2019   2020    2021    2022    2023    2024   2025   2025
 Other Petroleum 10/              0.049   0.050   0.051   0.052   0.053  0.054   0.055   0.056   0.057   0.058  0.059   1.6%
  Petroleum Subtotal              6.333   6.445   6.567   6.687   6.803  6.916   7.030   7.149   7.277   7.412  7.548   2.1%
 Pipeline Fuel Natural Gas        0.082   0.083   0.084   0.084   0.085  0.084   0.083   0.083   0.082   0.083  0.083   0.7%
 Compressed Natural Gas           0.013   0.014   0.015   0.015   0.016  0.016   0.016   0.017   0.017   0.018  0.018   7.3%
 Renewable Energy (E85) 11/       0.001   0.001   0.001   0.001   0.001  0.001   0.001   0.001   0.001   0.001  0.001   7.1%
 Liquid Hydrogen                  0.000   0.000   0.000   0.000   0.000  0.000   0.000   0.000   0.001   0.001  0.001  N/A
 Electricity                      0.019   0.020   0.020   0.021   0.021  0.021   0.022   0.022   0.023   0.023  0.024   2.3%
  Delivered Energy                6.448   6.562   6.687   6.808   6.925  7.039   7.152   7.272   7.401   7.538  7.675   2.1%
 Electricity Related Losses       0.032   0.032   0.032   0.032   0.032  0.032   0.032   0.032   0.032   0.032  0.032   0.6%
  Total                           6.480   6.594   6.719   6.840   6.957  7.071   7.185   7.304   7.433   7.570  7.708   2.1%

Delivered Energy Consumption,
All Sectors
 Distillate Fuel                  1.748   1.773   1.807   1.840   1.872  1.903   1.931   1.961   1.995   2.029  2.061   2.1%
 Kerosene                         0.035   0.035   0.034   0.034   0.033  0.033   0.033   0.032   0.032   0.031  0.030   0.0%
 Jet Fuel 9/                      0.446   0.452   0.458   0.465   0.471  0.476   0.480   0.483   0.487   0.490  0.492   1.8%
 Liquefied Petroleum Gas          0.196   0.199   0.202   0.204   0.207  0.210   0.212   0.214   0.216   0.218  0.220   1.4%
 Motor Gasoline 2/                4.413   4.495   4.578   4.657   4.736  4.815   4.896   4.981   5.073   5.171  5.273   2.0%
 Petrochemical Feedstocks         0.172   0.172   0.174   0.176   0.178  0.179   0.181   0.182   0.183   0.184  0.185   1.1%
 Residual Fuel                    0.210   0.209   0.210   0.213   0.216  0.218   0.219   0.218   0.218   0.219  0.220   0.2%
 Other Petroleum 12/              0.434   0.434   0.438   0.444   0.451  0.457   0.462   0.465   0.468   0.472  0.476   0.6%
  Petroleum Subtotal              7.655   7.768   7.901   8.034   8.165  8.291   8.413   8.537   8.672   8.814  8.958   1.8%
 Natural Gas                      1.752   1.777   1.801   1.824   1.845  1.869   1.890   1.916   1.945   1.975  1.999   1.6%
 Lease and Plant Fuel 6/          0.017   0.016   0.017   0.018   0.018  0.018   0.017   0.018   0.017   0.017  0.018   0.9%
 Pipeline Natural Gas             0.082   0.083   0.084   0.084   0.085  0.084   0.083   0.083   0.082   0.083  0.083   0.7%
  Natural Gas Subtotal            1.850   1.876   1.902   1.926   1.948  1.970   1.990   2.016   2.044   2.075  2.100   1.6%
 Metallurgical Coal               0.044   0.042   0.041   0.040   0.039  0.038   0.037   0.036   0.035   0.034  0.033  -2.8%
 Steam Coal                       0.313   0.313   0.314   0.314   0.314  0.315   0.315   0.315   0.316   0.316  0.316   0.2%
 Net Coal Coke Imports            0.011   0.012   0.013   0.013   0.014  0.015   0.015   0.016   0.016   0.017  0.017   6.8%
  Coal Subtotal                   0.368   0.367   0.367   0.367   0.367  0.367   0.367   0.367   0.367   0.367  0.367  -0.1%
 Renewable Energy 13/             0.669   0.673   0.681   0.689   0.699  0.707   0.715   0.723   0.730   0.737  0.743   1.2%
 Liquid Hydrogen                  0.000   0.000   0.000   0.000   0.000  0.000   0.000   0.000   0.001   0.001  0.001  N/A
 Electricity                      3.431   3.499   3.568   3.638   3.706  3.779   3.846   3.920   3.998   4.081  4.157   2.2%
  Delivered Energy               13.973  14.182  14.419  14.656  14.886 15.115  15.331  15.563  15.811  16.075 16.325   1.8%
 Electricity Related Losses       5.708   5.724   5.725   5.699   5.686  5.660   5.654   5.651   5.635   5.629  5.614   0.5%
  Total                          19.681  19.907  20.144  20.355  20.571 20.775  20.985  21.213  21.446  21.704 21.939   1.4%

Electric Power 14/
 Distillate Fuel                  0.146   0.146   0.149   0.150   0.151  0.156   0.163   0.153   0.154   0.152  0.151   2.2%
 Residual Fuel                    0.429   0.428   0.415   0.390   0.391  0.389   0.389   0.388   0.387   0.385  0.384  -0.3%
  Petroleum Subtotal              0.575   0.575   0.564   0.540   0.542  0.545   0.552   0.541   0.540   0.537  0.535   0.2%
 Natural Gas                      1.178   1.232   1.281   1.318   1.361  1.392   1.378   1.362   1.351   1.360  1.359   3.1%
 Steam Coal                       4.862   4.890   4.920   4.944   4.948  4.958   5.021   5.115   5.190   5.267  5.339   1.1%
 Nuclear Power                    2.174   2.174   2.174   2.174   2.174  2.174   2.174   2.174   2.174   2.174  2.174   0.3%
 Renewable Energy/Other 15/       0.350   0.352   0.353   0.362   0.367  0.370   0.374   0.377   0.377   0.372  0.363   2.0%
 Electricity Imports              0.000   0.000   0.000   0.000   0.000  0.000   0.000   0.000   0.000   0.000  0.000   4.1%
  Total                           9.139   9.223   9.293   9.338   9.392  9.440   9.500   9.570   9.633   9.710  9.771   1.1%

Total Energy Consumption
 Distillate Fuel                  1.894   1.919   1.956   1.990   2.023  2.060   2.094   2.114   2.149   2.181  2.212   2.1%
 Kerosene                         0.035   0.035   0.034   0.034   0.033  0.033   0.033   0.032   0.032   0.031  0.030   0.0%
 Jet Fuel 9/                      0.446   0.452   0.458   0.465   0.471  0.476   0.480   0.483   0.487   0.490  0.492   1.8%
 Liquefied Petroleum Gas          0.196   0.199   0.202   0.204   0.207  0.210   0.212   0.214   0.216   0.218  0.220   1.4%
 Motor Gasoline 2/                4.413   4.495   4.578   4.657   4.736  4.815   4.896   4.981   5.073   5.171  5.273   2.0%
 Petrochemical Feedstocks         0.172   0.172   0.174   0.176   0.178  0.179   0.181   0.182   0.183   0.184  0.185   1.1%
 Residual Fuel                    0.639   0.637   0.625   0.603   0.607  0.607   0.608   0.606   0.605   0.604  0.603  -0.1%
 Other Petroleum 12/              0.434   0.434   0.438   0.444   0.451  0.457   0.462   0.465   0.468   0.472  0.476   0.6%
  Petroleum Subtotal              8.230   8.342   8.465   8.574   8.707  8.836   8.965   9.078   9.212   9.352  9.493   1.7%
 Natural Gas                      2.930   3.010   3.083   3.142   3.206  3.261   3.268   3.279   3.297   3.335  3.359   2.1%

TABLE 5. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) SOUTH ATLANTIC

                                                                                                                       2003-
                                   2015    2016    2017    2018    2019   2020    2021    2022    2023    2024   2025   2025
 Lease and Plant Fuel 6/          0.017   0.016   0.017   0.018   0.018  0.018   0.017   0.018   0.017   0.017  0.018   0.9%
 Pipeline Natural Gas             0.082   0.083   0.084   0.084   0.085  0.084   0.083   0.083   0.082   0.083  0.083   0.7%
  Natural Gas Subtotal            3.028   3.108   3.184   3.244   3.309  3.362   3.369   3.380   3.396   3.436  3.460   2.1%
 Metallurgical Coal               0.044   0.042   0.041   0.040   0.039  0.038   0.037   0.036   0.035   0.034  0.033  -2.8%
 Steam Coal                       5.174   5.203   5.234   5.258   5.262  5.273   5.336   5.431   5.505   5.583  5.656   1.1%
 Net Coal Coke Imports            0.011   0.012   0.013   0.013   0.014  0.015   0.015   0.016   0.016   0.017  0.017   6.8%
  Coal Subtotal                   5.229   5.257   5.287   5.311   5.315  5.325   5.388   5.482   5.556   5.634  5.706   1.1%
 Nuclear Power                    2.174   2.174   2.174   2.174   2.174  2.174   2.174   2.174   2.174   2.174  2.174   0.3%
 Renewable Energy 16/             1.019   1.025   1.033   1.051   1.066  1.077   1.089   1.099   1.107   1.109  1.106   1.4%
 Liquid Hydrogen                  0.000   0.000   0.000   0.000   0.000  0.000   0.000   0.000   0.001   0.001  0.001  N/A
 Electricity Imports              0.000   0.000   0.000   0.000   0.000  0.000   0.000   0.000   0.000   0.000  0.000   4.1%
  Total                          19.681  19.907  20.144  20.355  20.571 20.775  20.985  21.213  21.446  21.704 21.939   1.4%

Energy Use & Related Statistics

 Delivered Energy Use            13.973  14.182  14.419  14.656  14.886 15.115  15.331  15.563  15.811  16.075 16.325   1.8%
 Total Energy Use                19.681  19.907  20.144  20.355  20.571 20.775  20.985  21.213  21.446  21.704 21.939   1.4%
 Population (millions)           63.117  63.828  64.534  65.236  65.934 66.627  67.319  68.010  68.701  69.393 70.084   1.2%

TABLE 5. ENERGY CONSUMPTION BY SECTOR AND SOURCE (QUADRILLION BTU PER YEAR, UNLESS OTHERWISE NOTED) SOUTH ATLANTIC

  1/ Includes wood used for residential heating. See Table A18 for estimates of nonmarketed renewable energy consumption for geothermal heat pumps, solar thermal hot water heating, and solar photovoltaic electricity generation.

  2/ Includes ethanol (blends of 10 percent or less) and ethers blended into gasoline.

  3/ Includes commercial sector consumption of wood and wood waste, landfill gas, municipal solid waste, and other biomass for combined heat and power.

  4/ Includes energy for combined heat and power plants, except those whose primary business is to sell electricity, or electricity and heat, to the public.

  5/ Includes petroleum coke, asphalt, road oil, lubricants, still gas, and miscellaneous petroleum products.

  6/ Represents natural gas used in the field gathering and processing plant machinery.

  7/ Includes consumption of energy from hydroelectric, wood and wood waste, municipal solid waste, and other biomass.

  8/ Diesel fuel containing 500 parts per million (ppm) or 15 ppm sulfur.

  9/ Includes only kerosene type.

  10/ Includes aviation gasoline and lubricants.

  11/ E85 refers to a blend of 85 percent ethanol (renewable) and 15 percent motor gasoline (nonrenewable). To address cold starting issues, the percentage of ethanol actually varies seasonally. The annual average ethanol content of 74 percent is used for this forecast.

  12/ Includes unfinished oils, natural gasoline, motor gasoline blending components, aviation gasoline, lubricants, still gas, asphalt, road oil, petroleum coke, and miscellaneous petroleum products.

  13/ Includes electricity generated for sale to the grid and for own use from renewable sources, and non-electric energy from renewable sources. Excludes nonmarketed renewable energy consumption for geothermal heat pumps, buildings photovoltaic systems, and solar thermal hot water heaters.

  14/ Includes consumption of energy by electricity-only and combined heat and power (CHP) plants whose primary business is to sell electricity, or electricity and heat, to the public. Includes small power producers and exempt wholesale generators.

  15/ Includes conventional hydroelectric, geothermal, wood and wood waste, municipal solid waste, other biomass, petroleum coke, wind, photovoltaic and solar thermal sources. Excludes net electricity imports.

  16/ Includes hydroelectric, geothermal, wood and wood waste, municipal solid waste, other biomass, wind, photovoltaic and solar thermal sources. Includes ethanol components of E85; excludes ethanol blends (10 percent or less) in motor gasoline. Excludes net electricity imports and nonmarketed renewable energy consumption for geothermal heat pumps, buildings photovoltaic systems, and solar thermal hot water heaters.

  Btu = British thermal unit.
  N/A = Not applicable.

  Note: Totals may not equal sum of components due to independent rounding. Data for 2002 and 2003 are model results and may differ slightly from official EIA data reports. Consumption values of 0.00 are values that round to 0.00, because they are less than 0.005.

  Sources: 2002 and 2003 consumption based on: Energy Information Administration
(EIA), Annual Energy Review 2003, DOE/EIA -0384(2003) (Washington, DC, September
2004). 2002 and 2003 population and gross domestic product: Global Insight macroeconomic model T250804. 2002 and 2003 carbon dioxide emissions: EIA, Emissions of Greenhouse Gases in the United States 2003, DOE/EIA -0573(2003) (Washington, DC, December 2004). Projections: EIA, AEO2005 National Energy Modeling System run aeo2005.d102004a.

                                     [TAB 5]

NO. HS-4. RESIDENT POPULATION BY STATE: 1900 TO 2002
[IN THOUSANDS (75,995 REPRESENTS 75,995,000). AS OF APRIL 1, EXCEPT AS
INDICATED]

                           1900       1910        1920
State                    (June 1)   (April 15)  (Jan. 1)      1930         1940        1950         1960
-----                    --------   ----------  --------      ----         ----        ----         ----
  UNITED STATES(1) .      75,995      91,972     105,711     122,775     131,669     150,697     179,323

Alabama ............       1,829       2,138       2,348       2,646       2,833       3,062       3,267
Alaska .............          64          64          55          59          73         129         226
Arizona ............         123         204         334         436         499         750       1,302
Arkansas ...........       1,312       1,574       1,752       1,854       1,949       1,910       1,786
California .........       1,485       2,378       3,427       5,677       6,907      10,586      15,717

Colorado ...........         540         799         940       1,036       1,123       1,325       1,754
Connecticut ........         908       1,115       1,381       1,607       1,709       2,007       2,535
Delaware ...........         185         202         223         238         267         318         446
District of Columbia         279         331         438         487         663         802         764
Florida ............         529         753         968       1,468       1,897       2,771       4,952
Georgia ............       2,216       2,609       2,896       2,909       3,124       3,445       3,943

Hawaii .............         154         192         256         368         423         500         633
Idaho ..............         162         326         432         445         525         589         667
Illinois ...........       4,822       5,639       6,485       7,631       7,897       8,712      10,081
Indiana ............       2,516       2,701       2,930       3,239       3,428       3,934       4,662
Iowa ...............       2,232       2,225       2,404       2,471       2,538       2,621       2,758

Kansas .............       1,470       1,691       1,769       1,881       1,801       1,905       2,179
Kentucky ...........       2,147       2,290       2,417       2,615       2,846       2,945       3,038
Louisiana ..........       1,382       1,656       1,799       2,102       2,364       2,684       3,257
Maine ..............         694         742         768         797         847         914         969
Maryland ...........       1,188       1,295       1,450       1,632       1,821       2,343       3,101

Massachusetts ......       2,805       3,366       3,852       4,250       4,317       4,691       5,149
Michigan ...........       2,421       2,810       3,668       4,842       5,256       6,372       7,823
Minnesota ..........       1,751       2,076       2,387       2,564       2,792       2,982       3,414
Mississippi ........       1,551       1,797       1,791       2,010       2,184       2,179       2,178
Missouri ...........       3,107       3,293       3,404       3,629       3,785       3,955       4,320

Montana ............         243         376         549         538         559         591         675
Nebraska ...........       1,066       1,192       1,296       1,378       1,316       1,326       1,411
Nevada .............          42          82          77          91         110         160         285
New Hampshire ......         412         431         443         465         492         533         607
New Jersey .........       1,884       2,537       3,156       4,041       4,160       4,835       6,067

New Mexico .........         195         327         360         423         532         681         951
New York ...........       7,269       9,114      10,385      12,588      13,479      14,830      16,782
North Carolina .....       1,894       2,206       2,559       3,170       3,572       4,062       4,556
North Dakota .......         319         577         647         681         642         620         632
Ohio ...............       4,158       4,767       5,759       6,647       6,908       7,947       9,706

Oklahoma ...........         790       1,657       2,028       2,396       2,336       2,233       2,328
Oregon .............         414         673         783         954       1,090       1,521       1,769
Pennsylvania .......       6,302       7,665       8,720       9,631       9,900      10,498      11,319
Rhode Island .......         429         543         604         687         713         792         859
South Carolina .....       1,340       1,515       1,684       1,739       1,900       2,117       2,383

South Dakota .......         402         584         637         693         643         653         681
Tennessee ..........       2,021       2,185       2,338       2,617       2,916       3,292       3,567
Texas ..............       3,049       3,897       4,663       5,825       6,415       7,711       9,580
Utah ...............         277         373         449         508         550         689         891
Vermont ............         344         356         352         360         359         378         390

Virginia ...........       1,854       2,062       2,309       2,422       2,678       3,319       3,967
Washington .........         518       1,142       1,357       1,563       1,736       2,379       2,853
West Virginia ......         959       1,221       1,464       1,729       1,902       2,006       1,860
Wisconsin ..........       2,069       2,334       2,632       2,939       3,138       3,435       3,952
Wyoming ............          93         146         194         226         251         291         330

Highest value ......       7,269       9,114      10,385      12,588      13,479      14,830      16,782
Lowest value .......          42          64          55          59          73         129         226

See footnotes at end of table.

                                                    Mini-Historical Statistics 9

U.S. Census Bureau, Statistical Abstract of the United States: 2003

NO. HS-4. RESIDENT POPULATION BY STATE: 1900 TO 2002--CON.
[IN THOUSANDS (203,212 REPRESENTS 203,212,000). AS OF APRIL 1, EXCEPT AS INDICATED]

                                                                          2000         2001        2002
State                     1970         1980        1990        2000     (July 1)     (July 1)    (July 1)
-----                     ----         ----        ----        ----     --------     --------    --------
  UNITED STATES ....     203,212     226,546     248,710     281,422     282,224     285,318     288,369

Alabama ............       3,444       3,894       4,041       4,447       4,452       4,469       4,487
Alaska .............         300         402         550         627         628         634         644
Arizona ............       1,771       2,718       3,665       5,131       5,167       5,307       5,456
Arkansas ...........       1,923       2,286       2,351       2,673       2,679       2,695       2,710
California .........      19,953      23,668      29,760      33,872      34,010      34,600      35,116

Colorado ...........       2,207       2,890       3,294       4,301       4,327       4,431       4,507
Connecticut ........       3,032       3,108       3,287       3,406       3,412       3,435       3,461
Delaware ...........         548         594         666         784         787         797         807
District of Columbia         757         638         607         572         572         574         571
Florida ............       6,789       9,746      12,938      15,982      16,051      16,373      16,713
Georgia ............       4,590       5,463       6,478       8,186       8,234       8,406       8,560

Hawaii .............         769         965       1,108       1,212       1,213       1,227       1,245
Idaho ..............         713         944       1,007       1,294       1,300       1,321       1,341
Illinois ...........      11,114      11,427      11,431      12,419      12,441      12,520      12,601
Indiana ............       5,194       5,490       5,544       6,080       6,092       6,127       6,159
Iowa ...............       2,824       2,914       2,777       2,926       2,929       2,932       2,937

Kansas .............       2,247       2,364       2,478       2,688       2,693       2,702       2,716
Kentucky ...........       3,219       3,661       3,685       4,042       4,049       4,069       4,093
Louisiana ..........       3,641       4,206       4,220       4,469       4,470       4,470       4,483
Maine ..............         992       1,125       1,228       1,275       1,277       1,284       1,294
Maryland ...........       3,922       4,217       4,781       5,296       5,312       5,386       5,458

Massachusetts ......       5,689       5,737       6,016       6,349       6,362       6,401       6,428
Michigan ...........       8,875       9,262       9,295       9,938       9,956      10,006      10,050
Minnesota ..........       3,805       4,076       4,375       4,919       4,934       4,985       5,020
Mississippi ........       2,217       2,521       2,573       2,845       2,849       2,860       2,872
Missouri ...........       4,677       4,917       5,117       5,595       5,605       5,637       5,673

Montana ............         694         787         799         902         903         905         909
Nebraska ...........       1,483       1,570       1,578       1,711       1,713       1,720       1,729
Nevada .............         489         800       1,202       1,998       2,019       2,098       2,173
New Hampshire ......         738         921       1,109       1,236       1,240       1,259       1,275
New Jersey .........       7,168       7,365       7,730       8,414       8,433       8,511       8,590

New Mexico .........       1,016       1,303       1,515       1,819       1,822       1,831       1,855
New York ...........      18,237      17,558      17,990      18,976      19,000      19,084      19,158
North Carolina .....       5,082       5,882       6,629       8,049       8,082       8,206       8,320
North Dakota .......         618         653         639         642         641         637         634
Ohio ...............      10,652      10,798      10,847      11,353      11,364      11,390      11,421

Oklahoma ...........       2,559       3,025       3,146       3,451       3,454       3,470       3,494
Oregon .............       2,091       2,633       2,842       3,421       3,431       3,473       3,522
Pennsylvania .......      11,794      11,864      11,882      12,281      12,286      12,303      12,335
Rhode Island .......         947         947       1,003       1,048       1,051       1,060       1,070
South Carolina .....       2,591       3,122       3,487       4,012       4,024       4,062       4,107

South Dakota .......         666         691         696         755         756         758         761
Tennessee ..........       3,924       4,591       4,877       5,689       5,703       5,749       5,797
Texas ..............      11,197      14,229      16,987      20,852      20,955      21,371      21,780
Utah ...............       1,059       1,461       1,723       2,233       2,243       2,279       2,316
Vermont ............         444         511         563         609         610         613         617

Virginia ...........       4,648       5,347       6,187       7,079       7,106       7,197       7,294
Washington .........       3,409       4,132       4,867       5,894       5,912       5,993       6,069
West Virginia ......       1,744       1,950       1,793       1,808       1,807       1,801       1,802
Wisconsin ..........       4,418       4,706       4,892       5,364       5,374       5,406       5,441
Wyoming ............         332         470         454         494         494         494         499

Highest value ......      19,953      23,668      29,760      33,872      34,010      34,600      35,116
Lowest value .......         300         402         454         494         494         494         499

(1)   1900-1950, excludes Alaska and Hawaii.

      Source: U.S. Census Bureau, census, Demographic Trends in the 20th Century, Census 2000 Special Reports, Series CENSR-4. See also
<http://www.census.gov/prod/2002pubs/censr-4.pdf> (released 17 December 2002);
"Table ST-2002EST-01 - State Population Estimates: April 1, 2000, to July 1, 2002 "; published 20 December 2002;
<http://eire.census.gov/popest/data/states/tables/ST-2002EST-01.php>.


10 Mini-Historical Statistics

             U.S. Census Bureau, Statistical Abstract of the United States: 2003

100 FASTEST GROWING COUNTIES

         POPULATION ESTIMATES FOR THE 100 FASTEST GROWING U.S. COUNTIES
                     WITH 10,000 OR MORE POPULATION IN 2004:
                          APRIL 1, 2000 TO JULY 1, 2004

                                        POPULATION ESTIMATES                CHANGE, 2000 TO
                                                    APRIL 1,                   2004
       GEOGRAPHIC AREA          JULY 1,              2000
                                 2004              ESTIMATES            NUMBER          PERCENT
                                                     BASE
-----------------------------------------------------------------------------------------------
      LOUDOUN COUNTY, VA       239,156             169,599             69,557           41.0
      FLAGLER COUNTY, FL       69,005              49,832              19,173           38.5
      DOUGLAS COUNTY, CO       237,963             175,766             62,197           35.4
     ROCKWALL COUNTY, TX       58,260              43,083              15,177           35.2
      FORSYTH COUNTY, GA       131,865             98,407              33,458           34.0
       HENRY COUNTY, GA        159,506             119,404             40,102           33.6
      KENDALL COUNTY, IL       72,548              54,544              18,004           33.0
      NEWTON COUNTY, GA        81,524              62,001              19,523           31.5
      LINCOLN COUNTY, SD       31,437              24,147              7,290            30.2
     PAULDING COUNTY, GA       105,936             81,647              24,289           29.7
     DELAWARE COUNTY, OH       142,503             109,989             32,514           29.6
       SCOTT COUNTY, MN        114,794             89,498              25,296           28.3
      COLLIN COUNTY, TX        627,938             491,774             136,164          27.7
      OSCEOLA COUNTY, FL       219,544             172,493             47,051           27.3
    WILLIAMSON COUNTY, TX      317,938             249,967             67,971           27.2
     HAMILTON COUNTY, IN       231,760             182,740             49,020           26.8

      SPENCER COUNTY, KY       14,822              11,766              3,056            26.0
       LYON COUNTY, NV         43,230              34,501              8,729            25.3
     FORT BEND COUNTY, TX      442,620             354,452             88,168           24.9
     STAFFORD COUNTY, VA       114,781             92,446              22,335           24.2
       UNION COUNTY, NC        153,652             123,772             29,880           24.1
       LAKE COUNTY, FL         260,788             210,527             50,261           23.9
     ST. JOHNS COUNTY, FL      152,473             123,135             29,338           23.8
   SPOTSYLVANIA COUNTY, VA     111,850             90,395              21,455           23.7
      PLACER COUNTY, CA        307,004             248,399             58,605           23.6
    MONTGOMERY COUNTY, TX      362,382             293,768             68,614           23.4
     CHEROKEE COUNTY, GA       174,680             141,903             32,777           23.1
      DENTON COUNTY, TX        530,597             432,976             97,621           22.5
       HAYS COUNTY, TX         119,359             97,589              21,770           22.3
     SHERBURNE COUNTY, MN      78,762              64,415              14,347           22.3
      BARROW COUNTY, GA        56,418              46,144              10,274           22.3
       WILL COUNTY, IL         613,849             502,266             111,583          22.2
      TOOELE COUNTY, UT        49,688              40,735              8,953            22.0
MATANUSKA-SUSITNA BOROUGH, AK  72,278              59,322              12,956           21.8
      DESOTO COUNTY, MS        130,587             107,199             23,388           21.8
      DALLAS COUNTY, IA        49,591              40,750              8,841            21.7
    WASHINGTON COUNTY, UT      109,924             90,354              19,570           21.7
     CURRITUCK COUNTY, NC      22,067              18,190              3,877            21.3
       WELD COUNTY, CO         219,257             180,834             38,423           21.2
     RIVERSIDE COUNTY, CA      1,871,950           1,545,387           326,563          21.1
       RAINS COUNTY, TX        11,066              9,139               1,927            21.1
      PICKENS COUNTY, GA       27,771              22,983              4,788            20.8

        LEE COUNTY, GA         29,913              24,757              5,156            20.8
     FRANKLIN COUNTY, WA       59,472              49,347              10,125           20.5
       SUFFOLK CITY, VA        76,586              63,677              12,909           20.3
      CANYON COUNTY, ID        158,038             131,441             26,597           20.2
       CLARK COUNTY, NV        1,650,671           1,375,738           274,933          20.0
  PRINCE WILLIAM COUNTY, VA    336,586             280,813             55,773           19.9
      KAUFMAN COUNTY, TX       85,377              71,310              14,067           19.7
      WARREN COUNTY, OH        189,276             158,486             30,790           19.4
      WALTON COUNTY, FL        48,477              40,601              7,876            19.4
       PINAL COUNTY, AZ        214,359             179,727             34,632           19.3
      WASATCH COUNTY, UT       18,139              15,215              2,924            19.2
      DAWSON COUNTY, GA        19,064              15,999              3,065            19.2
      JACKSON COUNTY, GA       49,540              41,589              7,951            19.1
     GWINNETT COUNTY, GA       700,794             588,448             112,346          19.1
     EFFINGHAM COUNTY, GA      44,661              37,535              7,126            19.0
      WAKULLA COUNTY, FL       27,179              22,863              4,316            18.9
      BASTROP COUNTY, TX       68,608              57,733              10,875           18.8
      WRIGHT COUNTY, MN        106,889             89,993              16,896           18.8
     HENDRICKS COUNTY, IN      123,476             104,093             19,383           18.6
      WALTON COUNTY, GA        71,941              60,687              11,254           18.5
     CHRISTIAN COUNTY, MO      64,273              54,285              9,988            18.4
       WHITE COUNTY, GA        23,595              19,944              3,651            18.3
       PASCO COUNTY, FL        407,799             344,768             63,031           18.3
      COWETA COUNTY, GA        105,376             89,215              16,161           18.1
      COLLIER COUNTY, FL       296,678             251,377             45,301           18.0
      BURNET COUNTY, TX        40,286              34,147              6,139            18.0
     FLUVANNA COUNTY, VA       23,644              20,047              3,597            17.9

       BOONE COUNTY, KY        101,354             85,991              15,363           17.9
     BERKELEY COUNTY, WV       89,362              75,905              13,457           17.7
     ST. CROIX COUNTY, WI      74,339              63,155              11,184           17.7
     ST. LUCIE COUNTY, FL      226,816             192,695             34,121           17.7
       COMAL COUNTY, TX        91,806              78,021              13,785           17.7
      LINCOLN COUNTY, MO       45,816              38,944              6,872            17.6
      CHISAGO COUNTY, MN       48,349              41,101              7,248            17.6
       BRYAN COUNTY, GA        27,535              23,417              4,118            17.6
    SANTA ROSA COUNTY, FL      138,276             117,743             20,533           17.4
     ARCHULETA COUNTY, CO      11,615              9,898               1,717            17.3
     CULPEPER COUNTY, VA       40,192              34,262              5,930            17.3
      BENTON COUNTY, AR        179,756             153,406             26,350           17.2
      CARVER COUNTY, MN        82,122              70,205              11,917           17.0
       KANE COUNTY, IL         472,482             404,119             68,363           16.9
       PIKE COUNTY, PA         54,117              46,302              7,815            16.9
      ISANTI COUNTY, MN        36,546              31,287              5,259            16.8
      FAYETTE COUNTY, TN       33,624              28,796              4,828            16.8
       CLAY COUNTY, FL         164,394             140,814             23,580           16.7
       HOKE COUNTY, NC         39,262              33,646              5,616            16.7
        LEE COUNTY, FL         514,295             440,888             73,407           16.6
     LAMPASAS COUNTY, TX       20,718              17,762              2,956            16.6
     DESCHUTES COUNTY, OR      134,479             115,367             19,112           16.6
      CARROLL COUNTY, GA       101,577             87,268              14,309           16.4
      DOUGLAS COUNTY, GA       107,217             92,222              14,995           16.3
     JOHNSTON COUNTY, NC       141,640             121,900             19,740           16.2
      MOHAVE COUNTY, AZ        179,981             155,032             24,949           16.1

       BOONE COUNTY, IL        48,490              41,786              6,704            16.0
    WILLIAMSON COUNTY, TN      146,935             126,638             20,297           16.0
        NYE COUNTY, NV         37,714              32,512              5,202            16.0
      CALVERT COUNTY, MD       86,474              74,563              11,911           16.0
       PARK COUNTY, CO         16,833              14,523              2,310            15.9

Note: The April 1, 2000 Population Estimates base reflects changes to the Census 2000 population from the Count Question Resolution program and geographic program revisions.


terms &           download excel spreadsheet
definitions       download file with comma separated values
methodology       (*.csv)
                  (right-click to download)


                               SUGGESTED CITATION:
         TABLE CO-EST2003-09 - POPULATION ESTIMATES FOR THE 100 FASTEST
          GROWING U.S. COUNTIES IN 2003: APRIL 1, 2000 TO JULY 1, 2004
                 SOURCE: POPULATION DIVISION, U.S. CENSUS BUREAU
                          RELEASE DATE: APRIL 14, 2005

                                     [TAB 6]

      We base our belief that we are one of the largest providers of outsourced electric distribution and transmission services in the United States on comparisons with other industry competitors based on total revenue generated from these services. Infrasource Services, Inc.,(1) MasTec, Inc.,(2) and Quanta Services, Inc.(3) are three providers of electric transmission and distribution services in the United States. The annual revenues for these companies are found in their publicly available annual reports on Form 10-K.

      For the fiscal year ending December 31, 2004, Infrasource generated revenues of $364.6 million(4) and MasTec generated $175.3 million(5) from their electric distribution and transmission services. For the year ending June 30, 2004, however, we generated pro forma revenues of $552.5 million. Based on revenues, we are clearly larger than Infrasource and MasTec. Quanta, on the other hand, generated $1.04 billion(6) in revenues from energy services, which includes both electric services and gas services. While Quanta reported larger revenues than us from energy services, Quanta's revenues include their gas operations and do not report separately how much revenue was generated from electric services only. Therefore, based upon the foregoing, we are confident that we are one of the largest providers of distribution and transmission services in the United States.



----------
      (1) See Infrasource's Form 10-K for the year ended December 31, 2004, page 4: "We are one of the largest specialty contractors serving the utility transmission and distribution infrastructure in the United States based on market share."

      (2) See MasTec's Form 10-K for the year ended December 31, 2004, page 4:
"We are one of a limited number of national companies in a highly fragmented industry characterized by small, local companies."

      (3) See Quanta's Form 10-K for the year ended December 31, 2004, page 3:
"We believe that we are the largest contractor serving the transmission and distribution sector of the North American electric utility industry."

      (4) See Infrasource's Form 10-K, page 28.

      (5) See MasTec's Form 10-K, page 7.

      (6) See Quanta's Form 10-K, page 3

                                     [TAB 7]

                      RETAIL SALES OF ELECTRICITY BY STATE
 [Source: EIA - Energy Information Administration - "Electric Power Annual 2003
                                - spreadsheets"]
         [http://www.eia.doe.gov/cneaf/electricity/epa/sales_state.xls]


                                                                                                            PIKE             PIKE
YEAR          SECTOR NAME           STATE      TOTAL SALES           YEAR      TOTAL US     TOTAL US      FOOTPRINT        FOOTPRINT
----          -----------           -----      ------------          ----      --------     ---------     ---------        ---------
                                                                               (MILLION    % INCREASE     (MILLION        % INCREASE
                                              (MEGAWATTHOURS)               MEGAWATTHOURS) SINCE 1990   MEGAWATTHOURS)    SINCE 1990
                                              ---------------               -------------  ----------   --------------    ----------
1990    Total Electric Industry                                      1990        2,713                      1,448
1990    Total Electric Industry       AL           59,925,613
1990    Total Electric Industry       AR           27,365,296
1990    Total Electric Industry       FL          143,534,878
1990    Total Electric Industry       GA           80,440,116
1990    Total Electric Industry       IN           73,982,219
1990    Total Electric Industry       KY           61,096,874
1990    Total Electric Industry       LA           63,825,890
1990    Total Electric Industry       MD           49,533,730
1990    Total Electric Industry       MS           32,127,077
1990    Total Electric Industry       NC           89,924,487
1990    Total Electric Industry       OH          142,465,472
1990    Total Electric Industry       OK           42,504,220
1990    Total Electric Industry       PA          114,750,659
1990    Total Electric Industry       SC           55,651,791
1990    Total Electric Industry       TN           77,144,769
1990    Total Electric Industry       TX          237,415,127
1990    Total Electric Industry    US-TOTAL     2,712,554,665
1990    Total Electric Industry       VA           72,696,269
1990    Total Electric Industry       WV           23,132,431
1991    Total Electric Industry                                      1991        2,762         2%           1,476              2%
1991    Total Electric Industry       AL           61,227,325
1991    Total Electric Industry       AR           28,440,257
1991    Total Electric Industry       FL          146,336,241
1991    Total Electric Industry       GA           81,539,086
1991    Total Electric Industry       IN           77,033,736
1991    Total Electric Industry       KY           64,193,802
1991    Total Electric Industry       LA           64,704,299
1991    Total Electric Industry       MD           51,107,809
1991    Total Electric Industry       MS           33,019,383
1991    Total Electric Industry       NC           92,316,483
1991    Total Electric Industry       OH          145,658,320
1991    Total Electric Industry       OK           39,404,397
1991    Total Electric Industry       PA          116,336,998
1991    Total Electric Industry       SC           57,069,331
1991    Total Electric Industry       TN           78,390,141
1991    Total Electric Industry       TX          240,351,787
1991    Total Electric Industry    US-TOTAL     2,762,003,040
1991    Total Electric Industry       VA           75,111,148
1991    Total Electric Industry       WV           23,624,945
1992    Total Electric Industry                                      1992        2,763         2%           1,485              3%
1992    Total Electric Industry       AL           62,166,661
1992    Total Electric Industry       AR           28,451,112
1992    Total Electric Industry       FL          147,009,940
1992    Total Electric Industry       GA           83,391,431
1992    Total Electric Industry       IN           76,976,815
1992    Total Electric Industry       KY           67,067,820
1992    Total Electric Industry       LA           65,098,330
1992    Total Electric Industry       MD           50,988,788
1992    Total Electric Industry       MS           33,241,190
1992    Total Electric Industry       NC           94,195,331
1992    Total Electric Industry       OH          145,016,464
1992    Total Electric Industry       OK           38,267,207
1992    Total Electric Industry       PA          116,287,618
1992    Total Electric Industry       SC           58,400,921
1992    Total Electric Industry       TN           78,584,112
1992    Total Electric Industry       TX          239,431,038
1992    Total Electric Industry    US-TOTAL     2,763,365,449
1992    Total Electric Industry       VA           76,448,426
1992    Total Electric Industry       WV           23,831,118

                      RETAIL SALES OF ELECTRICITY BY STATE
 [Source: EIA - Energy Information Administration - "Electric Power Annual 2003
                                - spreadsheets"]
         [http://www.eia.doe.gov/cneaf/electricity/epa/sales_state.xls]


                                                                                                            PIKE             PIKE
YEAR          SECTOR NAME           STATE      TOTAL SALES           YEAR      TOTAL US     TOTAL US      FOOTPRINT        FOOTPRINT
----          -----------           -----      ------------          ----      --------     ---------     ---------        ---------

                                                                               (MILLION    % INCREASE     (MILLION        % INCREASE
                                              (MEGAWATTHOURS)               MEGAWATTHOURS) SINCE 1990   MEGAWATTHOURS)    SINCE 1990
                                              ---------------               -------------  ----------   --------------    ----------
1993    Total Electric Industry                                      1993        2,861         5%           1,551              7%
1993    Total Electric Industry       AL           65,057,675
1993    Total Electric Industry       AR           31,662,933
1993    Total Electric Industry       FL          152,747,819
1993    Total Electric Industry       GA           89,191,041
1993    Total Electric Industry       IN           81,931,490
1993    Total Electric Industry       KY           68,149,184
1993    Total Electric Industry       LA           67,755,825
1993    Total Electric Industry       MD           53,872,404
1993    Total Electric Industry       MS           34,749,301
1993    Total Electric Industry       NC           99,777,554
1993    Total Electric Industry       OH          148,570,665
1993    Total Electric Industry       OK           40,531,327
1993    Total Electric Industry       PA          119,981,494
1993    Total Electric Industry       SC           61,532,725
1993    Total Electric Industry       TN           79,832,181
1993    Total Electric Industry       TX          250,084,413
1993    Total Electric Industry    US-TOTAL     2,861,462,340
1993    Total Electric Industry       VA           81,371,781
1993    Total Electric Industry       WV           24,441,525
1994    Total Electric Industry                                      1994        2,935         8%           1,595             10%
1994    Total Electric Industry       AL           67,580,676
1994    Total Electric Industry       AR           32,619,098
1994    Total Electric Industry       FL          159,544,300
1994    Total Electric Industry       GA           89,913,084
1994    Total Electric Industry       IN           83,807,543
1994    Total Electric Industry       KY           72,485,367
1994    Total Electric Industry       LA           70,131,806
1994    Total Electric Industry       MD           54,751,623
1994    Total Electric Industry       MS           36,626,569
1994    Total Electric Industry       NC           99,789,182
1994    Total Electric Industry       OH          154,376,709
1994    Total Electric Industry       OK           41,143,443
1994    Total Electric Industry       PA          123,045,049
1994    Total Electric Industry       SC           61,857,958
1994    Total Electric Industry       TN           82,533,292
1994    Total Electric Industry       TX          258,179,737
1994    Total Electric Industry    US-TOTAL     2,934,562,864
1994    Total Electric Industry       VA           82,210,138
1994    Total Electric Industry       WV           24,775,708
1995    Total Electric Industry                                      1995        3,013        11%           1,649             14%
1995    Total Electric Industry       AL           70,006,764
1995    Total Electric Industry       AR           34,671,434
1995    Total Electric Industry       FL          167,492,138
1995    Total Electric Industry       GA           96,192,170
1995    Total Electric Industry       IN           87,005,957
1995    Total Electric Industry       KY           74,548,198
1995    Total Electric Industry       LA           72,827,190
1995    Total Electric Industry       MD           56,158,045
1995    Total Electric Industry       MS           37,868,480
1995    Total Electric Industry       NC          104,672,756
1995    Total Electric Industry       OH          158,625,546
1995    Total Electric Industry       OK           41,392,452
1995    Total Electric Industry       PA          126,250,597
1995    Total Electric Industry       SC           65,074,395
1995    Total Electric Industry       TN           82,030,329
1995    Total Electric Industry       TX          263,278,592
1995    Total Electric Industry    US-TOTAL     3,013,286,589
1995    Total Electric Industry       VA           85,162,485
1995    Total Electric Industry       WV           25,976,705

                      RETAIL SALES OF ELECTRICITY BY STATE
 [Source: EIA - Energy Information Administration - "Electric Power Annual 2003
                                - spreadsheets"]
         [http://www.eia.doe.gov/cneaf/electricity/epa/sales_state.xls]


                                                                                                            PIKE             PIKE
YEAR          SECTOR NAME           STATE      TOTAL SALES           YEAR      TOTAL US     TOTAL US      FOOTPRINT        FOOTPRINT
----          -----------           -----      ------------          ----      --------     ---------     ---------        ---------
                                                                               (MILLION    % INCREASE     (MILLION        % INCREASE
                                              (MEGAWATTHOURS)               MEGAWATTHOURS) SINCE 1990   MEGAWATTHOURS)    SINCE 1990
                                              ---------------               -------------  ----------   --------------    ----------
1996    Total Electric Industry                                      1996        3,101        14%           1,705             18%
1996    Total Electric Industry       AL           73,104,419
1996    Total Electric Industry       AR           36,136,576
1996    Total Electric Industry       FL          171,832,022
1996    Total Electric Industry       GA          101,307,136
1996    Total Electric Industry       IN           88,901,372
1996    Total Electric Industry       KY           77,018,734
1996    Total Electric Industry       LA           75,269,095
1996    Total Electric Industry       MD           56,997,520
1996    Total Electric Industry       MS           39,622,374
1996    Total Electric Industry       NC          108,296,394
1996    Total Electric Industry       OH          158,587,337
1996    Total Electric Industry       OK           43,291,303
1996    Total Electric Industry       PA          127,623,026
1996    Total Electric Industry       SC           67,086,215
1996    Total Electric Industry       TN           87,659,014
1996    Total Electric Industry       TX          278,449,583
1996    Total Electric Industry    US-TOTAL     3,101,127,023
1996    Total Electric Industry       VA           87,595,643
1996    Total Electric Industry       WV           26,126,778
1997    Total Electric Industry                                      1997        3,146        16%           1,723             19%
1997    Total Electric Industry       AL           74,553,869
1997    Total Electric Industry       AR           36,857,530
1997    Total Electric Industry       FL          175,041,015
1997    Total Electric Industry       GA          102,249,914
1997    Total Electric Industry       IN           89,146,614
1997    Total Electric Industry       KY           76,835,514
1997    Total Electric Industry       LA           75,885,666
1997    Total Electric Industry       MD           56,264,488
1997    Total Electric Industry       MS           40,088,725
1997    Total Electric Industry       NC          109,050,025
1997    Total Electric Industry       OH          158,508,094
1997    Total Electric Industry       OK           44,452,853
1997    Total Electric Industry       PA          128,076,414
1997    Total Electric Industry       SC           68,534,441
1997    Total Electric Industry       TN           86,917,071
1997    Total Electric Industry       TX          286,703,509
1997    Total Electric Industry    US-TOTAL     3,145,610,428
1997    Total Electric Industry       VA           87,420,340
1997    Total Electric Industry       WV           26,247,224
1998    Total Electric Industry                                      1998        3,264        20%           1,800             24%
1998    Total Electric Industry       AL           79,173,033
1998    Total Electric Industry       AR           39,315,195
1998    Total Electric Industry       FL          187,354,592
1998    Total Electric Industry       GA          110,720,323
1998    Total Electric Industry       IN           92,058,825
1998    Total Electric Industry       KY           75,850,311
1998    Total Electric Industry       LA           77,716,091
1998    Total Electric Industry       MD           57,833,638
1998    Total Electric Industry       MS           42,510,238
1998    Total Electric Industry       NC          113,596,306
1998    Total Electric Industry       OH          159,793,176
1998    Total Electric Industry       OK           47,896,575
1998    Total Electric Industry       PA          130,206,411
1998    Total Electric Industry       SC           72,453,886
1998    Total Electric Industry       TN           91,749,889
1998    Total Electric Industry       TX          304,704,764
1998    Total Electric Industry    US-TOTAL     3,264,230,752
1998    Total Electric Industry       VA           90,608,523
1998    Total Electric Industry       WV           26,511,261

                      RETAIL SALES OF ELECTRICITY BY STATE
 [Source: EIA - Energy Information Administration - "Electric Power Annual 2003
                                - spreadsheets"]
         [http://www.eia.doe.gov/cneaf/electricity/epa/sales_state.xls]


                                                                                                            PIKE             PIKE
YEAR          SECTOR NAME           STATE      TOTAL SALES           YEAR      TOTAL US     TOTAL US      FOOTPRINT        FOOTPRINT
----          -----------           -----      ------------          ----      --------     ---------     ---------        ---------
                                                                               (MILLION    % INCREASE     (MILLION        % INCREASE
                                              (MEGAWATTHOURS)               MEGAWATTHOURS) SINCE 1990   MEGAWATTHOURS)    SINCE 1990
                                              ---------------               -------------  ----------   --------------    ----------
1999    Total Electric Industry                                      1999        3,312        22%           1,821             26%
1999    Total Electric Industry       AL           80,401,079
1999    Total Electric Industry       AR           39,788,746
1999    Total Electric Industry       FL          187,270,257
1999    Total Electric Industry       GA          112,655,746
1999    Total Electric Industry       IN           96,735,464
1999    Total Electric Industry       KY           79,098,015
1999    Total Electric Industry       LA           78,266,678
1999    Total Electric Industry       MD           59,086,225
1999    Total Electric Industry       MS           43,979,792
1999    Total Electric Industry       NC          115,015,125
1999    Total Electric Industry       OH          164,270,830
1999    Total Electric Industry       OK           46,736,630
1999    Total Electric Industry       PA          128,883,313
1999    Total Electric Industry       SC           73,303,562
1999    Total Electric Industry       TN           93,180,379
1999    Total Electric Industry       TX          301,844,180
1999    Total Electric Industry    US-TOTAL     3,312,087,081
1999    Total Electric Industry       VA           93,032,468
1999    Total Electric Industry       WV           27,144,008
2000    Total Electric Industry                                      2000        3,421        26%           1,887             30%
2000    Total Electric Industry       AL           83,524,220
2000    Total Electric Industry       AR           41,611,188
2000    Total Electric Industry       FL          195,842,976
2000    Total Electric Industry       GA          119,185,076
2000    Total Electric Industry       IN           97,774,925
2000    Total Electric Industry       KY           78,316,156
2000    Total Electric Industry       LA           80,690,346
2000    Total Electric Industry       MD           60,677,804
2000    Total Electric Industry       MS           45,336,178
2000    Total Electric Industry       NC          119,855,456
2000    Total Electric Industry       OH          165,194,857
2000    Total Electric Industry       OK           49,564,141
2000    Total Electric Industry       PA          133,845,326
2000    Total Electric Industry       SC           77,011,969
2000    Total Electric Industry       TN           95,727,709
2000    Total Electric Industry       TX          318,262,529
2000    Total Electric Industry    US-TOTAL     3,421,414,266
2000    Total Electric Industry       VA           96,715,402
2000    Total Electric Industry       WV           27,692,998
2001    Total Electric Industry                                      2001        3,370        24%           1,865             29%
2001    Total Electric Industry       AL           79,233,768
2001    Total Electric Industry       AR           41,732,449
2001    Total Electric Industry       FL          199,698,300
2001    Total Electric Industry       GA          117,790,473
2001    Total Electric Industry       IN           97,733,968
2001    Total Electric Industry       KY           79,975,499
2001    Total Electric Industry       LA           74,681,020
2001    Total Electric Industry       MD           59,799,687
2001    Total Electric Industry       MS           44,286,865
2001    Total Electric Industry       NC          117,622,866
2001    Total Electric Industry       OH          154,458,595
2001    Total Electric Industry       OK           49,666,725
2001    Total Electric Industry       PA          137,893,545
2001    Total Electric Industry       SC           74,832,367
2001    Total Electric Industry       TN           95,320,199
2001    Total Electric Industry       TX          316,061,963
2001    Total Electric Industry    US-TOTAL     3,369,780,809
2001    Total Electric Industry       VA           96,122,996
2001    Total Electric Industry       WV           27,669,432

                      RETAIL SALES OF ELECTRICITY BY STATE
 [Source: EIA - Energy Information Administration - "Electric Power Annual 2003
                                - spreadsheets"]
         [http://www.eia.doe.gov/cneaf/electricity/epa/sales_state.xls]


                                                                                                            PIKE             PIKE
YEAR          SECTOR NAME           STATE      TOTAL SALES           YEAR      TOTAL US     TOTAL US      FOOTPRINT        FOOTPRINT
----          -----------           -----      ------------          ----      --------     ---------     ---------        ---------
                                                                               (MILLION    % INCREASE     (MILLION        % INCREASE
                                              (MEGAWATTHOURS)               MEGAWATTHOURS) SINCE 1990   MEGAWATTHOURS)    SINCE 1990
                                              ---------------               -------------  ----------   --------------    ----------
2002    Total Electric Industry                                      2002        3,463        28%           1,935             34%
2002    Total Electric Industry       AL           83,067,078
2002    Total Electric Industry       AR           42,449,558
2002    Total Electric Industry       FL          210,473,530
2002    Total Electric Industry       GA          123,789,078
2002    Total Electric Industry       IN          101,428,550
2002    Total Electric Industry       KY           87,266,835
2002    Total Electric Industry       LA           79,260,989
2002    Total Electric Industry       MD           66,928,026
2002    Total Electric Industry       MS           45,451,850
2002    Total Electric Industry       NC          122,686,468
2002    Total Electric Industry       OH          155,999,230
2002    Total Electric Industry       OK           49,485,466
2002    Total Electric Industry       PA          140,786,670
2002    Total Electric Industry       SC           77,819,392
2002    Total Electric Industry       TN           98,233,027
2002    Total Electric Industry       TX          320,845,849
2002    Total Electric Industry    US-TOTAL     3,462,520,834
2002    Total Electric Industry       VA          100,540,736
2002    Total Electric Industry       WV           28,463,122
2003    Total Electric Industry                                      2003        3,488        29%           1,939             34%
2003    Total Electric Industry       AL           83,844,220
2003    Total Electric Industry       AR           43,108,259
2003    Total Electric Industry       FL          217,378,622
2003    Total Electric Industry       GA          123,676,657
2003    Total Electric Industry       IN          100,467,779
2003    Total Electric Industry       KY           85,219,631
2003    Total Electric Industry       LA           77,769,322
2003    Total Electric Industry       MD           71,258,583
2003    Total Electric Industry       MS           45,543,881
2003    Total Electric Industry       NC          121,335,121
2003    Total Electric Industry       OH          151,412,306
2003    Total Electric Industry       OK           50,428,168
2003    Total Electric Industry       PA          141,001,657
2003    Total Electric Industry       SC           77,054,098
2003    Total Electric Industry       TN           97,455,808
2003    Total Electric Industry       TX          322,685,955
2003    Total Electric Industry    US-TOTAL     3,488,191,978
2003    Total Electric Industry       VA          101,509,984
2003    Total Electric Industry       WV           28,296,993

                                     [TAB 8]

      During August and September of 2004, we experienced the largest storm restoration event of our history as four hurricanes impacted Florida and the surrounding Gulf states. At the peak of our restoration activity, we dedicated approximately 3,000 field, supervisory and support staff to storm restoration services.


      Quanta Services, Inc. claimed that "after the damage from Hurricane Frances in August 2004, [they] quickly deployed approximately 1,300 workers to Florida to restore affected power lines" in its 2004 annual report.(1) We mobilized approximately 1,800 employees, not including employees already deployed on impacted systems. Furthermore, our internal competitive analysis showed that Infrasource Services, Inc. and MasTec, Inc. did not play a major role during the 2004 Hurricane season. Therefore, based upon the foregoing, we are confident that we are a leading provider of emergency services for storm restoration throughout our market.



--------
      (1) See Quanta's Form 10-K for the year ended December 31, 2004, page 4